Form 10-K, Exhibit 13
period 1993-12-31
SAN DIEGO GAS & ELECTRIC CO
filed 1994-03-04
CIK 86521

EXCERPT FROM TEN-YEAR SUMMARY PAGES 16-17

In millions of dollars except per share amounts
                                     1993       1992       1991       1990       1989
                                   --------   --------   --------   --------   --------
For the years ended December 31
Operating revenues                 $1,980.1   $1,870.9   $1,789.0   $1,771.9   $1,669.5
Operating income                      293.7      296.3      315.5      314.0      284.8
Net income (before preferred
dividend requirements)                218.7      210.7      208.1      207.8      187.1
Earnings per common share              1.81       1.77       1.76       1.76       1.57
Dividends declared per common share    1.48       1.44     1.3875       1.35       1.35

At December 31
Total assets                        4,702.2    4,199.8    3,747.6    3,656.6    3,546.5
Long-term debt and preferred stock
  subject to mandatory redemption
  (excludes current portion)***     1,525.0    1,651.9    1,331.2    1,337.1    1,287.2

*Includes ($7.7) million from the cumulative effect of change in accounting principle.

**Includes ($0.07) for cumulative effect of change in accounting principle.

***Includes long-term debt redeemable within one year.

This summary should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements contained elsewhere in this report.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

San Diego Gas & Electric Company is an operating public utility engaged in the electric and gas businesses. SDG&E generates and purchases electric energy and distributes it to 1.1 million customers in San Diego County and an adjacent portion of Orange County, California. It also purchases natural gas and distributes it to 690,000 customers in San Diego County. SDG&E also transports electricity and gas for others.

SDG&E has diversified into other businesses. SDG&E owns an 80-percent share of Wahlco Environmental Systems, which designs and manufactures air-pollution control and power-efficiency equipment for electric utilities and other power producers, refineries, and other manufacturers. Wholly owned Enova Corporation invests in limited partnerships representing about 300 affordable-housing projects located throughout the United States. Wholly owned Califia Company leases computer equipment. The investments in Enova and Califia are expected to provide income tax benefits over the next several years. Additional information regarding SDG&E's subsidiaries is described in Note 2 of the notes to consolidated financial statements.

REVENUES
Electric revenues increased 5 percent in 1993 and 7 percent in 1992. The 1993 increase reflects higher authorized costs and increased sales to other utilities. The 1992 increase reflects higher authorized costs and higher volumes as a result of warmer weather.

Gas revenues increased 3 percent in 1993 and decreased 1 percent in 1992. The 1993 increase reflects higher authorized costs, partially offset by lower sales volume as a result of customers' purchases of gas directly from other suppliers. The 1992 decrease reflects lower sales volume due to warmer weather and customers' purchases of gas directly from other suppliers, partially offset by higher authorized costs.

Revenues from diversified operations contributed 6 percent of SDG&E's consolidated revenues in 1993, 5 percent in 1992 and 5 percent in 1991. The 1993 increase in revenues from diversified operations primarily resulted from Califia's leasing activities. Wahlco's revenues remained the same in 1993 after decreasing in 1992 due to lower sales of flue gas conditioning systems. The market for flue gas conditioning systems has not developed in the United States as a result of many companies' delaying decisions on how to comply with the Clean Air Act. Wahlco also faces increasing competition from the availability of federal pollution credits, suppliers of lower-cost alternative systems and other options. In late 1993 Wahlco recorded a restructuring charge to reflect the planned relocation of Wahlco's manufacturing operations in Canada and West Virginia to its other U.S. facilities.

OPERATING EXPENSES
Purchased-power expense increased in 1993 due to purchases of short-term energy to replace lower-cost nuclear generation resulting from the refueling of the San Onofre Nuclear Generating Station Units 2 and 3 during 1993 and the permanent shutdown of Unit 1 in late 1992. Electric fuel expense remained the same in 1993, reflecting lower generation offset by higher prices for natural gas. Electric fuel and purchased-power expense increased in 1992 primarily due to higher volumes.

The decrease in gas purchased for resale in 1993 reflects the lower sales volumes resulting from customers' purchases of gas directly from other suppliers, partially offset by higher prices for natural gas. Gas purchased for resale decreased in 1992 due to lower volumes and customers' purchases of gas directly from other suppliers.

Other operating expenses increased in 1993 primarily due to higher utility operating and maintenance expenses, higher subsidiary operating expenses arising from Califia's increased leasing activities and higher depreciation as a result of the accelerated recovery of SDG&E's remaining investment in SONGS Unit 1. Other operating expenses increased in 1992 primarily due to new energy conservation programs.

OTHER INCOME AND DEDUCTIONS
The only significant change in other income and deductions was the 1992 increase due to the shutdown of SONGS Unit 1 and the related rate recovery of Unit 1 costs.

EARNINGS
In 1993 earnings per common share were $1.81, compared to earnings of $1.77 in 1992 and $1.76 in 1991. The increase in earnings in 1993 is due primarily to improved subsidiary results. The increase in earnings in 1992 is due primarily to the rate recovery of SONGS Unit 1 costs and to the partial restoration of the California Public Utilities Commission's 1989 Southwest Powerlink disallowance, partially offset by subsidiary losses and the $15 million merger termination fee paid by Southern California Edison in 1991 and the related income tax benefit from the merger expenses that SDG&E incurred in prior years.

SDG&E's nonutility subsidiaries contributed 2 cents to earnings per common share in 1993, reduced earnings by 12 cents per common share in 1992 and contributed 5 cents per common share to earnings in 1991.

LIQUIDITY AND CAPITAL RESOURCES

Utility operations continue to be a major source of liquidity for SDG&E. In addition, SDG&E's financing needs are met primarily through issuances of short- and long-term debt and of common and preferred stock. These capital resources are expected to remain available. Cash requirements include plant construction and other capital expenditures, subsidiaries' affordable-housing and leasing investments, and retirements of long-term debt.

CASH FLOWS FROM OPERATING ACTIVITIES
The major changes in cash flows from operations among the three years result from changes in regulatory balancing accounts, income taxes, and accounts payable and other current liabilities. The change in cash flows related to regulatory balancing accounts in 1993 compared to 1992 was due primarily to higher prices for natural gas and the replacement of lower-cost nuclear generation with purchased power and gas-fired generation due to the refueling of SONGS Units 2 and 3 during 1993 and the shutdown of SONGS Unit 1 in late 1992. The change in cash flows related to regulatory balancing accounts in 1992 compared to 1991 was due primarily to the higher cost of fuel and purchased power, partially offset by higher sales volume in 1992. The changes in cash flows related to income taxes were due primarily to higher income tax payments in 1992 in connection with a preliminary settlement with the Internal Revenue Service on the timing of certain deductions in prior years. The changes in cash flows related to accounts payable and other liabilities were due primarily to 1991 gas-supplier refunds that were applied to customers' bills in 1992.

CASH FLOWS FROM FINANCING ACTIVITIES
During 1993 SDG&E issued $370 million of first mortgage bonds and other long-term debt, including $179 million of tax-exempt Industrial Development Bonds issued through the City of San Diego and $60 million of tax-exempt Pollution Control Bonds issued through the California Pollution Financing Authority. The cash flows from these issuances and from operations were used to refinance higher-cost IDBs, other first mortgage bonds and other long-term debt. In addition, SDG&E reacquired preferred stock at a cost of $65 million and issued $51 million of preferred stock at a lower dividend rate. SDG&E plans to issue $55 million of preferred stock in 1994. Through its employee savings and common stock investment plans, SDG&E issued
$39 million of common stock in 1993 and plans no such issues in 1994.

SDG&E's utility capital structure is one factor that has enabled it to obtain long-term financing at attractive rates. The following table shows the percentages of capital represented by the various components. The capital structures are net of the construction funds held by a trustee in 1992 and 1993.

                     1989    1990    1991    1992    1993      Goal
                  ---------------------------------------------------
Common equity         45%     45%     47%     47%     47%     45-48%
Preferred stock        6       6       5       5       4        5-7
Debt and leases       49      49      48      48      49      46-49
                  ---------------------------------------------------
   Total             100%    100%    100%    100%    100%       100%

During 1993 the major credit-rating agencies issued statements indicating that competition and changes in regulation are subjecting utilities to greater risks. In October 1993 Standard & Poor's Corporation, after completing a review of the industry, concluded that more stringent risk-assessment standards were appropriate and revised ratings outlooks for about one-third of the utilities from "stable" to "negative." SDG&E's outlook is rated "negative." However, SDG&E's long-term debt ratings have not changed since 1985. Moody's Investors Service and Standard & Poor's recently reaffirmed their ratings of Aa3 and A+, respectively, for SDG&E's long-term debt.

CASH FLOWS FROM INVESTING ACTIVITIES
Sources of cash for investing activities in 1993 included $190 million withdrawn from the construction trust fund, into which $248 million of proceeds from issuances of IDBs was deposited in 1992. Cash used in investing activities in 1993 included utility construction expenditures, payments to the nuclear decommissioning trust, and subsidiaries' leasing activities and investments in affordable-housing projects. Construction expenditures, excluding nuclear fuel and the allowance for equity funds used during construction, were $354 million in 1993 and are estimated to be about $260 million in 1994. SDG&E continuously reviews its construction, investment and financing programs and revises them in response to changes in competition, customer growth, inflation, customer rates, the cost of capital, and environmental and regulatory requirements. Among other things, the level of expenditures in the next few years after 1994 will depend heavily on the timing of expenditures to comply with air emission reduction and other environmental requirements, and on whether SDG&E proceeds with its proposed South Bay Repower project and its plan to transport natural gas to Mexico. These matters are discussed below.

Payments to the nuclear decommissioning trust are expected to continue until the units are decommissioned, which is not expected to occur before 2014. Although Unit 1 was permanently shut down in 1992, it is expected to be decommissioned concurrently with Units 2 and 3.

REGULATORY MATTERS

ELECTRIC RATES
In December 1993 the CPUC issued decisions on the 1994 Cost of Capital and Operational Attrition proceedings, authorizing returns on equity from 10.85 percent to 11.1 percent for the six energy utilities under the CPUC's jurisdiction. This is a decrease from 1993 authorized returns which ranged from 11.8 percent to 11.95 percent. The CPUC lowered the rates of return of California utilities due to its concern for California's poor economy. The CPUC authorized a 10.85 percent return on equity for SDG&E (compared to 11.85 percent for 1993), for an overall rate of return of 9.03 percent (compared to
9.94 percent for 1993). The CPUC also authorized an attrition increase which results in a $1 million increase in electric and gas rates when combined with the effects of the Cost of Capital decision. The attrition increase reflects expected higher operating and maintenance expenses, capital expenditures and other non-fuel costs associated with SDG&E's 1994 operations. The CPUC's decision was effective January 1, 1994.

On July 21, 1993 the CPUC issued its decision on the forecast phase of SDG&E's 1993 Energy Cost Adjustment Clause proceeding, approving a $53 million increase in electric rates effective August 1, 1993. The increase reflects higher fuel and purchased-power expenses and the recovery of SDG&E's remaining investment in SONGS Unit 1.

On September 29, 1993 SDG&E filed its 1994 ECAC application and has requested an increase of $56 million in electric rates to cover expected higher fuel and purchased-power expenses, and recovery of prior undercollections from customers. A CPUC decision is expected in May 1994 with rates effective June 1, 1994. The CPUC is reviewing the reasonableness of SDG&E's fuel and purchased-power expenses and operations for the ECAC periods from August 1, 1991 to July 31, 1993. CPUC decisions are expected in 1994. Included will be the CPUC's assessment of SDG&E's administration of its 75-megawatt purchased-power contract with Portland General Electric for the three years ended July 31, 1992.

GAS RATES
During 1992 the CPUC initiated its Gas Bypass Rulemaking proceeding to consider rules allowing utilities to discount prices to avoid losing customers who would otherwise have their gas transported by others. The CPUC may also eliminate balancing account coverage for transportation costs associated with noncore customers, which would increase utilities' risk of recovering certain costs. A CPUC decision is expected in 1994.

On May 19, 1993 the CPUC issued its Long-Run Marginal Cost decision, requiring a larger portion of gas transportation costs to be allocated to residential customers, thereby lowering rates for large industrial customers. The decision is intended to help California industries become more competitive, and will reduce the large industrial customers' incentives to leave utilities' systems. The decision reduced SDG&E's annual payments to Southern California Gas Company by $5 million, effective June 1, 1993, and results in significantly lowered rates for SDG&E's large industrial customers, with only slightly increased rates for SDG&E's residential customers.

The Federal Energy Regulatory Commission's Order 636 required interstate pipeline companies to make pipeline capacity directly available to retail and wholesale customers by November 1, 1993. In addition, the CPUC's Gas Capacity Brokering decision required SoCal Gas to make its long-term rights to interstate capacity available to its retail and wholesale customers beginning in August 1993. As a result SDG&E reduced its commitment to SoCal Gas for firm interstate pipeline capacity to reflect its core customer demand, allowing SDG&E to bid for capacity to meet its noncore customer demand as needed on a short-term basis (core customers are primarily residential and commercial customers).

In September 1993 SDG&E filed its Biennial Cost Allocation Proceeding application to recover higher expected natural gas prices and to recover prior undercollections of gas costs. On January 1, 1994 the CPUC approved a portion of SDG&E's application, authorizing a $10 million increase in SDG&E's gas rates to reflect SoCal Gas's request for interim rate relief to recover stranded costs associated with SoCal Gas's long-term interstate transportation contracts. A decision on the remainder of the BCAP application is expected in late 1994.

SAN ONOFRE NUCLEAR GENERATING STATION UNIT 1
In November 1992 the CPUC issued a decision to permanently shut down SONGS Unit 1. The decision authorized Edison and SDG&E to recover their investments in Unit 1, of which SDG&E's share was $111 million, over a four-year period. SDG&E is authorized to recover its investment earning a return of 9.1 percent.

PERFORMANCE-BASED RATEMAKING
In October 1992 SDG&E applied to the CPUC to implement performance-based ratemaking, requesting incentive regulation for: 1) gas procurement and transportation; 2) electric generation and purchased power; 3) base rates and
4) long-term electric-resource procurement.

On June 23, 1993 the CPUC approved the first two mechanisms on a two-year experimental basis beginning August 1, 1993. These mechanisms will measure SDG&E's ability to purchase and transport natural gas and to generate energy or purchase short-term energy at the lowest possible cost, by comparing SDG&E's performance against various market benchmarks. SDG&E's shareholders and customers will share in any savings or excess costs within predetermined ranges.

Under the proposed base-rate mechanism, SDG&E would forego its 1996 General Rate Case (although SDG&E's annual cost of capital proceeding would be continued) and utilize the proposed base-rate mechanism for a five-year period beginning in May 1994. The mechanism has three components, which incorporate a range of possible shareholder benefits and risks. The first is a formula similar to the current attrition mechanism used to determine SDG&E's annual revenue requirement for operating, maintenance and capital expenditures. The second consists of a set of indicators which determine performance standards for customer rates, employee safety, electric system reliability and customer satisfaction. The third component establishes a revenue-sharing mechanism based on SDG&E's rate of return.

On December 7, 1993 SDG&E; the CPUC's Division of Ratepayer Advocates; and the U.S. Navy, SDG&E's largest customer, filed testimony agreeing on the base-rate mechanism. However, the Utility Consumers' Action Network, a utility-customer advocate group, filed with the CPUC a request for modification of SDG&E's proposal. The City of San Diego has filed a request to participate in the proceeding. On January 14, 1994 SDG&E filed rebuttal testimony to UCAN's petition. Hearings were concluded on January 28, 1994. A CPUC decision is expected in the second quarter of 1994.

SDG&E expects the long-term electric-resource procurement mechanism to be addressed after proceedings on the base-rate mechanism. This proposal, which does not have a risk-sharing mechanism, calls for a bidding system, under which SDG&E would compete with other utilities and nonutility producers to provide long-term generating resources, including long-term purchased capacity, to SDG&E customers. This mechanism would replace the Biennial Resource Plan Update proceeding with a market-based approach to long-term electric-resource procurement. The CPUC would have final approval of the resources selected by SDG&E.

RESOURCE PLANNING

During the period 1994 through 1997, SDG&E is projecting an electric load growth of 1 percent to 1.5 percent per year for both sales and peak demand. The combination of load growth and terminating purchased-power contracts results in a need for additional capacity.

In June 1993 the CPUC issued its final decision on the BRPU proceeding, requiring SDG&E to competitively bid for 491 mw of capacity beginning in 1997, including alternatives to SDG&E's proposed 291-mw Encina Repower project. The decision also required a minimum of 100 mw to be supplied from renewable resources such as geothermal, solar- and wind-generated power. On December 9, 1993 SDG&E announced the preliminary list of successful bids, of which the majority were cogeneration projects and the remainder were wind, geothermal, solar and biomass projects. Based on preliminary assessments, several of the bids that represented alternatives to the Encina Repower project were priced lower than SDG&E's proposal. The winning bids were scheduled to be announced in May 1994. However, on December 21, 1993 SDG&E filed a Petition for Modification of the BRPU decision, indicating that SDG&E's customers would be required to pay up to $800 million in excess energy costs over a 30-year period under the CPUC's bidding rules. These include the "second-price auction" rule, which requires SDG&E to reject the lowest bid prices and use the next higher range of bid prices as the basis for paying for BRPU energy. SDG&E's petition requests that it pay for the 491 mw of capacity at the lowest bid prices. The petition also requests that SDG&E be allowed to procure replacement capacity if a selected bidder is unable to perform under the bid terms.

SDG&E is considering the addition of 500 mw of capacity to its system by either repowering its South Bay power plant or by purchasing capacity from others. SDG&E has filed an application with the CPUC for a Certificate of Public Convenience and Necessity, requesting approval of the South Bay Repower project and recovery of the project's capital costs and operating and maintenance expenses in the same manner as a typical qualifying nonutility producer selling power to SDG&E under a purchased-power contract. SDG&E would be at risk if it exceeds the proposed cost of construction, financing and operation of the plant. SDG&E would also be at risk to meet certain performance standards measuring the plant's efficiency and output.

SDG&E also initiated a competitive bidding process to assess alternatives to the South Bay Repower project. Bids were submitted by independent power producers, cogenerators and others. In November 1993 SDG&E announced the preliminary results of the competitive bidding process. The South Bay Repower project was found to be competitive based on standardized guidelines established for all bidders. However, the CPUC is evaluating SDG&E's application to determine whether the South Bay Repower project would be the most cost-effective means of supplying additional capacity to SDG&E in 1997. The project also requires approval by the California Energy Commission. SDG&E is reconsidering its application and is curtailing preliminary expenditures on the project pending CPUC resolution of issues arising from the BRPU auction and clearer direction on how utilities should plan to meet their needs for additional generating capacity.

COMPETITION

SDG&E faces significant challenges as competition emerges in the electric and gas industries as a result of ongoing restructuring by federal and state regulatory authorities. These challenges include price competition, customers' bypass of SDG&E's electric and gas systems, nonutility generation, transmission access, retail wheeling, unfavorable economic conditions in California, and reduced customer growth within SDG&E's service territory.

The CPUC is considering reforming the electric utility industry in California and has identified several alternatives. One alternative would be to adopt limited reform by establishing a performance-based ratemaking mechanism, but no longer assuring utilities' recovery of fuel and other costs. This would be accomplished through the elimination of balancing accounts and rate adjustment mechanisms, which stabilize utilities' revenues for fluctuations in sales volumes and adjust future rates for variance from forecasted costs for fuel and purchased power. A second alternative would be to adopt retail wheeling in

California, allowing commercial and industrial customers to procure energy from producers other than their local utility. A third alternative would involve a complete restructuring of the electric industry, which would require utilities to divest of their power plants and become "common carrier" transmission and distribution facilities and which would require customers to procure their energy from others, using the utilities only for transmission.

The CPUC is also considering other means of enhancing competition, by allowing others to offer services typically performed by utilities. For example, the CPUC has ordered a test program to see if others could effectively provide lower-cost energy conservation services to utilities' customers.

The National Energy Policy Act was passed in 1992 to increase competition in the wholesale electric-generation market and to lower energy prices by easing restrictions on independent power production and by establishing a new class of electricity providers called "exempt wholesale generators." This allows both utilities and nonutility producers to operate generating facilities in more than one state with fewer restrictions imposed by the federal government. In certain circumstances the act also authorizes the FERC to require a utility to provide transmission service for others over its existing facilities or to build new facilities, if necessary. Recent CPUC decisions also will affect SDG&E's use of its transmission system. As a result of the CPUC's BRPU decision, SDG&E will be responsible for upgrading its transmission system and arranging for the transmission of power to its system from other producers.

Several states are considering adopting retail wheeling, which will allow other producers to sell energy to a utility's retail customers. However, many issues and complications still need to be resolved.

As the restructuring of the electric industry evolves, SDG&E will become more vulnerable to competition. California utilities' rates are significantly higher than the national average. SDG&E's industrial customers pay electricity prices that are among the highest in the Southwest. However, since 1989 SDG&E has been the lowest-cost provider of electricity among the major, investor-owned California utilities. In addition, SDG&E has a lower concentration of industrial customers, making its customers a less likely target for outside competitors. Furthermore, about 50 percent of SDG&E's capacity needs are met through purchased power, which limits SDG&E's risk of recovering its power plant investment.

Restructuring of the gas utility industry at the federal and state levels has allowed customers to bypass utilities as suppliers of natural gas. Nonutility electric producers may now use a utility's facilities to transport gas purchased from nonutility suppliers. Also, smaller customers may form groups to buy gas from another supplier.

SOURCES OF FUEL AND ENERGY
SDG&E's primary sources of fuel and energy include surplus energy from other utilities in the Southwest and the Northwest, natural gas from Canada and the Southwest, and uranium from Canada and Germany. SDG&E expects its purchased fuel and energy costs to remain relatively low in the next few years due to the continued availability of surplus energy in the Southwest and the availability of natural gas. During 1993 SDG&E began receiving low-cost gas from Canada. SDG&E is currently involved in litigation concerning the contracts for this gas. SDG&E cannot predict the outcome of the litigation but does not expect that even an unfavorable outcome would have a material effect on its financial condition or results of operations. SDG&E also purchases a significant portion of its gas supplies from short-term sources in the Southwest. Although short-term natural gas supplies and prices remain volatile due to weather and other conditions, these sources should provide SDG&E with an adequate supply of low-cost natural gas.

PROPOSED TRANSPORTATION OF GAS TO MEXICO
In 1993 SDG&E and SoCal Gas submitted a joint proposal to transport natural gas to Mexico. The project is subject to approval by Mexico and various federal, state and local agencies, and involves the construction of an 80-mile pipeline from SoCal Gas's service territory to the Mexican border. In August 1993 the FERC issued a permit to SDG&E and SoCal Gas, allowing them to make natural gas available to Mexico at the Tijuana border. The project's plans include providing gas to the nearby Rosarito power plant, which would be expanded and converted from oil-fired to gas-fired, thereby reducing air pollution in Mexico and California. Mexico has also expressed interest in obtaining gas at another border crossing to serve the area's industrial customers. As a result, a related application was filed with the FERC for permission to transport gas to Mexicali through SoCal Gas's existing systems in the Imperial Valley. Competing proposals have been submitted by others. SDG&E would face significant competition if one of the other proposals is selected and a major pipeline begins operating near SDG&E's service territory.

CUSTOMER GROWTH
Due to the continuing recession in California, customer growth has remained low, increasing about 1 percent annually in 1993 and 1992. The cutbacks in defense spending and construction have contributed to the loss of jobs in San Diego County. Fewer commercial businesses are being established in California due to the high cost of taxes and regulations.

ENVIRONMENTAL MATTERS

SDG&E's operations are conducted in accordance with federal, state and local environmental laws and regulations governing hazardous wastes, air and water quality, land use, and solid waste disposal. SDG&E incurs significant costs to operate its facilities in compliance with these laws and regulations, and to clean up the environment as a result of prior operations of SDG&E or of others. The costs of compliance with environmental laws and regulations are normally recovered in customer rates. The CPUC is expected to continue allowing the recovery of such costs, subject to reasonableness reviews.

Capital expenditures to comply with environmental laws and regulations were $8 million for 1993 and $4 million for 1992. The estimated capital expenditures for the next 5 years are $31 million in 1994, $35 million in 1995, $32 million in 1996, $24 million in 1997 and $13 million in 1998. These expenditures primarily include the estimated cost of retrofitting SDG&E's power plants to reduce air emissions and exclude potential expenditures to comply with water-discharge requirements for the Encina, South Bay and SONGS power plants.

HAZARDOUS WASTES
In 1993 the CPUC, the U.S. Environmental Protection Agency and the California Environmental Protection Agency prepared the Hazardous Substance Cleanup
Cost Recovery Collaborative Report. Its proposed procedure would allow utilities to recover 90 percent of hazardous-waste cleanup costs from customers. Until such a procedure is adopted, SDG&E will continue to seek recovery of these costs pursuant to a reasonableness review process by the CPUC.

In 1992 the U.S. Environmental Protection Agency named SDG&E as a potentially responsible party, for the North American Environmental, Inc. site in Clearfield, Utah. The EPA is evaluating the extent of the site's contamination and potential cleanup costs. The individual liability among the PRPs has not been determined. As a result, SDG&E's ultimate liability, if any, cannot be determined. The contractor who had disposed of SDG&E's hazardous wastes at the site has agreed to indemnify SDG&E against liability for cleanup costs, if any, associated with the site.

On December 6, 1993 SDG&E received notification that the California Department of Toxic Substances Control had assumed responsibility for remediation activities at the Rosen's Electrical Equipment Supply Company site in Pico Rivera, California. PCB contamination was previously found on and near the site. SDG&E sold transformers to Rosen's in the early 1980s and has been identified as a PRP for the site under California law. SDG&E, seven other named PRPs and others may be held liable for the cost of assessment and cleanup of the site. The state has indicated that SDG&E may be held responsible for about 7 percent of the hazardous waste at the site. SDG&E is investigating this matter. Based on available information, SDG&E is unable to estimate the range of liability, if any, it may have for remediating this site.

SDG&E has identified or has been associated with various other sites which require remediation under federal, state or local environmental laws. SDG&E will be held partially or indirectly responsible for cleaning up some of these sites. SDG&E cannot determine the extent of its responsibility for remediation of these sites. Furthermore, the timing for assessing the costs of cleanup at these sites and the number of others that may also be responsible and their ability to share in the cost of the cleanup is unknown.

ELECTRIC AND MAGNETIC FIELDS
SDG&E and other utilities are involved in litigation concerning electric and magnetic fields. An unfavorable outcome of EMF litigation could have a significant impact on the future operations of the electric utility industry, especially if relocation of existing power lines is ultimately required. To date, science has demonstrated no cause-and-effect relationship between cancer and exposure to the type of electric and magnetic fields emitted by utilities' transmission lines and generating facilities.

In November 1993 the CPUC adopted an interim policy regarding EMFs. Consistent with the major scientific reviews of available research literature, the CPUC concluded that no health risk has been identified with exposure to EMFs. However, to respond to public concern and scientific uncertainty, the CPUC created a public education program and a research program and directed utilities to adopt a low-cost EMF-reduction policy for new projects. The latter program, which will be implemented until science provides more direction, entails reasonable design changes to achieve noticeable reduction of EMF levels anticipated from new projects.

EMISSION ALLOWANCES
In 1996 SDG&E must begin to comply with nitrogen oxide emission limits imposed by the San Diego Air Pollution Control District. Full compliance is required by 2001. The cost of compliance includes retrofitting SDG&E's power plants and is estimated to be $130 million in capital costs and increased operating costs.

WATER QUALITY
In 1989 SDG&E submitted applications to the San Diego Regional Water
Quality Control Board to renew the discharge permits for its South Bay and Encina power plants. Supplemental renewal applications were submitted in 1993. SDG&E anticipates that the Water Quality Board and the U.S. Environmental Protection Agency will make their determinations in 1994 regarding SDG&E's applications. The permits are required to enable SDG&E to discharge its cooling water and its treated in-plant waste water and are, therefore, prerequisites to the continued operation of its power plants.

In addition, increasingly stringent cooling water and treated waste water discharge limitations may be imposed, and SDG&E may be required to build additional facilities to comply with these requirements. Such facilities could include waste water treatment facilities, cooling towers or offshore discharge pipelines.

The California Coastal Commission required a study of the offshore impact on the marine environment from the cooling water discharge by SONGS Units 2 and 3. The Marine Review Committee, acting on behalf of the Coastal Commission, concluded there is some environmental damage caused by the discharge. To mitigate the environmental damage, the California Coastal Commission ordered Edison and SDG&E to improve the plant's fish-protection system, build a 300-acre artificial reef to help restore kelp beds, and restore 150 acres of coastal wetlands. SDG&E may be required to incur capital costs of up to $30 million to comply with this order.

Responsibility Report for the Consolidated Financial Statements

SDG&E is responsible for the consolidated financial statements and other data in this annual report. To meet its responsibility for the reliability of the consolidated financial statements, SDG&E has developed a system of internal accounting controls and engages a firm of independent auditors. The board of directors of SDG&E carries out its responsibility for the consolidated financial statements through its audit committee, composed of directors who are not officers or employees of SDG&E.

Management maintains the system of internal accounting controls, which it believes is adequate to provide reasonable, but not absolute, assurance that its assets are safeguarded, transactions are executed in accordance with its objectives, and the financial records and reports are reliable for preparing the consolidated financial statements in accordance with generally accepted accounting principles.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived and that management makes estimates and judgments of these cost/benefit factors. The system of internal accounting controls is supported by an extensive program of internal audits, selection and training of qualified personnel, and written policies and procedures.

SDG&E's independent auditors, Deloitte & Touche, are engaged to audit SDG&E's consolidated financial statements in accordance with generally accepted auditing standards for the purpose of expressing their opinion as to whether SDG&E's consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The audit committee discusses with SDG&E's internal auditors and the independent auditors the overall scope and specific plans for their respective audits. The committee also discusses SDG&E's consolidated financial statements and the adequacy of SDG&E's internal controls. The committee met twice during the fiscal year with the internal auditors and the independent auditors without management present, to discuss the results of their examinations, their evaluations of SDG&E's internal controls, and the overall quality of SDG&E's financial reporting. The internal auditors and the independent auditors have full and free access to the committee throughout the year.

SDG&E's management has prepared the consolidated financial statements and other data in this annual report. In the opinion of SDG&E, the consolidated financial statements, which include amounts based on estimates and judgments of management, have been prepared in conformity with generally accepted accounting principles.

Frank H. Ault
Vice President and Controller
                                      24

STATEMENTS OF CONSOLIDATED INCOME
In thousands except per share amounts
For the years ended December 31             1993           1992          1991
                                         -----------   -----------   -----------
Operating Revenues
  Electric  . . . . . . . . . . . . . .  $1,514,608    $1,447,118    $1,357,554
  Gas . . . . . . . . . . . . . . . . .     346,658       336,992       338,161
  Diversified operations  . . . . . . .     118,849        86,790        93,297
                                         -----------   -----------   -----------
    Total operating revenues  . . . . .   1,980,115     1,870,900     1,789,012
                                         -----------   -----------   -----------
Operating Expenses
  Electric fuel . . . . . . . . . . . .     174,444       174,849       151,012
  Purchased power . . . . . . . . . . .     325,966       311,046       304,833
  Gas purchased for resale  . . . . . .     165,876       167,385       183,274
  Maintenance . . . . . . . . . . . . .      81,788        73,040        68,134
  Depreciation and decommissioning  . .     250,619       213,661       195,360
  Property and other taxes  . . . . . .      44,902        45,769        44,795
  Other . . . . . . . . . . . . . . . .     494,369       439,569       395,449
  Income taxes  . . . . . . . . . . . .     148,477       149,274       130,641
                                         -----------   -----------   -----------
    Total operating expenses  . . . . .   1,686,441     1,574,593     1,473,498
                                         -----------   -----------   -----------
Operating Income  . . . . . . . . . . .     293,674       296,307       315,514
                                         -----------   -----------   -----------
Other Income and (Deductions)
  Allowance for equity funds used
   during construction  . . . . . . . .      17,909         7,547         6,083
  Taxes on nonoperating income  . . . .         202        (3,177)         (473)
  Other - net . . . . . . . . . . . . .       8,229        16,294        (6,751)
                                         -----------   -----------   -----------
    Total other income and (deductions)      26,340        20,664        (1,141)
                                         -----------   -----------   -----------
Income Before Interest Charges  . . . .     320,014       316,971       314,373
                                         -----------   -----------   -----------
Interest Charges
  Long-term debt  . . . . . . . . . . .      93,402       100,776        98,802
  Short-term debt and other . . . . . .      12,142         9,123        10,705
  Allowance for borrowed funds used
   during construction  . . . . . . . .      (4,245)       (3,585)       (3,194)
                                         -----------   -----------   -----------
     Net interest charges . . . . . . .     101,299       106,314       106,313
                                         -----------   -----------   -----------
Net Income (before preferred dividend
 requirements)  . . . . . . . . . . . .     218,715       210,657       208,060
Preferred Dividend Requirements . . . .       8,565         9,600        10,535
                                         -----------   -----------   -----------
Earnings Applicable to Common Shares  .  $  210,150    $  201,057    $  197,525
Average Common Shares Outstanding . . .     116,049       113,806       111,988
Earnings Per Common Share . . . . . . .  $     1.81    $     1.77    $     1.76
Dividends Declared Per Common Share . .  $     1.48    $     1.44    $   1.3875

                  See notes to consolidated financial statements.
                                       25

CONSOLIDATED BALANCE SHEETS
In thousands of dollars
Balance at December 31                               1993            1992
                                                 ------------    ------------
ASSETS
Utility plant - at original cost . . . . . . . .  $5,134,251      $4,818,867
Accumulated depreciation and decommissioning . .  (2,016,618)     (1,840,175)
                                                 ------------    ------------
  Utility plant-net  . . . . . . . . . . . . . .   3,117,633       2,978,692
                                                 ------------    ------------
Investments and other property . . . . . . . . .     464,101         299,010
                                                 ------------    ------------
Current assets
  Cash and temporary investments . . . . . . . .      17,450          11,079
  Accounts receivable  . . . . . . . . . . . . .     205,712         198,743
  Notes receivable . . . . . . . . . . . . . . .      29,201          11,291
  Inventories  . . . . . . . . . . . . . . . . .      84,922          87,065
  Other  . . . . . . . . . . . . . . . . . . . .      40,810          45,849
                                                 ------------    ------------
      Total current assets . . . . . . . . . . .     378,095         354,027
                                                 ------------    ------------
Construction funds held by trustee . . . . . . .      58,042         248,267
Goodwill . . . . . . . . . . . . . . . . . . . .      53,921          56,013
Deferred taxes recoverable in rates  . . . . . .     311,564         294,818
Deferred charges and other assets  . . . . . . .     318,880         263,745
                                                 ------------    ------------
      Total  . . . . . . . . . . . . . . . . . .  $4,702,236      $4,494,572
                                                 ============    ============
CAPITALIZATION AND LIABILITIES
Capitalization (see Statements of Consolidated
 Capital Stock and of Long-Term Debt)
    Common equity  . . . . . . . . . . . . . . .  $1,516,240      $1,441,439
    Preferred stock
    Not subject to mandatory redemption  . . . .      93,493          62,493
    Subject to mandatory redemption  . . . . . .      25,000          68,200
    Long-term debt . . . . . . . . . . . . . . .   1,411,948       1,495,734
                                                 ------------    ------------
      Total capitalization . . . . . . . . . . .   3,046,681       3,067,866
                                                 ------------    ------------
Current liabilities
  Short-term borrowings  . . . . . . . . . . . .     131,197          82,749
  Long-term debt redeemable within one year  . .      88,000          88,000
  Current portion of long-term debt  . . . . . .      76,161          24,152
  Accounts payable . . . . . . . . . . . . . . .     166,622         156,155
  Dividends payable  . . . . . . . . . . . . . .      44,962          43,298
  Taxes accrued  . . . . . . . . . . . . . . . .      36,830          43,656
  Interest accrued . . . . . . . . . . . . . . .      20,396          24,778
  Regulatory balancing accounts overcollected-net     33,179          46,424
  Other  . . . . . . . . . . . . . . . . . . . .     104,353          80,729
                                                 ------------    ------------
      Total current liabilities  . . . . . . . .     701,700         589,941
                                                 ------------    ------------
Customer advances for construction . . . . . . .      41,729          49,698
Accumulated deferred income taxes-net  . . . . .     520,076         495,844
Accumulated deferred investment tax credits  . .     114,159         119,258
Deferred credits and other liabilities . . . . .     277,891         171,965
Contingencies and commitments (Notes 2 and 9)  .        _               _
                                                 ------------    ------------
      Total  . . . . . . . . . . . . . . . . . .  $4,702,236      $4,494,572
                                                 ============    ============
                   See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

In thousands of dollars
For the years ended December 31                               1993         1992       1991
                                                            ---------    --------   --------
Cash Flows from Operating Activities
  Net Income . . . . . . . . . . . . . . . . . . . . . . .  $218,715     $210,657   $208,060
  Adjustments to reconcile net income to net cash
   provided by operating activities
     Depreciation and decommissioning  . . . . . . . . . .   250,619      213,661    195,360
     Amortization of deferred charges and other assets . .    11,141        1,923      1,402
     Allowance for equity funds used during construction .   (17,909)      (7,547)    (6,083)
     Deferred income taxes and investment tax credits  . .    45,606      (11,031)   (11,377)
     Other-net . . . . . . . . . . . . . . . . . . . . . .     3,564       (2,752)       764
  Changes in working capital components net
   of effects from purchases of subsidiaries
     Accounts and notes receivable . . . . . . . . . . . .   (10,479)      (1,326)   (25,340)
     Regulatory balancing accounts . . . . . . . . . . . .   (13,245)      24,647     35,786
     Inventories . . . . . . . . . . . . . . . . . . . . .     4,616        7,401      9,857
     Other current assets  . . . . . . . . . . . . . . . .     5,039       (2,360)       681
     Accrued interest and taxes  . . . . . . . . . . . . .   (19,141)     (30,682)    26,959
     Accounts payable and other current liabilities  . . .    19,691      (16,952)    40,984
                                                            ---------    ---------  ---------
       Net cash provided by operating activities . . . . .   498,217      385,639    477,053
                                                            ---------    ---------  ---------
Cash Flows from Financing Activities
     Dividends paid  . . . . . . . . . . . . . . . . . . .  (178,708)    (172,211)  (164,436)
     Short-term borrowings-net . . . . . . . . . . . . . .    48,448       38,781    (22,138)
     Issuance of long-term debt  . . . . . . . . . . . . .   369,893      509,200     38,792
     Repayment of long-term debt . . . . . . . . . . . . .  (531,526)    (236,994)   (20,595)
     Sale of common stock  . . . . . . . . . . . . . . . .    38,850       58,176     11,712
     Issuance of preferred stock . . . . . . . . . . . . .    50,636       24,733        -
     Redemption of preferred stock . . . . . . . . . . . .   (65,228)     (40,195)    (3,000)
                                                            ---------    ---------  ---------
       Net cash provided (used) by financing activities  .  (267,635)     181,490   (159,665)
                                                            ---------    ---------  ---------
Cash Flows from Investing Activities
     Utility construction expenditures . . . . . . . . . .  (354,391)    (280,281)  (254,953)
     Withdrawals from (contributions to)
       construction trust funds-net  . . . . . . . . . . .   190,225     (248,267)      -
     Contributions to decommissioning funds  . . . . . . .   (22,038)     (22,038)   (22,038)
     Purchase of assets and subsidiaries . . . . . . . . .    (3,887)      (7,833)   (16,115)
     Sale of assets  . . . . . . . . . . . . . . . . . . .     2,709        3,952        -
     Other-net . . . . . . . . . . . . . . . . . . . . . .   (36,829)     (18,499)   (18,895)
                                                            ---------    ---------  ---------
       Net cash used by investing activities . . . . . . .  (224,211)    (572,966)  (312,001)
                                                            ---------    ---------  ---------
Net increase (decrease)  . . . . . . . . . . . . . . . . .     6,371       (5,837)     5,387
Cash and temporary investments beginning of period . . . .    11,079       16,916     11,529
                                                            ---------    ---------  ---------
Cash and temporary investments end of period . . . . . . .  $ 17,450     $ 11,079   $ 16,916
                                                            =========    =========  =========
Supplemental Schedule of Noncash Investing
  and Financing Activities
     Subsidiaries' acquisitions
       Assets acquired . . . . . . . . . . . . . . . . . .  $235,158     $115,054   $ 23,747
       Cash paid . . . . . . . . . . . . . . . . . . . . .   (28,209)     (14,368)    (6,917)
                                                            ---------    ---------  ---------
       Liabilities assumed . . . . . . . . . . . . . . . .  $206,949     $100,686   $ 16,830
                                                            =========    =========  =========

                  See notes to consolidated financial statements.

                                      27

STATEMENTS OF CONSOLIDATED CHANGES IN CAPITAL STOCK AND RETAINED EARNINGS

                       Preferred Stock
                ---------------------------
                Not Subject to   Subject to
                   Mandatory      Mandatory     Common    Premium on    Retained
                   Redemption     Redemption     Stock   Capital Stock  Earnings
- --------------------------------------------------------------------------------
In thousands of dollars
For the years ended December 31, 1991, 1992, 1993
- --------------------------------------------------------------------------------
Balance, December 31, 1990   $87,493   $55,000    $279,745  $469,743  $546,127
  Net income                                                           208,060
  Common stock sold (598,232 shares)                 1,495    10,217
  Vesting of previously restricted shares                        559
  Sinking fund requirement              (3,000)
  Dividends declared
    Preferred stock                                                    (10,524)
    Common stock                                                      (155,436)
- --------------------------------------------------------------------------------
Balance, December 31, 1991    87,493    52,000     281,240    480,519  588,227
  Net income                                                           210,657
  Common stock sold (2,537,756 shares)               6,345     50,625
  Vesting of previously restricted shares                       1,206
  Preferred stock sold (1,000,000 shares) 25,000                 (267)
  Preferred stock retired (1,070,000 shares)(25,000) (7,000)   (2,597)    (940)
  Sinking fund requirement                           (1,800)
  Dividends declared
    Preferred stock                                                     (9,533)
    Common stock                                                      (164,043)
- --------------------------------------------------------------------------------
Balance, December 31, 1992     62,493    68,200     287,585   529,486  624,368
  Net income                                                           218,715
  Common stock sold (1,481,241 shares)                3,703    33,209
  Vesting of previously restricted shares                       1,938
  Preferred stock sold (2,040,000 shares) 51,000                 (364)
  Preferred stock retired (633,700 shares)(20,000) (43,200)       850  (2,878)
  Dividends declared
    Preferred stock                                                    (8,526)
    Common stock                                                     (171,846)
- --------------------------------------------------------------------------------
Balance, December 31, 1993    $93,493   $25,000   $291,288  $565,119  $659,833
                              ==================================================

                 See notes to consolidated financial statements.
                                      28

STATEMENTS OF CONSOLIDATED CAPITAL STOCK

In thousands of dollars except call price
Balance at December 31                                          1993         1992
                                                             -----------   -----------
COMMON EQUITY
Common stock, without par value, authorized
  255,000,000 shares, outstanding: 1993,
  116,515,073 shares; 1992, 115,033,832 shares               $  291,288    $  287,585
Premium on capital stock                                        565,119       529,486
Retained earnings                                               659,833       624,368
                                                             -----------   -----------
      Total common equity                                    $1,516,240    $1,441,439

PREFERRED STOCK (A)                                     Call
Not subject to mandatory redemption                    Price
  $20 par value, authorized 1,375,000 shares         ---------
    5% Series, 375,000 shares outstanding            $  24.00    $ 7,500      $ 7,500
    4 1/2% Series, 300,000 shares outstanding           21.20      6,000        6,000
    4.40% Series, 325,000 shares outstanding            21.00      6,500        6,500
    4.60% Series, 374,650 shares outstanding            20.25      7,493        7,493
  Without par value (B)
    $7.20 Series, 150,000 shares outstanding           101.00     15,000       15,000
    $1.70 Series, 1,400,000 shares outstanding          25.85(D)  35,000         -
    $1.82 Series, 640,000 shares outstanding            26.00(D)  16,000         -
    $7.80 Series, outstanding: 1992,
     200,000 shares                                       -          -         20,000
                                                     ---------   --------    --------
       Total not subject to mandatory redemption                 $93,493      $62,493
                                                                 --------     --------
Subject to mandatory redemption
  Without par value (B)
    $1.7625 Series, 1,000,000 shares outstanding(C)  $  25.00(D) $25,000      $25,000
    $7.05 Series, outstanding: 1992, 433,700 shares       -          -         43,370
    Current sinking fund requirement                                 -           (170)
                                                                 --------     --------
       Total subject to mandatory redemption                     $25,000      $68,200
                                                                 ========     ========

(A) All series of preferred stock have cumulative preferences as to dividends. The $20 par value preferred stock has two votes per share, whereas the no par value preferred stock is nonvoting. The $20 par value preferred stock has a liquidation value at par. The no par value preferred stock has a liquidation value of $25 per share, except for the $7.20 series, which has a liquidation value of $100 per share.

(B) Authorized 10,000,000 shares total (both subject to and not subject to mandatory redemption).

(C) The $1.7625 series has a sinking fund requirement to redeem 50,000 shares per year from 2003 to 2007. The remaining shares must be redeemed in 2008.

(D) The $1.70 and $1.7625 series are not callable until 2003; the $1.82 series is not callable until 1998.


                  See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED LONG-TERM DEBT

In thousands of dollars

Balance at December 31                                   1993          1992
                                                     -----------   -----------
First mortgage bonds
  5 1/2%, due 1994 - 1997 . . . . . . . . . . . .     $   33,468    $   33,868
  7 5/8%, due 2002  . . . . . . . . . . . . . . .         80,000        80,000
  2.9% - 4.25%, due 2007 - 2008*  . . . . . . . .        115,000       115,000
  5.85% - 6.8%, due 2015 - 2021  . . . . . . . .         356,755       133,015
  3.3%, due 2018*  . . . . . . . . . . . . . . .          14,915          -
  7 3/8% - 9 5/8%, due 2020 - 2023 . . . . . . .         384,950       384,950
  1.3% - 3.9%, due 2027* . . . . . . . . . . . .         250,000       250,000
  Series retired in 1993   . . . . . . . . . . .            -          412,035
                                                      -----------   -----------
      Total  . . . . . . . . . . . . . . . . . .       1,235,088     1,408,868
                                                      -----------   -----------
Capitalized leases . . . . . . . . . . . . . . .         124,782       124,875
Other long-term debt, 3.0%-9.67%, due 1994-2001*         224,559        88,305
Unamortized discount on long-term debt . . . . .          (8,320)      (14,162)
Long-term debt redeemable within one year  . . .         (88,000)      (88,000)
Current portion of long-term debt  . . . . . . .         (76,161)      (24,152)
                                                      -----------   -----------
      Total  . . . . . . . . . . . . . . . . . .      $1,411,948    $1,495,734
                                                      ===========   ===========

*Interest rates on $453 million of these notes are variable and tied to various financial indices.

                 See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED FINANCIAL INFORMATION BY SEGMENTS OF BUSINESS

In thousands of dollars
At December 31 or for the years then ended    1993         1992         1991
- -------------------------------------------------------------------------------
Operating Revenues*                        $1,980,115   $1,870,900   $1,789,012
                                           ----------   ----------   ----------
Operating Income
  Electric operations . . . . . . . . . .  $  263,643   $  270,172   $  266,402
  Gas operations  . . . . . . . . . . . .      24,571       37,234       37,405
  Diversified operations  . . . . . . . .       5,460      (11,099)      11,707
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .  $  293,674   $  296,307   $  315,514
                                           ----------   ----------   ----------
Depreciation and Decommissioning
  Electric operations . . . . . . . . . .  $  210,890   $  178,513   $  164,194
  Gas operations  . . . . . . . . . . . .      28,215       27,667       25,536
  Diversified operations  . . . . . . . .      11,514        7,481        5,630
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .  $  250,619   $  213,661   $  195,360
                                           ----------   ----------   ----------
Utility Plant Additions**
  Electric operations . . . . . . . . . .  $  291,456   $  236,918   $  210,958
  Gas operations  . . . . . . . . . . . .      62,935       43,363       43,995
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .  $  354,391   $  280,281   $  254,953
                                           ----------   ----------   ----------
Identifiable Assets
  Utility plant-net
    Electric operations . . . . . . . . .  $2,724,139   $2,623,058   $2,692,492
    Gas operations  . . . . . . . . . . .     393,494      355,634      339,307
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .   3,117,633    2,978,692    3,031,799
                                           ----------   ----------   ----------
  Inventories
    Electric operations . . . . . . . . .      57,410       62,170       65,358
    Gas operations  . . . . . . . . . . .      18,703       14,056       19,508
    Diversified operations  . . . . . . .       8,809       10,839        9,349
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .      84,922       87,065       94,215
                                           ----------   ----------   ----------
  Other identifiable assets
    Electric operations . . . . . . . . .     744,335      861,236      533,833
    Gas operations  . . . . . . . . . . .     139,631      175,156      109,829
    Diversified operations  . . . . . . .     504,359      288,914      188,712
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .   1,388,325    1,325,306      832,374
                                           ----------   ----------   ----------
Other Assets  . . . . . . . . . . . . . .     111,356      103,509       88,286
                                           ----------   ----------   ----------
Total Assets  . . . . . . . . . . . . . .  $4,702,236   $4,494,572   $4,046,674
                                           ==========   ==========   ==========

*The detail to operating revenues is provided in the Statements of Consolidated
 Income. The gas operating revenues shown therein include $16 million in 1993, $17 million in 1992 and $10 million in 1991, representing the gross margin on sales to the electric segment. These margins arose from interdepartmental transfers of $141 million in 1993, $142 million in 1992 and $116 million in 1991, based on transfer pricing approved by the California Public Utilities Commission in tariff rates.

**Excluding allowance for equity funds used during construction.

Utility income taxes and corporate expenses are allocated between electric and gas operations in accordance with regulatory accounting requirements.

                  See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  Summary of Accounting Policies

UTILITY PLANT AND DEPRECIATION
Utility plant represents the buildings, equipment and other facilities used to provide electric and gas service. The cost of utility plant includes labor, material, contract services and other related items, and an allowance for funds used during construction. The cost of retired depreciable utility plant, plus removal expenses minus salvage value is charged to accumulated depreciation.

Depreciation expense reflects the straight-line remaining useful life method. The provisions for depreciation approximated 4.13 percent of average depreciable utility plant in 1993, 3.99 percent in 1992 and 3.98 percent in 1991.

INVENTORIES
At December 31, 1993 inventories include $55 million of materials and supplies ($57 million in 1992), and $30 million of fuel oil and natural gas ($30 million in 1992). Materials and supplies are valued at average cost, and fuel oil and natural gas are valued by the last-in first-out, or LIFO, method.

OTHER CURRENT ASSETS
Included in other current assets at December 31, 1993 is $26 million of investment in SONGS 1 which will be recovered in 1994. The noncurrent portion of the $88 million investment is included in "Deferred Charges and Other Assets" on the Consolidated Balance Sheets.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
The allowance represents the cost of funds used to finance the construction of utility plant and is added to the cost of utility plant. AFDC also increases income, partly as an offset to interest charges shown in the Statements of Consolidated Income, although it is not a current source of cash.

REVENUES AND REGULATORY BALANCING ACCOUNTS
Revenues from utility customers consist of deliveries to customers and the changes in regulatory balancing accounts. Earnings fluctuations from changes in the costs of fuel oil, purchased energy and natural gas, and consumption levels for electricity and the majority of natural gas are eliminated by balancing accounts authorized by the California Public Utilities Commission. The balances of these accounts represent amounts that will be recovered from, or repaid to, customers by adjustments to future prices.

GOODWILL
Goodwill arose from the acquisition of certain businesses by Pacific Diversified Capital (see Note 2). It is being amortized on a straight-line basis over 40 years. The accumulated amortization at December 31, 1993 was $7.7 million ($6.1 million in 1992).

DEFERRED CHARGES AND OTHER ASSETS
Deferred charges include unrecovered premium on early retirement of debt and other regulatory-related expenditures that SDG&E will recover in future rates. These items are amortized as recovered in rates.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Temporary investments are highly liquid investments with original maturities of three months or less.

OTHER
Certain prior year amounts have been reclassified for comparability. In addition, certain prior year amounts have been restated to give retroactive effect to the adoption of Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes.

2  INVESTMENT IN NON-REGULATED SUBSIDIARIES

The consolidated financial statements include the accounts of San Diego Gas & Electric and its wholly owned subsidiaries: Califia Company, Enova Corporation and Pacific Diversified Capital Company. Califia and Enova are engaged in non-utility investment activities. Pacific Diversified Capital is a holding company owning Phase One Development, Inc. and 80 percent of Wahlco Environmental Systems, Inc.

INVESTMENT IN WAHLCO ENVIRONMENTAL SYSTEMS, INC.
SDG&E's investment in and advances to Wahlco aggregate $72 million at December 31, 1993. At December 31, 1993 Wahlco had consolidated net assets of $73 million (including $54 million of goodwill). During the years ended December 31, 1991, 1992 and 1993, Wahlco's net income (loss) was $12 million, ($13 million) and ($11 million). During those years Wahlco's cash flow provided by (used in) operations was $7 million, ($7 million) and ($12 million). Historically, Wahlco's primary and most profitable product line has been flue gas conditioning equipment, which is sold to utilities with coal-fired generating plants. Since the passage of the 1990 Clean Air Act Amendments, Wahlco's prospects for future profitability have been significantly associated with the size and timing of flue gas conditioning equipment orders from utilities responding to that legislation.

Phase I of that legislation requires certain utilities to submit compliance plans to the Environmental Protection Agency by February 28, 1993 and to be in compliance by January 1, 1995. Phase II requires the remaining utilities with coal-fired generation to be in compliance by January 1, 2000.

Thus far, sales of and orders for flue gas conditioning equipment have not reached anticipated levels. Therefore, SDG&E is considering alternative strategies relative to Wahlco, which may result in a charge to SDG&E's future earnings.
                                      32

3  LONG-TERM DEBT

Amounts and due dates of long-term debt are shown on the Statements of Consolidated Long-Term Debt. Excluding capital leases, which are described in
Note 9, combined aggregate maturities and sinking fund requirements of long-term debt are $68 million for 1994, $45 million for 1995, $34 million for 1996, $49 million for 1997 and $21 million for 1998. SDG&E has CPUC authorization to issue an additional $263 million in debt.

FIRST MORTGAGE BONDS
First mortgage bonds are secured by a lien on substantially all utility plant. Additional first mortgage bonds may be issued upon compliance with the provisions of the bond indenture. Certain of the first mortgage bonds may be called at SDG&E's option.

First mortgage bonds totaling $380 million have variable interest rate provisions. On $115 million, bondholders may elect to redeem their bonds at the annual interest adjustment dates. Redemption of $27 million of these cannot occur before 1995. For purposes of determining the aggregate maturities listed above, it is assumed that these issues will not be redeemed before scheduled maturity.

During 1993 SDG&E issued $239 million of first mortgage bonds and retired $412 million of first mortgage bonds prior to scheduled maturities.

OTHER DEBT
At December 31, 1993 SDG&E had two $50 million bank lines providing a committed source of long-term borrowings, of which $60 million was outstanding. Bank lines, unless renewed by SDG&E, expire in 1994 and 1995. A commitment fee is paid on the unused portion of the lines and there are no requirements for compensating balances.

Loans of $149 million and $69 million at December 31, 1993 and 1992, respectively, are secured by subsidiary equipment, real estate and other investments.

INTEREST
Interest payments, including those applicable to short-term borrowings, amounted to $106 million in 1993, $108 million in 1992 and $107 million in 1991. Interest payments of $34 million in 1992 on income taxes in connection with a preliminary settlement with the Internal Revenue Service are included with income taxes in Note 7.

SDG&E periodically enters into interest rate swap and cap agreements to moderate its exposure to interest rate changes and to lower its overall cost of borrowings (see Note 8). At December 31, 1993 SDG&E had such agreements, maturing in 1996 and 2002, with underlying debt aggregating $120 million. These agreements have effectively fixed interest rates on the underlying variable rate debt at 5.4% to 6.3%. SDG&E is exposed to potential losses should other parties to the agreement not perform. Such nonperformance is not anticipated.

4  SHORT-TERM BORROWINGS

At December 31, 1993 and 1992 short-term borrowings and weighted average interest rates for the outstanding balances were:

In millions of dollars               1993                   1992
- -----------------------------------------------------------------------------
                              Balance  Interest Rate   Balance  Interest Rate
Bank loans                      $ 91        3.4%         $ -          -
Subsidiaries' bank credit line    40        5.2%          14         6.0%
Commercial paper                   -         -            69         3.7%
     Total                      $131                     $83
- -----------------------------------------------------------------------------

At December 31, 1993 SDG&E had various bank lines, aggregating $150 million, available to support commercial paper and bank loans. SDG&E's subsidiaries had a bank credit line that provided for borrowings up to $40 million at the prime rate. A commitment fee is paid on the unused portion of the lines. There were no requirements for compensating balances.

5  FACILITIES UNDER JOINT OWNERSHIP

The San Onofre nuclear power plant and the Southwest Powerlink transmission line are jointly owned with other utilities. SDG&E's interests at December 31, 1993 were:

In millions of dollars
- -----------------------------------------------------------------------------
Project                                    San                    Southwest
                                          Onofre                  Powerlink
- -----------------------------------------------------------------------------
Ownership interest (%)                        20                         89
Utility plant in service                  $1,083                       $210
Accumulated depreciation                  $  335                       $ 67
Construction work in progress             $   21                       $ -
- -----------------------------------------------------------------------------

Each participant in the projects must provide its own financing.

SDG&E's share of operating expenses is included in its Statements of Consolidated Income.

SDG&E's share of future dismantling and decontamination costs for the San Onofre units is estimated to be $322 million. These costs are included in setting rates and are expected to be fully recovered by 2014, the estimated last year of service. SDG&E invests in externally managed trust funds the amounts collected in rates. At December 31, 1993 the trust funds had a market value of $191 million, which includes $10.7 million in unrealized gains and which is included in "Investments and Other Property" on the Consolidated Balance Sheets. The securities held by the trust are adjusted to market value in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, issued in May 1993 and implemented by SDG&E as of
December 31, 1993. Additional information regarding San Onofre is included in Note 9.
                                    36

6  EMPLOYEE BENEFIT PLANS

SDG&E has a defined-benefit pension plan, which covers substantially all utility employees. Benefits are related to the employees' compensation. Plan assets consist primarily of common stocks and bonds.

SDG&E funds the plan based on the aggregate cost actuarial method. Net pension cost consisted of the following for the year ended December 31:

In thousands of dollars                       1993        1992        1991
- -----------------------------------------------------------------------------
Cost related to current service             $18,233     $17,838      $17,054
Interest on projected benefit obligation     29,745      27,933       24,725
Return on plan assets                       (39,351)    (23,267)     (71,388)
Other                                        (8,627)    (25,325)      35,199
    Net cost (benefit)                      $   -       $(2,821)    $  5,590
- -----------------------------------------------------------------------------
The plan's status was as follows at December 31:

In thousands of dollars                           1993            1992
- -----------------------------------------------------------------------------
Accumulated benefit obligation
    Vested                                      $304,053        $259,292
    Nonvested                                     10,616           9,380
        Total                                   $314,669        $268,672
Plan assets at fair value                       $435,371        $404,894
Projected benefit obligation                     457,710         393,906
Plan assets less projected
  benefit obligation                             (22,339)         10,988
Unrecognized effect of accounting change          (1,835)         (2,064)
Unrecognized prior service cost                   14,043          15,130
Unrecognized actuarial losses (gains)             10,131         (24,054)
Amount recognized as an asset                   $   -           $    -
- ----------------------------------------------------------------------------

The projected benefit obligation assumes a 7.5 percent actuarial discount rate in 1993 (8.0 percent in 1992) and a 6.0 percent average annual salary increase. The expected long-term rate of return on plan assets is 8.5 percent. The impact of decreasing the actuarial discount rate was to increase the accumulated benefit obligation and projected benefit obligation by approximately $22 million and $38 million, respectively.

Eligible employees may make a contribution of 1 percent to 15 percent of their base pay to SDG&E's savings plan for investment in mutual funds or in SDG&E common stock. SDG&E contributes amounts equal to up to 3 percent of participants' base compensation for investment in SDG&E common stock.

SDG&E's expense for the pension and the savings plans and a supplemental retirement plan for a limited number of key employees was approximately $4 million in 1993, $1 million in 1992 and $9 million in 1991.

SDG&E has a long-term incentive stock compensation plan that provides for aggregate awards of up to 2,700,000 shares of common stock over a 10-year period ending in 1996. In each of the last eight years SDG&E issued approximately 40,000 shares to 60,000 shares of stock to officers and key employees for $2.50 per share, subject to buy-back if certain corporate goals are not met.

SDG&E provides certain health and life insurance benefits to retired utility employees. Prior to 1993, SDG&E expensed these benefits when paid and such amounts were normally recovered in rates. Effective January 1, 1993, SDG&E adopted SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which requires that these benefits be accrued during the employee's years of service, up to the year of benefit eligibility. The transition obligation of approximately $47 million is being amortized over 20 years. SDG&E will recover the cost of these benefits based upon actuarial calculations and funding limitations. The amounts expensed for these benefits were $5 million in 1993, $4 million in 1992 and $3 million in 1991.

7  INCOME TAXES

SDG&E has adopted SFAS 109, Accounting for Income Taxes, retroactive to January 1, 1989.

SFAS 109 requires the use of the balance sheet method of accounting for income taxes. Under this method, a deferred tax asset or liability represents the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities and is measured using the latest enacted tax rates.

As a result of adopting SFAS 109, SDG&E recorded additional deferred income taxes related to the allowance for funds used during construction and other temporary differences for which deferred income taxes had not been provided. Existing deferred income taxes were reduced due to intervening income tax rate reductions, and a deferred income tax asset related to unamortized investment tax credits was recorded. The net effect of these changes is almost entirely offset by a regulatory asset of $312 million at December 31, 1993 ($295 million at December 31, 1992). This regulatory asset is expected to be recovered in future rates and will be adjusted as it is recovered through the ratemaking process as tax rates and laws change.

Also as a result of adopting SFAS 109, 1989 net income was decreased by $8 million, or $0.07 per share. This decrease results from the write-down of deferred tax assets initially recorded at prior tax rates in excess of current tax rates. These excess deferred taxes will not be recovered in future rates.

Effective January 1, 1993, the federal statutory tax rate increased to 35 percent from 34 percent. This change increased SDG&E's net deferred tax liability by approximately $14 million. The impact on income tax expense was not significant.

                                   34

Income tax payments totaled $116 million in 1993, $192 million in 1992 and $115 million in 1991.

COMPONENTS OF ACCUMULATED DEFERRED INCOME TAXES

In thousands of dollars                            1993            1992
- ---------------------------------------------------------------------------
Deferred tax liabilities
  Differences in book and tax bases
    of utility plant                             $650,429        $611,408
  Loss on reacquired debt                          28,572          13,761
  Other                                            86,126          70,598
      Total deferred tax liabilities              765,127         695,767
Deferred tax assets
  Unamortized investment tax credits               79,479          80,102
  Equipment leasing activities                     61,533          26,247
  Other                                           118,673         114,470
      Total deferred tax assets                   259,685         220,819
Net deferred income tax liability                 505,442         474,948
Current portion of deferred income taxes           14,634          20,896
Accumulated deferred income taxes-net            $520,076        $495,844
- ---------------------------------------------------------------------------

COMPONENTS OF INCOME TAX EXPENSE

In thousands of dollars               1993          1992           1991
- ---------------------------------------------------------------------------
Current
    Federal                         $ 79,848      $134,635       $107,959
    State                             22,821        28,847         34,532
        Total current taxes          102,669       163,482        142,491
Deferred
    Federal                           43,365        (2,248)         1,106
    State                              7,001        (3,638)        (7,519)
        Total deferred taxes          50,366        (5,886)        (6,413)
Deferred investment tax credits-net   (4,760)       (5,145)        (4,964)
        Total income tax expense    $148,275      $152,451       $131,114
- ---------------------------------------------------------------------------
Federal and state income taxes are allocated between operating income and other income.

RECONCILIATION OF STATUTORY FEDERAL INCOME TAX RATE TO EFFECTIVE RATE

In thousands of dollars                1993           1992          1991
- ---------------------------------------------------------------------------
Income before federal
 income taxes                        $337,168       $337,899      $312,161
Statutory federal income tax rate       35.0%          34.0%         34.0%
Depreciation                             5.0            3.7           4.2
Tax credits                             (3.9)          (2.8)         (2.1)
Allowance for funds used
 during construction                    (1.9)          (0.7)         (0.6)
Equipment leasing activities            (1.8)            -             -
Other-net                                2.7            3.5          (2.2)
    Effective federal income
      tax rate                          35.1%          37.7%         33.3%
- ----------------------------------------------------------------------------

8  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, Disclosures About Fair Market Value of Financial Instruments, requires disclosure of the fair value of financial instruments, whether recognized in the statement of financial position, for which it is practicable to estimate fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

CASH AND TEMPORARY INVESTMENTS, NOTES RECEIVABLE, AND DIVIDENDS PAYABLE The carrying amount approximates fair value due to the short maturity of those instruments.

FUNDS HELD IN TRUST
Funds held in trust include construction trust funds and the SONGS decommissioning trust (included in "Construction Funds held by Trustee" and "Investments and Other Property," respectively, on the Consolidated Balance Sheets). The fair value of the funds held in trust was based on quoted market values.

INVESTMENTS IN LIMITED PARTNERSHIPS AND NONCURRENT NOTES RECEIVABLE
The fair value of investments in limited partnerships and noncurrent notes receivable (included in "Investments and Other Property" and "Deferred Charges and Other Assets," respectively, on the Consolidated Balance Sheets) was estimated to approximate carrying value due to the relatively short periods of time between the purchase dates and the valuation date and the relative market stability during those periods.

OTHER ASSETS
Included in other assets are GNMA and FNMA marketable securities whose fair values are based upon market quotes for the same or similar financial instruments.

DEPOSITS FROM CUSTOMERS
Deposits from customers include deposits from residential and commercial customers (included in "Other Current Liabilities" on the Consolidated Balance Sheets) and customer advances for construction. The carrying amount of deposits from residential and commercial customers approximates fair value due to the short maturity period. The fair value of customer advances for construction was estimated by discounting future cash flows.

DEBT AND PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
The fair value of SDG&E's debt and preferred stock issues was estimated based on quoted market prices for them or for similar issues, or on the current rates offered to SDG&E for debt and stock of the same maturities.

INTEREST RATE CAP AND SWAP AGREEMENTS
The fair value of the agreements at December 31, 1993 is the amount required to terminate them, which was estimated at $4 million. There were no estimated termination costs at December 31, 1992.

                                   36

The carrying amounts and related estimated fair values of SDG&E's financial instruments were as follows:

In millions of dollars                  1993                  1992
- -----------------------------------------------------------------------------
                                  Carrying    Fair      Carrying   Fair
                                   Amount     Value      Amount    Value
- -----------------------------------------------------------------------------
Assets
  Cash and temporary
   investments                    $   17.5    $   17.5    $  11.1   $  11.1
  Funds held in trust                249.4       251.2      396.1     401.4
  Notes receivable                   149.9       149.9       65.6      65.6
  Investments in limited
   partnerships                      113.8       113.8       42.0      42.0
  Other                               36.3        36.8       27.1      27.3
Liabilities
  Dividends payable                   45.0        45.0       43.3      43.3
  Short-term and
   current portion of
   long-term debt                    247.2       247.2      185.9     186.0
  Deposits from customers             60.4        55.0       65.9      58.1
  Long-term debt                   1,295.3     1,380.5    1,337.6   1,439.7
  Preferred stock subject to
   mandatory redemption               25.0        27.3       68.4      69.1
- -----------------------------------------------------------------------------

9  CONTINGENCIES AND COMMITMENTS

PURCHASED POWER CONTRACTS
SDG&E buys electric power under several long-term contracts. Purchases may be made of 2 percent to 10 percent of plant output under these contracts, except for one contract under which SDG&E may purchase 74 percent of plant output, providing approximately 2 percent of SDG&E's total system requirements. The contracts expire on various dates between 1995 and 2019.

At December 31, 1993 the future minimum payments under the contracts were:

In millions of dollars
- -----------------------------------------------------------------------------
1994                                                        $  196
1995                                                           194
1996                                                           178
1997                                                           144
1998                                                           149
Thereafter                                                     752
                                                            -------
Total minimum payments                                      $1,613

These payments represent capacity charges and minimum energy purchases. If SDG&E exercises its option to extend the applicable contract, total minimum payments would increase by approximately $51 million. SDG&E is required to pay additional amounts for actual deliveries of energy under the contracts.

Total payments, including energy payments, under the contracts were $258 million in 1993, $253 million in 1992 and $245 million in 1991.

NATURAL GAS CONTRACTS
SDG&E has a contract with Southern California Gas Company that provides SDG&E with intrastate transportation capacity on SoCal's gas pipelines and with capacity in its storage facilities through August 1995. Implementation of FERC Order 636 (Capacity Reallocation) in 1993 made it possible for SDG&E to obtain directly interstate pipeline capacity, which had been provided by SoCal under the contract.

SDG&E's long-term contracts with interstate pipelines for transportation capacity became effective in 1993 and expire on various dates between 1995 and 2023. SDG&E also has four long-term gas supply contracts, which became effective in 1993. The contracts expire between 2001 and 2004. These gas supply contracts are intended to supply 16 percent of SDG&E's natural gas requirements.

At December 31,1993 the future minimum payments under natural gas contracts were:

In millions of dollars
- ---------------------------------------------------------------------------
                                     Transportation            Natural
                                       and Storage               Gas
- ---------------------------------------------------------------------------
1994                                      $  84                 $  42
1995                                         65                    45
1996                                         20                    48
1997                                         19                    51
1998                                         18                    54
Thereafter                                  271                   294
                                         -------               -------
Total minimum payments                     $477                  $534
- ---------------------------------------------------------------------------

Total payments under the contracts were $86 million in 1993, $80 million in 1992 and $83 million in 1991.

LEASES
Nuclear fuel, office buildings, a generating facility and other properties are financed by long-term capital leases. Utility plant included $193 million at December 31, 1993 and $209 million at December 31, 1992 related to these leases. The associated accumulated amortization was $74 million and $91 million, respectively. SDG&E also leases office facilities, computer equipment and vehicles under operating leases. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from 2 percent to 2 1/2 percent.

The minimum rental commitments payable in future years under all noncancellable leases were:

In millions of dollars
- ----------------------------------------------------------------------------
                                     Operating          Capitalized
                                       Leases              Leases
- ----------------------------------------------------------------------------
1994                                   $  61                $  26
1995                                      56                   28
1996                                      56                   12
1997                                      49                   12
1998                                      33                   12
Thereafter                                36                   68
Total future rental commitments         $291                  158
Imputed interest (6% to 9%)                                   (33)
Net commitment                                               $125
- ---------------------------------------------------------------------------

Rental payments totaled $91 million in 1993, $57 million in 1992 and $58 million in 1991. The increase from 1992 to 1993 was due to Califia's leasing activities.

ENVIRONMENTAL ISSUES
SDG&E's operations are conducted in accordance with federal, state and local environmental laws and regulations governing hazardous wastes, air and water quality, land use, and solid waste disposal. SDG&E incurs significant costs to operate its facilities in compliance with these laws and regulations. The costs of compliance with environmental laws and regulations are normally recovered in customer rates. The CPUC is expected to continue allowing the recovery of such costs, subject to reasonableness reviews.

SDG&E has identified, or has been associated with, various sites which require remediation under federal, state or local environmental laws. SDG&E may be partially or indirectly responsible for cleaning up these sites. SDG&E cannot determine the extent of its responsibility for remediation for these sites. Furthermore, the timing for assessing the costs of cleanup at these sites, and the number of others who may be also responsible and their ability to share in the cost of the cleanup, is not known.

Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable, and at least the minimum costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or SDG&E's commitment to a formal plan of action.

NUCLEAR INSURANCE
Public liability claims that could arise from a nuclear incident are limited by law to $9.4 billion for each licensed nuclear facility. For this exposure, SDG&E and the co-owners of the San Onofre units have purchased primary insurance of $200 million, the maximum amount available. The remaining coverage is provided by secondary financial protection required by the Nuclear Regulatory Commission and provides for loss sharing among utilities owning nuclear reactors if a costly accident occurs. SDG&E could be assessed retrospective premium adjustments of up to $50 million in the event of a nuclear incident involving any of the licensed, commercial reactors in the United States, if the amount of the loss exceeds $200 million.


Insurance coverage is provided for up to $2.8 billion of property damage and decontamination liability. Coverage also is provided for the cost of replacement power, which includes indemnity payments for up to two years, after a waiting period of 21 weeks. Coverage is provided primarily through mutual insurance companies owned by utilities with nuclear facilities. If losses at any of the nuclear facilities covered by the risk-sharing arrangements were to exceed the accumulated funds available for these insurance programs, SDG&E could be assessed retrospective premium adjustments of up to $8 million.

DEPARTMENT OF ENERGY DECOMMISSIONING
The Energy Policy Act of 1992 established a fund for the decontamination and decommissioning of the Department of Energy nuclear fuel enrichment facilities. Utilities using the DOE services are contributing a total of $2.3 billion, subject to adjustment for inflation, over a 15-year period beginning in 1993. Each utility's share is based on its share of enrichment services purchased from the DOE. SDG&E's share of the contribution is estimated to be $1 million per year.

LITIGATION
SDG&E is involved in various legal matters, including those arising out of the ordinary course of business. Management believes that these matters will not have a material adverse effect on SDG&E's results of operations, financial condition or cash flows.

DISTRIBUTION SYSTEM CONVERSION
Under a CPUC-mandated program and through franchise agreements with various cities, SDG&E is committed in varying amounts to convert overhead distribution facilities to underground. As of December 31, 1993 the aggregate unexpended amount of this commitment was approximately $85 million. SDG&E expended approximately $22 million in 1993, $18 million in 1992 and $15 million in 1991 under this program.

CONCENTRATION OF CREDIT RISK
SDG&E grants credit to its utility customers, substantially all of whom are located in its service territory, which covers all of San Diego County and the southern portion of Orange County.

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF SAN DIEGO GAS & ELECTRIC COMPANY:

We have audited the accompanying consolidated balance sheets and the consolidated statements of capital stock and long-term debt of San Diego Gas
& Electric Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in capital stock and retained earnings, cash flows, and financial information by segments of business for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Diego Gas & Electric Company and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company is considering alternative strategies related to its 80 percent-owned subsidiary, Wahlco Environmental Systems, Inc., which may result in a charge to the Company's future earnings.



Deloitte & Touche
San Diego, California
February 25, 1994
                                       36

QUARTERLY FINANCIAL DATA (UNAUDITED)
In thousands except per share amounts
- ---------------------------------------------------------------------------------------------------------
Quarter ended                                        March 31    June 30     September 30    December 31
1992

Operating revenues                                   $471,333    $436,556      $487,802        $475,209
Operating expenses                                    392,921     367,713       411,740         402,219
Operating income                                       78,412      68,843        76,062          72,990
Other income (expense)                                  2,379        (234)        5,162          13,357
Net interest charges                                   26,447      27,074        26,532          26,261
Net income (before preferred dividend requirements)    54,344      41,535        54,692          60,086
Preferred dividend requirements                         2,607       2,582         2,541           1,870
Earnings applicable to common shares                 $ 51,737    $ 38,953      $ 52,151        $ 58,216
Average common shares outstanding                     112,800     113,476       114,134         114,800
Earnings per common share                            $   0.46    $   0.34      $   0.46        $   0.51
- ---------------------------------------------------------------------------------------------------------

1993

Operating revenues                                   $492,343    $467,260      $495,035        $525,477
Operating expenses                                    414,557     398,881       418,178         454,825
Operating income                                       77,786      68,379        76,857          70,652
Other income                                            7,122       1,249         7,464          10,505
Net interest charges                                   26,331      25,399        25,223          24,346
Net income (before preferred dividend requirements)    58,577      44,229        59,098          56,811
Preferred dividend requirements                         2,182       2,181         2,282           1,920
Earnings applicable to common shares                 $ 56,395    $ 42,048      $ 56,816        $ 54,891
Average common shares outstanding                     115,450     115,908       116,335         116,489
Earnings per common share                            $   0.49    $   0.36      $   0.49        $   0.47
- ---------------------------------------------------------------------------------------------------------

These amounts are unaudited, but in the opinion of SDG&E reflect all adjustments necessary for a fair presentation.
                                    39