Form 10-K, Exhibit 13
period 1994-12-31
SAN DIEGO GAS & ELECTRIC CO
filed 1995-02-28
CIK 86521

EXCERPT FROM TEN-YEAR SUMMARY PAGES 16-17

In millions of dollars except per share amounts
                                     1994       1993       1992       1991       1990
                                   --------   --------   --------   --------   --------
For the years ended December 31
Operating revenues                 $1,982.0   $1,980.1   $1,870.9   $1,789.0   $1,771.9
Operating income                     $321.9     $293.7     $296.3     $315.5     $314.0
Net income (before preferred
dividend requirements)               $143.5     $218.7     $210.7     $208.1     $207.8
Earnings per common share             $1.17      $1.81      $1.77      $1.76      $1.76
Dividends declared per common share   $1.52      $1.48      $1.44    $1.3875      $1.35

At December 31
Total assets                       $4,642.5   $4,702.2   $4,494.6   $4,046.7   $3,945.2
Long-term debt and preferred stock
  subject to mandatory redemption
  (excludes current portion)*      $1,480.2   $1,525.0   $1,651.9   $1,331.2   $1,337.1


*Includes long-term debt redeemable within one year.

This summary should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements contained elsewhere in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

San Diego Gas & Electric Company is an operating public utility engaged in the electric and gas businesses. SDG&E generates and purchases electric energy and distributes it to 1.1 million customers in San Diego County and an adjacent portion of Orange County, California. It also purchases and distributes natural gas to 696,000 customers in San Diego County. SDG&E also transports electricity and gas for others. SDG&E has diversified into other businesses. Enova Corporation invests in limited partnerships representing approximately 550 affordable-housing projects located throughout the United States. Califia Company leases computer equipment. The investments in Enova and Califia are expected to provide income tax benefits over the next several years. Enova Energy Management is an energy management consulting firm offering services to utilities and large consumers. Pacific Diversified Capital is a holding company for non-utility subsidiaries, Phase One Development, Inc. which is engaged in real estate development and Wahlco Environmental Systems, Inc. (80 percent owned). Wahlco designs and manufactures air-pollution control and power-efficiency equipment for electric utilities and other power producers, refineries and other manufacturers. Additional information regarding SDG&E's subsidiaries is described in Notes 1 through 3 of the notes to consolidated financial statements.

Revenues
Electric revenues did not change significantly in 1994 and increased 5 percent in 1993. The 1993 increase reflects higher authorized costs and increased sales to other utilities.

Gas revenues did not change significantly in 1994 and increased 3 percent in 1993. Gas revenues in 1994 reflect higher authorized costs offset by lower sales volumes as a result of customers' purchases of gas directly from other suppliers. The 1993 increase reflects higher authorized costs, partially offset by lower sales volume as a result of customers' purchases of gas directly from other suppliers.

Revenues from diversified operations increased in 1994 and 1993 primarily due to Califia's leasing activities. Wahlco's revenues declined in 1994 as a result of the continuing poor market for air pollution control products. There was no significant change in Wahlco's revenues in 1993. Additional information concerning Wahlco is described in Notes 1 through 3 of the notes to consolidated financial statements.

Operating Expenses
Electric fuel expense decreased 18 percent in 1994 and did not change significantly in 1993. The decrease in 1994 was primarily due to lower prices for natural gas and the replacement of fossil fuel generation with lower-cost nuclear generation as a result of San Onofre Nuclear Generating Station Units 2 and 3 completing their refueling cycles.

Purchased-power expenses increased 5 percent in 1994 and 1993. The increase in 1994 is primarily due to increased purchases from higher-cost independent power producers. The increase in 1993 reflects increased purchases of short-term energy as a result of the refueling of the SONGS Units 2 and 3 in 1993 and the permanent shutdown of Unit 1 in late 1992.

Gas purchased for resale decreased 12 percent in 1994 and did not change significantly in 1993. The decrease in 1994 was primarily due to lower prices for natural gas and lower sales volumes due to customers' purchases of gas directly from others.

Other operating expenses did not change significantly in 1994. The increase in 1993 is primarily due to higher utility operating and maintenance expenses, higher subsidiary operating expenses arising from Califia's increased leasing activities and higher depreciation as a result of the accelerated recovery of SDG&E's remaining investment in SONGS Unit 1.

Other Income and Deductions
Other income and deductions decreased in 1994 and did not change significantly in 1993. The decrease in 1994, including the decrease in "Other - net," was primarily due to the writedowns described in
Note 3 of the notes to consolidated financial statements.

Earnings
In 1994 earnings per common share were $1.17, compared to earnings of $1.81 in 1993 and $1.77 in 1992. The decrease in 1994 was primarily due to the writedowns described in Note 3 of the notes to consolidated financial statements. The increase in earnings in 1993 is due primarily to the increase in the investment activities of Califia and Enova. Califia and Enova's contributions to earnings were 15 cents in 1994, 9 cents in 1993 and 1 cent in 1992.

Liquidity and Capital Resources

Utility operations continue to be a major source of liquidity for SDG&E. In addition, SDG&E's financing needs are met primarily through issuances of short-term and long-term debt and of common and preferred stock. These capital resources are expected to remain available. Cash requirements include plant construction and other capital expenditures, subsidiaries' affordable-housing and leasing investments, and retirements of long-term debt. In addition to changes described elsewhere, major changes in cash flows are described below.

Cash Flows from Operating Activities
The major changes in cash flows from operations among the three years result from changes in regulatory balancing accounts, income taxes, and accounts payable and other current liabilities. The changes in cash flows related to regulatory balancing accounts were due primarily to changes in prices for natural gas and the replacement of lower-cost nuclear generation with purchased power and gas-fired generation in 1993 due to the refuelings of SONGS Units 2 and 3 and the shutdown of SONGS Unit 1 in late 1992. The changes in cash flows related to income taxes were due primarily to the differences in timing of income tax payments related to regulatory balancing account activity in 1994 and due to higher income tax payments in 1992 in connection with a preliminary settlement with the Internal Revenue Service on the timing of certain deductions in prior years. The changes in accounts payable and other current liabilities were

                              18
(page>
primarily due to higher construction activity and higher employee compensation in 1993.

Cash Flows from Financing Activities
SDG&E had only short-term financing needs during 1994. SDG&E did not issue additional stock or long-term debt in 1994 and does not plan any issuances in 1995 other than refinancings. SDG&E's utility capital structure is one factor that has enabled it to obtain long-term financing at attractive rates. The following table shows the percentages of capital represented by the various components. The capital structures are net of the construction funds held by a trustee in 1992 and 1993.

                 1990     1991     1992     1993     1994     Goal
Common equity     45%      47%      47%      47%      48%    45-48%
Preferred stock    6        5        5        4        4       5-7
Debt and leases   49       48       48       49       48     46-49
     Total       100%     100%     100%     100%     100%      100%

During 1994 the major credit-rating agencies placed the three large California electric utilities under review following an announcement by the California Public Utilities Commission of its plan to restructure California's electric utility industry. The review lead to an affirmation of SDG&E's A+ long-term bond rating by Standard & Poor's and a downgrade in SDG&E's long-term bond rating from Aa3 to A1 by Moody's Investors Service. The rating agencies indicated that the outlook for the California utilities would remain negative due to the long-term risk associated with the CPUC's proposal and due to the concerns about the burden the CPUC has placed on California utilities to buy high-cost power from independent power producers. Additional information concerning electric industry restructuring and SDG&E's purchased-power commitments is described under "Competition" and "Resource Planning" below and in Notes 10 and 11 of the notes to consolidated financial statements.

SDG&E periodically enters into interest rate swap and cap agreements to moderate its exposure to interest rate changes and to lower its overall cost of borrowing. SDG&E would be exposed to interest rate fluctuations on the underlying debt should other parties to the agreement not perform. Such nonperformance is not anticipated. Additional information on derivative financial instruments is provided in Note 9 of the notes to consolidated financial statements.

Cash Flows from Investing Activities
Sources of cash for investing activities in 1994 included the withdrawal of the remaining $58 million in the construction trust fund. Cash used in investing activities in 1994 included utility construction expenditures and payments to the nuclear decommissioning trust. Construction expenditures, excluding nuclear fuel and the allowance for equity funds used during construction, were $264 million in 1994 and are estimated to be about $240 million in 1995. SDG&E continuously reviews its construction, investment and financing programs and revises them in response to changes in competition, customer growth, inflation, customer rates, the cost of capital, and environmental and regulatory requirements. Among other things, the level of expenditures in the next few years after 1995 will depend heavily on the impacts of the CPUC's industry restructuring proposal, on the timing of expenditures to comply with air emission reduction and other environmental requirements, and on whether SDG&E proceeds with its plan to transport natural gas to Mexico. These matters are discussed below.

Payments to the nuclear decommissioning trust are expected to continue until SONGS is decommissioned, which is not expected to occur before 2014. Although Unit 1 was permanently shut down in 1992, it is expected to be decommissioned concurrently with Units 2 and 3.

Regulatory Matters

Base Rates
On August 3, 1994 the CPUC adopted the base-rate component of SDG&E's performance-based ratemaking mechanism for an experimental period beginning in 1994 and ending in 1998, thereby replacing the traditional general rate case process. The base-rate mechanism includes a formula similar to the traditional attrition mechanism used to determine SDG&E's annual revenue requirement for operating, maintenance and capital costs. It also sets performance standards for customer rates, employee safety, electric system reliability and customer satisfaction. Each indicator specifies a range of possible shareholder benefits and risks. Finally, the mechanism provides for revenue sharing with customers should SDG&E earn one percent or more above its authorized rate of return.

On December 21, 1994 the CPUC authorized a $48 million increase in electric and gas rates. The increase is based on the PBR base-rate mechanism's formula for operating and maintenance expenses, SONGS refueling costs, and capital-related costs (including depreciation).

On November 22, 1994 the CPUC issued its decision on the 1995 Cost of Capital proceeding, authorizing returns on equity ranging from
11.30 percent to 12.10 percent for the six California investor-owned utilities. This is an increase from their 1994 authorized returns, which ranged from 10.85 percent to 11.10 percent. The Commission indicated that the higher returns were authorized to maintain the utilities' financial integrity, to compensate investors for the increased costs of doing business, and to recognize the increased levels of risk arising from industry restructuring. SDG&E was authorized a return on equity of 12.05 percent for an overall rate of return of 9.76 percent and an increase in electric and gas rates of $36 million. SDG&E's 1994 authorized return on equity and rate of return were 10.85 percent and 9.03 percent, respectively.

Although the revenue increases for base rates and cost of capital are effective January 1, 1995, the electric portion of the increases will be combined with SDG&E's request for a rate decrease in its Energy Cost Adjustment Clause application (as described in "Electric Fuel and Energy Rates" below) and included in rates effective May 1, 1995. The gas portion of the increases was included in rates on January 1, 1995 (as described in "Gas Rates" below).

Electric Fuel and Energy Rates
On March 9, 1994 the CPUC issued its Energy Cost Adjustment Clause decision finding

SDG&E's electric fuel and purchased-power expenses to be reasonable for the year ended July 31, 1992. This decision included the finding that SDG&E's administration of its Portland General Electric purchased-power contract was reasonable during the three-year period ended July 31, 1992. In May 1994 the CPUC's Division of Ratepayer Advocates issued its report on SDG&E's 1993 Energy Cost Adjustment Clause reasonableness review for the year ended July 31, 1993. The DRA generally found SDG&E's expenses and operations reasonable. A CPUC decision is expected in the first quarter of 1995.

On April 20, 1994 the CPUC issued its decision on the forecast phase of SDG&E's 1994 Energy Cost Adjustment Clause proceeding, approving a $57 million increase in electric rates to cover higher expected fuel and purchased-power expenses and to recover prior undercollections from customers. The fuel and purchased-power portion of the forecast also established the generation and dispatch benchmark for shareholder gains and losses under the performance-based ratemaking mechanism for the year beginning May 1, 1994. The rate increase was effective May 1, 1994.

On October 17, 1994 SDG&E filed its 1995 Energy Cost Adjustment Clause application with the CPUC, requesting a decrease of $67 million in electric rates. The request reflects lower expected fuel and purchased-power costs, and the amortization of previous overcollections from customers, including a refund of $15 million of unspent revenues for demand-side management programs, partially offset by the two-year amortization of the Bayside cogeneration contract termination payment (for additional information see "Cogeneration" below). On December 20 the CPUC's Division of Ratepayer Advocates issued its report on SDG&E's 1995 ECAC application, recommending a $79 million rate decrease. The difference is primarily due to the DRA's assumptions concerning future prices for fuel and purchased power. A CPUC decision is expected in April 1995, with rates effective May 1, 1995.

Under SDG&E's performance-based ratemaking generation and dispatch mechanism and gas procurement mechanism, fuel and energy operations and expenses are not normally subject to CPUC reasonableness reviews. However, SDG&E's nuclear operations and gas storage operations remain subject to review. The current review will cover those operations for the period from August 1993 to July 1994. A CPUC decision is expected in August 1995.

On October 31, 1994 SDG&E filed reports with the CPUC on the results of the generation and dispatch and the gas procurement mechanisms for the year ended July 31, 1994. SDG&E's fuel and purchased-power expenses fell below the benchmarks for these mechanisms by $35 million. SDG&E's ECAC application (see above) and its current Biennial Cost Allocation Proceeding application request a shareholder reward of $8 million and that the remainder of these savings be given to customers through lower rates.

Gas Rates
On December 21, 1994 the CPUC issued its decision on SDG&E's 1993 Biennial Cost Allocation Proceeding, authorizing a $32 million decrease in gas rates. The decrease reflects lower prices for natural gas, transportation and storage, and the amortization of prior over-collections from customers, partially offset by SDG&E's share of a settlement with Southern California Gas Company and others concerning SDG&E's obligation under long-term natural gas supply contracts. SDG&E is recovering its remaining share of the settlement costs over the two-year period ending in 1996. The change in gas rates was effective on January 1, 1995.

San Onofre Nuclear Generating Station
SDG&E is currently recovering its investment in San Onofre Nuclear Generating Station Unit 1 over a four-year period that began in November 1992, when the CPUC issued a decision to permanently shut down the unit. The decision authorized Southern California Edison (majority owner and operator of SONGS) and SDG&E to recover their investments in Unit 1, of which SDG&E's share was $111 million. SDG&E is recovering its investment, earning a return of 9.1 percent.

On November 15, 1994 SDG&E, Edison and the CPUC's Division of Ratepayer Advocates signed a settlement agreement on the accelerated recovery of SONGS Units 2 and 3 capital costs. The agreement would allow SDG&E to recover more than $750 million over an eight-year period beginning in February 1996, rather than over the anticipated operational life of the units, which is expected to extend to 2013. During the eight-year period, the authorized rate of return would be reduced from 9.76 percent to 7.52 percent (SDG&E's 1995 authorized cost of debt). The agreement also includes a performance incentive plan that would encourage continued, efficient operation of the plant. However, continued operation of SONGS beyond the eight-year period would be at the owners' discretion. Under the plan, customers would pay about four cents per kilowatt-hour during the eight-year period. This pricing plan would replace the traditional method of recovering the units' operating expenses and capital improvements. This is intended to make the plants more competitive with other sources. SDG&E is unable to predict the impact of this proposal, if approved, on the results of its operations. However, it is expected to be considered in conjunction with the CPUC's industry restructuring proposal. A CPUC decision is expected in the first half of 1995. Additional information on industry restructuring is provided under "Competition" below, and in Note 11 of the notes to consolidated financial statements.

Competition

Electric
In April 1994 the CPUC announced its proposal to restructure California's regulated electric utility industry to stimulate competition and to lower rates. The proposed regulatory framework would be phased in over a six-year period. Beginning in 1996, the utilities' largest customers would be allowed to purchase their energy from either utility or nonutility suppliers. Other industrial and commercial customers would have this choice by between 1997 and 1999, depending on their energy requirements. Residential customers would have this choice by 2002. The utilities would continue to provide transmission and distribution services to customers that switch to other suppliers. The CPUC also proposed that the cost of providing these services and the cost of serving remaining utility customers would be recovered through a performance-based ratemaking process, replacing traditional cost-of-service ratemaking.

The CPUC is holding several hearings to address comments on its proposal. These hearings involve discussions of whether the CPUC's proposal or some other form of a competitive market should be developed, whether direct access and retail competition would be necessary for the CPUC to achieve its industry restructuring objectives, how such a market would be structured, and how the cost of the transition to competition and the cost of the various utility-sponsored social programs should be shared.

Both the Federal Energy Regulatory Commission and the California legislature have raised the issue of whether the CPUC has the authority to unilaterally change the way rates are determined and power is sold, since several California statutes would need to be changed to accommodate the proposal and since the FERC has jurisdiction over interstate power sales and transmission involving California's network.

The California legislature has passed a resolution forming an oversight committee to ensure the legislature's involvement in the policies proposed by the CPUC, and that the policies comply with federal and state laws and achieve the objectives of both competition and the various social programs that are currently funded through utility rates.

On December 7, 1994 the CPUC issued an interim decision ordering the utilities and interested parties to form a working group to consider how existing social, economic, conservation and environmental programs could be sustained under three broad restructuring concepts and to indicate where applicable laws would need to be changed: 1) complete market reform, allowing all customers to choose any supplier; 2) market reform with a mandatory pool through which all business is transacted; and 3) wholesale-only reform through which the suppliers transact business and retail consumers purchase through their current utility provider.

SDG&E has proposed a multi-step process for the transition to competition, including: the establishment of a schedule for the transition to a competitive market that would allow the recovery of the above-market cost of existing generating plants (including the SONGS units), related regulatory assets, power-purchase contracts and other long-term commitments, decommissioning, and environmental-mitigation costs, without having a significant rate increase or an adverse impact on SDG&E's earnings; the development of a fully competitive, pool-based wholesale market with open access to the transmission system for all power generators; and, to avoid self-dealing concerns, the separation of fossil-fuel generation (power plants and cogeneration contracts), transmission, and distribution assets through the formation of a holding company (see "Holding Company" below). SDG&E's proposal also foresees: the renegotiation of long-term purchased-power contracts, including contracts with independent power producers, to lower the cost of those contracts to market price and to allow the recovery of any excess contract costs and other transition costs by allocating these costs to all utility customers through a distribution charge included in retail rates, which would not be subject to potential bypass; the replacement of mandated long-term resource commitments (such as the Biennial Resource Plan Update process) with short-term resource procurement; and, once the wholesale market is in place, the establishment of access to the competitive wholesale market for all customers at the same time through a local distribution company. SDG&E would make the necessary regulatory filings no later than January 1996 and implement its proposal as soon as regulatory approvals are granted, rather than over the phase-in period ending in 2002 as proposed by the CPUC.

Some interested participants in the proceedings support the CPUC's direct access proposal, but prefer a longer phase-in period to avoid stranded investments (those costs that are in excess of what will be recoverable via market-based pricing structures). Others, who are planning to enter the electric-generation business in California, favor retail wheeling whereby customers may purchase directly from any supplier and avoid paying utilities' fixed costs. They also suggest that a shorter period for the transition to a competitive market is possible.

On January 31, 1995 SDG&E filed with the CPUC its position regarding certain legal issues. SDG&E asserted, among other things: that federal law prohibits the CPUC from denying recovery of prudently incurred costs; that the CPUC cannot constitutionally compel retail wheeling or divestiture without compensation for above-market assets; and that implementation of the CPUC's retail wheeling proposal would require major changes to state law.

As the restructuring of the industry evolves, SDG&E will become more vulnerable to competition. However, many issues and complications still need to be resolved. California utilities' rates are significantly higher than the national average. However, among the investor-owned utilities in California, SDG&E has been the lowest-cost provider and has a lower concentration of industrial customers, which make its customers a less likely target for outside competitors. In addition, SDG&E has not built a power plant in over 10 years, which lowers the risk associated with the recovery of its power-plant investment.

Utility plant in service by major functional categories at December 31, 1994 are: electric generation $1.7 billion, electric distribution $2.0 billion, electric transmission $0.7 billion, gas $0.7 billion and other $0.2 billion. Accumulated depreciation and decommissioning at December 31, 1994 are $2.0 billion and $0.2 billion, respectively. The balances at December 31, 1993 were substantially the same.

If the CPUC proceeds with the move to a competitive environment, if the prices of competing suppliers are as anticipated, and if the regulatory process does not provide for complete recovery of stranded costs, SDG&E would have to incur a charge against earnings for a significant portion of its generating facilities, the related regulatory assets and the long-term commitments. Additional information on potential stranded costs and SDG&E's long-term purchased-power commitments is described below under "Resource Planning" and in Notes 10 and 11 of the notes to consolidated financial statements. Additional information concerning the recovery of SONGS is described under "San Onofre Nuclear Generating Station."

The CPUC plans to issue a preliminary recommendation setting forth policy conclusions on March 22, 1995, followed by a comment period and a full panel hearing on April 24, 1995. The CPUC has indicated that the implementation of a final policy decision would not occur before September 1995. SDG&E cannot predict the impact of the CPUC's final decision and the transition to a more competitive environment on SDG&E's financial condition and results of operations.

Holding Company
On November 7, 1994 SDG&E filed an application with the CPUC to form a holding company. Under the proposed structure, SDG&E would become a subsidiary of the parent company, as would SDG&E's existing subsidiaries. SDG&E would exchange its outstanding common shares for an equal number of holding company shares. Shareholders will be asked to vote on the proposal at the annual shareholder meeting on April 25, 1995. SDG&E has applied to other regulatory bodies for approval of the proposal and hopes to have the holding company in place by mid 1995. SDG&E believes that changes in the California utility industry and the movement toward a more competitive marketplace will require SDG&E to change its corporate structure. Under the holding company structure the customers of its remaining, regulated utility business would be shielded from the financial effects of the holding company's non-utility or competitive ventures.

Gas
The ongoing restructuring of the gas utility industry has allowed customers to bypass utilities as suppliers and transporters of natural gas. Currently nonutility electricity producers and other large customers may use a utility's facilities to transport gas purchased from nonutility suppliers. Also, smaller customers may form groups to buy gas from another supplier. SDG&E would face significant competition if a major pipeline were to operate in or near SDG&E's service territory.

In 1993 SDG&E and SoCal Gas submitted a joint proposal to transport natural gas to the Rosarito Power Plant in Baja California, Mexico. The project involves the construction of an 80-mile pipeline from SoCal Gas' service territory to the Mexican border, and is competing with two other proposed pipelines. Mexico has postponed a decision on this project. In 1994 SDG&E and SoCal Gas began negotiations with Mexico for service to Mexicali in Baja California through SoCal Gas' existing system in the Imperial Valley. The recent economic unrest in Mexico has affected progress, and the full impact on the project is unknown.

Resource Planning

South Bay Repower
Project In 1994 the CPUC and the California Energy Commission approved SDG&E's requests to withdraw its applications for the proposed 500-mw South Bay Repower project. SDG&E indicated that the long-term commitment needed for this project would create significant risk, given the uncertainty of the impact of competition resulting from the CPUC's proposed utility industry restructuring.

Biennial Resource Plan Update Proceeding
On December 21, 1994 the CPUC issued a decision ordering SDG&E, Pacific Gas and Electric, and Southern California Edison to proceed with the BRPU auction. SDG&E was ordered to begin negotiating contracts (ranging from 17 to 30 years) to purchase 500 mw of power from independent power producers at an estimated cost of $4.8 billion beginning in 1997. Final contracts must be filed with the CPUC for all firm bids by May 28, 1995. SDG&E expects that prices for BRPU energy will be significantly higher than market prices. However, the CPUC refused to let the utilities include contract provisions that would allow for adjustments to reflect changes in market prices or other economic effects of industry restructuring, contending that utilities already have such rights. The CPUC did not guarantee full recovery of BRPU costs and indicated that the recovery of potential stranded costs would be addressed in the electric industry restructuring proceedings. Additional information on potential stranded costs and SDG&E's purchased-power commitments is described under "Competition" above and in Notes 10 and 11 of the notes to consolidated financial statements.

On January 11, 1995 the Federal Energy Regulatory Commission found that states may not require utilities to purchase power at rates exceeding the purchasing utility's avoided cost. The FERC held that the Public Utility Regulatory Policies Act (PURPA) preempts a Connecticut statute that requires that state's utilities to purchase power from municipal power plants at rates exceeding the utilities' avoided cost. The FERC indicated that requiring utilities to pay cogenerators more than avoided cost in the new competitive environment conflicts with the Energy Policy Act of 1992. On January 17, 1995 SDG&E filed a petition with the FERC, contending that the CPUC's BRPU orders and auction rules do not comply with PURPA and that the FERC should require the CPUC to comply with PURPA. On February 22, 1995 the FERC ruled favorably on SDG&E's petition. A final order is expected shortly. Edison filed a similar petition with the FERC.

Cogeneration
On July 20, 1994 SDG&E entered into an agreement to terminate its long-term power-purchase agreement with the owners of the 50-mw Bayside cogeneration project proposed for development in San Diego. SDG&E estimates that the termination of the agreement will result in significant savings to SDG&E's customers over the life of the contract. On December 21, 1994 the CPUC approved SDG&E's recovery of the contract termination costs.

Sources of Fuel and Energy
SDG&E's primary sources of fuel and purchased power include natural gas from Canada and the Southwest, surplus power from other utilities in the Southwest and the Northwest, and uranium from Canada. SDG&E expects its fuel and purchased-power costs to remain relatively low in the next few years due to the continued availability of surplus power in the Southwest and the continued availability of natural gas. Although short-term natural gas supplies and prices are volatile due to weather and other conditions, these sources should provide SDG&E with an adequate supply of low-cost natural gas. SDG&E is currently involved in litigation concerning its long-term contracts for natural gas with certain Canadian suppliers. SDG&E cannot predict the outcome of the litigation but does not expect that an unfavorable outcome would have a material effect on its financial condition or results of operations.

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

Capital expenditures to comply with environmental laws and regulations were $5 million in 1994 and $8 million in 1993, and are expected to be $90 million over the next 5 years. These expenditures primarily include the estimated cost of retrofitting SDG&E's power plants to reduce air emissions. They do not include potential expenditures to comply with water-discharge requirements for the Encina, South Bay and SONGS power plants, which are discussed below.

Hazardous Wastes
On May 4, 1994 the CPUC issued its decision on the Hazardous Waste Collaborative, approving a mechanism for utilities to recover their hazardous-waste costs, including those related to Superfund sites or similar sites requiring cleanup. Basically, the decision allows utilities to recover 90 percent of their cleanup costs and related third party litigation costs and 70 percent of the related insurance litigation expenses.

On December 6, 1993 SDG&E received notification that the California Department of Toxic Substances Control had assumed responsibility for remediation activities at the Rosen's Electrical Equipment Supply Company site in Pico Rivera, California. Contamination from polychlorinated biphenyls (PCBs) was previously found on and near the site. SDG&E sold transformers to Rosens in the early 1980s and has been identified as a Potentially Responsible Party (PRP) for the site under California law. SDG&E, seven other named PRPs and others may be held liable for the cost of assessment and remediation of the site. The state has indicated that SDG&E may be held responsible for about 7 percent of the hazardous waste at the site. SDG&E is investigating this matter. The state has received documentation and information regarding any possible dealings various PRPs may have had with Rosens, but is awaiting similar information from Rosens before determining whether it will issue a cleanup order to Rosens alone or to all PRPs including Rosens. Based on available information, SDG&E is unable to estimate the range of liability, if any, it may have for remediating this site.

SDG&E has identified or has been associated with various other sites that may require remediation under federal, state or local environmental laws. SDG&E may be held partially or indirectly responsible for remediation of some of these sites. However, SDG&E is unable to estimate the extent of its responsibility for remediation. Furthermore, the timing for assessing the costs of remediation at these sites and the number and identities of other parties that may also be responsible (and their respective ability to share in the cost of the remediation) are also unknown.

Electric and Magnetic Fields
SDG&E and other utilities are involved in litigation concerning electric and magnetic fields. An unfavorable outcome of this litigation could have a significant impact on the future operations of the electric utility industry, especially if relocation of existing power lines is ultimately required. To date, science has demonstrated no cause-and-effect relationship between cancer and exposure to the type of EMFs emitted by utilities' transmission lines and generating facilities. To respond to public concerns, the CPUC has directed the California utilities to adopt a low-cost EMF-reduction policy that requires reasonable design changes to achieve noticeable reduction of EMF field levels that are anticipated from new projects. However, consistent with the major scientific reviews of available research literature, the CPUC has previously indicated that no health risk has been identified with exposure to EMFs.

Air Quality
In 1996 SDG&E must begin to comply with nitrogen dioxide emission limits imposed by the San Diego Air Pollution Control District. Full compliance is required by 2001. The cost of compliance includes retrofitting SDG&E's power plants and is estimated to be $110 million in capital costs and increased operating costs.

Water Quality
In 1989 SDG&E submitted applications to the San Diego Regional Water Quality Control Board to renew the discharge permits for its South Bay and Encina power plants. Supplemental applications were submitted in 1993. The Regional Board issued SDG&E a new discharge permit for its Encina power plant in November 1994. SDG&E anticipates that the Regional Board will make its determination in 1995 regarding SDG&E's South Bay power plant. The permits are required to enable SDG&E to discharge its cooling water and its treated in-plant waste water to the ocean and to San Diego Bay and are, therefore, prerequisites to the continued operation of its power plants.

In addition, increasingly stringent cooling-water and treated-waste-water discharge limitations may be imposed and SDG&E may be required to build additional facilities to comply with these requirements. Such facilities could include waste-water treatment facilities, cooling towers or offshore discharge pipelines.

The California Coastal Commission required a study of the offshore impact on the marine environment from the cooling-water discharge by SONGS Units 2 and 3. The study concluded that some environmental damage is caused by the discharge. To mitigate the environmental damage, the California Coastal Commission ordered Edison and SDG&E to improve the plant's fish-protection system, build a 300-acre artificial reef to help restore kelp beds, and restore 150 acres of coastal wetlands. SDG&E may be required to incur capital costs of up to $30 million to comply with this order.

Tree-Trimming Safety
The CPUC is investigating the adequacy of utilities' tree-trimming safety precautions. As a result of a farmworker's death in 1992 in SDG&E's service territory, the CPUC may require SDG&E to pay a fine and implement safety programs. A CPUC decision is expected in April 1995. SDG&E cannot predict the ultimate outcome of this matter.
                               23

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

Management maintains the system of internal accounting controls, which it believes is adequate to provide reasonable, but not absolute, assurance that its assets are safeguarded, that transactions are executed in accordance with its objectives, and that the financial records and reports are reliable for preparing the consolidated financial statements in accordance with generally accepted accounting principles.

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

SDG&E's independent auditors, Deloitte & Touche LLP, are engaged to audit SDG&E's consolidated financial statements in accordance with generally accepted auditing standards for the purpose of expressing their opinion as to whether SDG&E's consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The audit committee discusses with SDG&E's internal auditors and the independent auditors the overall scope and specific plans for their respective audits. The committee also discusses SDG&E's consolidated financial statements and the adequacy of SDG&E's internal controls. The committee met twice during the fiscal year with the internal auditors, the independent auditors and management to discuss the results of their examinations, their evaluations of SDG&E's internal controls, and the overall quality of SDG&E's financial reporting. The internal auditors and the independent auditors have full and free access to the committee throughout the year.

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


Frank H. Ault
Vice President and Controller



Independent Auditors' Report

To the Shareholders and Board of Directors of San Diego Gas & Electric Company:

We have audited the accompanying consolidated balance sheets and the consolidated statements of capital stock and of long-term debt of San Diego Gas & Electric Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in capital stock and retained earnings, cash flows, and financial information by segments of business for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Diego Gas & Electric Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company is considering alternative strategies related to its 80 percent-owned subsidiary, Wahlco Environmental Systems, Inc., which may result in a charge to the Company's future earnings.



DELOITTE & TOUCHE LLP
San Diego, California
February 27, 1995
                                    24

STATEMENTS OF CONSOLIDATED INCOME
In thousands except per share amounts
For the years ended December 31             1994           1993          1992
                                         -----------   -----------   -----------
Operating Revenues
  Electric  . . . . . . . . . . . . . .  $1,510,320    $1,514,608    $1,447,118
  Gas . . . . . . . . . . . . . . . . .     346,183       346,658       336,992
  Diversified operations  . . . . . . .     125,534       118,849        86,790
                                         -----------   -----------   -----------
    Total operating revenues  . . . . .   1,982,037     1,980,115     1,870,900
                                         -----------   -----------   -----------
Operating Expenses
  Electric fuel . . . . . . . . . . . .     143,339       174,444       174,849
  Purchased power . . . . . . . . . . .     342,612       325,966       311,046
  Gas purchased for resale  . . . . . .     146,579       165,876       167,385
  Maintenance . . . . . . . . . . . . .      70,776        81,788        73,040
  Depreciation and decommissioning  . .     265,244       250,619       213,661
  Property and other taxes  . . . . . .      44,746        44,902        45,769
  Other . . . . . . . . . . . . . . . .     496,755       494,369       439,569
  Income taxes  . . . . . . . . . . . .     150,070       148,477       149,274
                                         -----------   -----------   -----------
    Total operating expenses  . . . . .   1,660,121     1,686,441     1,574,593
                                         -----------   -----------   -----------
Operating Income  . . . . . . . . . . .     321,916       293,674       296,307
                                         -----------   -----------   -----------
Other Income and (Deductions)
  Writedown of intangibles  . . . . . .     (59,116)          --            --
  Writedown of real estate  . . . . . .     (25,000)          --            --
  Allowance for equity funds used
   during construction  . . . . . . . .       6,274        17,909         7,547
  Taxes on nonoperating income  . . . .      20,299           202        (3,177)
  Other - net . . . . . . . . . . . . .     (15,552)        8,229        16,294
                                         -----------   -----------   -----------
    Total other income and (deductions)     (73,095)       26,340        20,664
                                         -----------   -----------   -----------
Income Before Interest Charges  . . . .     248,821       320,014       316,971
                                         -----------   -----------   -----------
Interest Charges
  Long-term debt  . . . . . . . . . . .      93,076        93,402       100,776
  Short-term debt and other . . . . . .      14,926        12,142         9,123
  Allowance for borrowed funds used
   during construction  . . . . . . . .      (2,658)       (4,245)       (3,585)
                                         -----------   -----------   -----------
     Net interest charges . . . . . . .     105,344       101,299       106,314
                                         -----------   -----------   -----------
Net Income (before preferred dividend
 requirements)  . . . . . . . . . . . .     143,477       218,715       210,657
Preferred Dividend Requirements . . . .       7,663         8,565         9,600
                                         -----------   -----------   -----------
Earnings Applicable to Common Shares  .  $  135,814    $  210,150    $  201,057
                                         ==========    ==========    ===========
Average Common Shares Outstanding . . .     116,484       116,049       113,806
Earnings Per Common Share . . . . . . .  $     1.17    $     1.81    $     1.77
Dividends Declared Per Common Share . .  $     1.52    $     1.48    $     1.44



                  See notes to consolidated financial statements.
                                       25

CONSOLIDATED BALANCE SHEETS
In thousands of dollars
Balance at December 31                                     1994          1993
                                                      ------------  ------------
ASSETS
Utility plant - at original cost . . . . . . . .       $5,329,179    $5,134,251
Accumulated depreciation and decommissioning . .       (2,180,087)   (2,016,618)
                                                      ------------  ------------
  Utility plant-net  . . . . . . . . . . . . . .        3,149,092     3,117,633
                                                      ------------  ------------
Investments and other property . . . . . . . . .          466,864       464,101
                                                      ------------  ------------
Current assets
  Cash and temporary investments . . . . . . . .           32,526        17,450
  Accounts receivable  . . . . . . . . . . . . .          213,358       205,712
  Notes receivable . . . . . . . . . . . . . . .           31,806        29,201
  Inventories  . . . . . . . . . . . . . . . . .           80,794        84,922
  Other  . . . . . . . . . . . . . . . . . . . .           36,010        40,810
                                                      ------------  ------------
      Total current assets . . . . . . . . . . .          394,494       378,095
                                                      ------------  ------------
Construction funds held by trustee . . . . . . .               --        58,042
Goodwill . . . . . . . . . . . . . . . . . . . .               --        53,921
Deferred taxes recoverable in rates  . . . . . .          305,717       311,564
Deferred charges and other assets  . . . . . . .          326,284       318,880
                                                      ------------  ------------
      Total  . . . . . . . . . . . . . . . . . .       $4,642,451    $4,702,236
                                                      ============  ============
CAPITALIZATION AND LIABILITIES
Capitalization (see Statements of Consolidated
 Capital Stock and of Long-Term Debt)
    Common equity  . . . . . . . . . . . . . . .       $1,474,430    $1,516,240
    Preferred stock:
      Not subject to mandatory redemption  . . .           93,493        93,493
      Subject to mandatory redemption  . . . . .           25,000        25,000
    Long-term debt . . . . . . . . . . . . . . .        1,340,237     1,411,948
                                                      ------------  ------------
      Total capitalization . . . . . . . . . . .        2,933,160     3,046,681
                                                      ------------  ------------
Current liabilities
  Short-term borrowings  . . . . . . . . . . . .           89,325       131,197
  Long-term debt redeemable within one year  . .          115,000        88,000
  Current portion of long-term debt  . . . . . .           35,465        76,161
  Accounts payable . . . . . . . . . . . . . . .          138,764       166,622
  Dividends payable  . . . . . . . . . . . . . .           46,200        44,962
  Taxes accrued  . . . . . . . . . . . . . . . .            5,641        24,844
  Interest accrued . . . . . . . . . . . . . . .           23,627        20,396
  Regulatory balancing accounts overcollected-net         111,731        33,179
  Other  . . . . . . . . . . . . . . . . . . . .          121,456       104,353
                                                      ------------  ------------
      Total current liabilities  . . . . . . . .          687,209       689,714
                                                      ------------  ------------
Customer advances for construction . . . . . . .           36,250        41,729
Accumulated deferred income taxes-net  . . . . .          523,680       532,062
Accumulated deferred investment tax credits  . .          109,161       114,159
Deferred credits and other liabilities . . . . .          352,991       277,891
Contingencies and commitments
    (Notes 2, 10, and 11). . . . . . . . . . . .                _             _
                                                      ------------  ------------
      Total  . . . . . . . . . . . . . . . . . .       $4,642,451    $4,702,236
                                                      ============  ============

                   See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

In thousands of dollars

For the years ended December 31                                1994        1993        1992
                                                            ---------    --------    --------
Cash Flows from Operating Activities
  Net Income . . . . . . . . . . . . . . . . . . . . . . .  $143,477     $218,715    $210,657
  Adjustments to reconcile net income to net cash
   provided by operating activities
     Writedown of intangibles and real property. . . . . .    96,116          --          --
     Depreciation and decommissioning  . . . . . . . . . .   265,244      250,619     213,661
     Amortization of deferred charges and other assets . .    12,944       12,309       3,091
     Amortization of deferred credits and other liabilities  (30,370)     (18,616)     (1,168)
     Allowance for equity funds used during construction .    (6,274)     (17,909)     (7,547)
     Deferred income taxes and investment tax credits  . .   (54,152)      45,606     (11,031)
     Other-net . . . . . . . . . . . . . . . . . . . . . .    54,257       10,227      (2,752)
  Changes in working capital components net
   of effects from purchases of subsidiaries
     Accounts and notes receivable . . . . . . . . . . . .   (10,251)     (10,479)     (1,326)
     Regulatory balancing accounts . . . . . . . . . . . .    78,552      (13,245)     24,647
     Inventories . . . . . . . . . . . . . . . . . . . . .     4,128        4,616       7,401
     Other current assets  . . . . . . . . . . . . . . . .     4,800        5,039      (2,360)
     Accrued interest and taxes  . . . . . . . . . . . . .    18,661      (19,141)    (30,682)
     Accounts payable and other current liabilities  . . .   (10,755)      19,691     (16,952)
                                                            ---------    ---------   ---------
       Net cash provided by operating activities . . . . .   566,377      487,432     385,639
                                                            ---------    ---------   ---------
Cash Flows from Financing Activities
     Dividends paid  . . . . . . . . . . . . . . . . . . .  (183,492)    (178,708)   (172,211)
     Short-term borrowings-net . . . . . . . . . . . . . .   (41,872)      48,448      38,781
     Issuance of long-term debt  . . . . . . . . . . . . .        --      369,893     509,200
     Repayment of long-term debt . . . . . . . . . . . . .   (92,468)    (531,526)   (236,994)
     Sale (redemption) of common stock . . . . . . . . . .      (558)      38,850      58,176
     Issuance of preferred stock . . . . . . . . . . . . .        --       50,636      24,733
     Redemption of preferred stock . . . . . . . . . . . .        --      (65,228)    (40,195)
                                                            ---------    ---------   ---------
       Net cash provided (used) by financing activities  .  (318,390)    (267,635)    181,490
                                                            ---------    ---------   ---------
Cash Flows from Investing Activities
     Utility construction expenditures . . . . . . . . . .  (263,709)    (354,391)   (280,281)
     Withdrawals from (contributions to)
       construction trust funds-net  . . . . . . . . . . .    58,042      190,225    (248,267)
     Contributions to decommissioning funds  . . . . . . .   (22,038)     (22,038)    (22,038)
     Leasing investments . . . . . . . . . . . . . . . . .        --      (19,729)    (13,353)
     Other-net . . . . . . . . . . . . . . . . . . . . . .    (5,206)      (7,493)     (9,027)
                                                            ---------    ---------   ---------
       Net cash used by investing activities . . . . . . .  (232,911)    (213,426)   (572,966)
                                                            ---------    ---------   ---------
Net increase (decrease)  . . . . . . . . . . . . . . . . .    15,076        6,371      (5,837)
Cash and temporary investments beginning of period . . . .    17,450       11,079      16,916
                                                            ---------    ---------   ---------
Cash and temporary investments end of period . . . . . . .  $ 32,526     $ 17,450    $ 11,079
                                                            =========    =========   =========
Supplemental Schedule of Noncash Investing
  and Financing Activities
     Leasing investments . . . . . . . . . . . . . . . . .  $     --     $150,880    $ 83,077
     Real estate investments . . . . . . . . . . . . . . .    28,311       84,278      31,977
                                                            ---------    ---------   ---------
       Total assets acquired . . . . . . . . . . . . . . .    28,311      235,158     115,054
       Cash paid . . . . . . . . . . . . . . . . . . . . .      (452)     (28,209)    (14,368)
                                                            ---------    ---------   ---------
       Liabilities assumed . . . . . . . . . . . . . . . .  $ 27,859     $206,949    $100,686
                                                            =========    =========   =========

                  See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CHANGES IN CAPITAL STOCK AND RETAINED EARNINGS
In thousands of dollars
For the years ended December 31, 1992, 1993, 1994
                                                Preferred Stock
                                            ---------------------------
                                              Not Subject     Subject to
                                              to Mandatory    Mandatory    Common    Premium on     Retained
                                              Redemption      Redemption   Stock     Capital Stock  Earnings
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                      $87,493      $52,000      $281,240     $480,519     $588,227
  Net income                                                                                         210,657
  Common stock sold (2,491,284 shares)                                       6,228       50,728
  Long-term incentive plan activity-net                                        117        1,103
  Preferred stock sold (1,000,000 shares)                     25,000                       (267)
  Preferred stock retired (1,070,000 shares)    (25,000)      (7,000)                    (2,597)       (940)
  Sinking fund requirement                                    (1,800)
  Dividends declared
    Preferred stock                                                                                  (9,533)
    Common stock                                                                                   (164,043)
- ------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                       62,493       68,200       287,585      529,486      624,368
  Net income                                                                                         218,715
  Common stock sold (1,457,756 shares)                                       3,644       33,612
  Long-term incentive plan activity-net                                         59        1,535
  Preferred stock sold (2,040,000 shares)        51,000                                    (364)
  Preferred stock retired (633,700 shares)      (20,000)     (43,200)                       850       (2,878)
  Dividends declared
    Preferred stock                                                                                   (8,526)
    Common stock                                                                                    (171,846)
- ------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                       93,493       25,000       291,288      565,119      659,833
  Net income                                                                                         143,477
  Long-term incentive plan activity-net                                         53         (611)
  Dividends declared
    Preferred stock                                                                                   (7,663)
    Common stock                                                                                    (177,066)
- ------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                      $93,493      $25,000      $291,341     $564,508     $618,581
============================================================================================================

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CAPITAL STOCK

In thousands of dollars except call price
Balance at December 31                                                                 1994          1993
                                                                                    -----------   -----------
COMMON EQUITY
Common stock, without par value, authorized
  255,000,000 shares, outstanding: 1994,
  116,536,535 shares; 1993, 116,515,073 shares                                      $  291,341    $  291,288
Premium on capital stock                                                               564,508       565,119
Retained earnings                                                                      618,581       659,833
                                                                                    -----------   -----------
         Total common equity                                                        $1,474,430    $1,516,240
                                                                                    ===========   ===========

PREFERRED STOCK (A)                                             Trading      Call
Not subject to mandatory redemption                             Symbol(B)    Price
  $20 par value, authorized 1,375,000 shares                   ---------   --------
    5% Series, 375,000 shares outstanding                       SDOPrA    $  24.00     $ 7,500       $ 7,500
    4 1/2% Series, 300,000 shares outstanding                   SDOPrB       21.20       6,000         6,000
    4.40% Series, 325,000 shares outstanding                    SDOPrC       21.00       6,500         6,500
    4.60% Series, 374,650 shares outstanding                      --         20.25       7,493         7,493
  Without par value (C)
    $7.20 Series, 150,000 shares outstanding                    SDOPrG      101.00      15,000        15,000
    $1.70 Series, 1,400,000 shares outstanding                    --         25.85(D)   35,000        35,000
    $1.82 Series, 640,000 shares outstanding                    SDOPrH       26.00(D)   16,000        16,000
                                                               --------   ---------    --------     --------
       Total not subject to mandatory redemption                                       $93,493       $93,493
                                                                                       ========     ========
Subject to mandatory redemption
  Without par value (C)
    $1.7625 Series, 1,000,000 shares outstanding (E)              --      $  25.00(D)  $25,000       $25,000
                                                                                       --------      --------
       Total subject to mandatory redemption                                           $25,000       $25,000
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

(B) All listed shares are traded on the American and Pacific Stock Exchanges.

(C) Authorized 10,000,000 shares total (both subject to and not subject to mandatory redemption).

(D) The $1.70 and $1.7625 series are not callable until 2003; the $1.82 series is not callable until 1998.

(E) The $1.7625 series has a sinking fund requirement to redeem 50,000 shares per year from 2003 to 2007. The remaining 750,000 shares must be redeemed in 2008.






                  See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED LONG-TERM DEBT

In thousands of dollars

Balance at December 31                                  First Call Date         1994          1993
                                                        ---------------     -----------   -----------
First mortgage bonds
  5 1/2% Series I, due March 1, 1997  . . . . . .                           $   25,000    $   25,000
  5 1/2% Series U-2, due September 1, 1994. . . .                                   --         8,468
  4.25 Series CC, due May 1, 2008(A). . . . . . .                               53,000        53,000
  4.25% Series DD, due December 1, 2008(A). . . .                               27,000        27,000
  9 1/4% Series EE, due September 1, 2020(B). . .              09/01/95         74,350        74,350
  4.25% Series FF, due December 1, 2007(A). . . .                               35,000        35,000
  7 5/8% Series GG, due July 1, 2021(B) . . . . .              07/01/96         44,250        44,250
  7 3/8% Series HH, due December 1, 2021(B) . . .              12/01/96         81,350        81,350
  8 3/4% Series II, due March 1, 2023(B). . . . .              09/01/97         25,000        25,000
  9 5/8% Series JJ, due April 15, 2020. . . . . .              04/15/00        100,000       100,000
  6.8% Series KK, due June 1, 2015(A) . . . . . .                               14,400        14,400
  8.5% Series LL, due April 1, 2022 . . . . . . .              04/01/02         60,000        60,000
  7 5/8% Series MM, due June 15, 2002 . . . . . .                               80,000        80,000
  6.1% and 6.4% Series NN, due September 1, 2018
     and 2019(B)  . . . . . . . . . . . . . . . .              09/01/02        118,615       118,615
  Various % Series OO, due December 1, 2027(C). .              12/01/02        250,000       250,000
  5.9% Series PP, due June 1, 2018(B) . . . . . .              06/01/03         70,795        70,795
  Various % Series QQ, due June 1, 2018(B). . . .                               14,915        14,915
  5.85% Series RR, due June 1, 2021(A). . . . . .              06/01/03         60,000        60,000
  5.9% Series SS, due September 1, 2018(B). . . .              09/01/03         92,945        92,945
                                                                            -----------   -----------
      Total   . . . . . . . . . . . . . . . . . .                            1,226,620     1,235,088

Capitalized leases  . . . . . . . . . . . . . . .                              103,575       124,782
Debt incurred to acquire limited partnerships,
  various rates, payable annually through 2003. .                              109,473        94,301
Bank loans, various rates, due 1995-2000. . . . .                               18,681        84,421
Other long-term debt. . . . . . . . . . . . . . .                               40,264        45,837
Unamortized discount on long-term debt  . . . . .                               (7,911)       (8,320)
Long-term debt redeemable within one year   . . .                             (115,000)      (88,000)
Current portion of long-term debt   . . . . . . .                              (35,465)      (76,161)
                                                                            -----------   -----------
      Total   . . . . . . . . . . . . . . . . . .                           $1,340,237    $1,411,948
                                                                            ===========   ===========

(A)      Issued to secure the company's obligation under a series of loan agreements with the California
         Pollution Control Financing Authority under which the Authority loaned proceeds from the sale of $115 million of variable rate/demand and $74 million in fixed-rate pollution control revenue bonds to the company to finance certain qualifying facilities associated with the company's 20 percent interest in
         San Onofre Units 2 and 3.

(B)      Issued to secure the company's obligation under a series of loan agreements with the City of San Diego under which the City loaned the proceeds from the sale of $522 million in industrial development revenue bonds to the company to finance certain qualifying facilities.

(C)      Issued to secure the company's obligation under a loan agreement with the City of Chula Vista under which the City loaned the proceeds from the sale of $250 million in tax-exempt industrial development revenue bonds to the company to finance certain qualified facilities.

                               See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED FINANCIAL INFORMATION BY SEGMENTS OF BUSINESS

In thousands of dollars
At December 31 or for the years then ended    1994         1993         1992
- --------------------------------------------------------------------------------
Operating Revenues (A), (B)                $1,982,037   $1,980,115   $1,870,900
                                           ==========   ==========   ==========
Operating Income
  Electric operations . . . . . . . . . .  $  255,768   $  242,143   $  270,172
  Gas operations  . . . . . . . . . . . .      50,375       46,071       37,234
  Diversified operations (B). . . . . . .      15,773        5,460      (11,099)
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .  $  321,916   $  293,674   $  296,307
                                           ==========   ==========   ==========
Depreciation and Decommissioning
  Electric operations . . . . . . . . . .  $  220,811   $  210,890   $  178,513
  Gas operations  . . . . . . . . . . . .      31,009       28,215       27,667
  Diversified operations (B). . . . . . .      13,424       11,514        7,481
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .  $  265,244   $  250,619   $  213,661
                                           ==========   ==========   ==========
Utility Plant Additions (C)
  Electric operations . . . . . . . . . .  $  203,887   $  291,456   $  236,918
  Gas operations  . . . . . . . . . . . .      59,822       62,935       43,363
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .  $  263,709   $  354,391   $  280,281
                                           ==========   ==========   ==========
Identifiable Assets
  Utility plant-net
    Electric operations . . . . . . . . .  $2,725,624   $2,724,139   $2,623,058
    Gas operations  . . . . . . . . . . .     423,468      393,494      355,634
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .   3,149,092    3,117,633    2,978,692
                                           ----------   ----------   ----------
  Inventories
    Electric operations . . . . . . . . .      56,209       57,410       62,170
    Gas operations  . . . . . . . . . . .      19,398       18,703       14,056
    Diversified operations (B). . . . . .       5,187        8,809       10,839
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .      80,794       84,922       87,065
                                           ----------   ----------   ----------
  Other identifiable assets
    Electric operations . . . . . . . . .     732,941      744,335      861,236
    Gas operations  . . . . . . . . . . .     149,199      139,631      175,156
    Diversified operations (B). . . . . .     391,021      504,359      288,914
                                           ----------   ----------   ----------
      Total . . . . . . . . . . . . . . .   1,273,161    1,388,325    1,325,306
                                           ----------   ----------   ----------
Other Assets  . . . . . . . . . . . . . .     139,404      111,356      103,509
                                           ----------   ----------   ----------
Total Assets  . . . . . . . . . . . . . .  $4,642,451   $4,702,236   $4,494,572
                                           ==========   ==========   ==========

(A) The detail to operating revenues is provided in the Statements of Consolidated Income. The gas operating revenues shown therein include $18 million in 1994, $16 million in 1993 and $17 million in 1992, representing the gross margin on sales to the electric segment. These margins arose from interdepartmental transfers of $119 million in 1994, $141 million in 1993 and $142 million in 1992, based on transfer pricing approved by the California Public Utilities Commission in tariff rates.

(B) As discussed in Note 2, SDG&E is considering alternative strategies relative to its investment in Wahlco Environmental Systems, Inc. Included in the totals for diversified operations for 1994 are the following amounts for
     Wahlco: $70 million in operating revenues, $12 million in operating losses, $3 million in depreciation, $5 million in inventories and $43 million in other identifiable assets.

(C)      Excluding allowance for equity funds used during construction.

Utility income taxes and corporate expenses are allocated between electric and gas operations in accordance with regulatory accounting requirements.

              See notes to consolidated financial statements.
                                      31

Notes to Consolidated Financial Statements

1  Summary of Accounting Policies

Nature of Operations
San Diego Gas & Electric is an operating public utility. The principal market for SDG&E's electric and gas business is in San Diego County and an adjacent portion of Orange County, California. SDG&E has diversified into other businesses, including subsidiaries Califia Company, Enova Corporation, Enova Energy Management, Inc. and Pacific Diversified Capital Company. Califia and Enova are engaged in non-utility investment activities throughout the United States. Enova Energy Management is an energy management consulting firm offering services to utilities and large consumers. Pacific Diversified Capital is a holding company for non-utility subsidiaries, Phase One Development, Inc., which is engaged in real estate development in San Diego and Colorado Springs, and Wahlco Environmental Systems, Inc. (80 percent owned). Wahlco designs and manufactures air-pollution control and power-efficiency equipment for electric utilities and other power producers, refineries and other manufacturers throughout the world. In 1994 these diversified operations contributed 5 percent to operating income (2 percent in 1993). See additional information regarding Wahlco in Notes 2 and 3.

Utility Plant and Depreciation
Utility plant represents the buildings, equipment and other facilities used to provide electric and gas service. The cost of utility plant includes labor, material, contract services and other related items, and an allowance for funds used during construction. The cost of retired depreciable utility plant, plus removal expenses minus salvage value is charged to accumulated depreciation. Information regarding industry restructuring and its effect on utility plant is included in Note 11.

Depreciation expense reflects the straight-line remaining useful life method. The provisions for depreciation as a percentage of average depreciable utility plant (by major functional categories) are: electric generation 4.04 in 1994 (4.03 in 1993, 3.70 in 1992), electric distribution 4.35 in 1994 (4.35 in 1993, 4.13 in 1992), electric transmission 3.24 in 1994 (3.26 in 1993, 3.55 in 1992), gas
4.11 in 1994 (4.16 in 1993, 4.36 in 1992) and other 5.88 in 1994
(5.80 in 1993, 6.12 in 1992).

Inventories
At December 31, 1994 inventories include $49 million of materials and supplies ($55 million in 1993), and $32 million of fuel oil and natural gas ($30 million in 1993). Materials and supplies are valued at average cost; fuel oil and natural gas are valued by the last-in first-out (LIFO) method.

Other Current Assets
Included in other current assets at December 31, 1994 is $28 million of investment in SONGS 1 which will be recovered in 1995. The noncurrent portion of $17 million is included in "Deferred Charges and Other Assets" on the Consolidated Balance Sheets.

Allowance for Funds Used During Construction
The allowance represents the cost of funds used to finance the construction of utility plant and is added to the cost of utility plant. AFDC also increases income, partly as an offset to interest charges shown in the Statements of Consolidated Income, although it is not a current source of cash.

Revenues and Regulatory Balancing Accounts
Revenues from utility customers consist of deliveries to customers and the changes in regulatory balancing accounts. Earnings fluctuations from changes in the costs of fuel oil, purchased energy and natural gas, and consumption levels for electricity and the majority of natural gas are eliminated by balancing accounts authorized by the California Public Utilities Commission. The balances of these accounts represent amounts that will be recovered from, or repaid to, customers by adjustments to future prices, generally over a one-year cycle.

Goodwill
Goodwill arose from the acquisition of certain businesses by Pacific Diversified Capital. In 1994 the remaining balance of goodwill was written off as a result of the depressed air pollution-control market and increasing competition. See additional information in Notes 2 and 3.

Deferred Charges and Other Assets
Deferred charges include unrecovered premium on early retirement of debt and other regulatory-related expenditures that SDG&E expects to recover in future rates. These items are amortized as recovered in rates. Additional information is included in Note 11.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Consolidated Cash Flows
Temporary investments are highly liquid investments with original maturities of three months or less.

Other
Certain prior year amounts have been reclassified for comparability.

2  Investment in Wahlco Environmental Systems, Inc.

SDG&E's investment in and advances to Wahlco aggregate
$21 million at December 31, 1994 after the writedown of Wahlco's goodwill and other assets as described below and in Note 3. At December 31, 1994, Wahlco had consolidated net assets of $7 million. During the years ended December 31, 1992, 1993 and 1994, Wahlco's net loss was $13 million, $11 million and $66 million. During those years Wahlco's cash flow provided by (used in) operations was ($7 million), ($5 million) and $3 million.

Historically, Wahlco's primary and most profitable product line has been flue gas conditioning equipment, which is sold to utilities with coal-fired generating plants. Since the passage of the 1990

Clean Air Act Amendments, Wahlco's prospects for future profitability have been significantly associated with the size and timing of flue gas conditioning equipment orders from utilities responding to that legislation. Phase I of that legislation required certain utilities to be in compliance by January 1, 1995. Phase II requires the remaining utilities with coal-fired generation to be in compliance by January 1, 2000.

Thus far, sales of and orders for flue gas conditioning equipment have not reached anticipated levels in the United States as a result of many companies' delaying decisions on how to comply with the Clean Air Act, and as a result of increasing competition from the availability of federal pollution credits, aggressive pricing strategies by competitors, alternative methods of compliance, such as fuel blending, and other options. In late 1993 Wahlco recorded a restructuring charge to reflect the planned relocation of Wahlco's manufacturing operations in Canada and West Virginia to its other U.S. facilities. During 1994 Wahlco continued to close down various unprofitable operations. See discussion of writedowns in Note 3. Wahlco has also reduced its number of employees by one-third and reduced its manufacturing square footage by about one-half. SDG&E continues to consider alternative strategies relative to its investment in Wahlco. Continued operating losses or the implementation of other strategies could lead to the further writeoff of a significant portion of SDG&E's remaining investment in Wahlco.

3  Writedowns

In June 1994 SDG&E recorded writedowns related to the utility and its subsidiaries. The total amount of the writedowns was $96 million before income taxes. $59 million represents the writedown of goodwill and other intangible assets at Wahlco Environmental Systems as a result of the depressed air pollution-control market and increasing competition. SDG&E also recorded a $25 million writedown of various commercial properties, including $19 million of subsidiary properties in Colorado Springs and in San Diego, to reflect continuing declines in commercial real estate values. As a result of the California Public Utilities Commission's proposal to restructure the electric utility industry and the uncertainty concerning the impact of competition, SDG&E also recorded a $12 million writedown of various non-earning utility assets, including the South Bay Repower project. Additional information on the CPUC's proposed industry restructuring and its potential impacts on SDG&E is described in Note 11.

4  Long-Term Debt

Amounts and due dates of long-term debt are shown on the Statements of Consolidated Long-Term Debt. Excluding capital leases, which are described in Note 10, combined aggregate maturities and sinking fund requirements of long-term debt are $27 million for 1995, $34 million for 1996, $53 million for 1997, $25 million for 1998 and $21 million for 1999. SDG&E has CPUC authorization to issue an additional $263 million in debt.

First Mortgage Bonds
First mortgage bonds are secured by a lien on substantially all utility plant. Additional first mortgage bonds may be issued upon compliance with the provisions of the bond indenture. Certain of the first mortgage bonds may be called at SDG&E's option.

First mortgage bonds totaling $305 million have variable interest rate provisions. On $115 million, bondholders may elect to redeem their bonds at the annual interest-adjustment dates. For purposes of determining the aggregate maturities listed above, it is assumed that these issues will not be redeemed before scheduled maturity.

During 1994 SDG&E retired $8 million of first mortgage bonds at scheduled maturity.

Other Debt
At December 31, 1994 SDG&E had two $50 million bank lines providing a committed source of long-term borrowings, of which no debt was outstanding. Bank lines, unless renewed by SDG&E, expire in 2000. Commitment fees are paid on the unused portion of the lines and there are no requirements for compensating balances.

Loans of $153 million and $149 million at December 31, 1994 and 1993, respectively, are secured by subsidiary equipment and real estate.

Interest
Interest payments, including those applicable to short-term borrowings, amounted to $102 million in 1994, $106 million in 1993 and $108 million in 1992. Interest payments of $34 million in 1992 on income taxes in connection with a preliminary settlement with the Internal Revenue Service are included with income taxes in Note 8.

SDG&E periodically enters into interest rate swap and cap agreements to moderate its exposure to interest rate changes and to lower its overall cost of borrowings. At December 31, 1994 SDG&E had such agreements, maturing in 1996 and 2002, with underlying debt aggregating $120 million. See additional information in Note 9.

5  Short-Term Borrowings

At December 31, 1994 and 1993 short-term borrowings and weighted average interest rates thereon were:

In millions of dollars                     1994                        1993

                                  Balance   Interest Rate     Balance  Interest Rate
Bank loans                          $58          6.4%           $ 91         3.4%
Subsidiaries' bank credit lines      31          7.1%             40         5.2%
        Total                       $89                         $131

At December 31, 1994 SDG&E had various bank lines, aggregating $170 million, available to support commercial paper and bank loans. SDG&E's subsidiaries had bank credit lines that provided for borrowings up to $31 million at the London Inter-Bank Offered Rate (LIBOR). Commitment fees are paid on the unused portion of the lines and there are no requirements for compensating balances.

6  Facilities Under Joint Ownership

The San Onofre nuclear power plant and the Southwest Powerlink transmission line are jointly owned with other utilities. SDG&E's interests at December 31, 1994 were:

In millions of dollars
- --------------------------------------------------------------------
Project                                 San                Southwest
                                       Onofre              Powerlink

Percentage ownership                       20                    89
Utility plant in service               $1,102                $  216
Accumulated depreciation               $  368                $   74
Construction work in progress          $   22                $   -

Each participant in the projects must provide its own financing. The amounts specified above for San Onofre include nuclear production, transmission and other facilities.

SDG&E's share of operating expenses is included in its Statements of Consolidated Income.

SDG&E's share of future dismantling and decontamination costs for the San Onofre units is estimated to be $322 million in current dollars and is based on studies performed by outside consultants updated triennially. The most recent study was performed in 1993. These costs are included in setting rates and are expected to be fully recovered by 2014, the estimated last year of service. See discussion on industry restructuring and stranded investment in Note 11.

The amount accrued each year is based on the amount allowed by regulators and is currently being collected in rates. This amount is considered sufficient to cover SDG&E's share of future decommissioning costs. The depreciation and decommissioning expense reflected on the Statements of Consolidated Income includes $22 million of decommissioning expense for each of the years 1994, 1993 and 1992.

Decontamination objectives, work scope and procedures must meet the requirements of the Nuclear Regulatory Commission, the Environmental Protection Agency, the California Public Utilities Code and the requirements of other regulatory bodies.

SDG&E invests in externally managed trust funds the amounts collected in rates. In accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, the securities held by the trust are considered held for sale and are adjusted to market value ($202 million at December 31, 1994, which is included in "Investments and Other Property" on the Consolidated Balance Sheets and which is net of a $10.1 million unrealized loss). The corresponding accumulated accrual is included in accumulated depreciation and decommissioning on the Consolidated Balance Sheets.

The Financial Accounting Standards Board is currently reviewing accounting for the costs of decommissioning nuclear power plants, including the recognition, measurement and classification of such costs. The Board could require, among other things, that SDG&E's future balance sheets include a liability for the estimated decommissioning costs, and an offsetting regulatory asset reflecting anticipated rate recovery of this liability to the extent not already collected from customers. This would have no effect on SDG&E's results of operations.

Additional information regarding San Onofre is included in Note 10.

7  Employee Benefit Plans

SDG&E has a defined-benefit pension plan, which covers substantially all utility employees. Benefits are related to the employees' compensation. Plan assets consist primarily of common stocks and bonds.

SDG&E funds the plan based on the aggregate cost actuarial method. Net pension cost consisted of the following for the year ended
December 31:

In thousands of dollars                     1994        1993        1992
- --------------------------------------------------------------------------
Cost related to current service           $18,733     $18,233     $17,838
Interest on projected benefit obligation   33,254      29,745      27,933
Return on plan assets                      (1,319)    (39,351)    (23,267)
                                           ------      ------      ------
Net amortization and deferral             (34,253)      5,342      (9,124)
Cost pursuant to accounting standards      16,415      13,969      13,380
Regulatory adjustment                     (16,415)    (13,969)    (16,201)
                                           ------      ------      ------
Net benefit                               $   -       $   -       $(2,821)
                                          =======     =======     =======
The plan's status was as follows at December 31:

In thousands of dollars                      1994        1993
- --------------------------------------------------------------------
Accumulated benefit obligation
     Vested                                $308,672    $304,053
     Nonvested                               10,480      10,616
                                           --------    --------
         Total                             $319,152    $314,669
                                           ========    ========
Plan assets at fair value                  $424,455    $435,371
Projected benefit obligation                417,625     457,710
                                            -------     -------
Plan assets less projected
     benefit obligation                       6,830     (22,339)
Unrecognized effect of accounting change     (1,328)     (1,517)
Unrecognized prior service cost              12,956      14,043
Unrecognized actuarial gains                (71,278)    (26,592)
                                            -------     -------
Accrued liability                          $(52,820)   $(36,405)
                                           ========    ========

The projected benefit obligation assumes an 8.25 percent actuarial discount rate in 1994 (7.5 percent in 1993) and a 5.0 percent average annual compensation increase (6.0 percent in 1993). The expected long-term rate of return on plan assets is 8.5 percent. The impact of increasing the actuarial discount rate and decreasing the average annual salary increase was to decrease the total accumulated benefit obligation and projected benefit obligation by approximately $35 million and $89 million, respectively.

Eligible employees may make a contribution of 1 percent to 15 percent of their base pay to SDG&E's savings plan for investment in mutual funds or in SDG&E common stock. SDG&E contributes amounts equal to up to 3 percent of participants' base compensation for investment in SDG&E common stock.

SDG&E's expense for the pension and the savings plans and a supplemental retirement plan for a limited number of key employees was approximately $6 million in 1994, $6 million in 1993 and $2 million in 1992.

SDG&E has a long-term incentive stock compensation plan that provides for aggregate awards of up to 2,700,000 shares of common stock over a 10-year period ending in 1996. The plan's term was extended to April 2005 by the SDG&E board of directors, subject to approval by SDG&E shareholders. In each of the last nine years SDG&E issued approximately 40,000 shares to 60,000 shares of stock to officers and key employees for $2.50 per share, subject to buy-back over four years if certain corporate goals are not met.

SDG&E provides certain health and life insurance benefits to retired utility employees. Prior to 1993, SDG&E expensed these benefits when paid and such amounts were normally recovered in rates. Effective January 1, 1993, SDG&E adopted SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which requires that these benefits be accrued during the employee's years of service, up to the year of benefit eligibility. The unamortized transition obligation of approximately $42 million is being amortized through 2012. SDG&E is recovering the cost of these benefits based upon actuarial calculations and funding limitations. The amounts expensed for these benefits were $5 million in 1994, $5 million in 1993 and $4 million in 1992.

8  Income Taxes

SFAS 109, Accounting for Income Taxes, requires the use of the balance sheet method of accounting for income taxes. Under this method, a deferred tax asset or liability represents the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities and is measured using the latest enacted tax rates.

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

The net effect of these changes is almost entirely offset by a regulatory asset of $306 million at December 31, 1994 ($312 million at December 31, 1993). This regulatory asset is expected to be recovered in future rates and will be adjusted as it is recovered through the ratemaking process and as tax rates and laws change. See additional discussion regarding regulatory assets in Note 11.

Effective January 1, 1993 the federal statutory tax rate increased to 35 percent from 34 percent. This change increased SDG&E's net deferred tax liability by approximately $14 million. The impact on income tax expense was not significant.

Income tax payments totaled $167 million in 1994, $116 million in 1993 and $192 million in 1992.

Components of Accumulated Deferred Income Taxes

In thousands of dollars                        1994         1993
- -------------------------------------------------------------------
Deferred tax liabilities
  Differences in financial and tax bases
    of utility plant                         $627,296     $631,250
Loss on reacquired debt                        27,576       28,572
Other                                          60,222       86,126
                                             --------     --------
    Total deferred tax liabilities            715,094      745,948
                                             --------     --------
Deferred tax assets
  Unamortized investment tax credits           74,563       79,479
  Equipment leasing activities                 49,547       61,533
  Other                                       134,761       99,494
                                             --------     --------
     Total deferred tax assets                258,871      240,506
                                             --------     --------
Net deferred income tax liability             456,223      505,442
Current portion of deferred income taxes       67,457       26,620
                                             --------     --------
Accumulated deferred income taxes-net        $523,680     $532,062
                                             ========     ========

Components of Income Tax Expense

In thousands of dollars                 1994       1993      1992
- --------------------------------------------------------------------
Current
  Federal                            $149,117   $ 79,848   $134,635
  State                                34,806     22,821     28,847
                                     ---------  ---------  ---------
     Total current taxes              183,923    102,669    163,482

Deferred
  Federal                             (37,697)    43,365     (2,248)
  State                               (12,897)     7,001     (3,638)
                                     ---------  ---------  ---------
     Total deferred taxes             (50,594)    50,366     (5,886)

Deferred investment
  tax credits-net                      (3,558)    (4,760)    (5,145)
                                     ---------  ---------  ---------
     Total income tax expense        $129,771   $148,275   $152,451
                                     =========  =========  =========

Federal and state income taxes are allocated between operating income and other income.

Reconciliation of Statutory Federal Income Tax Rate to Effective
Income Tax Rate

                                     1994        1993        1992
- --------------------------------------------------------------------
Statutory federal income tax rate    35.0%       35.0%       34.0%
Depreciation                          8.3         5.0         3.7
Writedown of intangibles              8.2          _           _
State income taxes - net of
  federal income tax benefit          4.6         5.3         4.3
Tax credits                          (6.7)       (3.9)       (2.8)
Equipment leasing activities         (4.1)       (1.8)         -
Repair allowance                     (3.5)       (2.1)       (1.6)
Allowance for funds used
  during construction                (0.9)       (1.9)       (0.7)
Other-net                             6.6         4.8         5.1
                                   --------    --------    --------
     Effective income tax rate       47.5%       40.4%       42.0%
                                   ========    ========    ========

9  Fair Value of Financial Instruments

Due to the nature of the regulatory process, gains and losses attributable to the fair value of financial instruments generally will accrue to SDG&E customers.

The carrying amounts and related estimated fair values of SDG&E's financial instruments are as follows:

In millions of dollars                1994              1993
- ------------------------------------------------------------------------
                              Carrying     Fair       Carrying    Fair
                               Amount      Value       Amount     Value

- ------------------------------------------------------------------------
Assets
 Cash and temporary
  investments                $   32.5   $   32.5     $   17.5   $   17.5
 Funds held in trust            201.9      201.9        249.4      251.2
 Notes receivable               121.5      121.1        149.9      149.9
 Investments in limited
   partnerships and
   other assets                 170.2      182.5        150.1      158.7
Liabilities
 Dividends payable               46.2       46.2         45.0       45.0
 Short-term debt and
   current portion
   of long-term debt            231.4      230.5        247.2      247.2
 Deposits from customers         56.2       50.2         60.4       55.0
 Long-term debt               1,245.0    1,211.1      1,295.3    1,380.5
 Preferred stock subject to
   mandatory redemption          25.0       23.8         25.0       27.3

The estimated fair values may not be representative of actual amounts that could have been realized as of year end or that will be realized in the future.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Temporary Investments, Short-Term Notes Receivable and
Dividends Payable
The carrying amount approximates fair value due to the short maturity of these items.

Noncurrent Notes Receivable
The fair values of noncurrent notes receivable (included in "Deferred Charges and Other Assets" on the Consolidated Balance
Sheets) are based on the present value of the estimated future cash flows discounted at current rates available for similar notes.

Funds Held in Trust
Funds held in trust include the SONGS decommissioning trust (included in "Investments and Other Property" on the Consolidated Balance Sheets) and, in 1993, construction trust funds. The fair values of the funds' assets are based on quoted market values.

Investments in Limited Partnerships and Other Assets
The fair values of investments in limited partnerships and other assets (included in "Investments and Other Property" on the Consolidated Balance Sheets) acquired after 1992 are estimated to approximate carrying value due to the relatively short periods of time between the purchase dates and the valuation date, and the relative market stability during those periods. Fair values of investments acquired prior to 1993 are estimated based on the present value of the estimated future cash flows discounted at yields currently available for similar investments.

Deposits from Customers
Deposits from customers include deposits from residential and commercial customers (included in "Other Current Liabilities" on the Consolidated Balance Sheets) and customer advances for construction. The carrying amounts of deposits from residential and commercial customers approximate fair value due to the short maturity periods. The fair values of customer advances for construction are based on the present values of the estimated future cash flows discounted at current rates of return.

Debt and Preferred Stock Subject to Mandatory Redemption
The fair values of SDG&E's first mortgage bonds and preferred stock issues are estimated based on quoted market prices for them or for similar issues, or on the current rates offered to SDG&E for debt and stock of the same maturities. The fair values of notes payable are based on the present values of the future cash flows discounted at current rates available for similar notes with comparable maturities. The carrying amount of short-term loans and notes payable approximate fair value due to the short maturities.

Off-Balance-Sheet Interest Rate Cap and Swap Agreements
The fair value of these derivative financial instruments is the estimated amount that would be realized or paid upon termination of the agreements based on quotes from dealers. These agreements, if terminated, would result in net proceeds to SDG&E of $2 million at December 31, 1994 compared to an obligation of $4 million at December 31, 1993.

SDG&E's policy is to utilize derivatives only in hedging situations. SDG&E periodically enters into interest rate swap and cap agreements to moderate its exposure to interest rate changes and to lower its overall cost of borrowing. These swap and cap agreements generally remain off the balance sheet as they involve the exchange of fixed- and variable-rate interest payments without the exchange of the underlying principal amounts. The related gains or losses are reflected in the income statement as part of the expense item applicable to what is being hedged (e.g., interest expense).

At December 31, 1994 SDG&E had two such agreements, including an index cap agreement on $75 million of bonds maturing in 1996, and a floating-to-fixed rate swap associated with another $45 million of variable-rate bonds maturing in 2002. SDG&E expects to hold these derivative financial instruments to their maturity. These agreements have effectively fixed interest rates on the underlying variable-rate debt at 5.4 percent to 6.3 percent. These financial instruments are with major investment firms and, along with cash and cash equivalents and accounts receivable, expose SDG&E to market and credit risks and may at times be concentrated with certain counterparties. SDG&E would be exposed to interest rate fluctuations on the underlying debt should counterparties to the agreement not perform. Such nonperformance is not anticipated.

10  Contingencies and Commitments

Purchased Power Contracts
SDG&E buys electric power under several short-term and long-term contracts. Purchases are for 2 percent to 10 percent of plant output under contracts with other utilities and up to 100 percent of plant output under contracts with independent power producers and other non-utility suppliers. No one contract provides more than 4 percent of SDG&E's total system requirements. The contracts expire on various dates between 1995 and 2024.

At December 31, 1994 the future minimum payments under the contracts were:

In millions of dollars
- --------------------------------------------------------------------
1995                                                         $  351
1996                                                            216
1997                                                            185
1998                                                            188
1999                                                            187
Thereafter                                                    2,969
                                                             ------
Total minimum payments                                       $4,096

These payments represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy under the contracts. Total payments, including energy payments, under the contracts were $277 million in 1994, $258 million in 1993 and $253 million in 1992. See discussion of the decision on the Biennial Resource Plan Update proceeding in Note 11.

Natural Gas Contracts
SDG&E has a contract with Southern California Gas Company that provides SDG&E with intrastate transportation capacity on SoCal's gas pipelines through August 1995. If a new agreement is not reached by then, SoCal has a continuing obligation to deliver gas to SDG&E under a CPUC-approved tariff. SDG&E's long-term contracts with interstate pipelines for transportation capacity expire on various dates between 1995 and 2023. In 1994 SDG&E signed an agreement with SoCal for 8 billion cubic feet of natural gas storage capacity from January 1, 1995 through March 31, 1998. SDG&E also has four long-term gas supply contracts that expire between 2001 and 2004.

At December 31, 1994 the future minimum payments under natural gas contracts were:

In millions of dollars
- --------------------------------------------------------------------
                              Transportation           Natural
                                and Storage              Gas

1995                                $ 74                 $ 25
1996                                  28                   27
1997                                  27                   31
1998                                  28                   35
1999                                  21                   38
Thereafter                           279                  179
                                    ----                 ----
Total minimum payments              $457                 $335

Total payments under the contracts were $125 million in 1994, $86 million in 1993 and $80 million in 1992.

Leases
Nuclear fuel, office buildings, a generating facility and other properties are financed by long-term capital leases. Utility plant included $173 million at December 31, 1994 and $193 million at December 31, 1993 related to these leases. The associated accumulated amortization was $73 million and $74 million, respectively. SDG&E also leases office facilities, computer equipment and vehicles under operating leases. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from 2 percent to 7 percent.

The minimum rental commitments payable in future years under all noncancellable leases were:

In millions of dollars
- --------------------------------------------------------------------
                                       Operating       Capitalized
                                         Leases           Leases

1995                                      $ 59             $ 24
1996                                        57               20
1997                                        53               12
1998                                        35               12
1999                                        11               12
Thereafter                                  52               57
                                          ----            -----
Total future rental commitments           $267              137
Imputed interest (6% to 9%)                                 (33)
                                                          -----
Net commitment                                             $104
                                                          =====

Rental payments totaled $93 million in 1994, $91 million in 1993 and $57 million in 1992. The increase from 1992 to 1993 was due to Califia's leasing activities.

Environmental Issues
SDG&E's operations are conducted in accordance with federal, state and local environmental laws and regulations governing hazardous wastes, air and water quality, land use, and solid waste disposal. SDG&E incurs significant costs to operate its facilities in compliance with these laws and regulations. The costs of compliance with environmental laws and regulations are normally recovered in customer rates. The CPUC is expected to continue allowing the recovery of such costs, subject to reasonableness reviews. Capital expenditures to comply with environmental laws and regulations were $5 million in 1994 and $8 million in 1993, and are expected to be $90 million over the next 5 years. These expenditures primarily include the estimated cost of retrofitting SDG&E's power plants to reduce air emissions.

SDG&E has identified, or has been associated with, various sites which may require remediation under federal, state or local environmental laws. SDG&E may be partially or indirectly responsible for cleaning up these sites. SDG&E is unable to determine the extent of its responsibility for remediation for these sites until assessments are completed. Furthermore, the number of others who may be also responsible and their ability to share in the cost of the cleanup, is not known. Environmental liabilities that may arise from these assessments are recorded when environmental assessments and/or remedial efforts are probable, and when the minimum costs can be estimated.

In 1994 the CPUC approved a mechanism allowing utilities to recover their hazardous waste costs, including those related to Superfund sites or similar sites requiring cleanup. The decision allows recovery of 90 percent of cleanup costs and related third party litigation costs and 70 percent of the related insurance litigation expenses.

Nuclear Insurance
Public liability claims that could arise from a nuclear incident are limited by law to $9 billion for each licensed nuclear facility. For this exposure, SDG&E and the co-owners of the San Onofre units have purchased primary insurance of $200 million, the maximum amount available. The remaining coverage is provided by secondary financial protection required by the Nuclear Regulatory Commission and provides for loss sharing among utilities owning nuclear reactors if a costly accident occurs. SDG&E could be assessed retrospective premium adjustments of up to $32 million in the event of a nuclear incident involving any of the licensed, commercial reactors in the United States, if the amount of the loss exceeds $200 million.

Insurance coverage is provided for up to $2.8 billion of property damage and decontamination liability. Coverage is also provided for the cost of replacement power, which includes indemnity payments for up to two years, after a waiting period of 21 weeks. Coverage is provided primarily through mutual insurance companies owned by utilities with nuclear facilities. If losses at any of the nuclear facilities covered by the risk-sharing arrangements were to exceed the accumulated funds available for these insurance programs, SDG&E could be assessed retrospective premium adjustments of up to $9 million.

Department of Energy Decommissioning
The Energy Policy Act of 1992 established a fund for the decontamination and decommissioning of the Department of Energy nuclear fuel enrichment facilities. Utilities using the DOE services are contributing a total of $2.3 billion, subject to adjustment for inflation, over a 15-year period ending in 2006. Each utility's share is based on its share of enrichment services purchased from the DOE. SDG&E's share of the contribution is $1 million per year.

Litigation
SDG&E is involved in various legal matters, including those arising out of the ordinary course of business. Management believes that these matters will not have a material adverse effect on SDG&E's results of operations, financial condition or cash flows.

Distribution System Conversion
Under a CPUC-mandated program and through franchise agreements with various cities, SDG&E is committed in varying amounts to convert overhead distribution facilities to underground. As of December 31, 1994 the aggregate unexpended amount of this commitment was approximately $95 million. SDG&E expended approximately $11 million in 1994, $22 million in 1993 and $18 million in 1992 under this program.

Concentration of Credit
Risk SDG&E grants credit to its utility customers, substantially all of whom are located in its service territory, which covers all of San Diego County and the southern portion of Orange County.

11  Industry Restructuring

In April 1994 the CPUC announced its proposal to restructure California's regulated electric utility industry to stimulate competition and to lower rates. The proposed regulatory framework would be phased in by 2002, allowing utility customers to purchase their energy from either utility or nonutility suppliers. The utilities would continue to provide transmission and distribution services to customers that chose to purchase their energy from other providers. The CPUC also proposed that the cost of providing these services and the cost of serving remaining utility customers would be recovered through a performance-based ratemaking process. SDG&E is currently participating in a performance-based ratemaking process on an experimental basis which commenced in 1993 and runs through 1998. The CPUC is holding several hearings to consider whether its proposal or some other form of a competitive market should be developed and how the cost of the transition to competition should be shared among utility shareholders and customers.

In connection with the proposed restructuring, SDG&E has applied to the CPUC for permission to form a holding company. SDG&E believes that changes in the California utility industry and the movement toward a more competitive marketplace will require SDG&E to change its corporate structure. SDG&E has applied to other regulatory bodies and to shareholders for approval of the proposal.

In addition to $306 million of deferred taxes recoverable in rates, regulatory assets of $197 million are included in "Deferred Charges and Other Assets" on the Consolidated Balance Sheets. They include $60 million of unamortized loss on reacquired debt, $50 million of pension regulatory assets, $38 million of unrecovered plant and regulatory study costs, $17 million of unamortized debt expense and $32 million of various other regulatory assets. Recovery periods range from one to 30 years. It is estimated that at December 31, 1994 SDG&E had approximately $975 million of net utility plant (including $750 million of nuclear facilities) and $75 million of regulatory assets relating to generating facilities currently being recovered in rates over various periods of time. The CPUC has stated that the recovery of remaining amounts, if and when restructuring occurs, will be provided for in the new environment. In addition, as described in Note 10, SDG&E has entered into significant long-term purchased-power commitments with various utilities and other providers. The CPUC's recent Biennial Resource Plan Update decision requires SDG&E to contract for an additional 500 megawatts of power over 17-year terms at an estimated cost of $4.8 billion beginning in 1997. Prices under these contracts could significantly exceed the future market price. SDG&E is challenging the decision and has petitioned the Federal Energy Regulatory Commission to overrule the CPUC's decision. On February 22, 1995 the FERC ruled favorably on SDG&E's petition. A final order is expected shortly. If the CPUC proceeds with the move to a competitive environment, if the prices of competing suppliers are as anticipated, and if the regulatory process does not provide for complete recovery of those costs that are in excess of what will otherwise be recoverable via market-based pricing structures, SDG&E would incur a charge against earnings for a significant portion of its generating facilities, the related regulatory assets and the long-term commitments. However, as previously discussed, the CPUC has indicated that any unrecovered amounts remaining will be provided for in the new environment. The CPUC has stated its intention to issue a final decision by May 1995 and to require implementation by September 1995. SDG&E cannot predict the impact of the CPUC's final decision and the transition to a more competitive environment on SDG&E's financial condition and results of operations.

Excerpt from page 39 Quarterly Common Stock Data (Unaudited)

                                Quarterly Common Stock Data (Unaudited)
                                      1994                                   1993
                      First    Second     Third    Fourth        First    Second     Third    Fourth
                     Quarter   Quarter   Quarter   Quarter      Quarter   Quarter   Quarter   Quarter
Market price
   High              25        23 1/4    20 7/8    20 1/8       26 5/8    26 7/8    27 3/4    27 1/2
   Low               21 1/2    17 1/2    18        18 5/8       23 1/4    24 1/2    25 5/8    23 1/2
Dividends declared   $0.38     $0.38     $0.38     $0.38        $0.37     $0.37     $0.37     $0.37