Form 10-K, Exhibit 13
period 2011-12-31
SAN DIEGO GAS & ELECTRIC CO; SOUTHERN CALIFORNIA GAS CO; SEMPRA ENERGY
filed 2012-02-28
CIK 86521, 92108, 1032208

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section of the 2011 Annual Report includes

▪	A description of our business

▪	An executive summary

▪	A discussion and analysis of our operating results for 2009 through 2011

▪	Information about our capital resources and liquidity

▪	Major factors expected to influence our future operating results

▪	A discussion of market risk affecting our businesses

▪	A table of accounting policies that we consider critical to our financial condition and results of operations

You should read Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the Consolidated Financial Statements included in this Annual Report.

OUR BUSINESS

Sempra Energy is a Fortune 500 energy-services holding company whose business units develop energy infrastructure, operate utilities and provide related services to their customers. Our operations are divided principally between the Sempra Utilities and Sempra Global. The Sempra Utilities consist of two California regulated public utility companies, (1) San Diego Gas & Electric Company (SDG&E) and (2) Southern California Gas Company (SoCalGas). Sempra Global’s businesses develop and operate energy infrastructure and provide related natural gas and electricity services, including utility companies. (See Figure 1.)

Figure 1: Sempra Energy’s Business Units

Effective January 1, 2012, in connection with several key executive appointments made in September 2011, management realigned some of the company’s major subsidiaries to better fit its strategic direction and to enhance the management and integration of our assets. This realignment will result in a change in reportable segments in 2012, primarily to regroup the Sempra Global business units under two new operating units, Sempra U.S. Gas & Power and Sempra International. These operating units will include the following reportable segments:

Sempra U.S. Gas & Power

▪	Sempra Natural Gas

▪	Sempra Renewables

Sempra International

▪	Sempra Mexico

▪	Sempra South American Utilities

SDG&E and SoCalGas will continue to be separate, reportable segments.

This report includes information for the following separate registrants:

▪	Sempra Energy and its consolidated entities

▪	SDG&E

▪	SoCalGas

References in this report to “we,” “our” and “Sempra Energy Consolidated” are to Sempra Energy and its consolidated entities, collectively, unless otherwise indicated by its context.

Below are summary descriptions of our operating business units, which are also our reportable segments, through December 31, 2011.

SEMPRA ENERGY BUSINESS UNITS

SEMPRA UTILITIES
	MARKET	SERVICE TERRITORY
SAN DIEGO GAS & ELECTRIC COMPANY (SDG&E) A regulated public utility; infrastructure supports electric generation, transmission and distribution, and natural gas distribution	▪ Provides electricity to 3.4 million consumers (1.4 million meters) ▪ Provides natural gas to 3.1 million consumers (855,000 meters)	Serves the county of San Diego, California and an adjacent portion of southern Orange County covering 4,100 square miles
SOUTHERN CALIFORNIA GAS COMPANY (SOCALGAS) A regulated public utility; infrastructure supports natural gas distribution, transmission and storage	▪ Residential, commercial, industrial, utility electric generation and wholesale customers ▪ Covers a population of 21 million (5.8 million meters)	Southern California and portions of central California (excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County) covering 20,000 square miles

We refer to SDG&E and SoCalGas collectively as the Sempra Utilities, which do not include the utilities in our Sempra Pipelines & Storage business unit described below.

SDG&E

SDG&E provides electricity to 3.4 million consumers and natural gas to 3.1 million consumers. It delivers the electricity through 1.4 million meters in San Diego County and an adjacent portion of southern Orange County, California. SDG&E’s electric energy is purchased from others or generated from its own electric generation facilities and its 20-percent ownership interest in the San Onofre Nuclear Generating Station (SONGS). SDG&E’s electric generation facilities include Palomar, Miramar I and II, Desert Star Energy Center (purchased from Sempra Generation in October 2011) and Cuyamaca Peak Energy Plant (purchased in January 2012). SDG&E also delivers natural gas through 855,000 meters in San Diego County and transports electricity and natural gas for others. SDG&E’s service territory encompasses 4,100 square miles.

Sempra Energy indirectly owns all of the common stock of SDG&E. SDG&E also has publicly held preferred stock. The preferred stock has liquidation preferences totaling $79 million and represents less than 3% of the ordinary voting power of SDG&E shares.

SDG&E’s financial statements include a variable interest entity (VIE), Otay Mesa Energy Center LLC (Otay Mesa VIE), of which SDG&E is the primary beneficiary. As we discuss in Note 1 of the Notes to Consolidated Financial Statements under “Variable Interest Entities,” SDG&E has a long-term power purchase agreement with Otay Mesa VIE.

SoCalGas

SoCalGas is the nation’s largest natural gas distribution utility. It owns and operates a natural gas distribution, transmission and storage system that supplies natural gas throughout its approximately 20,000 square miles of service territory.  Its service territory extends from San Luis Obispo, California in the north to the Mexican border in the south, excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County. SoCalGas provides natural gas service to residential, commercial, industrial, utility electric generation and wholesale customers through 5.8 million meters, covering a population of 21 million.

Sempra Energy indirectly owns all of the common stock of SoCalGas. SoCalGas also has publicly held preferred stock. The preferred stock has liquidation preferences totaling $22 million and represents less than 1% of the ordinary voting power of SoCalGas shares.

SEMPRA GLOBAL
	MARKET	GEOGRAPHIC REGION
SEMPRA GENERATION Develops, owns and operates, or holds interests in, electric power plants and energy projects	▪ Wholesale electricity	▪ U.S.A. ▪ Mexico
SEMPRA PIPELINES & STORAGE Develops, owns and operates, or holds interests in, natural gas and propane pipelines, natural gas storage facilities, and natural gas and electric utilities	▪ Natural gas ▪ Electricity	▪ U.S.A. ▪ Mexico ▪ Argentina ▪ Chile ▪ Peru
SEMPRA LNG Develops, owns and operates terminals for importation and export of liquefied natural gas (LNG) and sale of natural gas	▪ Liquefied natural gas ▪ Natural gas	▪ U.S.A. ▪ Mexico ▪ Global

Sempra Global is a holding company for most of our subsidiaries that are not subject to California utility regulation. Sempra Global’s principal business units, which provide energy-related services, are

▪	Sempra Generation

▪	Sempra Pipelines & Storage

▪	Sempra LNG

A description of each business unit follows. All references in this Annual Report to “Sempra Generation,” “Sempra Pipelines & Storage” and “Sempra LNG” are to the respective principal business units of Sempra Global and are not intended to refer to any legal entity with the same or similar name.

Sempra Generation

Our Sempra Generation business unit:

▪	develops, owns, operates and invests in renewable energy generation projects in the U.S. and Mexico under long-term contracts;

▪	develops, owns and operates natural gas-fired power plants serving wholesale electricity markets in North America; and

▪	includes the operating results of Sempra Rockies Marketing, which holds firm service capacity on the Rockies Express Pipeline.

Renewables Facilities

The following table provides information about each of Sempra Generation’s renewables facilities that were operational as of December 31, 2011. The generating capacity of these facilities is fully contracted under long-term contracts, as we discuss below.

SEMPRA GENERATION RENEWABLES FACILITIES
Capacity in Megawatts (MW)
Name	Maximum Generating Capacity		First In Service	Location
Cedar Creek 2 Wind Farm (50% owned)	125	(1)	2011	New Raymer, CO
Fowler Ridge 2 Wind Farm (50% owned)	100	(1)	2009	Benton County, IN
Copper Mountain Solar 1	58	(2)	2010	Boulder City, NV
Mesquite Solar 1	42	(3)	2011	Arlington, AZ
Total MW in operation	325
(1)	Sempra Generation’s share.
(2)	Includes the 10-MW facility previously referred to as El Dorado Solar, which was first placed in service in 2008.
(3)	Represents only the portion of the project that was completed in 2011. The entire 150-MW project is expected to be completed in early 2013.

In October 2010, Sempra Generation invested $209 million for a 50-percent ownership interest in Cedar Creek 2 Wind Farm (Cedar Creek 2), a joint venture with BP Wind Energy (a wholly owned subsidiary of BP p.l.c.) for the development of a 250-megawatt (MW) wind farm in northern Colorado, which was placed in service in June 2011. Public Service Company of Colorado, an Xcel Energy subsidiary, has contracted for all of the power from the facility for 25 years. Our investment in Cedar Creek 2 is accounted for as an equity method investment.

In 2009, Sempra Generation invested $235 million and became an equal partner with BP Wind Energy in the development of the 200-MW Fowler Ridge 2 Wind Farm (Fowler Ridge 2) northwest of Indianapolis, Indiana. Fowler Ridge 2 went into full commercial operation in December 2009. The project’s entire power output has been sold under four long-term contracts, each for 50 MW and 20-year terms. Our investment in Fowler Ridge 2 is accounted for as an equity method investment.

In December 2010, Sempra Generation completed the construction of Copper Mountain Solar, a 48-MW solar generation facility located in Boulder City, Nevada, on land adjacent to a 10-MW solar facility formerly referred to as El Dorado Solar. Pacific Gas and Electric Company (PG&E) has contracted for all of the power from these facilities, now combined and referred to as Copper Mountain Solar 1, under separate 20-year contracts.

Construction on the 150-MW Mesquite Solar 1 photovoltaic solar installation in Arlington, Arizona, began in June 2011.  In December 2011, 42 MW were placed in service and are now delivering renewable electricity to the power grid. Sempra Generation anticipates that the project will be completed in early 2013. Power from the facility is sold to PG&E under a 20-year contract.

Natural Gas Plants

Sempra Generation sells electricity under short-term and long-term contracts and into the spot market and other competitive markets. While it may also purchase electricity in the open market to satisfy its contractual obligations, Sempra Generation generally purchases natural gas to fuel its natural gas-fired power plants, which at December 31, 2011 include

▪	Mesquite Power, a 1,250-MW facility in Arlington, Arizona, which first went into service in 2003

▪	Termoeléctrica de Mexicali, a 625-MW facility in Mexicali, Baja California, Mexico, which also went into service in 2003

Sempra Generation’s El Dorado natural gas-fired generation plant (excluding the solar facility) was sold to SDG&E on October 1, 2011. This sale, pursuant to an option to acquire the plant that was exercised by SDG&E in 2007, coincided with the end of a contract with the California Department of Water Resources (DWR). During the first three quarters of 2011, these 100%-owned natural gas-fueled facilities sold the majority of their output under this long-term purchased-power contract with the DWR that provided for 1,200 MW to be supplied during all hours and an additional 400 MW during on-peak hours, and that ended on September 30, 2011.

In June 2011, Sempra Generation entered into a 25-year contract with various members of Southwest Public Power Resources Group (SPPR Group), an association of 40 not-for-profit utilities in Arizona and southern Nevada, for 240 MW of electricity. Under the terms of the agreement, Sempra Generation will provide 21 participating SPPR Group members with firm, day-ahead dispatchable power delivered to the Palo Verde hub beginning in January 2015.

Sempra Generation also has other purchased-power transactions, primarily with RBS Sempra Commodities LLP (RBS Sempra Commodities), to sell varying amounts of power through 2012. In connection with the 2011 sale of businesses within RBS Sempra Commodities, substantially all of these transactions with RBS Sempra Commodities were assigned to J.P. Morgan Ventures Energy Corporation (J.P. Morgan Ventures) by May 1, 2011. The remaining output of our natural gas facilities is available to be sold into energy markets on a day-to-day basis.

From 2003 through 2010, Sempra Generation had a 50-percent equity interest in Elk Hills Power (Elk Hills), a 550-MW merchant plant located in Bakersfield, California. Elk Hills offered its output into the California market on a daily basis. Sempra Generation sold its interest in Elk Hills on December 31, 2010, as we discuss in Note 4 of the Notes to Consolidated Financial Statements.

Sempra Pipelines & Storage

Sempra Pipelines & Storage develops, owns and operates, or holds interests in, natural gas pipelines and storage facilities in the United States, and natural gas and propane pipelines in Mexico, and in companies that provide natural gas or electric services in Mexico, Argentina, Chile and Peru. On April 6, 2011, Sempra Pipelines & Storage completed the acquisition of AEI’s interests in Chilquinta Energía S.A. (Chilquinta Energía) in Chile and Luz del Sur S.A.A. (Luz del Sur) in Peru. Upon completion of the transaction, Sempra Pipelines & Storage owned 100 percent of Chilquinta Energía and approximately 76 percent of Luz del Sur, and the companies are now consolidated. Pursuant to a tender offer that was completed in September 2011, Sempra Pipelines & Storage now owns 79.82 percent of Luz del Sur, as we discuss in Note 3 of the Notes to Consolidated Financial Statements. The remaining shares of Luz del Sur are held by institutional investors and the general public.

Chilquinta Energía is an electric distribution utility serving more than 600,000 customers in the cities of Valparaiso and Viña del Mar in central Chile. Luz del Sur is an electric distribution utility that serves more than 900,000 customers in the southern zone of metropolitan Lima, Peru, and delivers approximately one-third of all power used in the country. As part of the transaction, Sempra Pipelines & Storage also acquired AEI’s interests in two energy-services companies, Tecnored S.A. (Tecnored) and Tecsur S.A. (Tecsur).

Sempra Pipelines & Storage also is currently pursuing the sale of its interests in the Argentine utilities, which we discuss further in Note 4 of the Notes to Consolidated Financial Statements.

Sempra Pipelines & Storage’s natural gas distribution utility, Ecogas Mexico, S de RL de CV (Ecogas), operates in three separate areas in Mexico, and had a customer count of 89,800 and sales volume of 60 million cubic feet per day in 2011. Sempra Pipelines & Storage’s natural gas pipeline systems in Mexico had a contracted capacity for up to 4,700 million cubic feet per day in 2011.

Sempra Pipelines & Storage also owns and operates, or holds interests in, natural gas underground storage and related pipeline facilities in Alabama and Mississippi (Sempra Midstream) and owns Mobile Gas Service Corporation (Mobile Gas), a regulated natural gas distribution utility in southwest Alabama. These businesses were formerly the operations of EnergySouth, Inc., which we acquired in October 2008. Sempra Midstream Services (Midstream Services) provides natural gas marketing, trading and risk management activities through the utilization and optimization of contracted natural gas supply, transportation and storage capacity, as well as optimizing Sempra Midstream assets in the short-term services market.

Sempra Pipelines & Storage, Kinder Morgan Energy Partners, L.P. (KMP) and ConocoPhillips jointly own, through Rockies Express Pipeline LLC (Rockies Express), the Rockies Express Pipeline (REX) that links producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. The 1,679-mile natural gas pipeline became fully operational in 2009. Our ownership interest in the pipeline is 25 percent. Sempra Rockies Marketing, part of our Sempra Generation segment, has an agreement with Rockies Express for 200 million cubic feet per day of capacity on REX, which has a total capacity of 1.8 billion cubic feet (Bcf) per day. Sempra Rockies Marketing has released a portion of its capacity to RBS Sempra Commodities, which capacity was assigned to J.P. Morgan Ventures effective January 1, 2011 in connection with the sale of businesses within RBS Sempra Commodities.

Sempra LNG

Sempra LNG develops, owns and operates terminals for importing and exporting LNG, and has supply and marketing agreements to purchase and sell LNG and natural gas. Sempra LNG utilizes its LNG terminals by entering into long-term firm capacity service agreements when able to do so. Under these agreements, customers pay Sempra LNG capacity reservation and usage fees to use its facilities to receive, store and regasify the customer’s LNG. Sempra LNG also may enter into short-term and/or long-term supply agreements to purchase LNG to be received, stored and regasified at its terminals for sale to other parties.

Sempra LNG’s Energía Costa Azul LNG terminal in Baja California, Mexico began commercial operations in May 2008 and is capable of processing 1 Bcf of natural gas per day. The Energía Costa Azul facility currently generates revenue under a capacity services agreement with Shell México Gas Natural (Shell), expiring in 2028, that permits Shell to use one-half of the terminal’s capacity. In April 2009, Shell assigned a portion of its terminal capacity at Energía Costa Azul to Gazprom Marketing & Trading Mexico (Gazprom), transferring all further rights and obligations with respect to the assigned capacity.

A nitrogen-injection facility at Energía Costa Azul placed in service by Sempra LNG in December 2009 allows the terminal to process LNG cargoes from a wider variety of sources and provides additional revenue from payments for capacity reservation and usage fees for nitrogen injection services for Shell and Gazprom.

Sempra LNG has an LNG purchase agreement with Tangguh PSC Contractors (Tangguh PSC) for the supply of the equivalent of 500 million cubic feet of natural gas per day from Tangguh PSC’s Indonesian liquefaction facility to the Energía Costa Azul receipt terminal at a price based on the Southern California border index for natural gas. Sempra LNG has a contract through 2022 to sell an average of approximately 150 million cubic feet per day of natural gas to Mexico’s national electric company, Federal Electricity Commission (Comisión Federal de Electricidad, or CFE) at prices that are based on the Southern California border index. If LNG volumes received from Tangguh PSC are not sufficient to satisfy the commitment to CFE, Sempra LNG may purchase natural gas from other suppliers.  Sempra LNG also had an agreement to sell to RBS Sempra Commodities any volumes purchased from Tangguh PSC that are not sold to the CFE. In connection with the 2010 sale of businesses within RBS Sempra Commodities, substantially all contracts with RBS Sempra Commodities were assigned to J.P. Morgan Ventures by May 1, 2011, as we discuss in Note 1 of the Notes to Consolidated Financial Statements.

Sempra LNG’s Cameron LNG terminal in Hackberry, Louisiana, began commercial operations in July 2009 and is capable of processing 1.5 Bcf of natural gas per day.  Cameron LNG generates revenue under a capacity services agreement for approximately 600 million cubic feet of natural gas per day through 2029. In January 2012, the U.S. Department of Energy (DOE) approved Cameron LNG’s application for an LNG export license.

Sempra LNG also owns property in Port Arthur, Texas, that it is evaluating for potential development.

RBS Sempra Commodities LLP

Prior to 2011, our Sempra Commodities segment contained our investment in RBS Sempra Commodities LLP (RBS Sempra Commodities), which held commodities-marketing businesses previously owned by us. Our investment in the partnership is reported on the equity method. We and The Royal Bank of Scotland plc (RBS), our partner in the joint venture, sold substantially all of the partnership’s businesses and assets in four separate transactions completed in July, November and December of 2010 and February of 2011. We discuss these transactions and other matters concerning the partnership in Note 4 of the Notes to Consolidated Financial Statements in the Annual Report.

The activity in the partnership no longer meets the quantitative thresholds that require Sempra Commodities to be reported as a reportable segment under applicable accounting rules, and we do not consider the remaining wind-down activities of the partnership to be of continuing significance. As a result, effective January 1, 2011, we are reporting the former Sempra Commodities segment in Parent and Other, and have restated prior year information to be consistent with this treatment.

REGULATION OF SEMPRA UTILITIES AND OTHER UTILITIES

The Sempra Utilities are regulated by federal, state and local governmental agencies. The primary regulatory agency is the California Public Utilities Commission (CPUC). The CPUC regulates the Sempra Utilities’ rates and operations in California, except for SDG&E’s electric transmission operations. The Federal Energy Regulatory Commission (FERC) regulates SDG&E’s electric transmission operations. The FERC also regulates interstate transportation of natural gas and various related matters.

The Nuclear Regulatory Commission (NRC) regulates SONGS, in which SDG&E owns a 20-percent interest. Municipalities and other local authorities regulate the location of utility assets, including natural gas pipelines and electric lines. Sempra Energy’s other business units are also regulated by the FERC, various state commissions, local governmental entities, and other similar authorities in countries other than the United States.

The South American utilities are regulated by federal and local government agencies. The National Energy Commission (Comisión Nacional de Energía, or CNE) regulates Chilquinta Energía in Chile. The Energy and Mining Investment Supervisory Body (Organismo Supervisor de la Inversión en Energía y Minería, or OSINERGMIN) of the National Electricity Office under the Ministry of Energy and Mines regulates Luz del Sur in Peru.

Ecogas, our natural gas distribution utility in Northern Mexico, is subject to regulation by the Energy Regulatory Commission (Comisión Reguladora de Energía, or CRE) and by the labor and environmental agencies of city, state and federal governments in Mexico.

Mobile Gas, our natural gas distribution utility serving southwest Alabama, is regulated by the Alabama Public Service Commission.

EXECUTIVE SUMMARY

BUSINESS STRATEGY

Our ongoing focus is to enhance shareholder value and meet customer needs by developing and operating a stable portfolio of integrated energy businesses with long-term, predictable cash flows.

The key components of our strategy include

▪	investment in our utilities; and

▪	development of natural gas and renewable-energy infrastructure.

We have based our strategy on a market view that recognizes emerging state and federal policies that point toward the following business priorities:

1.	cleaner fuels

▪	natural gas

▪	renewables

2.	enabling infrastructure

▪	natural gas pipelines, storage and LNG terminals

▪	electric transmission and advanced meters

KEY ISSUES IN 2011

Below are several key issues that affected our business in 2011; some of these issues may continue to affect our future results. Each issue includes the page number you may reference for additional details.

▪	In March 2011, we completed a $500 million repurchase of our common stock under a Collared Accelerated Share Acquisition Program (44).

▪	In April 2011, we completed the acquisition of AEI’s interests in two South American utilities, Chilquinta Energía and Luz del Sur (114).

▪
SDG&E is approximately 70 percent complete on the construction of the Sunrise Powerlink electric transmission line begun in the fall of 2010 and expects the transmission line to be completed and in-service in the second half of 2012 (189).

▪	The Cedar Creek 2 Wind Farm, which Sempra Generation jointly owns with BP Wind Energy, went into service in June 2011 (5).

▪	On June 30, 2011, Pacific Enterprises, the holding company for SoCalGas, redeemed all five series of its outstanding preferred stock for $80 million (177).

▪	In July 2011, the CPUC approved a settlement agreement filed by SDG&E in April 2011 regarding SDG&E’s request to make a tax equity investment in the holding company of a wind farm project (184).

▪
In July 2011, the Sempra Utilities filed revised applications to their original 2012 General Rate Case (GRC) applications, primarily to reflect the impact of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010. In February 2012, the Sempra Utilities filed amendments to update the July 2011 revision (49).

▪
In August 2011, the Sempra Utilities filed their Pipeline Safety Enhancement Plan to test or replace all natural gas transmission pipelines that have not been pressure tested. The first phase of the two-phase plan is expected to cost $3.1 billion ($2.5 billion for SoCalGas and $600 million for SDG&E) over the 10-year period of 2012 to 2022 (185).

▪	On September 30, 2011, Sempra Generation’s 10-year contract to provide energy to the DWR ended (5).

▪	Sempra Generation sold the El Dorado natural gas-fired generation plant to SDG&E on October 1, 2011 (181).

▪
In December 2011, the CPUC approved SDG&E’s request for revenue requirement for the recovery of the incremental increase in its general liability and wildfire liability insurance premium costs for the 2010/2011 policy period (185).

▪	SDG&E substantially completed the installation of approximately 1.4 million electric and 855,000 natural gas advanced meters in 2011 (184).

▪	In December 2011, Sempra Generation placed in service 42 MW of the 150-MW Mesquite Solar 1 photovoltaic solar installation project in Arizona (52).

▪	We received $623 million in distributions from RBS Sempra Commodities, reducing our remaining investment in the joint venture to $126 million (33).

▪	SDG&E continues to settle claims related to the 2007 California wildfire litigation; however, a substantial number of unresolved claims against SDG&E remain (187).

RESULTS OF OPERATIONS

We discuss the following in Results of Operations:

▪	Overall results of our operations and factors affecting those results

▪	Our business unit results

▪	Significant changes in revenues, costs and earnings between periods

OVERALL RESULTS OF OPERATIONS OF SEMPRA ENERGY AND FACTORS AFFECTING THE RESULTS

The graphs below show our overall operations from 2007 to 2011.

OVERALL OPERATIONS OF SEMPRA ENERGY FROM 2007 TO 2011
(Dollars and shares in millions, except per share amounts)

Our earnings increased by $618 million in 2011 to $1.4 billion primarily due to:

▪
before and after-tax gain of $277 million resulting from the remeasurement of our equity method investments at Sempra Pipelines & Storage related to its acquisition of additional interests in Chilquinta Energía and Luz del Sur;

▪	a $139 million after-tax write-down in 2010 of our investment in RBS Sempra Commodities;

▪
$93 million after-tax litigation expense in 2010 related to an agreement to settle certain energy crisis litigation ($87 million at Sempra Generation and $6 million at Parent and Other), as we discuss in Note 15 of the Notes to Consolidated Financial Statements;

▪	improved results at SDG&E and Sempra LNG; and

▪	higher earnings at Sempra Pipelines & Storage primarily related to the acquisition of additional interests in Chilquinta Energía and Luz del Sur; offset by

▪	lower earnings at Sempra Generation (excluding the energy crisis litigation expense), primarily due to the expiration of the DWR contract; and

▪	higher losses at Parent and Other (excluding the investment write-down and energy crisis litigation expense in 2010).

Diluted earnings per share for 2011 increased by $2.64 per share to $5.62 per share. Components of this increase include

▪	the remeasurement gain in 2011 ($1.15 per share);

▪	the investment write-down in 2010 ($0.56 per share);

▪	the settlement-related litigation expense in 2010 ($0.38 per share);

▪	higher earnings (excluding the impacts of the 2011 remeasurement gain and the investment write-down and litigation settlement charge in 2010); and

▪	a decrease in the number of shares outstanding primarily as a result of our $500 million share repurchase program initiated in September 2010 and completed in March 2011.

Our 2010 earnings decreased from 2009 due to:

▪	$327 million lower joint-venture earnings from RBS Sempra Commodities;

▪	the $139 million after-tax write-down of our investment in RBS Sempra Commodities; and

▪	$93 million after-tax litigation expense in 2010 related to the agreement to settle certain energy crisis litigation; offset by

▪	improved results at Sempra Pipelines & Storage, Sempra LNG, and the Sempra Utilities.

Operating results at Sempra Pipelines & Storage in 2009 were negatively impacted by an after-tax write-off of $64 million related to certain assets at one of its natural gas storage projects. Sempra Pipelines & Storage owns 75 percent of Liberty Gas Storage, LLC (Liberty), the partnership that owns the project.

Diluted earnings per share in 2010 compared to 2009 decreased by $1.54 per share due to decreased earnings. Components of this decrease include

▪	lower joint-venture earnings from RBS Sempra Commodities ($1.32 per share);

▪	the investment write-down in 2010 ($0.56 per share); and

▪	the settlement-related litigation expense in 2010 ($0.38 per share); offset by

▪	higher earnings (excluding the impacts of the lower joint-venture earnings and the investment write-down and litigation settlement charge in 2010, and the write-off of Liberty assets in 2009); and

▪	the write-off of assets at Liberty in 2009 ($0.26 per share).

The impact from reduced shares outstanding due to our 2010 share repurchase program was negligible.

The following table shows our earnings (losses) by business unit, which we discuss below in “Business Unit Results.”

SEMPRA ENERGY EARNINGS (LOSSES) BY BUSINESS UNIT 2009-2011
(Dollars in millions)
	Years ended December 31,
	2011		2010		2009
Sempra Utilities:
SDG&E(1)	$431	32%	$369	50%	$344	31%
SoCalGas(1)	287	21	286	39	273	25
Sempra Global:
Sempra Generation	137	10	103	14	169	15
Sempra Pipelines & Storage	527	39	159	21	101	9
Sempra LNG	99	7	68	9	16	1
Parent and other(2)	(124)	(9)	(246)	(33)	216	19
Earnings	$1,357	100%	$739	100%	$1,119	100%
(1)		After preferred dividends.
(2)
Includes after-tax corporate interest expense ($137 million in 2011, $148 million in 2010 and $141 million in 2009), results from our former Sempra Commodities segment (losses of $16 million and $155 million in 2011 and 2010, respectively, and earnings of $338 million in 2009), intercompany eliminations recorded in consolidation and certain corporate costs incurred at Sempra Global.

BUSINESS UNIT RESULTS

The following section is a discussion of earnings (losses) by Sempra Energy business unit, as presented in the table above. Variance amounts are the after-tax earnings impact, unless otherwise noted.

EARNINGS BY BUSINESS UNIT – SEMPRA UTILITIES
(Dollars in millions)

SDG&E

Our SDG&E business unit recorded earnings of:

▪	$431 million in 2011 ($436 million before preferred dividends)

▪	$369 million in 2010 ($374 million before preferred dividends)

▪	$344 million in 2009 ($349 million before preferred dividends)

The increase of $62 million (17%) in 2011 was primarily due to:

▪	$31 million increase in allowance for funds used during construction (AFUDC) related to equity, net of higher interest expense;

▪
$28 million favorable earnings impact due to revenues for incremental wildfire insurance premiums exceeding premium expense in 2011 compared to the incremental expense for wildfire insurance premiums exceeding revenues for the incremental premiums in 2010. Revenues for the incremental premiums in 2011 were for the policy period July 2010 through December 2011 compared to revenues for the incremental premiums in 2010 for the period July 2009 through June 2010;

▪
$13 million higher authorized margin for CPUC-regulated operations, net of higher depreciation and operation and maintenance expenses (excluding insurance premiums for wildfire coverage and litigation);

▪	$7 million lower expenses associated with the settlement of 2007 wildfire claims; and

▪	$5 million higher regulatory incentive awards; offset by

▪	$10 million primarily from the favorable resolution of prior year’s tax matters in 2010; and

▪	$8 million lower favorable resolution of litigation matters in 2011.

The increase of $25 million (7%) in 2010 compared to 2009 was primarily due to:

▪
$28 million higher authorized margin for CPUC-regulated operations and lower operation and maintenance expenses (excluding insurance premiums for wildfire coverage and litigation related expenses), net of higher depreciation expense;

▪	$16 million from the CPUC decision in 2010 authorizing recovery of a portion of the incremental wildfire insurance premiums for the policy year July 2009 through June 2010; and

▪	$8 million higher electric transmission margin; offset by

▪	$20 million higher liability insurance premiums for wildfire coverage; and

▪
$13 million net unfavorable impact from an increase in litigation reserves in 2010, including $20 million in 2010 for settlement of 2007 wildfire claims, offset by $7 million higher favorable resolution of litigation matters in 2010 compared to 2009.

SoCalGas

Our SoCalGas business unit recorded earnings of:

▪	$287 million in 2011 ($288 million before preferred dividends)

▪	$286 million in 2010 ($287 million before preferred dividends)

▪	$273 million in 2009 ($274 million before preferred dividends)

The $1 million increase in earnings in 2011 was primarily due to:

▪	$13 million due to the write-off of deferred tax assets in 2010 as a result of the change in U.S. tax law regarding the Medicare Part D subsidy;

▪	$9 million higher authorized margin for CPUC-regulated operations, net of higher depreciation and operation and maintenance expenses; and

▪	$3 million higher equity-related AFUDC, net of higher interest expense; offset by

▪	$7 million lower regulatory incentive awards;

▪	$7 million due to the favorable resolution of a legal matter in 2010; and

▪	$6 million lower non-core natural gas storage revenue.

The increase of $13 million (5%) in 2010 compared to 2009 was due to:

▪	$11 million higher authorized margin for CPUC-regulated operations in excess of higher depreciation and operation and maintenance expenses;

▪	$8 million higher regulatory incentive awards; and

▪	$8 million net favorable impact from a favorable resolution of litigation matters in 2010 compared to litigation expense in 2009; offset by

▪	$13 million due to the write-off of deferred tax assets as a result of the change in U.S. tax law regarding the Medicare Part D subsidy.

EARNINGS (LOSSES) BY BUSINESS UNIT – SEMPRA GLOBAL
(Dollars in millions)

Sempra Generation

Sempra Generation recorded earnings of:

▪	$137 million in 2011

▪	$103 million in 2010

▪	$169 million in 2009

The increase in 2011 of $34 million (33%) was primarily due to:

▪	$85 million decreased litigation expense primarily related to a 2010 agreement to settle energy crisis litigation, as we discuss in Note 15 of the Notes to Consolidated Financial Statements; and

▪
$16 million decreased gas plant operation and maintenance expense primarily as a result of 2010 major maintenance at the Mexicali and Mesquite power plants, and from the sale of El Dorado to SDG&E as of October 1, 2011; offset by

▪	$57 million lower earnings from operations primarily due to the end of the DWR contract as of September 30, 2011, and less favorable pricing in 2011; and

▪	$15 million higher mark-to-market losses on forward contracts in 2011.

The decrease in 2010 of $66 million (39%) compared to 2009 was due to:

▪	$87 million in litigation expense related to an agreement to settle energy crisis litigation associated with the DWR contract; and

▪
$31 million lower earnings from operations, primarily from increased scheduled plant maintenance and associated down time in 2010, and expenses and associated down time from earthquake damage to our Mexicali power plant in the second quarter of 2010; offset by

▪	$48 million increased tax incentives from renewable energy investments in 2010.

Sempra Pipelines & Storage

Our Sempra Pipelines & Storage business unit recorded earnings of:

▪	$527 million in 2011

▪	$159 million in 2010

▪	$101 million in 2009

The increase of $368 million in 2011 was primarily due to:

▪	a $277 million gain related to the remeasurement of the Chilquinta Energía and Luz del Sur equity method investments;

▪	$55 million higher earnings primarily related to the acquisition of additional interests in Chilquinta Energía and Luz del Sur in April 2011;

▪	$44 million (pretax) write-down of our investment in Argentina in 2010, less a related income tax benefit of $15 million;

▪	$13 million higher earnings from pipeline assets in Mexico acquired in April 2010;

▪	$10 million higher earnings from foreign currency rate effect primarily for previously held net U.S. dollar monetary position in Chile;

▪	$8 million higher earnings primarily related to natural gas optimization activities at Midstream Services; and

▪	a $6 million release of a tax valuation allowance in Mexico; offset by

▪	$48 million (pretax) in proceeds received from a legal settlement in 2010, less a related income tax effect of $17 million.

The increase in 2010 of $58 million (57%) compared to 2009 was due to:

▪	$64 million lower earnings in 2009 from a write-off of assets at Liberty;

▪	$48 million (pretax) in proceeds received from a legal settlement in 2010, less a related income tax effect of $17 million;

▪	$20 million higher earnings related to a Mexican pipeline acquisition in April 2010; and

▪	$7 million higher operating results from its investments in Chile and Peru; offset by

▪	a $44 million (pretax) write-down of our investment in Argentina, less a related income tax benefit of $15 million;

▪	$13 million from the resolution of prior years’ income tax issues which favorably impacted 2009 earnings;

▪	$10 million lower earnings attributable to natural gas optimization activities at Midstream Services; and

▪	$7 million lower earnings in Mexico primarily due to the favorable impact of the adoption of regulatory accounting in 2009 and the expiration of a transportation service contract at the end of 2009.

Sempra LNG

Sempra LNG recorded earnings of:

▪	$99 million in 2011

▪	$68 million in 2010

▪	$16 million in 2009

The increase in 2011 was primarily due to higher earnings from contractual counterparty obligations for non-delivery of cargoes, and $18 million in gains in 2011 associated with marketing activities not expected to recur.

The increase in 2010 earnings of $52 million was due to higher earnings from operations, primarily due to a full year of operations of the Cameron LNG terminal and the nitrogen-injection facility at the Energía Costa Azul terminal and a full year of performance under the Tangguh LNG purchase agreement, compared to partial-year periods for such operations and agreement in 2009.

Parent and Other

(Losses) earnings for Parent and Other were

▪	$(124) million in 2011

▪	$(246) million in 2010

▪	$216 million in 2009

The decrease in losses of $122 million (50%) in 2011 was primarily due to:

▪	a $10 million write-down of our investment in the RBS Sempra Commodities joint venture in 2011 compared to $139 million in 2010; and

▪	other joint venture related expenses in 2010, including transaction costs related to the sales within RBS Sempra Commodities and litigation expense; offset by

▪	$5 million equity loss in 2011 from our former commodities-marketing businesses compared to equity earnings of $25 million in 2010.

Losses of $246 million in 2010 compared to earnings in 2009 of $216 million were primarily due to:

▪
$327 million lower equity earnings from RBS Sempra Commodities, which were adversely impacted by the sale on July 1, 2010 of the global metals and oil businesses and the European natural gas and power business; lower volatility in the U.S. natural gas and power business; and the disruptions caused by the process to sell the partnership’s businesses;

▪	a $139 million write-down in 2010 of our investment in the RBS Sempra Commodities joint venture; and

▪	other joint venture related expenses in 2010, including transaction costs related to the sales within RBS Sempra Commodities and litigation expense; offset by

▪	lower general and administrative expenses and higher income tax benefits, partially offset by higher net interest expense, excluding results related to our former Sempra Commodities segment.

CHANGES IN REVENUES, COSTS AND EARNINGS

This section contains a discussion of the differences between periods in the specific line items of the Consolidated Statements of Operations for Sempra Energy, SDG&E and SoCalGas.

Utilities Revenues

Our utilities revenues include

Natural gas revenues at:

▪	SDG&E

▪	SoCalGas

▪	Mobile Gas

▪	Ecogas

Electric revenues at:

▪	SDG&E

▪	Chilquinta Energía

▪	Luz del Sur

Intercompany revenues included in the separate revenues of each utility are eliminated in the Sempra Energy Consolidated Statements of Operations.

The Sempra Utilities

The current regulatory framework for SoCalGas and SDG&E permits the cost of natural gas purchased for core customers (primarily residential and small commercial and industrial customers) to be passed on to customers substantially as incurred. However, SoCalGas’ Gas Cost Incentive Mechanism provides SoCalGas the opportunity to share in the savings and/or costs from buying natural gas for its core customers at prices below or above monthly market-based benchmarks. This mechanism permits full recovery of costs incurred when average purchase costs are within a price range around the benchmark price. Any higher costs incurred or savings realized outside this range are shared between the core customers and SoCalGas. We provide further discussion in Notes 1 and 14 of the Notes to Consolidated Financial Statements.

The regulatory framework also permits SDG&E to recover the actual cost incurred to generate or procure electricity based on annual estimates of the cost of electricity supplied to customers. The differences in cost between estimates and actual are recovered in the next year through rates.

The table below summarizes Utilities Revenues and Cost of Sales for Sempra Energy, net of intercompany activity.

UTILITIES REVENUES AND COST OF SALES 2009-2011
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Electric revenues:
SDG&E	$2,830	$2,535	$2,426
Sempra Pipelines & Storage	1,009	―	―
Eliminations and adjustments	(6)	(7)	(7)
	3,833	2,528	2,419
Natural gas revenues:
SoCalGas	3,816	3,822	3,355
SDG&E	543	514	490
Sempra Pipelines & Storage	184	200	201
Eliminations and adjustments	(54)	(45)	(44)
	4,489	4,491	4,002
Total	$8,322	$7,019	$6,421
Cost of natural gas:
SoCalGas	$1,568	$1,699	$1,343
SDG&E	226	217	206
Sempra Pipelines & Storage	90	111	115
Eliminations and adjustments	(18)	(15)	(19)
Total	$1,866	$2,012	$1,645
Cost of electric fuel and purchased power:
SDG&E	$715	$637	$672
Sempra Pipelines & Storage	682	―	―
Total	$1,397	$637	$672

Sempra Energy Consolidated

Electric Revenues

In 2011, electric revenues increased by $1.3 billion (52%) to $3.8 billion and our cost of electric fuel and purchased power increased by $760 million (119%) to $1.4 billion. The increase in electric revenues included

▪	$1.0 billion from the consolidation of electric revenues of Chilquinta Energía and Luz del Sur acquired in April 2011; and

▪	$295 million at SDG&E, which we discuss below.

The increase in our cost of electric fuel and purchased power included:

▪	$682 million from the consolidation of Chilquinta Energía and Luz del Sur acquired in April 2011; and

▪	$78 million at SDG&E, which we discuss below.

In 2010, our electric revenues increased by $109 million (5%) to $2.5 billion and our cost of electric fuel and purchased power decreased by $35 million (5%) to $637 million. The increases were attributable to SDG&E, which we discuss below.

Natural Gas Revenues

Our natural gas revenues in 2011 were essentially unchanged when compared to 2010 at $4.5 billion, while the cost of natural gas sold decreased by $146 million (7%) to $1.9 billion.  Natural gas revenues in 2011 compared to 2010 were impacted by:

▪	$131 million decrease in cost of natural gas sold at SoCalGas, which was caused primarily by lower natural gas prices, partially offset by higher volumes sold;

▪	$16 million lower revenues at Sempra Pipelines & Storage’s two natural gas utilities, Mobile Gas and Ecogas; and

▪	$12 million lower regulatory awards in 2011 at SoCalGas; offset by

▪	$105 million higher recovery of Sempra Utilities’ CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪	$62 million higher authorized base margin at the Sempra Utilities.

In 2010, our natural gas revenues increased by $489 million (12%) to $4.5 billion, and the cost of natural gas increased by $367 million (22%) to $2.0 billion. The increase in revenues was primarily due to:

▪	an increase in cost of natural gas, which was caused primarily by higher natural gas prices;

▪	$58 million higher authorized base margin in accordance with the CPUC’s 2008 GRC decision;

▪	$47 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪	$13 million higher regulatory awards in 2010 at SoCalGas.

We discuss the changes in revenues and cost of natural gas individually for SDG&E and SoCalGas below.

SDG&E: Electric Revenues and Cost of Electric Fuel and Purchased Power

The table below shows electric revenues for SDG&E. Because the cost of electricity is substantially recovered in rates, changes in the cost are reflected in the changes in revenues.

SDG&E: ELECTRIC DISTRIBUTION AND TRANSMISSION 2009-2011
(Volumes in millions of kilowatt-hours, dollars in millions)
	2011		2010		2009
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
Residential	7,374	$1,215	7,304	$1,039	7,536	$1,041
Commercial	6,736	1,000	6,738	884	7,061	890
Industrial	2,037	247	2,131	229	2,285	238
Direct access	3,265	148	3,202	124	3,119	106
Street and highway lighting	100	14	108	13	110	12
	19,512	2,624	19,483	2,289	20,111	2,287
Other revenues		117		108		137
Balancing accounts		89		138		2
Total(1)		$2,830		$2,535		$2,426
(1) Includes sales to affiliates of $6 million in 2011, and $7 million in both 2010 and 2009.

In 2011, SDG&E’s electric revenues increased by $295 million (12%) to $2.8 billion, primarily due to:

▪	$81 million higher authorized base margin on electric generation and distribution, including $26 million due to the acquisition of the Desert Star generation facility on October 1, 2011;

▪	$78 million increase in the cost of electric fuel and purchased power due to higher prices;

▪	$57 million higher revenues associated with incremental wildfire insurance premiums;

▪	$29 million higher recoverable expenses that are fully offset in operation and maintenance expenses;

▪	$9 million higher authorized transmission margin; and

▪	$7 million higher regulatory awards.

In 2010, electric revenues increased by $109 million (4%) at SDG&E to $2.5 billion primarily due to:

▪	$57 million higher authorized base margin on electric generation and distribution;

▪
$28 million increase due to tolling payments and natural gas supply costs in 2010 associated with the power generated by Otay Mesa VIE in excess of purchased power costs in 2009 for the equivalent amount of power;

▪	$28 million from the recovery of a portion of the incremental wildfire insurance premiums for the policy year July 2009 through June 2010; and

▪	$18 million higher authorized transmission margin; offset by

▪	$31 million lower recoverable expenses that are fully offset in operation and maintenance expenses; and

▪	$3 million decrease in the cost of electric fuel and purchased power excluding Otay Mesa VIE.

SDG&E’s cost of electric fuel and purchased power decreased by $35 million (5%) to $637 million for 2010. This decrease was primarily due to a $32 million decrease in the cost of power purchased from third-party generators as a result of the start up of new power generation at Otay Mesa VIE, which commenced commercial operations in the fourth quarter of 2009, along with a $3 million decrease in other fuel and purchased power costs. Associated with this decrease, SDG&E’s operating costs increased by $32 million from Otay Mesa VIE’s operations.

We do not include in the Consolidated Statements of Operations the commodity costs (and the revenues to recover those costs) associated with long-term contracts that are allocated to SDG&E by the California DWR. However, we do include the associated volumes and distribution revenues in the table above. We provide further discussion of these contracts in Notes 1 and 14 of the Notes to Consolidated Financial Statements.

SDG&E and SoCalGas: Natural Gas Revenues and Cost of Natural Gas

The following tables show natural gas revenues for SDG&E and SoCalGas. Because the cost of natural gas is recovered in rates, changes in the cost are reflected in the changes in revenues. In addition to the change in market prices, natural gas revenues recorded during a period are impacted by the difference between customer billings and recorded or CPUC-authorized costs.  These differences are required to be balanced over time, resulting in over- and undercollected regulatory balancing accounts. We discuss balancing accounts and their effects further in Note 1 of the Notes to Consolidated Financial Statements.

SDG&E: NATURAL GAS SALES AND TRANSPORTATION 2009-2011
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation			Total
Customer class	Volumes	Revenue	Volumes	Revenue		Volumes	Revenue
2011:
Residential	32	$341	―		$1	32	$342
Commercial and industrial	15	103	8		10	23	113
Electric generation plants	―	―	25		8	25	8
	47	$444	33		$19	80	463
Other revenues							36
Balancing accounts							44
Total(1)							$543
2010:
Residential	31	$340	―	$	―	31	$340
Commercial and industrial	14	106	8		12	22	118
Electric generation plants	―	―	28		7	28	7
	45	$446	36		$19	81	465
Other revenues							36
Balancing accounts							13
Total(1)							$514
2009:
Residential	30	$304	―	$	―	30	$304
Commercial and industrial	15	100	7		10	22	110
Electric generation plants	―	―	65		19	65	19
	45	$404	72		$29	117	433
Other revenues							33
Balancing accounts							24
Total(1)							$490
(1) Includes sales to affiliates of $1 million in each of 2011, 2010 and 2009.

SDG&E’s natural gas revenues increased by $29 million (6%) to $543 million in 2011 and the cost of natural gas sold increased by $9 million (4%) to $226 million. The increase in revenues was primarily due to:

▪	$9 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses;

▪	an increase in cost of natural gas, which was caused primarily by higher volumes sold and higher natural gas prices, as we discuss below; and

▪	$8 million higher authorized base margin.

In 2010, SDG&E’s natural gas revenues increased by $24 million (5%) to $514 million, and the cost of natural gas increased by $11 million (5%) to $217 million. The increase in revenues was primarily due to:

▪	$15 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses;

▪	the increase in cost of natural gas, which was caused primarily by higher natural gas prices, as we discuss below; and

▪	$6 million higher authorized base margin.

The average cost of natural gas was $4.83 per thousand cubic feet (Mcf) for 2011, $4.79 per Mcf for 2010 and $4.61 per Mcf for 2009. In 2011, the 1-percent increase of $0.04 per Mcf resulted in higher revenues and cost of $2 million compared to 2010. In 2010, the 4-percent increase of $0.18 per Mcf resulted in higher revenues and cost of $8 million compared to 2009.

SOCALGAS: NATURAL GAS SALES AND TRANSPORTATION 2009-2011
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation		Total
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2011:
Residential	253	$2,358	1	$4	254	$2,362
Commercial and industrial	103	759	272	219	375	978
Electric generation plants	―	―	166	42	166	42
Wholesale	―	―	148	19	148	19
	356	$3,117	587	$284	943	3,401
Other revenues						99
Balancing accounts						316
Total(1)						$3,816
2010:
Residential	245	$2,302	1	$4	246	$2,306
Commercial and industrial	102	763	268	228	370	991
Electric generation plants	―	―	187	44	187	44
Wholesale	―	―	149	15	149	15
	347	$3,065	605	$291	952	3,356
Other revenues						92
Balancing accounts						374
Total(1)						$3,822
2009:
Residential	234	$2,032	1	$3	235	$2,035
Commercial and industrial	101	674	264	219	365	893
Electric generation plants	―	―	200	48	200	48
Wholesale	―	―	141	13	141	13
	335	$2,706	606	$283	941	2,989
Other revenues						105
Balancing accounts						261
Total(1)						$3,355
(1) Includes sales to affiliates of $53 million in 2011, $44 million in 2010, and $43 million in 2009.

SoCalGas’ natural gas revenues in 2011 were essentially unchanged when compared to 2010 at $3.8 billion, while the cost of natural gas sold decreased by $131 million (8%) to $1.6 billion in 2011 compared to 2010.  Natural gas revenues in 2011 compared to 2010 were impacted by:

▪	the decrease in cost of natural gas sold, which was caused primarily by lower natural gas prices, as we discuss below, offset by higher volumes sold; and

▪	$12 million lower regulatory awards in 2011; offset by

▪	$96 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪	$54 million higher authorized base margin.

In 2010, SoCalGas’ natural gas revenues increased by $467 million (14%) to $3.8 billion, and the cost of natural gas increased by $356 million (27%) to $1.7 billion. The increase in revenues in 2010 was primarily due to:

▪	the increase in cost of natural gas, which was caused primarily by higher natural gas prices, as we discuss below, and higher volumes due to colder weather in late 2010;

▪	$52 million higher authorized base margin;

▪	$32 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪	$13 million higher regulatory awards in 2010.

The average cost of natural gas was $4.41 per Mcf for 2011, $4.90 per Mcf for 2010, and $4.00 per Mcf for 2009. In 2011, the 10-percent decrease of $0.49 per Mcf resulted in lower revenues and cost of $175 million compared to 2010. In 2010, the 23-percent increase of $0.90 per Mcf resulted in higher revenues and cost of $310 million compared to 2009.

Sempra Pipelines & Storage Utilities: Revenues and Cost of Sales

Sempra Pipelines & Storage’s utilities are Chilquinta Energía, Luz del Sur, Mobile Gas and Ecogas.

Revenues generated by Chilquinta Energía and Luz del Sur are based on tariffs that are set by government agencies in their respective countries based on an efficient model distribution company defined by those agencies. The basis for the tariffs do not meet the requirement necessary for treatment under applicable accounting principles generally accepted in the United States of America (GAAP) for regulatory accounting. We discuss revenue recognition further for Chilquinta Energía and Luz del Sur in Note 1 of the Notes to Consolidated Financial Statements.

Operations of Mobile Gas and Ecogas qualify for regulatory accounting treatment under applicable GAAP, similar to the Sempra Utilities.

The table below summarizes natural gas and electric revenue for Sempra Pipelines & Storage’s utilities:

SEMPRA PIPELINES & STORAGE UTILITIES: NATURAL GAS AND ELECTRIC REVENUE 2009-2011
(Dollars in millions)
	2011		2010			2009
Customer class	Volumes	Revenue	Volumes	Revenue		Volumes	Revenue
Natural Gas Sales (billion cubic feet):
Mobile Gas	40	$93	37		$106	32		$112
Ecogas	22	91	21		94	19		89
Total	62	$184	58		$200	51		$201

Electric Sales (million kilowatt hours)(1):
Luz del Sur	4,715	$487	―	$	―	―	$	―
Chilquinta Energía	1,859	481	―		―	―		―
	6,574	968	―		―	―		―
Other service revenues		41			―			―
Total		$1,009		$	―		$	―
(1) Luz del Sur and Chilquinta Energía were accounted for under the equity method until April 6, 2011, when they became consolidated entities upon our acquisition of additional ownership interests.

Energy-Related Businesses: Revenues and Cost of Sales

The table below shows revenues and cost of sales for our energy-related businesses.

ENERGY-RELATED BUSINESSES: REVENUES AND COST OF SALES 2009-2011
(Dollars in millions)
	Years ended December 31,
	2011		2010		2009
REVENUES
Sempra Generation	$886	52%	$1,172	59%	$1,179	70%
Sempra Pipelines & Storage	250	14	150	8	264	16
Sempra LNG	714	42	711	36	278	16
Parent and other(1)	(136)	(8)	(49)	(3)	(36)	(2)
Total revenues	$1,714	100%	$1,984	100%	$1,685	100%
COST OF SALES(2)
Sempra Generation	$478	64%	$656	63%	$668	77%
Sempra Pipelines & Storage	17	2	14	1	131	15
Sempra LNG	386	52	426	41	108	13
Parent and other(1)	(135)	(18)	(50)	(5)	(43)	(5)
Total cost of natural gas, electric fuel
and purchased power	$746	100%	$1,046	100%	$864	100%
Sempra Generation	$79	58%	$78	89%	$62	80%
Sempra Pipelines & Storage	45	33	―	―	―	―
Sempra LNG	13	9	11	12	16	21
Parent and other(1)	―	―	(1)	(1)	(1)	(1)
Total other cost of sales	$137	100%	$88	100%	$77	100%
(1)		Includes eliminations of intercompany activity.
(2)		Excludes depreciation and amortization, which are shown separately on the Consolidated Statements of Operations.

Energy-Related Businesses: Revenues and Cost of Sales

Revenues from our energy-related businesses decreased by $270 million (14%) to $1.7 billion in 2011 compared to 2010. The decrease included

▪	$286 million lower revenues at Sempra Generation due to decreased power sales primarily from the end of the DWR contract as of September 30, 2011, and less favorable pricing; offset by

▪
$100 million higher revenues at Sempra Pipelines & Storage, including $70 million from the consolidation of revenues of Tecnored and Tecsur, two energy-services companies we acquired in April 2011, and $34 million from natural gas storage and marketing operations; and

▪	higher revenues at Sempra LNG from contractual counterparty obligations for non-delivery of cargoes, offset by lower natural gas revenues in 2011.

The cost of natural gas, electric fuel and purchased power from our energy-related businesses decreased by $300 million (29%) to $746 million in 2011 compared to 2010. The decrease was primarily driven by the lower revenues at Sempra Generation and the lower natural gas revenues at Sempra LNG.

Increased intersegment activity, eliminated in consolidation, also contributed to the lower total revenues and cost of sales in 2011.

In 2010, revenues from our energy-related businesses increased by $299 million (18%) to $2.0 billion. The increase included

▪
$433 million higher revenues at Sempra LNG, primarily due to increased marketing operations and the start up of operations at its Cameron LNG terminal and the nitrogen-injection facility at the Energía Costa Azul terminal; offset by

▪
$123 million lower revenues at Sempra Pipelines & Storage due to the expiration of the CFE natural gas supply contract in 2009. At the expiration of the contract, Sempra LNG began supplying the CFE under a separate contract ending December 2022.

Cost of natural gas, electric fuel and purchased power from our energy-related businesses increased by $182 million (21%) to $1.0 billion in 2010. The increase over 2009 was primarily associated with the higher revenues at Sempra LNG, partially offset by a decrease associated with the lower revenues at Sempra Pipelines & Storage.

In 2011, other cost of sales from our energy-related businesses increased by $49 million (56%) to $137 million primarily due to the consolidation of Tecnored and Tecsur starting in April 2011. Compared to 2009, our other cost of sales increased by $11 million (14%) to $88 million in 2010.

Operation and Maintenance (including Litigation Expense)

In the table below, we provide a breakdown of our business units’ operation and maintenance expenses.

OPERATION AND MAINTENANCE(1) 2009-2011
(Dollars in millions)
	Years ended December 31,
	2011		2010		2009
Sempra Utilities:
SDG&E	$1,072	38%	$987	37%	$960	39%
SoCalGas	1,305	46	1,174	44	1,138	46
Sempra Global:
Sempra Generation	106	4	268	10	108	4
Sempra Pipelines & Storage	227	8	105	4	83	3
Sempra LNG	86	3	83	3	94	4
Parent and other(2)	29	1	51	2	88	4
Total operation and maintenance	$2,825	100%	$2,668	100%	$2,471	100%
(1)		Includes Litigation Expense and Other Operation and Maintenance for Sempra Energy Consolidated.
(2)		Includes intercompany eliminations recorded in consolidation.

Sempra Energy Consolidated

Our other operation and maintenance expenses increased by $157 million (6%) to $2.8 billion in 2011 primarily due to:

▪	higher operation and maintenance expenses at the Sempra Utilities, as we discuss below; and

▪	$122 million at Sempra Pipelines & Storage, including $106 million from the consolidation of expenses of entities in Chile and Peru in 2011; offset by

▪
$162 million lower operation and maintenance expenses at Sempra Generation, including $145 million litigation expense in 2010 related to an agreement to settle certain energy crisis litigation, major scheduled plant maintenance in 2010 at the Mexicali and Mesquite power plants, and from the sale of El Dorado as of October 1, 2011; and

▪
$22 million lower operation and maintenance expenses at Parent and Other, which included $9 million litigation expense in 2010 related to an agreement to settle certain energy crisis litigation and lower other operation and maintenance expenses associated with our former commodities-marketing businesses, including transaction costs in 2010 related to the sales within RBS Sempra Commodities.

The $197 million (8%) increase in our operation and maintenance expenses in 2010 compared to 2009 included

▪	$160 million from Sempra Generation, primarily due to $145 million of litigation expense in 2010 related to an agreement to settle certain energy crisis litigation; and

▪	higher operation and maintenance expenses at the Sempra Utilities, as we discuss below; offset by

▪
$37 million lower operation and maintenance expenses at Parent and Other, primarily due to a reorganization in early 2010 that eliminated some central functions and moved other functions to the business units. This resulted in a reduction in general and administrative costs and also moved costs previously recognized by Parent and Other to the business units. The decrease was offset by higher operation and maintenance expenses at our former commodities-marketing businesses, including transaction costs related to the sales within RBS Sempra Commodities and $9 million litigation expense in 2010.

SDG&E

SDG&E’s operation and maintenance expenses increased by $85 million (9%) to $1.1 billion in 2011 primarily due to:

▪	$46 million higher other operational and maintenance costs, including a $15 million increase in liability insurance premiums for wildfire coverage; and

▪	$38 million higher recoverable expenses, primarily from expenses associated with customer distributed generation incentive programs and transmission expenses.

In 2010, SDG&E’s operation and maintenance expenses increased by $27 million (3%) compared to 2009 primarily due to:

▪	$19 million higher other operational and maintenance costs, including:

•	$29 million higher liability insurance premiums for wildfire coverage and

•	$13 million at Otay Mesa VIE, offset by

•	$15 million from the unfavorable resolution of a regulatory matter in 2009; and

▪	$23 million net unfavorable impact from an increase in litigation reserves in 2010 compared to the favorable resolution of litigation in 2009; offset by

▪	$16 million lower recoverable expenses.

SoCalGas

SoCalGas’ operation and maintenance expenses increased by $131 million (11%) to $1.3 billion in 2011 primarily due to:

▪	$96 million higher recoverable expenses, primarily from expenses associated with energy efficiency and employee benefit programs;

▪	$20 million higher other operational and maintenance costs; and

▪	$5 million litigation expense in 2011 compared to a $10 million favorable impact from the resolution of a litigation matter in 2010.

In 2010, SoCalGas’ operation and maintenance expenses increased by $36 million (3%) compared to 2009 due to:

▪	$32 million higher recoverable expenses, primarily from expenses associated with energy efficiency programs; and

▪	$17 million higher other operational and maintenance costs; offset by

▪	$13 million net favorable impact from a favorable resolution of litigation reserves in 2010 compared to litigation expense in 2009.

Depreciation and Amortization

Sempra Energy Consolidated

Our depreciation and amortization expense was

▪	$978 million in 2011

▪	$867 million in 2010

▪	$775 million in 2009

The increase in 2011 included

▪	$48 million at Sempra Pipelines & Storage, including $40 million from the consolidation of entities in Chile and Peru in 2011;

▪	$41 million at SDG&E, primarily from higher electric plant depreciation; and

▪	$22 million at SoCalGas from an increase in net utility plant base.

The increase in 2010 compared to 2009 included

▪	$52 million at SDG&E, primarily from higher electric plant depreciation, including a full year of operations at Otay Mesa VIE;

▪	$16 million at SoCalGas from an increase in net utility plant base; and

▪	$16 million at Sempra LNG due to the start up of the Cameron LNG terminal and Energía Costa Azul LNG nitrogen injection facility in the second half of 2009.

Write-off of Long-lived Assets

In 2009, we recorded a $132 million write-off related to certain assets at one of Sempra Pipelines & Storage’s Liberty natural gas storage projects. Sempra Energy’s after-tax share of this write-off was $64 million. We discuss the write-off of the assets in Note 1 of the Notes to Consolidated Financial Statements.

Equity Earnings (Losses), Before Income Tax

Sempra Energy Consolidated

Earnings (losses) from our investment in RBS Sempra Commodities, which was formed in April 2008, were

▪	$(24) million in 2011

▪	$(314) million in 2010

▪	$463 million in 2009

We and RBS, our partner in the joint venture, sold substantially all of the partnership’s businesses and assets in four separate transactions completed in July, November and December of 2010 and February of 2011. Results for 2011 include a $16 million pretax write-down of our investment in RBS Sempra Commodities.

Equity earnings from our investment in RBS Sempra Commodities were adversely impacted by several factors in 2010, as we discuss in “Business Unit Results—Parent and Other.” Results for 2010 include a $305 million pretax write-down of our investment in RBS Sempra Commodities. This amount includes a $480 million loss related to the U.S. portion of our investment, partially offset by a $175 million gain on the non-U.S. portion. We discuss the write-down and additional information about the determination and allocation of this investment’s earnings in Note 4 of the Notes to Consolidated Financial Statements.

Equity earnings, before income tax, from our other equity method investments were

▪	$33 million in 2011

▪	$22 million in 2010

▪	$36 million in 2009

The increase in equity earnings, before income tax, in 2011 was primarily due to:

▪	$13 million of losses in 2010 from Sempra Generation’s investment in Elk Hills, including a $10 million loss on the sale of the investment in December 2010; and

▪	$5 million decreased losses from our investments in housing partnerships; offset by

▪	$6 million of equity losses in 2011 from renewables projects at Sempra Generation compared to $1 million of equity earnings in 2010.

In 2010, the decrease in our equity earnings before income taxes from other equity method investments was primarily due to the loss on the sale of Elk Hills in 2010. We provide further details about our investment in RBS Sempra Commodities and other equity method investments in Note 4 of the Notes to Consolidated Financial Statements.

Remeasurement of Equity Method Investments

In the second quarter of 2011, we recorded a $277 million non-taxable gain from the remeasurement of our equity method investments in Chilquinta Energía in Chile and Luz del Sur in Peru.  We provide additional discussion related to this gain below in “Income Taxes” and in Note 3 of the Notes to Consolidated Financial Statements.

Other Income, Net

Sempra Energy Consolidated

Other income, net, was

▪	$130 million in 2011

▪	$140 million in 2010

▪	$149 million in 2009

We include here the allowance for equity funds used during construction (AFUDC) at the Sempra Utilities, interest on regulatory balancing accounts, gains and losses from our investments and interest rate swaps, and other sundry amounts.

Other income, net, decreased by $10 million (7%) in 2011 primarily due to:

▪	proceeds of $48 million from a legal settlement at Sempra Pipelines & Storage in 2010; offset by

▪	$37 million increase in equity-related AFUDC in 2011 attributable to SDG&E primarily associated with the construction of the Sunrise Powerlink electric transmission line; and

▪
$10 million lower losses on interest rate and foreign exchange instruments, including $34 million of losses on interest rate instruments in 2010 related to Otay Mesa VIE (discussed below), offset by a $15 million Mexican peso exchange loss in 2011 (discussed in “Income Taxes – Mexican Currency Exchange Rate and Inflation Impact on Income Taxes and Related Economic Hedging Activity” below) and a $10 million gain recognized on an interest rate instrument in 2010 at Parent and Other.

The decrease in other income, net, in 2010 compared to 2009 was primarily due to:

▪	$34 million in losses on interest rate instruments in 2010 at Otay Mesa VIE compared to $27 million in gains in 2009; and

▪	a $20 million decrease in gains from investment activity related to our executive retirement and deferred compensation plans in 2010; offset by

▪	proceeds of $48 million from a legal settlement in 2010 at Sempra Pipelines & Storage;

▪	$18 million increase in AFUDC, including $14 million at SDG&E primarily due to construction on the Sunrise Powerlink project; and

▪	a $10 million gain recognized on an interest rate instrument in 2010 at Parent and Other.

SDG&E

Other income, net, was

▪	$79 million in 2011

▪	$10 million in 2010

▪	$64 million in 2009

Other income, net, increased by $69 million in 2011 primarily due to:

▪	$37 million increase in AFUDC primarily due to construction on the Sunrise Powerlink project; and

▪	$34 million of losses on interest rate instruments at Otay Mesa VIE in 2010. Otay Mesa VIE’s interest rate instrument’s activity was designated as a cash flow hedge as of April 1, 2011.

The decrease in other income, net, in 2010 compared to 2009 was primarily due to:

▪	$34 million in losses on interest rate instruments in 2010 at Otay Mesa VIE compared to $27 million in gains in 2009; offset by

▪	$14 million increase in AFUDC primarily due to construction on the Sunrise Powerlink project.

We provide further details of the components of other income, net, in Note 1 of the Notes to Consolidated Financial Statements.

Interest Expense

The table below shows the interest expense for Sempra Energy Consolidated, SDG&E and SoCalGas.

INTEREST EXPENSE 2009-2011
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Sempra Energy Consolidated	$465	$436	$367
SDG&E	142	136	104
SoCalGas	69	66	68

Sempra Energy Consolidated

In 2011, our interest expense increased by $29 million (7%) primarily due to:

▪
$41 million at Sempra Pipelines & Storage, primarily from the consolidation of Chile and Peru in April 2011, and from lower capitalized interest in 2011 due to natural gas storage caverns at Bay Gas Storage, LLC (Bay Gas) and Mississippi Hub, LLC (Mississippi Hub) going into service; and

▪	$6 million at SDG&E, which we discuss below; offset by

▪	$6 million lower interest expense related to energy crisis litigation reserves at Parent and Other; and

▪	$5 million higher capitalized interest associated with renewables projects at Sempra Generation.

Our interest expense increased by $69 million (19%) in 2010 compared to 2009 due to:

▪	$80 million higher interest expense, primarily from long-term debt issued in 2009 and 2010 at Parent and Other and SDG&E;

▪	$27 million lower capitalized interest, primarily at Sempra LNG due to completion of construction projects; and

▪	$14 million in interest expense at Otay Mesa VIE in 2010; offset by

▪	$30 million lower interest expense from maturities of debt at Parent and Other; and

▪
$16 million lower short-term debt interest expense, primarily from lower average commercial paper borrowings and interest rates, and reduced interest expense related to energy crisis litigation reserves at Parent and Other.

SDG&E

Interest expense for SDG&E increased by $6 million (4%) in 2011 primarily due to issuances of long-term debt in 2011 and 2010, partially offset by higher AFUDC related to debt.

SDG&E’s interest expense increased by $32 million (31%) in 2010 compared to 2009, primarily from long-term debt issued in 2009 and 2010, and from interest expense at Otay Mesa VIE in 2010.

Income Taxes

The table below shows the income tax expense and effective income tax rates for Sempra Energy, SDG&E and SoCalGas.

INCOME TAX EXPENSE AND EFFECTIVE INCOME TAX RATES 2009-2011
(Dollars in millions)
	Years ended December 31,
	2011		2010		2009
	Income Tax	Effective Income	Income Tax	Effective Income	Income Tax	Effective Income
	Expense	Tax Rate	Expense	Tax Rate	Expense	Tax Rate
Sempra Energy Consolidated	$366	21%	$102	13%	$422	29%
SDG&E	237	34	173	33	177	32
SoCalGas	143	33	176	38	144	34

Sempra Energy Consolidated

Sempra Energy’s income tax expense increased in 2011 due to both higher pretax income and a higher effective income tax rate. Nonrecurring events in both 2011 and 2010, related to our acquisitions in South America and the sale transactions within RBS Sempra Commodities, respectively, significantly impacted both the pretax income and the effective rate in both years. The higher rate in 2011 compared to 2010, including these impacts and others, was primarily due to:

▪	a lower percentage of pretax income in 2011 compared to 2010 in countries with lower statutory rates. The activity in each year related primarily to:

▪	in 2011, a $277 million non-taxable gain related to the remeasurement of our equity method investments in South America, as we discuss in Note 3 of the Notes to Consolidated Financial Statements

▪	in 2010, activity related to RBS Sempra Commodities, including a large non-taxable gain related to our share of the RBS Sempra Commodities sale to J.P. Morgan Ventures, as we discuss below

▪	lower renewable energy income tax credits;

▪	favorable adjustments in 2010 related to prior years’ income tax issues;

▪	higher state income taxes; and

▪	lower favorable impact from deductions for self-developed software costs at the Sempra Utilities; offset by

▪	tax benefit in 2011 versus tax expense in 2010 due to Mexican currency translation and inflation adjustments;

▪	higher book depreciation over income tax depreciation related to a certain portion of utility plant fixed assets;

▪
a $16 million write-down in 2010 of the deferred tax assets related to other postretirement benefits, as a result of a change in U.S. tax law that eliminates a future deduction, starting in 2013, for retiree healthcare funded by the Medicare Part D subsidy; and

▪	the impact of Otay Mesa VIE, as we discuss below.

As noted above, the effective income tax rate in 2010 was low primarily due to the following related to RBS Sempra Commodities:

▪	approximately $150 million of a total $175 million non-U.S. gain on sale of the businesses and assets within the joint venture was non-taxable; and

▪
approximately $40 million non-U.S. earnings from the operations of the joint venture and approximately $25 million of the non-U.S. gain on sale of the businesses and assets within the joint venture were net of income tax paid by the partnership.

Sempra Energy’s income tax expense and effective income tax rate decreased in 2010 compared to 2009, primarily due to lower pretax income and the impact on the rate of the 2010 activity related to RBS Sempra Commodities discussed above. The lower rate was also due to:

▪	higher renewable energy income tax credits;

▪	higher exclusions from taxable income of the equity portion of AFUDC; and

▪	higher favorable adjustments related to prior years’ income tax issues; offset by

▪
a $16 million write-down of the deferred tax assets related to other postretirement benefits, as a result of a change in U.S. tax law that eliminates a future deduction, starting in 2013, for retiree healthcare funded by the Medicare Part D subsidy;

▪	higher impact from tax expense in 2010 due to Mexican currency translation and inflation adjustments;

▪	the impact of Otay Mesa VIE, as we discuss below;

▪	$11 million state income tax expense related to our exit from the RBS Sempra Commodities business; and

▪	higher book depreciation over income tax depreciation related to a certain portion of utility plant fixed assets.

The results for Sempra Energy Consolidated and SDG&E include Otay Mesa VIE, which is consolidated, and therefore, Sempra Energy Consolidated’s and SDG&E’s effective income tax rates are impacted by the VIE’s stand-alone effective income tax rate. This impact caused Sempra Energy Consolidated’s rate to increase (decrease) by the following percentage points: 0 in 2011, 1 in 2010 and (1) in 2009, and caused SDG&E’s rate to increase (decrease) by the following percentage points: (1) in 2011, 1 in 2010 and (2) in 2009.

We report as part of our pretax results the income or loss attributable to noncontrolling interests. However, we do not record income taxes for this income or loss, as our entities with noncontrolling interests are currently treated as partnerships for income tax purposes and thus we are only liable for income taxes on the portion of the earnings that are allocated to us. As our entities with noncontrolling interests grow, and as we may continue to invest in such entities, the impact on our effective income tax rate may become more significant.

In 2009, Sempra Energy recorded an income tax benefit of $35 million from the write-off of assets at Liberty, which we discuss in Note 1 of the Notes to Consolidated Financial Statements. This tax benefit was due to a non-recurring event in 2009.

In 2012, Sempra Energy intends to change the accounting methodology that it currently uses to recognize investment tax credits, which currently impacts only those credits associated with Sempra Generation’s solar projects. Through December 31, 2011, Sempra Generation used what is referred to as the flow-through method of accounting in which the investment tax credits associated with a project are recognized as a reduction of tax expense in the year in which capacity is placed in service. Starting in the first quarter of 2012, Sempra Generation will change to the deferral method of accounting for these projects. Under this methodology, instead of recognizing the investment tax credit, Sempra Generation will reduce the book basis of the asset by the amount of the tax credit. This results in lower book depreciation and therefore higher future earnings as compared to our current method. This change in accounting principle will be applied retrospectively in the first quarter of 2012. The resulting decrease in net income and earnings from retroactively adopting the deferral method is estimated to be $26 million and $30 million for the years ended December 31, 2011 and 2010, respectively, and a negligible amount for the year ended December 31, 2009.

In 2012, we anticipate that our effective tax rate will increase from 21% to approximately 29% as a result of the change in accounting for investment tax credits from the flow-through method to the deferral method. In the years 2013 through 2016, we are currently projecting that our effective income tax rate will be approximately 30% to 32%. This increase in effective income tax rates is primarily due to: projected increases in pretax income; decreases in favorable tax deductions for self-developed software costs; increases in the amount by which book depreciation exceeds normalized tax depreciation; and lower exclusions from income for the equity portion of AFUDC. These projected effective tax rates do not include any impact from a possible repatriation of future earnings from our Mexican and Peruvian subsidiaries. If we were to repatriate future foreign earnings, as we discuss below, the rates would increase accordingly.

SDG&E

SDG&E’s income tax expense increased in 2011, primarily due to higher pretax book income and a higher effective tax rate. The higher rate in 2011 compared to 2010 was primarily due to:

▪	favorable adjustments in 2010 related to prior years’ income tax issues; offset by

▪	higher exclusions from taxable income of the equity portion of AFUDC;

▪	the impact of Otay Mesa VIE, as we discuss above;

▪	higher deductions for self-developed software costs;

▪	lower impact from higher book depreciation over income tax depreciation related to a certain portion of utility plant fixed assets; and

▪	a $3 million write-down in 2010 of the deferred tax assets related to other postretirement benefits as a result of a change in U.S. tax law, as we discuss above.

SDG&E’s income tax expense decreased in 2010 compared to 2009 primarily from lower pretax income, partially offset by a higher effective income tax rate resulting primarily from:

▪	the impact of Otay Mesa VIE, as we discuss above;

▪	a $3 million write-down of the deferred tax assets related to other postretirement benefits as a result of a change in U.S. tax law, as we discuss above; and

▪	higher book depreciation over income tax depreciation related to a certain portion of utility plant fixed assets; offset by

▪	higher exclusions from taxable income of the equity portion of AFUDC; and

▪	higher favorable adjustments related to prior years’ income tax issues.

In 2012, we anticipate that SDG&E’s effective income tax rate will increase from 34% to approximately 36%, due to a projected rise in pretax income, combined with a decrease in favorable income tax deductions for self-developed software costs (due to completion of SDG&E’s advanced meter project) and lower exclusions from income for the equity portion of AFUDC (due to the projected completion of construction on the Sunrise Powerlink electric transmission line). In the years 2013 through 2016, we are currently projecting that SDG&E’s effective income tax rate will be approximately 37%, due to projected increases in pretax income.

SoCalGas

SoCalGas’ income tax expense decreased in 2011, primarily due to lower pretax book income and a lower effective tax rate. The lower rate in 2011 compared to 2010 was primarily due to:

▪	a $13 million write-down in 2010 of the deferred tax assets related to other postretirement benefits as a result of a change in U.S. tax law, as we discuss above;

▪	higher deductions for self-developed software costs; and

▪	higher exclusions from taxable income of the equity portion of AFUDC; offset by

▪	higher book depreciation over income tax depreciation related to a certain portion of utility plant fixed assets.

Income tax expense increased in 2010 at SoCalGas primarily due to higher pretax income, as well as a higher effective income tax rate primarily due to a $13 million write-down of the deferred tax assets related to other postretirement benefits as a result of a change in U.S. tax law, as we discuss above.

In 2012, we anticipate that SoCalGas’ effective income tax rate will increase from 33% to approximately 37%, due to a projected rise in pretax income, combined with a decrease in favorable income tax deductions for self-developed software costs, and an increase in the amount by which book depreciation exceeds normalized tax depreciation. In the years 2013 through 2016, we are currently projecting that SoCalGas’ effective income tax rate will be approximately 40% to 42%, primarily due to projected increases in pretax income, combined with decreases in favorable income tax deductions for self-developed software costs, and an increase in the amount by which book depreciation exceeds normalized tax depreciation.

In the variance discussions above, the following items are subject to flow-through treatment:

▪	the equity portion of AFUDC

▪	self-developed software costs

▪	depreciation on a certain portion of utility plant assets

We discuss the impact of items subject to flow-through treatment on our effective income tax rates in Note 7 of the Notes to Consolidated Financial Statements.

In December 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (2010 Tax Act) was signed into law.  The 2010 Tax Act included the extension of bonus depreciation for U.S. federal income tax purposes for years 2010 through 2012 and an increase in the rate of bonus depreciation from 50 percent to 100 percent. This increased rate only applies to certain investments made after September 8, 2010 through December 31, 2012. Self-constructed property, where the construction period exceeds one year, construction starts between December 31, 2007 and January 1, 2013, and the property is placed in service by December 31, 2013, will qualify for bonus depreciation in 2013 at either the original or increased rate.

Due to the extension of bonus depreciation, Sempra Energy has generated a large U.S. federal net operating loss (NOL) in 2011 and is currently projecting a large U.S. federal NOL in 2012. We currently project the total NOL will not be fully utilized until 2016.  Because of these projected NOLs, and the carryforward of U.S. federal income tax credits discussed below, Sempra Energy expects no U.S. federal income tax payments in years 2012 through 2015.  However, because bonus depreciation only creates a temporary difference, versus a permanent difference, between Sempra Energy’s U.S. federal income tax return and its U.S. GAAP financial statements, it does not impact Sempra Energy’s effective income tax rate. We expect larger U.S. federal income tax payments in the future as these temporary differences reverse.

Bonus depreciation, in addition to impacting Sempra Energy’s U.S. federal income tax payments, will also have a temporary impact on Sempra Energy’s ability to utilize its U.S. federal income tax credits, which primarily are investment tax credits and production tax credits generated by Sempra Energy’s current and future renewable energy investments.  However, based on current projections, Sempra Energy does not expect, based on more-likely-than-not criteria required under U.S. GAAP, any of these income tax credits to expire prior to the end of their 20-year carryforward period, as allowed under current U.S. federal income tax law. We also expect bonus depreciation to increase the deferred tax component of SDG&E’s and SoCalGas’ rate base, which reduces rate base.

We are currently considering the potential repatriation of future earnings beginning in 2013 from certain of our non-U.S. subsidiaries in Mexico and Peru. However, we expect to continue to indefinitely reinvest future earnings from our Chilean subsidiaries. Currently, all future repatriated earnings would be subject to U.S. income tax (with a credit for foreign income taxes) and future repatriations from Peru would be subject to local country withholding tax.  Because this potential repatriation would only be from future earnings, it does not change our current assertion, as we discuss in Note 7 of the Notes to Consolidated Financial Statements, that we intend to continue to indefinitely reinvest, for the foreseeable future, our cumulative undistributed non-U.S. earnings as of December 31, 2011. The forward-looking statements above on income tax matters do not include any impact from potential repatriation of future non-U.S. earnings.

Additionally, the 2010 Tax Act extended for years 2010 and 2011 the U.S. federal income tax law known as the look-through rule. This rule allows, under certain situations, for certain non-operating activity (e.g., dividend income, royalty income, interest income, rental income, etc.), of a greater than 50-percent owned non-U.S. subsidiary, to not be taxed under U.S. federal income tax law. If this rule is not extended beyond 2011, Sempra Energy’s effective income tax rate could potentially increase, over the amounts projected above, in subsequent years.

Mexican Currency Exchange Rate and Inflation Impact on Income Taxes and Related Economic Hedging Activity

Our Mexican subsidiaries have U.S. dollar denominated receivables and payables (monetary assets and liabilities) that give rise to Mexican currency exchange rate movements for Mexican income tax purposes. They also have deferred income tax assets and liabilities that are denominated in the Mexican peso, which must be translated to U.S. dollars for financial reporting purposes. In addition, monetary assets and liabilities are adjusted for Mexican inflation for Mexican income tax purposes.

The fluctuations in both the currency exchange rate for the Mexican peso against the U.S. dollar, with regard to Mexican monetary assets and liabilities, and Mexican inflation are subject to Mexican income tax and thus expose us to significant fluctuations in our income tax expense.  The income tax expense of each of our Sempra Global business units is impacted by these factors. Parent and Other is also impacted due to a Mexican holding company. The impacts of these fluctuations at each business unit may offset to some extent at the consolidated level.

For Sempra Energy Consolidated, the impacts in 2009-2011 related to the factors described above are as follows:

MEXICAN CURRENCY IMPACT ON INCOME TAXES AND RELATED ECONOMIC HEDGING ACTIVITY
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Income tax benefit (expense) on currency exchange
rate movement of monetary assets and liabilities	$11	$(10)	$(12)
Translation of non-U.S. deferred income tax balances	11	(2)	4
Income tax expense on inflation	(4)	(7)	(8)
Total impact on income taxes	18	(19)	(16)
After-tax losses on Mexican peso exchange rate
instruments (included in Other Income, Net)	(9)	―	―
Net impacts on Sempra Energy Consolidated
Statements of Operations	$9	$(19)	$(16)

Equity Earnings, Net of Income Tax

Sempra Energy Consolidated

Equity earnings of unconsolidated subsidiaries, net of income tax, which are primarily earnings from Sempra Pipelines & Storage’s equity method investments, were

▪	$52 million in 2011

▪	$49 million in 2010

▪	$68 million in 2009

The increase in 2011 was primarily due to:

▪	a $44 million pretax write-down of Sempra Pipelines & Storage’s investment in Argentina in 2010; and

▪	$10 million higher earnings related to the joint-venture interest acquired from El Paso Corporation in April 2010; offset by

▪	$50 million lower earnings related to equity method investments in Chile and Peru, for entities that are now consolidated.

Equity earnings, net of income tax, decreased in 2010 compared to 2009 primarily due to:

▪	the $44 million pretax write-down in Argentina in 2010; offset by

▪	$19 million earnings related to the joint-venture interest acquired from El Paso Corporation; and

▪	$13 million higher earnings from investments in Chile and Peru.

(Earnings) Losses Attributable to Noncontrolling Interests

Sempra Energy Consolidated

Earnings attributable to noncontrolling interests were $42 million in 2011 compared to losses of $16 million in 2010. The change was primarily due to:

▪	$19 million earnings attributable to noncontrolling interest in 2011 compared to losses of $16 million in 2010 at Otay Mesa VIE, which we discuss below; and

▪	$22 million earnings primarily from noncontrolling interests at Luz del Sur in 2011.

Losses attributable to noncontrolling interests increased by $9 million in 2010 compared to 2009 primarily due to:

▪	losses attributable to Otay Mesa VIE of $16 million in 2010 compared to earnings of $24 million in 2009, which we discuss below; offset by

▪	$33 million associated with the write-off of assets at Liberty in 2009.

SDG&E

Earnings attributable to noncontrolling interest, all related to Otay Mesa VIE, were $19 million in 2011 compared to losses of $16 million in 2010. The change was primarily due to $34 million of losses on interest rate instruments in 2010.

Losses attributable to noncontrolling interest were $16 million in 2010 compared to earnings of $24 million in 2009. The change was primarily due to:

▪	$34 million in losses on interest rate instruments in 2010 compared to $27 million in gains in 2009; and

▪	$14 million in interest expense in 2010; offset by

▪	$34 million increase in operating income in 2010.

Earnings

We summarize variations in overall earnings in “Overall Results of Operations of Sempra Energy and Factors Affecting the Results” above. We discuss variations in earnings by business unit above in “Business Unit Results.”

TRANSACTIONS WITH AFFILIATES

We provide information about our related party transactions in Note 1 of the Notes to Consolidated Financial Statements.

BOOK VALUE PER SHARE

Sempra Energy’s book value per share on the last day of each year was

▪	$41.00 in 2011

▪	$37.54 in 2010

▪	$36.54 in 2009

The increases in 2011 and 2010 were primarily the result of comprehensive income exceeding dividends. The increase in 2010 was offset to a large extent by the reduction in common stock shares from a 2010 share repurchase program at an amount per share greater than book value. We discuss the share repurchase program in Note 13 of the Notes to Consolidated Financial Statements.

CAPITAL RESOURCES AND LIQUIDITY

OVERVIEW

We expect our cash flows from operations to fund a substantial portion of our capital expenditures and dividends.  In addition, we may meet our cash requirements through the issuance of short-term and long-term debt and the expected distributions from RBS Sempra Commodities related to proceeds from the transactions to sell certain businesses within the joint venture, as we discuss below.

Significant events in 2011 affecting capital resources, liquidity and cash flows were

▪	long-term debt issuances at Sempra Energy ($800 million) and SDG&E ($600 million)

▪	$623 million in distributions received from RBS Sempra Commodities related to the sale of joint venture businesses and assets

▪	Sempra Pipelines & Storage’s acquisition of additional interests in South American utilities for $611 million, net of cash acquired

▪	$2.8 billion in expenditures for property, plant and equipment, including $789 million for SDG&E’s Sunrise Powerlink project

▪	$482 million of Sempra Energy debt retirements

▪	a cash payment of $130 million in January 2011 related to a 2010 settlement to resolve certain energy crisis litigation

We discuss these events in more detail later in this section.

Our committed lines of credit provide liquidity and support commercial paper.  As we discuss in Note 5 of the Notes to Consolidated Financial Statements, Sempra Energy, Sempra Global and the Sempra Utilities each have four-year revolving credit facilities, expiring in 2014. At Sempra Energy and Sempra Global, the agreements are syndicated broadly among 23 different lenders and at the Sempra Utilities, among 22 different lenders.  No single lender has greater than a 7-percent share in any agreement.

The table below shows the amount of available funds at year-end 2011:

AVAILABLE FUNDS AT DECEMBER 31, 2011
(Dollars in millions)
	Sempra Energy
	Consolidated	SDG&E	SoCalGas
Unrestricted cash and cash equivalents	$252	$29	$36
Available unused credit(1)	2,734	363	563
(1)
Borrowings on the shared line of credit at SDG&E and SoCalGas, discussed in Note 5, are limited to $600 million for each utility and $800 million in total. SDG&E’s available funds reflect variable-rate demand notes of $237 million supported by the line. SoCalGas’ availability reflects the impact of SDG&E’s use of the combined credit available on the line.

Sempra Energy Consolidated

We believe that these available funds and cash flows from operations, distributions from equity method investments and security issuances, combined with current cash balances, will be adequate to:

▪	finance capital expenditures

▪	meet liquidity requirements

▪	fund shareholder dividends

▪	fund new business acquisitions or start-ups

▪	repay maturing long-term debt

In March 2011, Sempra Energy publicly offered and sold $500 million of 2-percent notes and $300 million of floating rate notes, both maturing in 2014. In August 2011, SDG&E publicly offered and sold $350 million of 3-percent first mortgage bonds maturing in 2021. In November 2011, SDG&E publicly offered and sold $250 million of 3.95-percent first mortgage bonds maturing in 2041. SDG&E and SoCalGas issued long-term debt in 2010 in the aggregate principal amounts of $750 million and $300 million, respectively. Changing economic conditions could affect the availability and cost of both short-term and long-term financing. If cash flows from operations were to be significantly reduced or we were unable to borrow under acceptable terms, we would reduce or postpone discretionary capital expenditures and investments in new businesses. If these measures were necessary, they would primarily impact certain of our Sempra Global businesses before we would reduce funds necessary for the ongoing needs of the Sempra Utilities, and secondarily our South American utilities. We continuously monitor our ability to finance the needs of our operating, investing and financing activities in a manner consistent with our intention to maintain strong, investment-grade credit ratings and capital structure.

In three separate transactions during 2010 and one in early 2011, we and RBS sold substantially all of the businesses and assets of our joint-venture partnership that comprised our commodities-marketing businesses. Distributions from the partnership in 2011 were $623 million. As we conclude the transactions to divest the businesses, we expect to recover our remaining $126 million investment in the partnership in 2012. Minor amounts may be retained beyond 2012 by the partnership to help offset unanticipated future general and administrative costs necessary to complete the dissolution of the partnership. We are providing transitional back-up guarantees, a few of which may continue for a prolonged period of time. Either RBS or JP Morgan Chase & Co., one of the buyers’ parties in the sales transactions, has fully indemnified us for any claims or losses in connection with the related transactions.

We provide additional information about RBS Sempra Commodities and the sales transactions and guarantees in Notes 3, 4, 5 and 15 of the Notes to Consolidated Financial Statements.

In April 2011, Sempra Pipelines & Storage acquired AEI’s interests in Chilquinta Energía, Luz del Sur, and related entities for $611 million in cash (net of cash acquired). This transaction was funded with excess funds from foreign operations, proceeds from divestitures and short-term debt.

We provide additional information about Chilquinta Energía and Luz del Sur in Note 3 of the Notes to Consolidated Financial Statements.

At December 31, 2010, our cash and cash equivalents held in foreign jurisdictions that are unavailable to fund domestic operations unless repatriated were approximately $150 million. At December 31, 2011, these cash balances are negative when netted against loans from Sempra Energy to fund the acquisitions in South America in April 2011. We intend for funds associated with accumulated foreign earnings through December 31, 2011 to remain indefinitely in our foreign subsidiaries to fund their operations. We are currently considering a plan to repatriate future earnings from certain foreign operations beginning in 2013.

We have significant investments in several trusts to provide for future payments of pensions and other postretirement benefits, and nuclear decommissioning. Changes in asset values, which are dependent on the activity in the equity and fixed income markets, have not affected the trust funds’ abilities to make required payments, but may impact funding requirements for pension and other postretirement benefit plans. At the Sempra Utilities, funding requirements are generally recoverable in rates.

On February 24, 2012, our board of directors approved an increase to our quarterly common stock dividend to $0.60 per share ($2.40 annually), an increase of $0.12 per share ($0.48 annually) from $0.48 per share ($1.92 annually) authorized in February 2011. Declarations of dividends on our common stock are made at the discretion of the board. While we view dividends as an integral component of shareholder return, the amount of future dividends will depend upon earnings, cash flows, financial and legal requirements, and other relevant factors at that time.

On February 18, 2011, our board of directors approved an increase to our quarterly common stock dividend to $0.48 per share ($1.92 annually), an increase of $0.09 per share ($0.36 annually) from $0.39 per share ($1.56 annually) authorized in February 2009. We provide further information regarding dividends and dividend restrictions in “Dividends” and “Common Stock Data” below. We discuss restricted net assets in Note 1 of the Notes to Consolidated Financial Statements.

We discuss our principal credit agreements further in Note 5 of the Notes to Consolidated Financial Statements.

Short-Term Borrowings

Our short-term debt is used to finance capital expenditures, meet liquidity requirements, fund shareholder dividends and fund new business acquisitions or start-ups. Our corporate short-term unsecured promissory notes, or commercial paper, were our primary source of short-term debt funding in 2011.

The following table shows selected statistics for our commercial paper borrowings for 2011:

COMMERCIAL PAPER STATISTICS
(Dollars in millions)
Commercial Paper
Sempra Energy Consolidated
Amount outstanding at December 31, 2011(1)	$821
Weighted average interest rate at December 31, 2011	0.74%

Maximum month-end amount outstanding during 2011(2)	$1,016

Monthly weighted average amount outstanding during 2011	$699
Monthly weighted average interest rate during 2011	0.58%
(1)	Includes $400 million classified as long-term, as we discuss in Note 5 of the Notes to Consolidated Financial Statements.
(2)	The largest amount outstanding at the end of the last day of any month during 2011.

Significant cash flows impacting short-term debt levels at Sempra Energy Consolidated during 2011 include a payment in January related to a settlement to resolve certain energy crisis litigation ($130 million); issuance of long-term debt at Sempra Energy in March ($800 million); acquisitions made by Sempra Pipelines & Storage in April ($611 million); distributions from RBS Sempra Commodities in April ($329 million), August ($98 million) and December ($196 million); redemption of subsidiary preferred stock in June ($80 million); and capital investments made by Sempra Generation in renewable projects in December ($234 million).

Sempra Utilities

SoCalGas expects that cash flows from operations and debt issuances will continue to be adequate to meet its capital expenditure requirements. In March 2011, Sempra Energy made a $200 million capital contribution to SDG&E, and SDG&E expects its cash flows from operations and debt issuances will be adequate to meet its future capital expenditure requirements.

SoCalGas declared and paid a $50 million common dividend in 2011 and a $100 million common dividend in 2010. As a result of an increase in SoCalGas’ capital investment programs over the next few years, management expects SoCalGas’ dividends on common stock to be reduced or temporarily suspended over the next few years to maintain SoCalGas’ authorized capital structure during the periods of high capital investments.

SDG&E’s most recent common dividend to Sempra Energy was declared and paid in the first quarter of 2009 in the amount of $150 million. As a result of SDG&E’s large capital investment program over the past few years and the level of capital investment planned for 2012, SDG&E does not expect to pay common dividends to Sempra Energy in 2012. However, due to the scheduled completion of construction of the Sunrise Powerlink transmission power line in 2012, SDG&E expects to resume the declaration and payment of dividends on its common stock in 2013.

Sempra Generation

We expect Sempra Generation to require funds for the development of electric generation facilities, primarily renewable energy projects. Projects at Sempra Generation may be financed through a combination of operating cash flow, project financing, low-cost financing from the U.S. Department of Energy, U.S. Treasury Department cash grants, funds from the parent, partnering in joint ventures and proceeds received from the sale of El Dorado (now named Desert Star Energy Center) natural gas power plant to SDG&E on October 1, 2011. Cash flows from operations at Sempra Generation are expected to decrease substantially since its contract with the DWR expired in September 2011, due to less favorable pricing on any replacement contracts obtained, and the sale of El Dorado.  Also, Sempra Generation may not be able to replace all of the lost revenue due to decreased market demand. Sales to the DWR comprised six percent of Sempra Energy’s revenues in 2011. However, Sempra Generation is also undertaking and investing in several projects for the construction of renewable generation facilities, with planned in-service dates ranging from 2012 to 2016.

Some of Sempra Generation’s long-term power sale contracts contain collateral requirements which require Sempra Generation and/or the counterparty to post cash, guarantees or letters of credit to the other party for exposure in excess of established thresholds. Sempra Generation may be required to provide collateral when market price movements adversely affect the counterparty’s cost of replacement energy supplies if Sempra Generation fails to deliver the contracted amounts. Sempra Generation had no outstanding collateral requirements under such contracts at December 31, 2011 or 2010.

Sempra Pipelines & Storage

We expect Sempra Pipelines & Storage to require funding from the parent or from external sources to fund projects and investments, including development and expansion of its natural gas storage projects. We expect projects at Chilquinta Energía and Luz del Sur to be funded by external borrowings and funds internally generated by Chilquinta Energía and Luz del Sur.

We provide additional information about Sempra Pipelines & Storage’s investments in Chilquinta Energía and Luz del Sur in Note 3 of the Notes to Consolidated Financial Statements.

Sempra LNG

Sempra LNG required funding from 2007 through 2009 for its development and construction of the Energía Costa Azul and Cameron LNG terminals.  As both of these facilities are now in service, Sempra LNG is expected to provide operating cash flow for further development within Sempra Global.

CASH FLOWS FROM OPERATING ACTIVITIES

CASH PROVIDED BY OPERATING ACTIVITIES
(Dollars in millions)
	2011	2011 Change		2010	2010 Change		2009
Sempra Energy Consolidated	$1,867	$(287)	(13)%	$2,154	$279	15%	$1,875
SDG&E	882	153	21	729	88	14	641
SoCalGas	554	(182)	(25)	736	296	67	440

Sempra Energy Consolidated

Cash provided by operating activities at Sempra Energy decreased in 2011 due to:

▪	$402 million in settlement payments for the 2007 wildfires in 2011 (using $381 million of restricted cash), compared to $43 million net settlement payments for the 2007 wildfires in 2010;

▪	$130 million settlement payment related to energy crisis litigation in 2011, which was an increase to other current liabilities when accrued in 2010;

▪	$145 million lower distributions from RBS Sempra Commodities in 2011; and

▪	a $32 million increase in accounts receivable in 2011 compared to an $89 million decrease in accounts receivable in 2010; offset by

▪	$268 million decrease in income taxes receivable in 2011 compared to a $30 million increase in income taxes receivable in 2010;

▪	$161 million higher net income, adjusted for noncash items included in earnings, in 2011 compared to 2010; and

▪
$300 million of funds received in 2011 from a wildfire litigation settlement compared to $144 million of funds received in 2010, which is offset by an increase in restricted cash in cash flows from investing activities.

Cash provided by operating activities at Sempra Energy increased in 2010 due to:

▪	$170 million higher net income, adjusted for noncash items included in earnings, in 2010 compared to 2009;

▪	an increase in accounts payable in 2010 compared to a decrease in 2009 due to higher natural gas prices in 2010;

▪	an accounts receivable decrease in 2010 compared to an increase in 2009; and

▪
$144 million of restricted funds received from Cox Communications from a wildfire litigation settlement that we describe in Note 15 of the Notes to Consolidated Financial Statements, which is offset by an increase in restricted cash in cash flows from investing activities; offset by

▪	a decrease in overcollected regulatory balancing accounts in 2010 compared to an increase in 2009, which we discuss for SDG&E and SoCalGas below;

▪	an increase in inventory in 2010 compared to a decrease in 2009, primarily at Sempra Pipelines & Storage as a result of natural gas optimization activities; and

▪	$209 million lower distributions of joint venture earnings received from RBS Sempra Commodities in 2010.

Changes in Other Current Assets and Other Current Liabilities in 2010 at both Sempra Energy and SDG&E include $273 million in payments received from our liability insurance and $316 million of settlements paid, related to the SDG&E 2007 wildfire litigation, respectively. We used $34 million of the restricted cash from the litigation settlement for such payments.

SDG&E

Cash provided by operating activities at SDG&E increased in 2011 due to:

▪	$305 million higher net income, adjusted for noncash items included in earnings, in 2011 compared to 2010;

▪	a higher increase in accounts payable in 2011 compared to 2010; and

▪
$300 million of funds received in 2011 from a wildfire litigation settlement compared to $144 million of funds received in 2010; which is offset by an increase in restricted cash in cash flows from investing activities; offset by

▪	$111 million increase in income taxes receivable in 2011 compared to a $12 million decrease in income taxes receivable in 2010; and

▪	$402 million in settlement payments for the 2007 wildfires in 2011 (using $381 million of restricted cash), compared to $43 million net settlement payments for the 2007 wildfires in 2010.

Cash provided by operating activities at SDG&E increased in 2010 due to:

▪	$68 million higher net income, adjusted for noncash items included in earnings, in 2010;

▪	lower income tax payments in 2010; and

▪	$144 million of restricted funds received from a wildfire litigation settlement, which is offset by an increase in restricted cash in cash flows from investing activities; offset by

▪
$43 million net settlement payments in 2010 (using $34 million of restricted cash) compared to $10 million net receipts from our liability insurance carriers in 2009 related to the 2007 wildfire litigation (as we discuss above under “Sempra Energy Consolidated”); and

▪
a decrease in overcollected regulatory balancing accounts in 2010 compared to an increase in 2009. Over- and undercollected regulatory balancing accounts reflect the difference between customer billings and recorded or CPUC-authorized costs. These differences are required to be balanced over time.

SoCalGas

Cash provided by operating activities at SoCalGas decreased in 2011 due to:

▪	an increase in accounts receivable in 2011 compared to a decrease in 2010;

▪	an decrease in accounts payable in 2011 compared to an increase in 2010 primarily due to lower natural gas prices in 2011; and

▪	a higher increase in inventory in 2011 compared to 2010; offset by

▪	$40 million higher net income, adjusted for noncash items included in earnings, in 2011 compared to 2010.

Cash provided by operating activities at SoCalGas increased in 2010 due to:

▪	$58 million higher net income, adjusted for noncash items included in earnings, in 2010 compared to 2009;

▪	an increase in accounts payable in 2010 compared to a decrease in 2009 primarily due to higher natural gas prices in 2010;

▪	a decrease in accounts receivable in 2010 compared to an increase in 2009 due to lower other accounts receivable in 2010 related to natural gas storage transactions; and

▪	decreases in other liabilities of $137 million in 2009, including a $55 million prepayment of remaining installments due under a litigation settlement in 2009; offset by

▪	a decrease in inventory of $74 million in 2009 due to higher withdrawals from inventory in the fourth quarter of 2009 to supply core customers; and

▪	a decrease in overcollected regulatory balancing accounts in 2010 compared to an increase in 2009.

The table below shows the contributions to pension and other postretirement benefit plans for each of the past three years.

CONTRIBUTIONS TO PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS 2009-2011
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
	2011	2010	2009	2011	2010	2009
Sempra Energy Consolidated	$212	$159	$185	$72	$52	$45
SDG&E	69	61	58	15	15	16
SoCalGas	95	71	76	55	35	28

CASH FLOWS FROM INVESTING ACTIVITIES

CASH USED IN INVESTING ACTIVITIES
(Dollars in millions)
	2011	2011 Change		2010	2010 Change		2009
Sempra Energy Consolidated	$(3,070)	$1,787	139%	$(1,283)	$(1,389)	(52)%	$(2,672)
SDG&E	(1,764)	450	34	(1,314)	389	42	(925)
SoCalGas	(634)	68	12	(566)	70	14	(496)

Sempra Energy Consolidated

Cash used in investing activities at Sempra Energy increased in 2011 due to:

▪	a $782 million increase in capital expenditures;

▪	$611 million in cash used to fund Sempra Pipelines & Storage’s purchase of South American entities;

▪
$279 million lower distributions received from RBS Sempra Commodities related to the sale of joint venture businesses and assets, as we discuss in Note 4 of the Notes to Consolidated Financial Statements;

▪	a $300 million increase in SDG&E’s restricted cash due to funds received from a wildfire litigation settlement compared to $144 million of funds received in 2010;

▪	$180 million of distributions from Fowler Ridge 2 Wind Farm at Sempra Generation in 2010; and

▪	$175 million of proceeds received from Sempra Generation’s 2010 sale of its investment in Elk Hills; offset by

▪	$381 million in payments for claims related to wildfire litigation using restricted funds received from a wildfire litigation settlement; and

▪	Sempra Pipelines & Storage’s $292 million acquisition (net of cash acquired) resulting in the purchase of Mexican pipeline and natural gas infrastructure assets in 2010.

Cash used in investing activities at Sempra Energy decreased in 2010 due to:

▪
$849 million of distributions received from RBS Sempra Commodities LLP in 2010 related to the sale of joint venture businesses and assets, as we discuss in Note 4 of the Notes to Consolidated Financial Statements;

▪	$560 million lower contributions to Rockies Express, as the $65 million contribution in the first quarter of 2010 was the last required for the construction phase of the project;

▪	$235 million for Sempra Generation’s 2009 investment in Fowler Ridge 2; and

▪	$175 million of proceeds received from Sempra Generation’s 2010 sale of its investment in Elk Hills; offset by

▪	$144 million increase in restricted cash from funds received from a wildfire litigation settlement; and

▪	Sempra Pipelines & Storage’s acquisition of Mexican pipeline and natural gas infrastructure assets.

SDG&E

Cash used in investing activities increased at SDG&E in 2011 primarily due to:

▪	a $621 million increase in capital expenditures; and

▪	a $300 million increase in restricted cash due to funds received from a wildfire litigation settlement compared to $144 million of funds received in 2010; offset by

▪	$381 million in payments for claims related to wildfire litigation using restricted funds received from a wildfire litigation settlement.

Cash used in investing activities increased at SDG&E in 2010 primarily due to:

▪	a $255 million net increase in capital expenditures (a $369 million increase at SDG&E, offset by a decrease of $114 million at Otay Mesa VIE);

▪	$144 million increase in restricted cash due to funds received from a wildfire litigation settlement; and

▪	net proceeds of $24 million related to industrial development bonds in 2009; offset by

▪	$34 million in payments of claims related to wildfire litigation using restricted funds received from a wildfire litigation settlement.

SoCalGas

Cash used in investing activities increased at SoCalGas in 2011 primarily due to:

▪	a $180 million increase in capital expenditures; offset by

▪	a $49 million decrease in advances to Sempra Energy in 2011 compared a $63 million increase in advances to Sempra Energy in 2010.

Cash used in investing activities at SoCalGas increased in 2010, primarily due to a $63 million increase in advances to Sempra Energy in 2010.

CAPITAL EXPENDITURES AND INVESTMENTS

The table below shows our expenditures for property, plant and equipment, and for investments. We provide capital expenditure information by segment in Note 16 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY CONSOLIDATED
CAPITAL EXPENDITURES AND INVESTMENTS/ACQUISITIONS
(Dollars in millions)
	Property, plant and equipment	Investments and acquisition of businesses
2011	$2,844	$941
2010	2,062	611
2009	1,912	939
2008	2,061	2,675
2007	2,011	121

Sempra Energy Consolidated Capital Expenditures

We discuss capital expenditures at the Sempra Utilities below.

At Sempra Global, the primary capital expenditures over the last three years were as follows:

Sempra Generation

In 2011, capital expenditures include $181 million for the construction of the Mesquite Solar facility. In 2010, capital expenditures include $123 million for construction of the Copper Mountain Solar facility. Total capital expenditures in 2009 were $38 million.

Sempra Pipelines & Storage

In 2011, Sempra Pipelines & Storage had capital expenditures from the South American entities of $110 million related to distribution infrastructure and generation projects, including a hydroelectric power plant in Peru. Also in 2011, Sempra Pipelines & Storage had capital expenditures related to the development of approximately 20 Bcf of additional capacity at Bay Gas and Mississippi Hub. In 2010, Sempra Pipelines & Storage increased its operational working natural gas storage capacity by approximately 12 Bcf at Bay Gas and Mississippi Hub. In 2009, Sempra Pipelines & Storage completed its Cameron Interstate Pipeline project in Louisiana connecting the Cameron LNG terminal with several interstate pipelines. Related amounts included in total capital expenditures were

Natural gas storage:	Pipelines:
▪ $122 million in 2011	▪ None in 2011
▪ $170 million in 2010	▪ None in 2010
▪ $127 million in 2009	▪ $10 million in 2009

Sempra LNG

Sempra LNG’s Energía Costa Azul and Cameron terminals began commercial operations in May 2008 and July 2009, respectively. The nitrogen-injection facility at Energía Costa Azul was placed in service in December 2009. Expenditures for these facilities were $11 million in 2011, $17 million in 2010 and $207 million in 2009.

Sempra Energy Consolidated Investments and Acquisitions

In 2011, investments consisted primarily of:

▪	$611 million in cash used to fund Sempra Pipelines & Storage’s purchase of South American entities

▪	$146 million for the initial investment in Flat Ridge 2 Wind Farm

▪	$88 million for the initial investment in Mehoopany Wind Farm

▪	the purchase of $84 million in industrial development bonds

In 2010, investments consisted primarily of:

▪	acquisition of Mexican pipelines and infrastructure assets for approximately $300 million

▪	$209 million for the initial investment in Cedar Creek 2 Wind Farm

▪	$65 million invested in Rockies Express

In 2009, investments consisted primarily of:

▪	$625 million for Rockies Express and $235 million for Fowler Ridge 2 Wind Farm

▪	the purchase of $75 million in industrial development bonds

Sempra Energy Consolidated Distributions From Other Investments

Sempra Energy’s Distributions From Other Investments consist primarily of distributions representing return of investment from equity method and other investments at Sempra Generation and Sempra Pipelines & Storage as follows:

(Dollars in millions)	2011	2010	2009
Sempra Generation
Fowler Ridge 2	$2	$180	$	―
Cedar Creek 2	5	96		―
Elk Hills	―	9		―

Sempra Pipelines & Storage
Rockies Express	57	55		23
South America	―	31		―
Total	$64	$371		$23

The 2010 distributions from Fowler Ridge 2 and Cedar Creek 2 were made by the joint ventures upon entering into loans to finance the projects. Distributions of earnings from these investments are included in cash flows from operations.

Purchase of Bonds Issued by Unconsolidated Affiliate

In November 2009, Sempra Pipelines & Storage purchased $50 million of 2.75-percent bonds issued by Chilquinta Energía S.A., a then unconsolidated affiliate, that are adjusted for Chilean inflation. The bonds mature on October 30, 2014. We discuss these bonds in Note 5 of the Notes to Consolidated Financial Statements.

Sempra Utilities Capital Expenditures and Investments

The Sempra Utilities’ capital expenditures for property, plant and equipment were

(Dollars in millions)	2011	2010	2009
SDG&E	$1,831	$1,210	$955
SoCalGas	683	503	480

Capital expenditures at the Sempra Utilities in 2011 consisted primarily of:

SDG&E

▪	$593 million of improvements to natural gas and electric distribution systems

▪	$789 million for the Sunrise Powerlink transmission line

▪	$173 million of improvements to electric transmission systems

▪	$276 million for electric generation plants and equipment

SoCalGas

▪	$683 million of improvements to natural gas infrastructure

Through December 31, 2011, SDG&E has recorded $1.48 billion to property, plant and equipment related to the Sunrise Powerlink project, including $130 million of AFUDC related to debt and equity.

SDG&E also purchased $152 million of industrial development bonds in 2009. We discuss these bonds in Note 5 of the Notes to Consolidated Financial Statements.

FUTURE CONSTRUCTION EXPENDITURES AND INVESTMENTS

The amounts and timing of capital expenditures are generally subject to approvals by the CPUC, the FERC and other regulatory bodies. However, in 2012, we expect to make capital expenditures and investments of approximately $3.1 billion. These expenditures include

▪	$2.1 billion at the Sempra Utilities for capital projects and plant improvements ($1.4 billion at SDG&E and $710 million at SoCalGas)

▪	$1.0 billion at our other subsidiaries for development of natural gas storage facilities and pipelines, capital projects in South America and renewable generation projects

In 2012, the Sempra Utilities expect their capital expenditures and investments to include

▪	$630 million for improvements to SDG&E’s natural gas and electric distribution systems

▪	$170 million at SDG&E for the Sunrise Powerlink transmission line

▪	$200 million for improvements to SDG&E’s electric transmission systems

▪	$90 million for SDG&E’s electric generation plants and equipment

▪	$285 million for SDG&E’s renewable projects

▪	$710 million at SoCalGas for improvements to distribution and transmission systems and storage facilities, and for advanced metering infrastructure

The Sempra Utilities expect to finance these expenditures and investments with cash flows from operations, cash on hand and debt issuances.

Over the next five years and subject to the factors described below which could cause these estimates to vary substantially, the Sempra Utilities expect to make capital expenditures and investments of:

▪	$5.8 billion at SDG&E

▪	$5.0 billion at SoCalGas

In 2012, the expected capital expenditures and investments of $1.0 billion at our other subsidiaries, net of anticipated project financing and joint venture structures, include

Sempra Pipelines & Storage

▪	approximately $100 million to $200 million for capital projects in South America, including approximately $70 million for the Santa Teresa hydroelectric power at Luz del Sur

▪	approximately $50 million to $100 million for development of natural gas storage projects at Bay Gas and Mississippi Hub

Sempra Generation

▪	approximately $400 million for investment in the first phase (150 MW) of Mesquite Solar, a solar project at our Mesquite Power plant near Arlington, Arizona

▪	approximately $100 million for investment in the second phase (approximately 150 MW) of Copper Mountain Solar, a solar project located near Boulder City, Nevada

▪	approximately $200 million for investment in other renewable projects

Over the next five years and subject to the factors described below which could cause these estimates to vary substantially, Sempra Energy expects to make aggregate capital expenditures at its other subsidiaries of approximately $2.8 billion. This amount is net of $1.3 billion in anticipated project financing, and anticipated joint venture structures.

Capital expenditure amounts include capitalized interest. At the Sempra Utilities, the amounts also include the portion of AFUDC related to debt, but exclude the portion of AFUDC related to equity.  We provide further details about AFUDC in Note 1 of the Notes to Consolidated Financial Statements.

Periodically, we review our construction, investment and financing programs and revise them in response to changes in regulation, economic conditions, competition, customer growth, inflation, customer rates, the cost and availability of capital, and environmental requirements. We discuss these considerations in more detail in Notes 14 and 15 of the Notes to Consolidated Financial Statements.

Our level of capital expenditures and investments in the next few years may vary substantially and will depend on the cost and availability of financing, regulatory approvals, changes in U.S. federal tax law and business opportunities providing desirable rates of return.  We intend to finance our capital expenditures in a manner that will maintain our strong investment-grade credit ratings and capital structure.

CASH FLOWS FROM FINANCING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
(Dollars in millions)
	2011	2011 Change	2010	2010 Change	2009
Sempra Energy Consolidated	$534	$603	$(69)	$(645)	$576
SDG&E	784	85	699	421	278
SoCalGas	(301)	(499)	198	299	(101)

Sempra Energy Consolidated

Cash from financing activities in 2011 increased due to:

▪	$973 million higher issuances of long-term debt;

▪	$500 million common stock repurchase program in 2010; and

▪	$423 million lower long-term debt payments; offset by

▪	$498 million decrease in short-term debt in 2011 compared to a $568 million increase in 2010;

▪	$80 million for the redemption of subsidiary preferred stock;

▪	$76 million increase in common dividends paid; and

▪	$43 million related to Sempra Pipelines & Storage’s September 2011 tender offer discussed in Note 3 of the Notes to Consolidated Financial Statements.

At Sempra Energy, financing activities used cash in 2010 compared to providing cash in 2009, primarily due to:

▪	$500 million common stock repurchase program in 2010;

▪	$1 billion lower issuances of debt; and

▪	$470 million higher debt payments; offset by

▪	$94 million for the purchase of the remaining 40-percent ownership interest in Mississippi Hub in 2009 (as we discuss in Note 3 of the Notes to Consolidated Financial Statements); and

▪	$568 million increase in short-term debt in 2010 compared to a $659 million decrease in 2009.

SDG&E

Cash provided by financing activities in 2011 increased due to:

▪	a $200 million capital contribution from Sempra Energy in 2011; offset by

▪	$146 million lower issuances of long-term debt.

Cash provided by financing activities in 2010 increased primarily due to:

▪	$305 million higher issuances of long-term debt; and

▪	$150 million common dividends paid to Sempra Energy in 2009.

SoCalGas

At SoCalGas, financing activities used cash in 2011 compared to providing cash in 2010, primarily due to:

▪	a $250 million long-term debt payment in 2011; and

▪	$300 million issuance of long-term in 2010; offset by

▪	$50 million lower common dividends paid.

Cash provided by financing activities at SoCalGas in 2010 increased primarily due to:

▪	$300 million issuance of long-term debt in 2010; and

▪	$100 million long-term debt payment in 2009; offset by

▪	$100 million in common dividends paid in 2010.

LONG-TERM DEBT

Long-term debt balances (including the current portion of long-term debt) at December 31 were

(Dollars in millions)	2011	2010	2009
Sempra Energy Consolidated	$10,414	$9,329	$8,033
SDG&E	4,077	3,498	2,668
SoCalGas	1,321	1,582	1,294

At December 31, 2011, the following information applies to long-term debt, excluding commercial paper classified as long-term:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
Weighted average life to maturity, in years	13.2	18.3	13.0
Weighted average interest rate	5.23%	4.80%	5.32%

Issuances of Long-Term Debt

Major issuances of long-term debt over the last three years included the following:

(Dollars in millions)	Amount	Rate	Maturing

Sempra Energy
Variable rate notes (1.22% at December 31, 2011),
March 2011	$300	1.22%	2014
Notes, March 2011	500	2.00	2014
Notes, October 2009	750	6.00	2039
Notes, May 2009	750	6.50	2016

SDG&E
First mortgage bonds, November 2011	250	3.95	2041
First mortgage bonds, August 2011	350	3.00	2021
First mortgage bonds, August 2010	500	4.50	2040
First mortgage bonds, May 2010	250	5.35	2040
First mortgage bonds, May 2009	300	6.00	2039

SoCalGas
First mortgage bonds, November 2010	300	5.125	2040

Sempra Energy used the proceeds from its issuances of long-term debt primarily for general corporate purposes, including the repayment of commercial paper and to repay maturing long-term notes.

The Sempra Utilities used the proceeds from their issuances of long-term debt:

▪	for general working capital purposes;

▪	to support their electric (at SDG&E) and natural gas (SDG&E and SoCalGas) capital expenditure programs;

▪	to replenish amounts expended and fund future expenditures for the expansion and improvement of their utility plants; and

▪	to repay commercial paper at SDG&E.

Payments on Long-Term Debt

Payments on long-term debt in 2011 included

▪	$100 million of SoCalGas 4.375-percent first mortgage bonds at maturity in January 2011

▪	$150 million of SoCalGas variable rate first mortgage bonds at maturity in January 2011

Payments on long-term debt in 2010 included

▪	$500 million of Sempra Energy notes payable at maturity in March 2010

▪	retirement of $128 million of industrial development bonds related to Sempra Pipelines & Storage’s Liberty project

Payments on long-term debt in 2009 included

▪	$300 million of Sempra Energy 4.75-percent notes payable at maturity in May 2009

▪	$100 million of SoCalGas variable rate first mortgage bonds at maturity in December 2009

In Note 5 of the Notes to Consolidated Financial Statements, we provide information about our lines of credit and additional information about debt activity.

Payments on Notes Payable to Unconsolidated Affiliate

Sempra Pipelines & Storage prepaid $100 million of notes payable due to Chilquinta Energía Finance Co. LLC in November 2009.

CAPITAL STOCK TRANSACTIONS

Sempra Energy

Cash provided by employee stock option exercises and newly issued shares for our dividend reinvestment and 401(k) saving plans was

▪	$28 million in 2011

▪	$40 million in 2010

▪	$73 million in 2009

In 2010, we entered into a Collared Accelerated Share Acquisition Program under which we prepaid $500 million to repurchase shares of our common stock in a share forward transaction. We received 8.1 million shares under the program during 2010 and an additional 1.5 million shares when the program was completed in March 2011. We discuss the repurchase program in Note 13 of the Notes to Consolidated Financial Statements.

DIVIDENDS

Sempra Energy

Sempra Energy paid cash dividends on common stock of:

▪	$440 million in 2011

▪	$364 million in 2010

▪	$341 million in 2009

The increase in 2011 was due to increases in the per-share quarterly dividend from $0.39 in 2010 to $0.48 in 2011. The increase in 2010 is due to suspension of dividend reinvestment programs in July 2010.

On December 6, 2011, Sempra Energy declared a quarterly dividend of $0.48 per share of common stock that was paid on January 15, 2012. We provide additional information about Sempra Energy dividends above in “Capital Resources and Liquidity – Overview – Sempra Energy Consolidated.”

SDG&E paid a $150 million common dividend to Sempra Energy in the first quarter of 2009 after an extended review period associated with the Sunrise Powerlink project delayed the planned construction start. SDG&E did not pay any common dividends to Sempra Energy in 2011 and 2010 to preserve cash to fund its capital expenditures program.

SoCalGas paid dividends to Pacific Enterprises (PE) and PE paid corresponding dividends to Sempra Energy of:

▪	$50 million in 2011

▪	$100 million in 2010

PE, a wholly owned subsidiary of Sempra Energy, owns all of SoCalGas’ outstanding common stock. Accordingly, dividends paid by SoCalGas to PE and dividends paid by PE to Sempra Energy are both eliminated in Sempra Energy’s consolidated financial statements.

The board of directors for each of Sempra Energy, SDG&E and SoCalGas has the discretion to determine the payment and amount of future dividends by each such entity. The CPUC’s regulation of SDG&E’s and SoCalGas’ capital structures limits the amounts that are available for loans and dividends to Sempra Energy. At December 31, 2011, Sempra Energy could have received combined loans and dividends of approximately $969 million from SoCalGas and approximately $400 million from SDG&E.

We provide additional information about restricted net assets in Note 1 of the Notes to Consolidated Financial Statements.

CAPITALIZATION

TOTAL CAPITALIZATION AND DEBT-TO-CAPITALIZATION RATIOS
(Dollars in millions)
	As of December 31, 2011
	Sempra Energy
	Consolidated(1)	SDG&E(1)	SoCalGas
Total capitalization	$21,183	$7,997	$3,514
Debt-to-capitalization ratio	51%	51%	38%
(1)	Includes noncontrolling interests and debt of Otay Mesa Energy Center LLC for Sempra Energy and SDG&E with no significant impact.

Significant changes during 2011 that affected capitalization include the following:

▪	Sempra Energy Consolidated: comprehensive income exceeding dividends and net increases in long-term debt (including commercial paper classified as long-term)

▪	SDG&E: comprehensive income, a capital contribution from Sempra Energy and a net increase in long-term debt

▪	SoCalGas: comprehensive income exceeding dividends, partially offset by a net decrease in long-term debt

We provide additional information about these significant changes in Notes 1, 5 and 13 of the Notes to Consolidated Financial Statements.

COMMITMENTS

The following tables summarize principal contractual commitments, primarily long-term, at December 31, 2011 for Sempra Energy, SDG&E and SoCalGas. We provide additional information about commitments above and in Notes 5, 8 and 15 of the Notes to Consolidated Financial Statements.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	2012	2013 and 2014	2015 and 2016	Thereafter	Total
Long-term debt(1)	$320	$1,987	$1,102	$6,401	$9,810
Interest on long-term debt(2)	511	910	806	4,688	6,915
Operating leases	73	140	125	538	876
Capital leases	15	16	6	167	204
Purchased-power contracts	1,049	2,230	2,363	9,555	15,197
Natural gas contracts	558	431	121	257	1,367
LNG contracts(3)	517	1,314	1,507	12,131	15,469
Construction commitments	995	499	112	193	1,799
SONGS decommissioning	―	―	―	524	524
Other asset retirement obligations	19	39	38	1,305	1,401
Pension and other postretirement benefit
obligations(4)	274	607	556	756	2,193
Environmental commitments	12	18	3	13	46
Other	30	31	25	73	159
Totals	$4,373	$8,222	$6,764	$36,601	$55,960
(1)	Excludes $400 million commercial paper classified as long-term, as we discuss in Note 5 of the Notes to Consolidated Financial Statements.
(2)
We calculate expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest rate swaps. We calculate expected interest payments for variable-rate obligations, including fixed-to-floating interest rate swaps, based on forward rates in effect at December 31, 2011.

(3)
Sempra LNG has various LNG purchase agreements with major international companies for the supply of LNG to Sempra LNG’s Energía Costa Azul and Cameron terminals. The agreements range from short-term to multi-year periods and are priced using a predetermined formula based on U.S. market indices. The expected payments under the contracts are based on forward prices of the applicable market index from 2012 to 2021 and an estimated one percent escalation per year after 2021. We provide more information about these contracts in Note 15 of the Notes to Consolidated Financial Statements.

(4)	Amounts represent expected company contributions to the plans for the next 10 years.
PRINCIPAL CONTRACTUAL COMMITMENTS OF SDG&E
(Dollars in millions)
	2012	2013 and 2014	2015 and 2016	Thereafter	Total
Long-term debt	$10	$150	$284	$3,451	$3,895
Interest on long-term debt(1)	187	371	351	2,637	3,546
Operating leases	19	36	34	46	135
Capital leases	9	11	6	167	193
Purchased-power contracts	319	581	460	1,948	3,308
Construction commitments	229	55	41	83	408
SONGS decommissioning	―	―	―	524	524
Other asset retirement obligations	5	9	8	152	174
Pension and other postretirement benefit
obligations(2)	81	185	148	160	574
Environmental commitments	2	3	2	11	18
Totals	$861	$1,401	$1,334	$9,179	$12,775
(1)
SDG&E calculates expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest rate swaps. SDG&E calculates expected interest payments for variable-rate obligations based on forward rates in effect at December 31, 2011.

(2)	Amounts represent expected company contributions to the plans for the next 10 years.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SOCALGAS
(Dollars in millions)
	2012	2013 and 2014	2015 and 2016	Thereafter	Total
Long-term debt	$250	$250	$8	$805	$1,313
Interest on long-term debt(1)	67	104	88	659	918
Natural gas contracts	400	157	81	145	783
Operating leases	28	56	54	240	378
Capital leases	6	5	―	―	11
Construction commitments	60	137	71	110	378
Environmental commitments	9	12	1	1	23
Pension and other postretirement benefit
obligations(2)	153	348	332	474	1,307
Asset retirement obligations	14	30	29	1,102	1,175
Totals	$987	$1,099	$664	$3,536	$6,286
(1)	SoCalGas calculates interest payments using the stated interest rate for fixed-rate obligations.
(2)	Amounts represent expected company contributions to the plans for the next 10 years.

The tables exclude

▪	contracts between consolidated affiliates

▪	intercompany debt

▪	individual contracts that have annual cash requirements less than $1 million

▪	employment contracts

The tables also exclude income tax liabilities of

▪	$34 million for Sempra Energy Consolidated

▪	$7 million for SDG&E

These liabilities relate to uncertain tax positions and were excluded from the tables because we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of tax positions. We provide additional information about unrecognized tax benefits in Note 7 of the Notes to Consolidated Financial Statements.

OFF BALANCE-SHEET ARRANGEMENTS

Sempra Energy has provided maximum guarantees aggregating $185 million at December 31, 2011 to related parties, including continuing transitional guarantees related to RBS Sempra Commodities. We discuss these guarantees in Notes 5 and 15 of the Notes to Consolidated Financial Statements.

CREDIT RATINGS

The credit ratings of Sempra Energy, SDG&E and SoCalGas remained at investment grade levels in 2011. In August 2011, Fitch downgraded the rating on Sempra Energy’s unsecured debt from A- with a negative outlook to BBB+ with a stable outlook, consistent with Moody’s and Standard & Poor’s (S&P) ratings. Also at that time, Fitch affirmed that this downgrade had no effect on SDG&E’s and SoCalGas’ ratings.

Sempra Energy, SDG&E and SoCalGas have committed lines of credit to provide liquidity and to support commercial paper and variable-rate demand notes. Borrowings under these facilities bear interest at benchmark rates plus a margin that varies with market index rates and each borrower’s credit rating. Each facility also requires a commitment fee on available unused credit.

Under these committed lines, if Sempra Energy were to experience a ratings downgrade from its current level, the rate at which borrowings bear interest would increase by 25 to 50 basis points, depending on the severity of the downgrade. The commitment fee on available unused credit would also increase 15 to 25 basis points, depending on the severity of the downgrade.

Under these committed lines, if SDG&E or SoCalGas were to experience a ratings downgrade from its current level, the rate at which borrowings bear interest would increase by 25 to 75 basis points, depending on the severity of the downgrade. The commitment fee on available unused credit would also increase 2.5 to 22.5 basis points, depending on the severity of the downgrade.

For Sempra Energy and SDG&E, their credit ratings may affect credit limits related to derivative instruments, as we discuss in Note 10 of the Notes Consolidated Financial Statements.

FACTORS INFLUENCING FUTURE PERFORMANCE

SEMPRA ENERGY OVERVIEW

The Sempra Utilities’ operations have historically provided relatively stable earnings and liquidity. However, for the next few years, SoCalGas intends to limit its common stock dividends to reinvest its earnings in significant capital projects.

Sempra Generation is developing and investing in renewable energy generation projects that have long-term contracts with utilities. The renewable projects have planned in-service dates ranging from 2012 to 2016. These projects require construction financing from a variety of sources including operating cash flow, project financing, low-cost financing procured under the U.S. Department of Energy’s (DOE) loan guaranty program, U.S. Treasury Department cash grants, funds from the parent and partnering in joint ventures. The varying costs of these alternative financing sources impact the projects’ returns.

Current energy market prices are significantly lower than those under Sempra Generation’s contract with the DWR, which ended on September 30, 2011 and had provided a significant portion of Sempra Generation’s revenues. Revenues from Sempra Generation’s natural gas generation plants are also expected to be lower due to a decline in market demand and the sale of Sempra Generation’s El Dorado natural gas generation plant to SDG&E on October 1, 2011. Based on current market prices for electricity, contracts Sempra Generation enters into at its natural gas-fired plants to replace the DWR contract, if obtained, or merchant (daily) sales will provide substantially lower earnings.

In 2012, Sempra Energy intends to change the accounting methodology that it currently uses to recognize investment tax credits, which currently impacts only those credits associated with Sempra Generation’s solar projects. Through December 31, 2011, Sempra Generation used what is referred to as the flow-through method of accounting in which the investment tax credits associated with a project are recognized as a reduction of tax expense in the year in which capacity is placed in service. Starting in the first quarter of 2012, Sempra Generation will change to the deferral method of accounting for these projects. Under this methodology, instead of recognizing the investment tax credit, Sempra Generation will reduce the book basis of the asset by the amount of the tax credit. This results in lower book depreciation and therefore higher future earnings as compared to our current method. This change in accounting principle will be applied retrospectively in the first quarter of 2012. The decrease in net income and earnings from retroactively adopting the deferral method is estimated to be $26 million and $30 million, respectively, for the years ended December 31, 2011 and 2010, and a negligible amount for the year ended December 31, 2009.

This change in accounting for solar investment tax credits has no impact from an economic perspective. This change only affects when Sempra Generation recognizes earnings for these projects, but it does not affect the timing of cash flows. These projects are contracted for 20 to 25 years with utility counterparties.

In April 2011, Sempra Pipelines & Storage increased its investment in two utilities in South America. We expect the acquisition to be accretive to our earnings per share. However, in connection with our increased interests in Chilquinta Energía and Luz del Sur, Sempra Energy added $975 million in goodwill to its Consolidated Balance Sheet as of December 31, 2011. Goodwill is subject to impairment testing, annually and under other potential circumstances, which may cause its fair value to vary if differing estimates and assumptions are used in the valuation techniques applied as indicated by changing market or other conditions.

We discuss the acquisition in Note 3 of the Notes to Consolidated Financial Statements. Sempra Pipelines & Storage is also expected to provide earnings from construction projects when completed and other investments, but will require substantial funding for these investments.

At Sempra LNG, until there are firm LNG supply or capacity services contracts from third parties that would subscribe to 100 percent of the capacity of Sempra LNG’s Cameron terminal, Sempra LNG will seek to purchase short-term LNG supplies and sell short-term capacity, which may result in greater variability in revenues and earnings. Sempra LNG is currently evaluating opportunities to utilize its assets to support the liquefaction and exportation of LNG. The objective is to obtain a long-term contract and fully utilize our existing infrastructure while minimizing our future additional capital investment. In January 2012, the DOE approved Cameron LNG’s application for an LNG export license.

The Sempra Utilities’ performance will depend primarily on the ratemaking and regulatory process, environmental regulations, economic conditions, actions by the California legislature to address the state budget crisis and the changing energy marketplace. Their performance will also depend on the successful completion of capital projects that we discuss in various sections of this report.

Both SDG&E and SoCalGas have their 2012 General Rate Case (GRC) applications pending at the CPUC. The Sempra Utilities filed their initial applications for the 2012 GRC in December 2010 to establish their authorized 2012 revenue requirements and the ratemaking mechanisms by which those requirements will change on an annual basis over the subsequent three-year (2013-2015) period. In July 2011, SDG&E and SoCalGas filed revised applications and in February 2012, SDG&E and SoCalGas filed amendments to update the July 2011 filing. The 2012 amendments revised the requested increases to their authorized revenue requirements, as compared to their 2011 authorized revenues, to $235 million at SDG&E and to $268 million at SoCalGas. The Division of Ratepayer Advocates and other intervening parties are recommending that the CPUC reduce the utilities’ revenue requirements in 2012 by approximately 5 percent compared to 2011.

Evidentiary hearings were completed in January 2012 and final briefs reflecting the results from these hearings are scheduled to be filed with the CPUC by May 1, 2012. The final decision for the 2012 GRC will be made effective retroactive to January 1, 2012. However, until such time as a final decision is rendered, both SDG&E and SoCalGas are operating under the rates that were in effect in 2011 for the items addressed in the GRC process. The timing of the CPUC decision and the outcome from these proceedings will have an impact on the financial condition and operating results of the Sempra Utilities. If the CPUC’s final decision grants a significantly lower authorized revenue requirement, it could result in a material adverse effect to the Sempra Utilities’ cash flows, financial position and results of operations starting in 2012 as compared to 2011. More detailed information regarding the 2012 GRC is discussed in Note 14 of the Notes to the Consolidated Financial Statements.

In regard to the 2007 wildfire litigation, SDG&E’s settlement of claims and the estimate of outstanding claims and legal fees is approximately $2 billion, which is in excess of the $1.1 billion of liability insurance coverage and the $444 million of proceeds received as a result of the settlement with Cox Communications. However, SDG&E has concluded that it is probable that it will be permitted to recover from its utility customers substantially all reasonably incurred costs of resolving wildfire claims in excess of its liability insurance coverage and amounts recovered from other potentially responsible parties. Consequently, Sempra Energy and SDG&E expect no significant earnings impact from the resolution of the remaining wildfire claims. As of December 31, 2011, SDG&E’s Consolidated Balance Sheet reflects a regulatory asset in the amount of $594 million for these costs. However, SDG&E’s cash flow may be adversely affected by timing differences between the resolution of claims and recoveries from other potentially responsible parties and utility customers, which may extend over a number of years. In addition, recovery from customers will require future regulatory actions, and a failure to obtain substantial or full recovery, or any negative assessment of the likelihood of recovery, would likely have a material adverse effect on Sempra Energy’s and SDG&E’s financial condition, cash flows and results of operations.

SDG&E will continue to gather information to evaluate and assess the remaining wildfire claims and the likelihood, amount and timing of related recoveries from other potentially responsible parties and utility customers and will make appropriate adjustments to wildfire reserves and the related regulatory asset as additional information becomes available. We provide additional information concerning these matters in Notes 14 and 15 of the Notes to Consolidated Financial Statements.

SDG&E has a 20-percent ownership interest in San Onofre Nuclear Generating Station (SONGS), a 2,150-MW nuclear generating facility near San Clemente, California. SONGS is operated by Southern California Edison Company (Edison) and is subject to the jurisdiction of the NRC. Edison is currently addressing a number of regulatory and performance issues at SONGS, and the NRC has required Edison to take actions to provide greater assurance of compliance by SONGS personnel. Edison continues to implement plans and address the identified issues, however a number of these issues remain outstanding. To the extent that these issues persist, the likelihood of further required action by Edison persists, which may result in increased SONGS operating costs and/or adversely impacted operations. Currently, SDG&E is allowed to fully offset its share of SONGS operating costs in revenue. If further action is required, it may result in an increase in SDG&E’s Operation and Maintenance expense, with any increase being fully offset in Operating Revenues – Electric or, if electric generation is adversely impacted, require SDG&E to procure additional electricity supply from other sources.

In light of the aftermath and the significant safety events at the Fukushima Daiichi nuclear plant in Japan resulting from the earthquake and tsunami in March 2011, the NRC plans to perform additional operation and safety reviews of nuclear facilities in the United States. The lessons learned from the events in Japan and the results of the NRC reviews may impact future operations and capital requirements at nuclear facilities in the United States, including the operations and capital requirements at SONGS.

In 2010 and 2011, Edison installed four replacement steam generators in SONGS’ Units 2 and 3. Inspections of the Unit 2 steam generators during a planned maintenance and refueling outage in February 2012 found isolated areas of wear in some of the approximately 19,500 heat transfer tubes. As the steam generators are designed to include sufficient tubes to accommodate a need to remove some from service, Edison, in consultation with the steam generators’ manufacturer, determined that a number of the tubes should be removed from service as a preventive measure with the number of tubes being removed from service being well within the extra margin. Additionally, on January 31, 2012, a water leak was detected in one of the tubes of a new steam generator in Unit 3, and the unit was safely taken offline. Extensive testing of the Unit 3 steam generators is ongoing to fully understand the cause of the leak. In a memorandum dated February 16, 2012, the NRC determined that inasmuch as the leak was in a newly installed steam generator, it will conduct an event follow-up baseline inspection to review Edison’s response to the leak and verify the appropriateness of its remedial actions. Each unit will be restarted when repairs on that unit are completed, and Edison is satisfied that it is safe to do so.

The steam generators are warranted for an initial period of 20 years from acceptance by its supplier, Mitsubishi Heavy Industries (MHI). Subject to certain exceptions, the purchase agreement sets forth specified damages for certain repairs, generally limits MHI’s aggregate contractual liability to the purchase price of the generators and excludes consequential damages from recovery, such as the cost of replacement power. We provide more information about SONGS in Notes 6, 14 and 15 of the Notes to Consolidated Financial Statements.

Pending the outcome of the various regulatory agency evaluations of natural gas pipeline safety regulations, practices and procedures, Sempra Energy, including the Sempra Utilities, may incur incremental expense and capital investment associated with its natural gas pipeline operations and investments. In August 2011, SoCalGas, SDG&E, PG&E and Southwest Gas filed implementation plans to test or replace all natural gas transmission pipelines that have not been pressure tested with the CPUC as we discuss in Note 14 of the Notes to Consolidated Financial Statements. The Sempra Utilities are currently estimating that the total cost for Phase 1 of the two-phase plan is $3.1 billion over a 10-year period. The Sempra Utilities requested that the incremental capital investment required as a result of any approved plan be included in rate base and that cost recovery be allowed for any other incremental cost not eligible for rate-base recovery. The costs that are the subject of these plans are outside the scope of the 2012 GRC proceedings discussed above.

SDG&E’s next CPUC cost of capital proceeding is scheduled to be filed in April 2012 for a 2013 test year. In its 2012 GRC, SoCalGas has advised the CPUC of its intent to file its next CPUC cost of capital proceeding on the same schedule as SDG&E. A cost of capital proceeding determines the authorized capital structure, authorized rate of return and authorized rate for recovery of debt service costs on SDG&E’s electric distribution and generation assets and on both companies’ natural gas transmission and distribution assets. SDG&E’s and SoCalGas’ current CPUC authorized return on equity (ROE) is 11.10 percent and 10.82 percent, respectively, with authorized common equity capital structures of 49.00 percent and 48.00 percent, respectively. If the proceedings result in either a reduction in the authorized ROE or in the authorized common equity capital structure, it would have an adverse effect on the respective company’s cash flows, financial position and results of operations starting in 2013. Also, to the extent that either company’s authorized rate for recovery of debt service costs is higher than their actual rate of debt service costs at the time of the cost of capital proceeding, the authorized rate for recovery of debt service costs will be reduced to the actual rate of debt service costs, which would adversely affect the respective company’s cash flows, financial position and results of operations starting in 2013. We provide more information about the cost of capital proceedings in Note 14 of the Notes to Consolidated Financial Statements.

SoCalGas’ cost of capital trigger mechanism (the Market Indexed Capital Adjustment Mechanism or MICAM) identifies two conditions for determining whether a change in the authorized rate of return is required. Both conditions are based on the 30-year Treasury bond yields – one being the most recent trailing 12-month rolling average yield and the second being the corresponding 12-month forward forecasted yield as published by Global Insight. If both conditions fall outside a range of 3.88 percent (MICAM floor) to 6.88 percent (MICAM ceiling) in a given month, SoCalGas’ authorized ROE would be adjusted, upward or downward, by one-half of the difference between the trailing 12-month rolling average yield and 5.38 percent (SoCalGas’ MICAM benchmark interest rate), effective January 1 following the year in which both conditions were exceeded. Also, SoCalGas’ authorized recovery rate for the cost of debt and preferred stock would be adjusted to their actual weighted average cost. Therefore, SoCalGas’ authorized rate of return (ROR) would adjust, upward or downward, as a result of all three cost adjustments.

At December 31, 2011, neither SDG&E’s nor SoCalGas’ benchmark range has been exceeded. As of January 31, 2012, the historical rolling average yield for the 30-year Treasury bonds of 3.79 percent fell below the MICAM floor of 3.88 percent. In addition, the Global Insight 12-month forward forecasted yield of 3.48 percent published in early February 2012 is also below the MICAM floor. Therefore, SoCalGas’ MICAM mechanism calls for an adjustment of its ROE and authorized recovery for the cost of debt and preferred stock to their actual weighted average cost to be effective on January 1, 2013. However, as SoCalGas has advised the CPUC of its plan to file a cost of capital application in April 2012 along with the other California investor-owned utilities, SoCalGas expects that the decision from this cost of capital application will supersede the rates that would result from the MICAM trigger. As there haven’t been any objections raised to SoCalGas’ proposal to file a cost of capital application, management believes that the CPUC will accept SoCalGas’ application. Absent a SoCalGas cost of capital application and proceeding, SoCalGas’ ROE would be reduced to 10.02 percent effective January 1, 2013, a reduction of 80 basis points from its current authorized ROE, and its authorized ROR would be reduced to 8.05 percent, a reduction of 63 basis points from its current authorized ROR.

The current FERC formulaic rate methodology for SDG&E’s electric transmission assets will be reviewed in 2013, with the new rates effective in September 2013. This proceeding will assess the rate-making methodology to be employed for SDG&E’s FERC-regulated operations, including a determination of SDG&E’s FERC-authorized ROE and recovery of operation and maintenance expenses. If this proceeding results in a reduction from SDG&E’s current authorized ROE of 11.35 percent or in an adverse determination for the recovery of operation and maintenance expenses, it would adversely affect SDG&E’s cash flows, results of operations and financial condition.

We discuss additional potential and expected impacts of the 2010 Tax Act on our income tax expense, earnings and cash flows in “Results of Operations – Changes in Revenues, Costs and Earnings – Income Taxes” above.

In three separate transactions in 2010 and one in early 2011, we and RBS sold substantially all of the businesses and assets of our commodities-marketing partnership. We expect our share of the remaining proceeds from the sales of all of the joint venture’s businesses and related cash distributions to approximate $126 million, the amount of our remaining investment in the joint venture. We provide additional information in Notes 4 and 5 of the Notes to Consolidated Financial Statements.

We may be further impacted by depressed and rapidly changing economic conditions. Moreover, the dollar has fluctuated significantly compared to some foreign currencies, especially in Mexico and South America where we have significant operations. We discuss foreign currency rate risk further below under “Market Risk—Foreign Currency Rate Risk.” North American natural gas prices, which affect profitability at Sempra Generation and Sempra LNG, are currently significantly below Asian and European prices. These factors could, if they remain unchanged, adversely affect profitability.

We discuss additional matters that could affect our future performance in Notes 14 and 15 of the Notes to Consolidated Financial Statements.

FINANCIAL DERIVATIVES REFORMS

In July 2010, federal legislation to reform financial markets was enacted that significantly alters how over-the-counter (OTC) derivatives are regulated, which may impact all of our businesses. The law increased regulatory oversight of OTC energy derivatives, including (1) requiring standardized OTC derivatives to be traded on registered exchanges regulated by the U.S. Commodity Futures Trading Commission (CFTC), (2) imposing new and potentially higher capital and margin requirements and (3) authorizing the establishment of overall volume and position limits. The law gives the CFTC authority to exempt end users of energy commodities which could reduce, but not eliminate, the applicability of these measures to us and other end users. These requirements could cause our OTC transactions to be more costly and have an adverse effect on our liquidity due to additional capital requirements. In addition, as these reforms aim to standardize OTC products, they could limit the effectiveness of our hedging programs, because we would have less ability to tailor OTC derivatives to match the precise risk we are seeking to mitigate.

LITIGATION

We describe legal proceedings which could adversely affect our future performance in Note 15 of the Notes to Consolidated Financial Statements.

SEMPRA UTILITIES – INDUSTRY DEVELOPMENTS AND CAPITAL PROJECTS

We describe capital projects, electric and natural gas regulation and rates, and other pending proceedings and investigations that affect our business in Note 14 of the Notes to Consolidated Financial Statements.

SEMPRA GLOBAL INVESTMENTS

As we discuss in “Cash Flows From Investing Activities,” our investments will significantly impact our future performance. In addition to the discussion below, we provide information about these investments in “Capital Resources and Liquidity.”

Sempra Generation

Copper Mountain Solar

Copper Mountain Solar is a photovoltaic generation facility operated and under development by Sempra Generation in Boulder City, Nevada. When fully developed, the project will be capable of producing up to approximately 400 MW of solar power. Copper Mountain Solar 1 is a 58-MW photovoltaic generation facility currently in operation, and now includes the 10-MW facility previously referred to as El Dorado Solar.

Copper Mountain Solar 2 (CMS 2) will total 150 MW and construction began in December 2011. CMS 2 is divided into two phases, with the first phase of 92 MW planned to be completed by the end of January 2013 and the remaining 58 MW planned to be completed in 2015. PG&E has contracted for all of the solar power at CMS 2 for 25 years and has an option to accelerate the second phase of 58 MW to be available before 2015. The contract was approved by the CPUC in December 2011.

Mesquite Solar

Mesquite Solar is a photovoltaic generation facility under development by Sempra Generation in Maricopa County, Arizona. When fully developed, the project will be capable of producing up to approximately 700 MW of solar power. Construction of the first phase (Mesquite Solar 1) of 150 MW began in June 2011 and is expected to be completed in early 2013. In December 2011, solar panels were fully installed and began delivering 42 MW of electricity to the grid. PG&E has contracted for all of the solar power at Mesquite Solar 1 for 20 years, which contract was approved by the CPUC in April 2011.

Auwahi Wind

In January 2011, Sempra Generation entered into a 20-year contract with Maui Electric Company to provide 21 MW of wind energy from the Auwahi Wind project in the southeastern region of Maui. The contract was approved by the Hawaii Public Utilities Commission in June 2011. We expect construction on the project to begin in early 2012, and the project to be fully operational in late 2012.

In October 2011, Sempra Generation, 100-percent owner of the Auwahi Wind project, sold a 50-percent interest to a BP affiliate, Auwahi Wind Energy Holdings.

Energía Sierra Juárez

In April 2011, SDG&E entered into a 20-year contract for renewable power supplied from the 156-MW first phase of Sempra Generation’s Energía Sierra Juárez wind project in Baja California, Mexico. The contract is subject to approval by the CPUC and FERC. We expect construction on the project to begin in 2012, and the project to be fully operational in 2014.

Sempra Generation intends to develop the project within the framework of a joint venture, and is working on an agreement for the sale of a 50-percent partnership interest in the current phase of the project to BP Wind Energy.

Mehoopany Wind Farm

In December 2011, Sempra Generation entered into a joint venture with BP Wind Energy to develop the Mehoopany Wind Farm in Wyoming County, Pennsylvania, which is expected to generate up to 141 MW of energy. The power output from the wind farm has been sold under 20-year contracts to Old Dominion Electric Cooperative and Southern Maryland Electric Cooperative Inc. Construction began in November 2011, and we expect the project to be fully operational by the end of 2012.

Flat Ridge 2 Wind Farm

In December 2011, Sempra Generation entered into a joint venture with BP Wind Energy to develop the Flat Ridge 2 Wind Farm near Wichita, Kansas, which is expected to generate up to 419 MW of energy. The power output from the wind farm has been sold under three contracts for 20 to 25 year terms, including contracts with Associated Electric Cooperative, Inc. and Southwestern Electric Power Company. We expect the project to be fully operational by the end of 2012.

Sempra Pipelines & Storage

Natural Gas Storage Projects

Currently, Sempra Pipelines & Storage has 23 Bcf of operational working natural gas storage capacity. We are currently developing another 20 Bcf of capacity with planned in-service dates through 2013 and may, over the long term, develop as much as 76 Bcf of total storage capacity.

Sempra Pipelines & Storage’s natural gas storage facilities and projects include

▪
Bay Gas, a facility located 40 miles north of Mobile, Alabama, that provides underground storage and delivery of natural gas. Sempra Pipelines & Storage owns 91 percent of the project. It is the easternmost salt dome storage facility on the Gulf Coast, with direct service to the Florida market and markets across the Southeast, Mid-Atlantic and Northeast regions.

▪
Mississippi Hub, located 45 miles southeast of Jackson, Mississippi, an underground salt dome natural gas storage project with access to shale basins of East Texas and Louisiana, traditional gulf supplies and LNG, with multiple interconnections to serve the Southeast and Northeast regions.

▪
Liberty natural gas storage expansion, a salt cavern development project in Cameron Parish, Louisiana. Sempra Pipelines & Storage owns 75 percent of the project and ProLiance Transportation LLC owns the remaining 25 percent. The project’s location provides access to several LNG facilities in the area.

South American Utilities

We discuss the April 2011 increase in Sempra Pipelines & Storage’s investments in Chile and Peru in Note 3 of the Notes to Consolidated Financial Statements.

Santa Teresa. In May 2011, groundbreaking took place for Santa Teresa, a project at Luz del Sur to build a 98-MW hydroelectric power plant in Peru’s Cusco region. It is planned to be completed in 2014.

MARKET RISK

Market risk is the risk of erosion of our cash flows, earnings, asset values and equity due to adverse changes in market prices, and interest and foreign currency rates.

Risk Policies

Sempra Energy has policies governing its market risk management and trading activities. As required by CPUC and FERC affiliate compliance rules, Sempra Energy and the Sempra Utilities maintain separate and independent risk management committees, organizations and processes for each of the Sempra Utilities and for all non-CPUC regulated affiliates to provide oversight of these activities. The committees consist of senior officers who establish policy, oversee energy risk management activities, and monitor the results of trading and other activities to ensure compliance with our stated energy risk management and trading policies. These activities include, but are not limited to, daily monitoring of market positions that create credit, liquidity and market risk. The respective oversight organizations and committees are independent from the energy procurement departments.

Along with other tools, we use Value at Risk (VaR) to measure our exposure to market risk primarily associated with commodity derivative instruments that we hold. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence interval. VaR is calculated independently by the respective risk management oversight organizations. We use historical volatilities and correlations between instruments and positions in our calculations.

The Sempra Utilities use energy and natural gas derivatives to manage natural gas and energy price risk associated with servicing load requirements. The use of energy and natural gas derivatives is subject to certain limitations imposed by company policy and is in compliance with risk management and trading activity plans that have been filed with and approved by the CPUC. Any costs or gains/losses associated with the use of energy and natural gas derivatives are considered to be commodity costs. Commodity costs are generally passed on to customers as incurred. However, SoCalGas is subject to incentive mechanisms that reward or penalize the utility for commodity costs below or above certain benchmarks.

In 2010 and early 2011, Sempra Energy and RBS completed the divestiture of substantially all of the businesses and assets of RBS Sempra Commodities, their joint venture partnership, in four separate transactions, as we discuss in Note 4 of the Notes to Consolidated Financial Statements. In connection with each of these transactions, the buyers were, subject to certain qualifications, obligated to replace any guarantees that we had issued in connection with the applicable businesses sold with guarantees of their own. At December 31, 2011, the buyers have substantially completed this process for those counterparties with existing, open positions. For those guarantees which have not been replaced, the buyers are obligated to indemnify us in accordance with the applicable transaction documents for any claims or losses in connection with the guarantees that we issued associated with the businesses sold. We provide additional information in Note 1 of the Notes to Consolidated Financial Statements.

In addition, as a transitional measure, Sempra Energy continues to provide back-up guarantees and credit support for RBS Sempra Commodities, as we discuss above in “Capital Resources and Liquidity” and in Note 5 of the Notes to Consolidated Financial Statements.

We discuss revenue recognition in Notes 1 and 10 of the Notes to Consolidated Financial Statements and the additional market-risk information regarding derivative instruments in Note 10 of the Notes to Consolidated Financial Statements.

We have exposure to changes in commodity prices, interest rates and foreign currency rates and exposure to counterparty nonperformance. The following discussion of these primary market-risk exposures as of December 31, 2011, includes a discussion of how these exposures are managed.

Commodity Price Risk

Market risk related to physical commodities is created by volatility in the prices and basis of certain commodities. Our various subsidiaries are exposed, in varying degrees, to price risk, primarily to prices in the natural gas and electricity markets. Our policy is to manage this risk within a framework that considers the unique markets and operating and regulatory environments of each subsidiary.

Sempra Global is generally exposed to commodity price risk indirectly through its LNG, natural gas pipeline and storage, and power generating assets. Sempra Global may utilize commodity transactions in the course of optimizing these assets. These transactions are typically priced based on market indices, but may also include fixed price purchases and sales of commodities. Any residual exposure is monitored as described above.

The Sempra Utilities’ market-risk exposure is limited due to CPUC-authorized rate recovery of the costs of commodity purchases, intrastate transportation, and storage activity. However, SoCalGas may, at times, be exposed to market risk as a result of incentive mechanisms that reward or penalize the utility for commodity costs below or above certain benchmarks for SoCalGas’ Gas Cost Incentive Mechanism, which we discuss in Note 14 of the Notes to Consolidated Financial Statements. If commodity prices were to rise too rapidly, it is likely that volumes would decline. This decline would increase the per-unit fixed costs, which could lead to further volume declines. The Sempra Utilities manage their risk within the parameters of their market risk management framework. As of December 31, 2011, the total VaR of the Sempra Utilities’ natural gas and electric positions was not material, and the procurement activities were in compliance with the procurement plans filed with and approved by the CPUC.

Interest Rate Risk

We are exposed to fluctuations in interest rates primarily as a result of our having issued short- and long-term debt. Subject to regulatory constraints, we periodically enter into interest rate swap agreements to moderate our exposure to interest rate changes and to lower our overall costs of borrowing.

The table below shows the nominal amount and the one-year VaR for long-term debt, excluding commercial paper classified as long-term debt and capital lease obligations, at December 31, 2011 and 2010:

	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	Nominal	One-Year	Nominal	One-Year	Nominal	One-Year
(Dollars in millions)	Debt	VaR(1)	Debt	VaR(1)	Debt	VaR(1)
At December 31, 2011
Sempra Utility fixed-rate	$4,617	$782	$3,304	$623	$1,313	$159
Sempra Utility variable-rate	591	25	591	25	―	―
All other, fixed-rate and variable-rate	4,602	377	―	―	―	―
At December 31, 2010
Sempra Utility fixed-rate	$4,117	$787	$2,704	$587	$1,413	$200
Sempra Utility variable-rate	751	59	601	59	150	―
All other, fixed-rate and variable-rate	3,459	509	―	―	―	―
(1) After the effects of interest rate swaps.

At December 31, 2011, the total notional amount of interest rate swap transactions ranged from $15 million to $305 million at Sempra Energy and $285 million to $355 million at SDG&E (ranges relate to amortizing notional amounts). We provide further information about interest rate swap transactions in Note 10 of the Notes to Consolidated Financial Statements.

We also are subject to the effect of interest rate fluctuations on the assets of our pension plans, other postretirement benefit plans, and SDG&E’s nuclear decommissioning trusts. However, we expect the effects of these fluctuations, as they relate to the Sempra Utilities, to be passed on to customers.

Credit Risk

Credit risk is the risk of loss that would be incurred as a result of nonperformance of our counterparties’ contractual obligations. We monitor credit risk through a credit-approval process and the assignment and monitoring of credit limits. We establish these credit limits based on risk and return considerations under terms customarily available in the industry.

As with market risk, we have policies governing the management of credit risk that are administered by the respective credit departments for each of the Sempra Utilities and, on a combined basis, for all non-CPUC regulated affiliates and overseen by their separate risk management committees.

This oversight includes calculating current and potential credit risk on a daily basis and monitoring actual balances in comparison to approved limits. We avoid concentration of counterparties whenever possible, and we believe our credit policies significantly reduce overall credit risk. These policies include an evaluation of the following:

▪	prospective counterparties’ financial condition (including credit ratings)

▪	collateral requirements

▪	the use of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty

▪	downgrade triggers

We believe that we have provided adequate reserves for counterparty nonperformance.

When development projects at Sempra Global become operational, they rely significantly on the ability of their suppliers to perform on long-term agreements and on our ability to enforce contract terms in the event of nonperformance. Also, the factors that we consider in evaluating a development project include negotiating customer and supplier agreements and, therefore, we rely on these agreements for future performance. We also may base our decision to go forward on development projects on these agreements.

As noted above under “Interest Rate Risk,” we periodically enter into interest rate swap agreements to moderate exposure to interest rate changes and to lower the overall cost of borrowing. We would be exposed to interest rate fluctuations on the underlying debt should a counterparty to the swap fail to perform.

Foreign Currency Rate Risk

We have investments in entities whose functional currency is not the U.S. dollar, exposing us to foreign exchange movements, primarily in Latin American currencies.

The Mexican subsidiaries have U.S. dollar receivables and payables that give rise to foreign exchange movements for accounting principles generally accepted in Mexico and tax purposes. In addition, monetary assets and liabilities are adjusted for inflation for Mexican tax purposes. The fluctuations in foreign currency and inflation are subject to Mexican taxes and expose us to significant fluctuations in tax expense from changes in the exchange and inflation rates in Mexico.

Our primary objective in reducing foreign currency risk is to preserve the economic value of our overseas investments and to reduce earnings volatility that would otherwise occur due to exchange rate fluctuations. We may offset material cross-currency transactions and net income exposure through various means, including financial instruments and short-term investments. Because we do not hedge our net investment in foreign countries, we are susceptible to volatility in other comprehensive income caused by exchange rate fluctuations.

The hypothetical effects for every one percent appreciation in the U.S. dollar from year-end 2011 levels against the currencies of Latin American countries in which we have operations and investments are as follows:

(Dollars in millions)	Hypothetical Effects
Translation of 2011 earnings to U.S. dollars	$(2)
Transactional exposures	-
Translation of net assets of foreign subsidiaries and investments in foreign entities	(17)

Although the balances of monetary assets and liabilities at our Mexican subsidiaries may fluctuate significantly throughout the year, based on long-term debt balances with non-Mexican entities of $335 million at December 31, 2011, the hypothetical effect for Sempra Energy for every one percent increase in the Mexican inflation rate is approximately $1 million of additional income tax expense at our Mexican subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, AND KEY NONCASH PERFORMANCE INDICATORS

Management views certain accounting policies as critical because their application is the most relevant, judgmental, and/or material to our financial position and results of operations, and/or because they require the use of material judgments and estimates.

We describe our significant accounting policies in Note 1 of the Notes to Consolidated Financial Statements.  We discuss choices among alternative accounting policies that are material to our financial statements and information concerning significant estimates with the audit committee of the Sempra Energy board of directors.

CRITICAL ACCOUNTING POLICIES
SEMPRA ENERGY, SDG&E AND SOCALGAS
CONTINGENCIES
Assumptions & Approach Used
We accrue losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date and:

▪ information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events, and

▪ the amount of the loss can be reasonably estimated.

We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events.

Effect if Different Assumptions Used	Details of our issues in this area are discussed in Note 15 of the Notes to Consolidated Financial Statements.
REGULATORY ACCOUNTING
Assumptions & Approach Used
The Sempra Utilities record a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. Similarly, regulatory liabilities are recorded for amounts recovered in rates in advance of the expenditure. The Sempra Utilities review probabilities associated with regulatory balances whenever new events occur, such as:

▪ changes in the regulatory environment or the utility’s competitive position

▪ issuance of a regulatory commission order

▪ passage of new legislation

To the extent that circumstances associated with regulatory balances change, the regulatory balances are adjusted accordingly.

Effect if Different Assumptions Used	Details of the Sempra Utilities’ regulatory assets and liabilities are discussed in Notes 1 and 15 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
INCOME TAXES
Assumptions & Approach Used
Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. When we evaluate the anticipated resolution of income tax issues, we consider

▪ past resolutions of the same or similar issue

▪ the status of any income tax examination in progress

▪ positions taken by taxing authorities with other taxpayers with similar issues

The likelihood of deferred tax recovery is based on analyses of the deferred tax assets and our expectation of future taxable income, based on our strategic planning.

Effect if Different Assumptions Used
Actual income taxes could vary from estimated amounts because of:

▪ future impacts of various items, including changes in tax laws

▪ our financial condition in future periods

▪ the resolution of various income tax issues between us and taxing authorities

We discuss details of our issues in this area in Note 7 of the Notes to Consolidated Financial Statements.

Assumptions & Approach Used
For an uncertain position to qualify for benefit recognition, the position must have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a likelihood of more than 50 percent. If we do not have a more likely than not position with respect to a tax position, then we do not recognize any of the potential tax benefit associated with the position. A tax position that meets the “more likely than not” recognition is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon the effective resolution of the tax position.

Effect if Different Assumptions Used
Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

We discuss additional information related to accounting for uncertainty in income taxes in Note 7 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
DERIVATIVES
Assumptions & Approach Used
We value derivative instruments at fair value on the balance sheet. Depending on the purpose for the contract and the applicability of hedge accounting, the impact of instruments may be offset in earnings, on the balance sheet, or in other comprehensive income. We also use normal purchase or sale accounting for certain contracts. As discussed elsewhere in this report, whenever possible, we use exchange quotations or other third-party pricing to estimate fair values; if no such data is available, we use internally developed models and other techniques. The assumed collectability of derivative assets and receivables considers

▪ events specific to a given counterparty

▪ the tenor of the transaction

▪ the credit-worthiness of the counterparty

Effect if Different Assumptions Used
The application of hedge accounting to certain derivatives and the normal purchase or sale accounting election is made on a contract-by-contract basis. Using hedge accounting or the normal purchase or sale election in a different manner could materially impact Sempra Energy’s results of operations. However, such alternatives would not have a significant impact on the Sempra Utilities’ results of operations because of regulatory accounting principles. We provide details of our financial instruments in Note 10 of the Notes to Consolidated Financial Statements.

DEFINED BENEFIT PLANS
Assumptions & Approach Used
To measure our pension and postretirement obligations, costs and liabilities, we rely on several assumptions. We consider current market conditions, including interest rates, in making these assumptions.  We annually review these assumptions prior to the beginning of each year and update when appropriate.

The critical assumptions used to develop the required estimates include the following key factors:

▪ discount rate

▪ expected return on plan assets

▪ health-care cost trend rates

▪ mortality rates

▪ rate of compensation increases

▪ payout elections (lump sum or annuity)

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
DEFINED BENEFIT PLANS (CONTINUED)
Effect if Different Assumptions Used
The actuarial assumptions we use may differ materially from actual results due to:

▪ return on plan assets

▪ changing market and economic conditions

▪ higher or lower withdrawal rates

▪ longer or shorter participant life spans

▪ more or fewer lump sum versus annuity payout elections made by plan participants

▪ retirement rates

These differences, other than those related to the Sempra Utilities plans, where rate recovery offsets any effects of the assumptions on earnings, may result in a significant impact to the amount of pension and postretirement benefit expense we record. For the remaining plans, the approximate annual effect on earnings of a 25 basis point increase or decrease in the assumed discount rate would be less than $1 million and the effect of a 25 basis point increase or decrease in the assumed rate of return on plan assets would be less than $1 million.

We provide additional information, including the impact of increases and decreases in the health-care cost trend rate, in Note 8 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SDG&E
ASSET RETIREMENT OBLIGATIONS
Assumptions & Approach Used
SDG&E’s legal asset retirement obligations (AROs) related to the decommissioning of SONGS are recorded at fair value based on a site specific study performed every three years. The fair value of the obligations includes

▪ estimated decommissioning costs, including labor, equipment, material and other disposal costs

▪ inflation adjustment applied to estimated cash flows

▪ discount rate based on a credit-adjusted risk-free rate

▪ expected date of decommissioning

Effect if Different Assumptions Used
Changes in the estimated decommissioning costs, or in the assumptions and judgments by management underlying these estimates, could cause revisions to the estimated total cost associated with retiring the assets. Due to regulatory recovery of SDG&E’s nuclear decommissioning expense, rate-making accounting treatment is applied to SDG&E’s nuclear decommissioning activities, so they have no impact on SDG&E’s reported earnings.

We provide additional detail in Note 6 of the Notes to the Consolidated Financial Statements.

SEMPRA ENERGY
IMPAIRMENT TESTING OF LONG-LIVED ASSETS
Assumptions & Approach Used
Whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable, we consider if the estimated future undiscounted cash flows are less than the carrying amount of the assets.  If so, we estimate the fair value of these assets to determine the extent to which cost exceeds fair value.  For these estimates, we may consider data from multiple valuation methods, including data from market participants. We exercise judgment to estimate the future cash flows and the useful lives of long-lived assets and to determine our intent to use the assets. Our intent to use or dispose of assets is subject to re-evaluation and can change over time.

Effect if Different Assumptions Used
If an impairment test is required, the fair value of long-lived assets can vary if differing estimates and assumptions are used in the valuation techniques applied as indicated by changing market or other conditions. We discuss impairment of long-lived assets in Note 1 of the Notes to Consolidated Financial Statements.

IMPAIRMENT TESTING OF GOODWILL
Assumptions & Approach Used
On an annual basis or whenever events or changes in circumstances necessitate an evaluation, we consider whether goodwill may be impaired. We exercise judgment to develop estimates of the fair value of the reporting unit and the corresponding goodwill.  Our fair value estimates are developed from the perspective of a knowledgeable market participant. In the absence of observable transactions in the marketplace for similar investments, we consider an income-based approach such as discounted cash flow analysis. A discounted cash flow analysis may be based directly on anticipated future revenues and expenses and may be performed based on free cash flows generated within the reporting unit. Critical assumptions that affect our estimates of fair value may include

▪ consideration of market transactions

▪ future cash flows

▪ the appropriate risk-adjusted discount rate

▪ country risk

▪ entity risk

Effect if Different Assumptions Used
Testing goodwill for impairment requires an entity to first determine if the carrying value of a reporting unit exceeds its fair value and if so, to measure the amount of goodwill impairment, if any. When determining if goodwill is impaired, the fair value of the reporting unit and goodwill can vary if differing estimates and assumptions are used in the valuation techniques applied as indicated by changing market or other conditions.  As a result, recognizing a goodwill impairment may or may not be required. Sempra Energy added $975 million in goodwill to its Consolidated Balance Sheet in 2011.  We discuss goodwill in Notes 1, 2 and 3 of the Notes to Consolidated Financial Statements.

CARRYING VALUE OF EQUITY METHOD INVESTMENTS
Assumptions & Approach Used
We generally account for investments under the equity method when we have an ownership interest of 20 to 50 percent. The premium, or excess cost over the underlying carrying value of net assets, is referred to as equity method goodwill, which is included in the impairment testing of the equity method investment.

We consider whether the fair value of each equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary. To help evaluate whether a decline in fair value below cost has occurred and if the decline is other than temporary, we may develop fair value estimates for the investment. Our fair value estimates are developed from the perspective of a knowledgeable market participant. In the absence of observable transactions in the marketplace for similar investments, we consider an income-based approach such as discounted cash flow analysis or, with less weighting, the replacement cost of the underlying net assets. A discounted cash flow analysis may be based directly on anticipated future distributions from the investment, or may be performed based on free cash flows generated within the entity and adjusted for our ownership share total. When calculating estimates of fair or realizable values, we also consider whether we intend to hold or sell the investment. For certain held investments, critical assumptions include

▪ the appropriate risk-adjusted discount rate

▪ the availability and costs of natural gas

▪ competing fuels (primarily propane) and electricity

For investments that we hold for sale, such as our Argentine investments, or investments that are substantially sold, such as RBS Sempra Commodities, we consider comparable sales values, executed sales transactions or indications of value determined by cash and affiliate receivables within the entity when determining our estimates of fair value.

Effect if Different Assumptions Used
The risk assumptions applied by other market participants to value the investments could vary significantly or the appropriate approaches could be weighted differently. These differences could impact whether or not the fair value of the investment is less than its cost, and if so, whether that condition is other than temporary.  This could result in an impairment charge or a different amount of impairment charge, and, in cases where an impairment charge has been recorded, additional loss or gain upon sale.

We provide additional details in Note 4 of the Notes to Consolidated Financial Statements.

KEY NONCASH PERFORMANCE INDICATORS

A discussion of key noncash performance indicators related to each business unit follows:

Sempra Utilities

Key noncash performance indicators include number of customers, and natural gas volumes and electricity sold. Additional noncash performance indicators include goals related to safety, customer service, customer reputation, environmental considerations, on-time and on-budget completion of major projects and initiatives, and in the case of SDG&E, electric reliability. We discuss natural gas volumes and electricity sold in “Results of Operations – Changes in Revenues, Costs and Earnings” above.

Sempra Generation

Key noncash performance indicators include plant availability factors at the generating plants. For competitive reasons, Sempra Generation does not disclose its plant availability factors. Additional noncash performance indicators include goals related to safety, environmental considerations, and compliance with reliability standards.

Sempra Pipelines & Storage

Key noncash performance indicators for Sempra Pipelines & Storage’s consolidated operations include natural gas sales volume, facility availability, capacity utilization, and for our South American and other distribution operations, customer count and consumption. We discuss these above in “Our Business” and “Factors Influencing Future Performance.” Additional noncash performance indicators include goals related to safety, environmental considerations, and regulatory compliance.

Sempra LNG

Key noncash performance indicators include plant availability and capacity utilization. We discuss these above in “Our Business” and “Factors Influencing Future Performance.” Additional noncash performance indicators include goals related to safety, environmental considerations, regulatory compliance, and on-time and on-budget completion of development projects.

NEW ACCOUNTING STANDARDS

We discuss the relevant pronouncements that have recently become effective and have had or may have a significant effect on our financial statements in Note 2 of the Notes to Consolidated Financial Statements.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this report that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon assumptions with respect to the future, involve risks and uncertainties, and are not guarantees of performance. These forward-looking statements represent our estimates and assumptions only as of the filing date of this report. We assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors.

In this report, when we use words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “contemplates,” “intends,” “depends,” “should,” “could,” “would,” “will,” “may,” “potential,” “target,” “goals,” or similar expressions, or when we discuss our guidance, strategy, plans or intentions, we are making forward-looking statements.

Factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include

▪	local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments;

▪
actions by the California Public Utilities Commission, California State Legislature, Federal Energy Regulatory Commission, Nuclear Regulatory Commission, California Energy Commission, California Air Resources Board, and other regulatory, governmental and environmental bodies in the United States and other countries in which we operate;

▪	capital markets conditions, including the availability of credit and the liquidity of our investments;

▪	inflation, interest and exchange rates;

▪	the impact of benchmark interest rates, generally U.S. Treasury bond and Moody’s A-rated utility bond yields, on our Sempra Utilities’ cost of capital;

▪	energy markets, including the timing and extent of changes and volatility in commodity prices;

▪	the availability of electric power, natural gas and liquefied natural gas, including disruptions caused by failures in the North American transmission grid, pipeline explosions and equipment failures;

▪	weather conditions, natural disasters, catastrophic accidents, and conservation efforts;

▪	risks inherent in nuclear power generation and radioactive materials storage, including the catastrophic release of such materials;

▪	wars, terrorist attacks and cybersecurity threats;

▪	business, regulatory, environmental and legal decisions and requirements;

▪	expropriation of assets by foreign governments and title and other property disputes;

▪	the status of deregulation of retail natural gas and electricity delivery;

▪	the timing and success of business development efforts and construction, maintenance and capital projects;

▪	the inability or determination not to enter into long-term supply and sales agreements or long-term firm capacity agreements;

▪	the resolution of litigation; and

▪	other uncertainties, all of which are difficult to predict and many of which are beyond our control.

We caution you not to rely unduly on any forward-looking statements. You should review and consider carefully the risks, uncertainties and other factors that affect our business as described in this report and in our Annual Report on Form 10-K and other reports that we file with the Securities and Exchange Commission.

COMMON STOCK DATA

SEMPRA ENERGY COMMON STOCK

Our common stock is traded on the New York Stock Exchange. At February 24, 2012, there were approximately 37,500 record holders of our common stock.

The following table shows Sempra Energy quarterly common stock data:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2011
Market price
High	$54.44	$55.97	$53.76	$55.61
Low	$50.32	$51.53	$44.78	$48.38

2010
Market price
High	$56.61	$51.43	$54.32	$54.45
Low	$47.55	$43.91	$46.25	$49.49

We declared dividends of $0.48 and $0.39 per share in each quarter of 2011 and 2010, respectively. On February 24, 2012, our board of directors approved an increase to our quarterly common stock dividend to $0.60 per share ($2.40 annually), an increase of $0.12 per share ($0.48 annually) from $0.48 per share ($1.92 annually) authorized in February 2011.

SOCALGAS AND SDG&E COMMON STOCK

Pacific Enterprises (PE), a wholly owned subsidiary of Sempra Energy, owns all of SoCalGas’ outstanding common stock. Enova Corporation, a wholly owned subsidiary of Sempra Energy, owns all of SDG&E’s issued and outstanding common stock.

Information concerning dividend declarations for SoCalGas and SDG&E is included in each of their “Statements of Consolidated Comprehensive Income and Changes in Equity” set forth in the Consolidated Financial Statements.

DIVIDEND RESTRICTIONS

The payment and the amount of future dividends for Sempra Energy, SDG&E, and SoCalGas are within the discretion of their boards of directors. The CPUC’s regulation of the Sempra Utilities’ capital structures limits the amounts that the Sempra Utilities can pay us in the form of loans and dividends. We discuss these matters in Note 1 of the Notes to the Consolidated Financial Statements under “Restricted Net Assets” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity” in the “Overview – Sempra Utilities,” “Overview – Sempra Energy Consolidated” and “Dividends” sections.

PERFORMANCE GRAPH -- COMPARATIVE TOTAL SHAREHOLDER RETURNS

The following graph (Figure 2) compares the percentage change in the cumulative total shareholder return on Sempra Energy common stock for the five-year period ending December 31, 2011, with the performance over the same period of the Standard & Poor’s (S&P) 500 Index and the Standard & Poor’s 500 Utilities Index.

These returns were calculated assuming an initial investment of $100 in our common stock, the S&P 500 Index and the S&P 500 Utilities Index on December 31, 2006, and the reinvestment of all dividends.

Figure 2: Comparison of Cumulative Five-Year Total Return

FIVE-YEAR SUMMARIES

The following tables present selected financial data of Sempra Energy, SDG&E and SoCalGas for the five years ended December 31, 2011. The data is derived from the audited consolidated financial statements of each company. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes contained in this Annual Report.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA FOR SEMPRA ENERGY
(In millions, except for per share amounts)
	At December 31 or for the years then ended
	2011	2010	2009	2008	2007
Sempra Energy Consolidated
Revenues
Utilities:
Natural gas	$4,489	$4,491	$4,002	$5,573	$4,968
Electric	3,833	2,528	2,419	2,553	2,184
Energy-related businesses	1,714	1,984	1,685	2,632	4,286
Total revenues	$10,036	$9,003	$8,106	$10,758	$11,438

Income from continuing operations	$1,407	$733	$1,122	$1,068	$1,118
(Earnings) losses from continuing operations attributable
to noncontrolling interests	(42)	16	7	55	17
Preferred dividends of subsidiaries	(8)	(10)	(10)	(10)	(10)
Income from continuing operations attributable
to common shares	$1,357	$739	$1,119	$1,113	$1,125

Net income	$1,407	$733	$1,122	$1,068	$1,092
Earnings attributable to common shares	$1,357	$739	$1,119	$1,113	$1,099
Attributable to common shares:
Income from continuing operations
Basic	$5.66	$3.02	$4.60	$4.50	$4.34
Diluted	$5.62	$2.98	$4.52	$4.43	$4.26
Earnings
Basic	$5.66	$3.02	$4.60	$4.50	$4.24
Diluted	$5.62	$2.98	$4.52	$4.43	$4.16

Dividends declared per common share	$1.92	$1.56	$1.56	$1.37	$1.24
Return on common equity	14.4%	8.2%	13.2%	13.6%	13.9%
Effective income tax rate	21%	13%	29%	30%	34%
Price range of common shares:
High	$55.97	$56.61	$57.18	$63.00	$66.38
Low	$44.78	$43.91	$36.43	$34.29	$50.95

Weighted average rate base:
SoCalGas	$2,948	$2,860	$2,758	$2,702	$2,642
SDG&E	$5,071	$4,697	$4,362	$4,050	$3,846

AT DECEMBER 31
Current assets	$2,332	$3,353	$2,295	$2,476	$9,964
Total assets	$33,356	$30,283	$28,512	$26,400	$28,717
Current liabilities	$4,163	$3,786	$3,888	$3,612	$9,020
Long-term debt (excludes current portion)	$10,078	$8,980	$7,460	$6,544	$4,553
Short-term debt(1)	$785	$507	$1,191	$913	$1,071
Contingently redeemable preferred stock of subsidiary	$79	$79	$79	$79	$79
Sempra Energy shareholders’ equity	$9,838	$9,027	$9,007	$7,969	$8,339
Common shares outstanding	239.9	240.4	246.5	243.3	261.2
Book value per share	$41.00	$37.54	$36.54	$32.75	$31.93
(1) Includes long-term debt due within one year.

We discuss the impact of natural gas prices on revenues in 2011, 2010 and 2009 and the changes in our effective income tax rate in 2011 and 2010 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Changes in Revenues, Costs and Earnings.”

On April 6, 2011, we increased our interests in two South American utilities, which are now consolidated. Prior to the acquisition, we accounted for our investments in these entities as equity method investments. On April 30, 2010, we completed an acquisition resulting in the purchase of Mexican pipeline and natural gas infrastructure.  We discuss these acquisitions in Note 3 of the Notes to Consolidated Financial Statements.

On April 1, 2008, we sold our commodities-marketing businesses into a joint venture, and began accounting for these businesses under the equity method. In 2010 and early 2011, we and RBS sold substantially all of the businesses and assets of the joint venture. We discuss these transactions further in Notes 3 and 4 of the Notes to Consolidated Financial Statements.

We discuss litigation and other contingencies in Note 15 of the Notes to Consolidated Financial Statements.

Net Income and Earnings Attributable to Common Shares in 2007 included $26 million in after-tax loss from discontinued operations, primarily due to asset sales.

FIVE-YEAR SUMMARIES OF SELECTED FINANCIAL DATA FOR SDG&E AND SOCALGAS
(Dollars in millions)
	At December 31 or for the years then ended
	2011	2010	2009	2008	2007
SDG&E
Statement of Operations Data:
Operating revenues	$3,373	$3,049	$2,916	$3,251	$2,852
Operating income	755	657	589	570	500
Dividends on preferred stock	5	5	5	5	5
Earnings attributable to common shares	431	369	344	339	283

Balance Sheet Data:
Total assets	$13,555	$12,077	$10,229	$9,079	$8,499
Long-term debt (excludes current portion)	4,058	3,479	2,623	2,142	1,958
Short-term debt(1)	19	19	78	2	―
Preferred stock subject to mandatory redemption	―	―	―	―	14
Contingently redeemable preferred stock	79	79	79	79	79
SDG&E shareholders’ equity	3,739	3,108	2,739	2,542	2,200
SoCalGas
Statement of Operations Data:
Operating revenues	$3,816	$3,822	$3,355	$4,768	$4,282
Operating income	486	516	476	434	437
Dividends on preferred stock	1	1	1	1	1
Earnings attributable to common shares	287	286	273	244	230

Balance Sheet Data:
Total assets	$8,475	$7,986	$7,287	$7,351	$6,406
Long-term debt (excludes current portion)	1,064	1,320	1,283	1,270	1,113
Short-term debt(1)	257	262	11	100	―
SoCalGas shareholders’ equity	2,193	1,955	1,766	1,490	1,470
(1) Includes long-term debt due within one year.

We discuss the impact of natural gas prices on revenues in 2011, 2010 and 2009 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Changes in Revenues, Costs and Earnings.” We do not provide per-share data for SDG&E and SoCalGas because the common stock of each of them is indirectly wholly owned by Sempra Energy.

We discuss litigation and other contingencies in Note 15 of the Notes to Consolidated Financial Statements.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

SEMPRA ENERGY, SDG&E, SOCALGAS

Sempra Energy, SDG&E and SoCalGas have designed and maintain disclosure controls and procedures to ensure that information required to be disclosed in their respective reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to the management of each company, including each respective Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In designing and evaluating these controls and procedures, the management of each company recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives; therefore, the management of each company applies judgment in evaluating the cost-benefit relationship of other possible controls and procedures.

Under the supervision and with the participation of management, including the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E and SoCalGas, each company evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2011, the end of the period covered by this report. Based on these evaluations, the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E and SoCalGas concluded that their respective company’s disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

SEMPRA ENERGY, SDG&E, SOCALGAS

The respective management of each company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the management of each company, including each company’s principal executive officer and principal financial officer, the effectiveness of each company’s internal control over financial reporting was evaluated based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluations, each company concluded that its internal control over financial reporting was effective as of December 31, 2011. Deloitte & Touche, LLP audited the effectiveness of each company’s internal control over financial reporting as of December 31, 2011, as stated in their reports, which are included in this Annual Report.

There have been no changes in the companies’ internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the companies’ internal control over financial reporting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEMPRA ENERGY

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the internal control over financial reporting of Sempra Energy and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 28, 2012

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the accompanying consolidated balance sheets of Sempra Energy and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income and changes in equity, and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sempra Energy and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 28, 2012

SAN DIEGO GAS & ELECTRIC COMPANY

To the Board of Directors and Shareholders of San Diego Gas & Electric Company:

We have audited the internal control over financial reporting of San Diego Gas & Electric Company (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 28, 2012

To the Board of Directors and Shareholders of San Diego Gas & Electric Company:

We have audited the accompanying consolidated balance sheets of San Diego Gas & Electric Company (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income and changes in equity, and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Diego Gas & Electric Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 28, 2012

SOUTHERN CALIFORNIA GAS COMPANY

To the Board of Directors and Shareholders of Southern California Gas Company:

We have audited the internal control over financial reporting of Southern California Gas Company and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 28, 2012

To the Board of Directors and Shareholders of Southern California Gas Company:

We have audited the accompanying consolidated balance sheets of Southern California Gas Company and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income and changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southern California Gas Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 28, 2012

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2011	2010	2009

REVENUES
Utilities	$8,322	$7,019	$6,421
Energy-related businesses	1,714	1,984	1,685
Total revenues	10,036	9,003	8,106
EXPENSES AND OTHER INCOME
Utilities:
Cost of natural gas	(1,866)	(2,012)	(1,645)
Cost of electric fuel and purchased power	(1,397)	(637)	(672)
Energy-related businesses:
Cost of natural gas, electric fuel and purchased power	(746)	(1,046)	(864)
Other cost of sales	(137)	(88)	(77)
Litigation expense	(37)	(169)	(4)
Other operation and maintenance	(2,788)	(2,499)	(2,467)
Depreciation and amortization	(978)	(867)	(775)
Franchise fees and other taxes	(343)	(327)	(296)
Write-off of long-lived assets	―	―	(132)
Equity earnings (losses), before income tax:
RBS Sempra Commodities LLP	(24)	(314)	463
Other	33	22	36
Remeasurement of equity method investments	277	―	―
Other income, net	130	140	149
Interest income	26	16	21
Interest expense	(465)	(436)	(367)
Income before income taxes and equity earnings
of certain unconsolidated subsidiaries	1,721	786	1,476
Income tax expense	(366)	(102)	(422)
Equity earnings, net of income tax	52	49	68
Net income	1,407	733	1,122
(Earnings) losses attributable to noncontrolling interests	(42)	16	7
Preferred dividends of subsidiaries	(8)	(10)	(10)
Earnings	$1,357	$739	$1,119

Basic earnings per common share	$5.66	$3.02	$4.60
Weighted-average number of shares outstanding, basic (thousands)	239,720	244,736	243,339

Diluted earnings per common share	$5.62	$2.98	$4.52
Weighted-average number of shares outstanding, diluted (thousands)	241,523	247,942	247,384

Dividends declared per share of common stock	$1.92	$1.56	$1.56
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$252	$912
Restricted cash	24	131
Trade accounts receivable, net	1,198	891
Other accounts and notes receivable, net	147	141
Due from unconsolidated affiliates	―	34
Income taxes receivable	―	248
Deferred income taxes	―	75
Inventories	346	258
Regulatory balancing accounts – undercollected	38	―
Regulatory assets	89	90
Fixed-price contracts and other derivatives	85	81
Settlements receivable related to wildfire litigation	10	300
Other	143	192
Total current assets	2,332	3,353

Investments and other assets:
Restricted cash	22	27
Regulatory assets arising from pension and other postretirement
benefit obligations	1,126	869
Regulatory assets arising from wildfire litigation costs	594	364
Other regulatory assets	1,060	934
Nuclear decommissioning trusts	804	769
Investment in RBS Sempra Commodities LLP	126	787
Other investments	1,545	2,164
Goodwill	1,036	87
Other intangible assets	448	453
Sundry	691	600
Total investments and other assets	7,452	7,054

Property, plant and equipment:
Property, plant and equipment	31,303	27,087
Less accumulated depreciation and amortization	(7,731)	(7,211)
Property, plant and equipment, net ($494 and $516 at December 31, 2011 and
2010, respectively, related to VIE)	23,572	19,876
Total assets	$33,356	$30,283
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2011	2010
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$449	$158
Accounts payable – trade	983	755
Accounts payable – other	124	109
Due to unconsolidated affiliates	―	36
Income taxes payable	16	―
Deferred income taxes	173	―
Dividends and interest payable	219	188
Accrued compensation and benefits	323	311
Regulatory balancing accounts – overcollected	105	241
Current portion of long-term debt	336	349
Fixed-price contracts and other derivatives	92	106
Customer deposits	142	129
Reserve for wildfire litigation	586	639
Other	615	765
Total current liabilities	4,163	3,786
Long-term debt ($345 and $355 at December 31, 2011 and 2010, respectively,
related to VIE)	10,078	8,980

Deferred credits and other liabilities:
Customer advances for construction	142	154
Pension and other postretirement benefit obligations, net of plan assets	1,423	1,105
Deferred income taxes	1,554	1,561
Deferred investment tax credits	49	50
Regulatory liabilities arising from removal obligations	2,551	2,630
Asset retirement obligations	1,905	1,449
Other regulatory liabilities	87	138
Fixed-price contracts and other derivatives	301	290
Deferred credits and other	783	823
Total deferred credits and other liabilities	8,795	8,200
Contingently redeemable preferred stock of subsidiary	79	79

Commitments and contingencies (Note 15)

Equity:
Preferred stock (50 million shares authorized; none issued)	―	―
Common stock (750 million shares authorized; 240 million
shares outstanding at December 31, 2011 and 2010; no par value)	2,104	2,036
Retained earnings	8,225	7,329
Deferred compensation	(2)	(8)
Accumulated other comprehensive income (loss)	(489)	(330)
Total Sempra Energy shareholders’ equity	9,838	9,027
Preferred stock of subsidiaries	20	100
Other noncontrolling interests	383	111
Total equity	10,241	9,238
Total liabilities and equity	$33,356	$30,283
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,407	$733	$1,122
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	978	867	775
Deferred income taxes and investment tax credits	(24)	48	295
Equity (earnings) losses	(61)	243	(567)
Remeasurement of equity method investments	(277)	―	―
Write-off of long-lived assets	―	―	132
Fixed-price contracts and other derivatives	2	13	(30)
Other	(15)	(55)	(48)
Net change in other working capital components	(225)	58	(256)
Distributions from RBS Sempra Commodities LLP	53	198	407
Changes in other assets	34	54	139
Changes in other liabilities	(5)	(5)	(94)
Net cash provided by operating activities	1,867	2,154	1,875

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(2,844)	(2,062)	(1,912)
Proceeds from sale of assets	2	303	179
Expenditures for investments and acquisition of businesses,
net of cash acquired	(941)	(611)	(939)
Distributions from RBS Sempra Commodities LLP	570	849	―
Distributions from other investments	64	371	23
Purchases of nuclear decommissioning and other trust assets	(755)	(371)	(267)
Proceeds from sales by nuclear decommissioning and other trusts	753	372	230
Decrease in restricted cash	653	195	37
Increase in restricted cash	(541)	(318)	(45)
Decrease in notes receivable from unconsolidated affiliate	―	―	100
Purchase of bonds issued by unconsolidated affiliate	―	―	(50)
Other	(31)	(11)	(28)
Net cash used in investing activities	(3,070)	(1,283)	(2,672)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(440)	(364)	(341)
Redemption of subsidiary preferred stock	(80)	―	―
Preferred dividends paid by subsidiaries	(8)	(10)	(10)
Issuances of common stock	28	40	73
Repurchases of common stock	(18)	(502)	(22)
Issuances of debt (maturities greater than 90 days)	2,098	1,125	2,151
Payments on debt (maturities greater than 90 days)	(482)	(905)	(435)
(Decrease) increase in short-term debt, net	(498)	568	(659)
Payments on notes payable to unconsolidated affiliate	―	―	(100)
Purchase of noncontrolling interests	(43)	―	(94)
Other	(23)	(21)	13
Net cash provided by (used in) financing activities	534	(69)	576

Effect of exchange rate changes on cash and cash equivalents	9	―	―

(Decrease) increase in cash and cash equivalents	(660)	802	(221)
Cash and cash equivalents, January 1	912	110	331
Cash and cash equivalents, December 31	$252	$912	$110
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2011		2010	2009
CHANGES IN OTHER WORKING CAPITAL COMPONENTS
(Excluding cash and cash equivalents, and debt due within one year)
Accounts and notes receivable		$(32)	$89		$(190)
Income taxes, net		268	(30)		(17)
Inventories		(84)	(62)		124
Regulatory balancing accounts		(150)	(155)		42
Regulatory assets and liabilities		(2)	6		(1)
Other current assets		295	310		685
Accounts and notes payable		60	79		(109)
Other current liabilities		(580)	(179)		(790)
Net change in other working capital components		$(225)	$58		$(256)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized		$440	$415		$326
Income tax payments, net of refunds		144	68		112

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES
Acquisition of businesses:
Assets acquired		$2,833	$303	$	―
Cash paid, net of cash acquired		(611)	(292)		―
Fair value of equity method investments immediately prior to the acquisition		(882)	―		―
Fair value of noncontrolling interests		(279)	―		―
Additional consideration accrued		(32)	―		―
Liabilities assumed		$1,029	$11	$	―

Increase in capital lease obligations for investments in property, plant and equipment	$	―	$192		$50
Accrued capital expenditures		368	341		247
Return of investment (industrial development bonds)		180	―		―

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Dividends declared but not paid		$120	$96		$99
Cancellation of debt (industrial development bonds)		180	―		―
Conversion of debt into equity		30	―		―
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 31, 2011, 2010 and 2009
			Deferred
			Compen-	Accumulated
			sation	Other	Sempra
			Relating	Compre-	Energy	Non-
	Common	Retained	to	hensive	Shareholders’	controlling	Total
	Stock	Earnings	ESOP	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2008	$2,265	$6,235	$(18)	$(513)	$7,969	$340	$8,309

Net income (loss)		1,129			1,129	(7)	1,122
Comprehensive income adjustments:
Foreign currency translation adjustments				102	102		102
Available-for-sale securities				7	7		7
Pension and other postretirement benefits				(3)	(3)		(3)
Financial instruments				38	38	(3)	35
Comprehensive income (loss)				144	1,273	(10)	1,263

Share-based compensation expense	38				38		38
Common stock dividends declared		(383)			(383)		(383)
Preferred dividends of subsidiaries		(10)			(10)		(10)
Issuance of common stock	114				114		114
Tax benefit related to share-based
compensation	23				23		23
Repurchases of common stock	(22)				(22)		(22)
Common stock released from ESOP	10		5		15		15
Equity contributed by noncontrolling interests						7	7
Distributions to noncontrolling interests						(9)	(9)
Purchase of noncontrolling interest in
subsidiary	(10)				(10)	(84)	(94)
Balance at December 31, 2009	2,418	6,971	(13)	(369)	9,007	244	9,251

Net income (loss)		749			749	(16)	733
Comprehensive income adjustments:
Foreign currency translation adjustments				47	47		47
Available-for-sale securities				(8)	(8)		(8)
Pension and other postretirement benefits				13	13		13
Financial instruments				(13)	(13)	7	(6)
Comprehensive income (loss)				39	788	(9)	779

Share-based compensation expense	38				38		38
Common stock dividends declared		(381)			(381)		(381)
Preferred dividends of subsidiaries		(10)			(10)		(10)
Issuance of common stock	64				64		64
Tax benefit related to share-based
compensation	5				5		5
Repurchases of common stock	(502)				(502)		(502)
Common stock released from ESOP	13		5		18		18
Distributions to noncontrolling interests						(24)	(24)
Balance at December 31, 2010	$2,036	$7,329	$(8)	$(330)	$9,027	$211	$9,238
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND CHANGES IN EQUITY (CONTINUED)
(Dollars in millions)
	Years ended December 31, 2011, 2010 and 2009
			Deferred
			Compen-	Accumulated
			sation	Other	Sempra
			Relating	Compre-	Energy	Non-
	Common	Retained	to	hensive	Shareholders’	controlling	Total
	Stock	Earnings	ESOP	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2010	$2,036	$7,329	$(8)	$(330)	$9,027	$211	$9,238

Net income		1,365			1,365	42	1,407
Comprehensive income adjustments:
Foreign currency translation adjustments				(76)	(76)	6	(70)
Reclassification to net income of foreign
currency translation adjustment related
to remeasurement of equity method
investments				(54)	(54)		(54)
Available-for-sale securities				(1)	(1)		(1)
Pension and other postretirement benefits				(12)	(12)		(12)
Financial instruments				(16)	(16)	(36)	(52)
Comprehensive income (loss)				(159)	1,206	12	1,218

Share-based compensation expense	48				48		48
Common stock dividends declared		(461)			(461)		(461)
Preferred dividends of subsidiaries		(8)			(8)		(8)
Issuance of common stock	28				28		28
Repurchases of common stock	(18)				(18)		(18)
Common stock released from ESOP	14		6		20		20
Distributions to noncontrolling interests						(16)	(16)
Equity contributed by noncontrolling interests						36	36
Acquisition of South American entities						279	279
Purchase of noncontrolling interests in
subsidiary	(4)				(4)	(39)	(43)
Redemption of preferred stock of subsidiary						(80)	(80)
Balance at December 31, 2011	$2,104	$8,225	$(2)	$(489)	$9,838	$403	$10,241
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Operating revenues
Electric	$2,830	$2,535	$2,426
Natural gas	543	514	490
Total operating revenues	3,373	3,049	2,916
Operating expenses
Cost of electric fuel and purchased power	715	637	672
Cost of natural gas	226	217	206
Operation and maintenance	1,072	987	960
Depreciation and amortization	422	381	329
Franchise fees and other taxes	183	170	160
Total operating expenses	2,618	2,392	2,327
Operating income	755	657	589
Other income, net	79	10	64
Interest income	―	―	1
Interest expense	(142)	(136)	(104)
Income before income taxes	692	531	550
Income tax expense	(237)	(173)	(177)
Net income	455	358	373
(Earnings) losses attributable to noncontrolling interest	(19)	16	(24)
Earnings	436	374	349
Preferred dividend requirements	(5)	(5)	(5)
Earnings attributable to common shares	$431	$369	$344
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$29	$127
Restricted cash	21	116
Accounts receivable – trade, net	267	248
Accounts receivable – other, net	23	59
Due from unconsolidated affiliates	67	12
Income taxes receivable	102	37
Deferred income taxes	―	129
Inventories	82	71
Regulatory balancing accounts, net	38	―
Regulatory assets arising from fixed-price contracts and other derivatives	67	66
Other regulatory assets	11	5
Fixed-price contracts and other derivatives	27	28
Settlements receivable related to wildfire litigation	10	300
Other	51	50
Total current assets	795	1,248

Other assets:
Restricted cash	22	―
Deferred taxes recoverable in rates	570	502
Regulatory assets arising from fixed-price contracts and other derivatives	191	233
Regulatory assets arising from pension and other postretirement
benefit obligations	309	279
Regulatory assets arising from wildfire litigation costs	594	364
Other regulatory assets	160	73
Nuclear decommissioning trusts	804	769
Sundry	70	56
Total other assets	2,720	2,276

Property, plant and equipment:
Property, plant and equipment	13,003	11,247
Less accumulated depreciation and amortization	(2,963)	(2,694)
Property, plant and equipment, net ($494 and $516 at December 31, 2011
and 2010, respectively, related to VIE)	10,040	8,553
Total assets	$13,555	$12,077
See Notes to Consolidated Financial Statements.
SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2011	2010
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$375	$292
Due to unconsolidated affiliate	14	16
Deferred income taxes	62	―
Accrued compensation and benefits	124	115
Regulatory balancing accounts, net	―	61
Current portion of long-term debt	19	19
Fixed-price contracts and other derivatives	55	51
Customer deposits	62	54
Reserve for wildfire litigation	586	639
Other	139	136
Total current liabilities	1,436	1,383
Long-term debt ($345 and $355 at December 31, 2011 and 2010, respectively,
related to VIE)	4,058	3,479

Deferred credits and other liabilities:
Customer advances for construction	20	21
Pension and other postretirement benefit obligations, net of plan assets	342	309
Deferred income taxes	1,167	1,001
Deferred investment tax credits	26	25
Regulatory liabilities arising from removal obligations	1,462	1,409
Asset retirement obligations	693	619
Fixed-price contracts and other derivatives	243	248
Deferred credits and other	188	283
Total deferred credits and other liabilities	4,141	3,915
Contingently redeemable preferred stock	79	79

Commitments and contingencies (Note 15)

Equity:
Common stock (255 million shares authorized; 117 million shares outstanding;
no par value)	1,338	1,138
Retained earnings	2,411	1,980
Accumulated other comprehensive income (loss)	(10)	(10)
Total SDG&E shareholder’s equity	3,739	3,108
Noncontrolling interest	102	113
Total equity	3,841	3,221
Total liabilities and equity	$13,555	$12,077
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$455	$358	$373
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	422	381	329
Deferred income taxes and investment tax credits	290	52	73
Fixed-price contracts and other derivatives	(13)	22	(41)
Other	(68)	(32)	(21)
Changes in other assets	33	14	23
Changes in other liabilities	7	(3)	(53)
Changes in working capital components:
Accounts receivable	6	―	(53)
Due to/from affiliates, net	6	(2)	―
Inventories	(11)	(10)	1
Other current assets	309	343	660
Income taxes	(111)	12	(44)
Accounts payable	68	23	1
Regulatory balancing accounts	(87)	(99)	32
Interest payable	6	10	―
Other current liabilities	(430)	(340)	(639)
Net cash provided by operating activities	882	729	641
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(1,831)	(1,210)	(955)
Expenditures for short-term investments	―	―	(152)
Proceeds from sale of short-term investments	―	―	176
Purchases of nuclear decommissioning trust assets	(748)	(362)	(237)
Proceeds from sales by nuclear decommissioning trusts	741	352	230
Decrease in loans to affiliates, net	―	14	20
Proceeds from sale of assets	1	―	1
Decrease in restricted cash	520	152	37
Increase in restricted cash	(447)	(260)	(45)
Net cash used in investing activities	(1,764)	(1,314)	(925)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	200	―	―
Common dividends paid	―	―	(150)
Preferred dividends paid	(5)	(5)	(5)
Issuances of long-term debt	598	744	439
Payments on long-term debt	(10)	(10)	(2)
Increase in short-term debt, net	―	―	4
Capital contribution received by Otay Mesa VIE	5	―	4
Capital distributions made by Otay Mesa VIE	―	(24)	(9)
Other	(4)	(6)	(3)
Net cash provided by financing activities	784	699	278
(Decrease) increase in cash and cash equivalents	(98)	114	(6)
Cash and cash equivalents, January 1	127	13	19
Cash and cash equivalents, December 31	$29	$127	$13
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2011		2010	2009
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized		$131	$120	$99
Income tax payments, net of refunds		59	108	148

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase in capital lease obligations for investments in property, plant
and equipment	$	―	$188	$21
Accrued capital expenditures		187	173	157
Dividends declared but not paid		1	1	1
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 2011, 2010 and 2009
			Accumulated
			Other	SDG&E
	Common	Retained	Comprehensive	Shareholder’s	Noncontrolling	Total
	Stock	Earnings	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2008	$1,138	$1,417	$(13)	$2,542	$128	$2,670

Net income		349		349	24	373
Comprehensive income adjustments:
Pension and other postretirement benefits			2	2		2
Financial instruments			1	1	(3)	(2)
Comprehensive income			3	352	21	373

Preferred stock dividends declared		(5)		(5)		(5)
Common stock dividends declared		(150)		(150)		(150)
Distributions to noncontrolling interest					(9)	(9)
Equity contributed by noncontrolling interest					6	6
Balance at December 31, 2009	1,138	1,611	(10)	2,739	146	2,885

Net income (loss)		374		374	(16)	358
Comprehensive income adjustments:
Financial instruments					7	7
Comprehensive income (loss)			―	374	(9)	365

Preferred stock dividends declared		(5)		(5)		(5)
Distributions to noncontrolling interest					(24)	(24)
Balance at December 31, 2010	1,138	1,980	(10)	3,108	113	3,221

Net income		436		436	19	455
Comprehensive income adjustments:
Financial instruments					(36)	(36)
Comprehensive income (loss)			―	436	(17)	419

Preferred stock dividends declared		(5)		(5)		(5)
Capital contribution	200			200		200
Equity contributed by noncontrolling interest					6	6
Balance at December 31, 2011	$1,338	$2,411	$(10)	$3,739	$102	$3,841
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009

Operating revenues	$3,816	$3,822	$3,355
Operating expenses
Cost of natural gas	1,568	1,699	1,343
Operation and maintenance	1,305	1,174	1,138
Depreciation	331	309	293
Franchise fees and other taxes	126	124	105
Total operating expenses	3,330	3,306	2,879
Operating income	486	516	476
Other income, net	13	12	7
Interest income	1	1	3
Interest expense	(69)	(66)	(68)
Income before income taxes	431	463	418
Income tax expense	(143)	(176)	(144)
Net income	288	287	274
Preferred dividend requirements	(1)	(1)	(1)
Earnings attributable to common shares	$287	$286	$273
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$36	$417
Accounts receivable – trade, net	578	534
Accounts receivable – other, net	63	49
Due from unconsolidated affiliates	40	63
Income taxes receivable	17	28
Inventories	151	105
Regulatory assets	9	12
Other	28	39
Total current assets	922	1,247

Other assets:
Regulatory assets arising from pension and other postretirement
benefit obligations	808	586
Other regulatory assets	137	123
Sundry	8	8
Total other assets	953	717

Property, plant and equipment:
Property, plant and equipment	10,565	9,824
Less accumulated depreciation and amortization	(3,965)	(3,802)
Property, plant and equipment, net	6,600	6,022
Total assets	$8,475	$7,986
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable – trade	$315	$327
Accounts payable – other	78	79
Due to unconsolidated affiliate	2	11
Deferred income taxes	44	17
Accrued compensation and benefits	99	98
Regulatory balancing accounts, net	105	180
Current portion of long-term debt	257	262
Customer deposits	75	73
Other	172	163
Total current liabilities	1,147	1,210
Long-term debt	1,064	1,320
Deferred credits and other liabilities:
Customer advances for construction	110	133
Pension and other postretirement benefit obligations, net of plan assets	833	613
Deferred income taxes	576	418
Deferred investment tax credits	23	25
Regulatory liabilities arising from removal obligations	1,075	1,208
Asset retirement obligations	1,161	788
Deferred taxes refundable in rates	87	138
Deferred credits and other	206	178
Total deferred credits and other liabilities	4,071	3,501

Commitments and contingencies (Note 15)

Shareholders’ equity:
Preferred stock	22	22
Common stock (100 million shares authorized; 91 million shares outstanding;
no par value)	866	866
Retained earnings	1,326	1,089
Accumulated other comprehensive income (loss)	(21)	(22)
Total shareholders’ equity	2,193	1,955
Total liabilities and shareholders’ equity	$8,475	$7,986
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$288	$287	$274
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	331	309	293
Deferred income taxes and investment tax credits	130	107	70
Other	(6)	―	8
Changes in other assets	19	(7)	7
Changes in other liabilities	(7)	8	(68)
Changes in working capital components:
Accounts receivable	(57)	18	(30)
Inventories	(46)	(12)	74
Other current assets	5	(2)	10
Accounts payable	(7)	52	(99)
Income taxes	(12)	5	(2)
Due to/from affiliates, net	(18)	11	(10)
Regulatory balancing accounts	(63)	(56)	10
Customer deposits	2	(13)	(28)
Other current liabilities	(5)	29	(69)
Net cash provided by operating activities	554	736	440

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(683)	(503)	(480)
Decrease (increase) in loans to affiliates, net	49	(63)	(16)
Net cash used in investing activities	(634)	(566)	(496)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(50)	(100)	―
Preferred dividends paid	(1)	(1)	(1)
Issuance of long-term debt	―	299	―
Payment of long-term debt	(250)	―	(100)
Net cash (used in) provided by financing activities	(301)	198	(101)

(Decrease) increase in cash and cash equivalents	(381)	368	(157)
Cash and cash equivalents, January 1	417	49	206
Cash and cash equivalents, December 31	$36	$417	$49

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$65	$54	$59
Income tax payments, net of refunds	25	64	76

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Accrued capital expenditures	$97	$103	$75
Increase in capital lease obligations for investments in property, plant and
equipment	―	4	29
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND CHANGES IN SHAREHOLDERS’ EQUITY
(Dollars in millions)
	Years ended December 31, 2011, 2010 and 2009
				Accumulated
				Other	Total
	Preferred	Common	Retained	Comprehensive	Shareholders’
	Stock	Stock	Earnings	Income (Loss)	Equity
Balance at December 31, 2008	$22	$866	$630	$(28)	$1,490

Net income			274		274
Comprehensive income adjustments:
Financial instruments				3	3
Comprehensive income				3	277

Preferred stock dividends declared			(1)		(1)
Balance at December 31, 2009	22	866	903	(25)	1,766

Net income			287		287
Comprehensive income adjustments:
Financial instruments				3	3
Comprehensive income				3	290

Preferred stock dividends declared			(1)		(1)
Common stock dividends declared			(100)		(100)
Balance at December 31, 2010	22	866	1,089	(22)	1,955

Net income			288		288
Comprehensive income adjustments:
Pension and other postretirement benefits				(1)	(1)
Financial instruments				2	2
Comprehensive income				1	289

Preferred stock dividends declared			(1)		(1)
Common stock dividends declared			(50)		(50)
Balance at December 31, 2011	$22	$866	$1,326	$(21)	$2,193
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER FINANCIAL DATA

PRINCIPLES OF CONSOLIDATION

Sempra Energy

Sempra Energy’s Consolidated Financial Statements include the accounts of Sempra Energy, a California-based Fortune 500 holding company, and its consolidated subsidiaries and a variable interest entity (VIE). Sempra Energy’s principal subsidiaries are

▪	San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company (SoCalGas); and

▪
Sempra Global, the holding company for our energy-related businesses, which are Sempra Generation, Sempra Pipelines & Storage, Sempra LNG and, prior to 2011, Sempra Commodities. Sempra Pipelines & Storage also owns utilities in the U.S., Mexico, and South America.

We refer to SDG&E and SoCalGas collectively as the Sempra Utilities, which do not include the utilities in our Sempra Pipelines & Storage business unit. All references in these Notes to “Sempra Generation,” “Sempra Pipelines & Storage,” and “Sempra LNG,” are to the respective principal business units of Sempra Global and are not intended to refer to any legal entity with the same or similar name.

Sempra Energy uses the equity method to account for investments in affiliated companies over which we have the ability to exercise significant influence, but not control. We discuss our investments in unconsolidated subsidiaries in Notes 3 and 4.

SDG&E

SDG&E’s Consolidated Financial Statements include its accounts and the accounts of a VIE of which SDG&E is the primary beneficiary, as we discuss below under “Variable Interest Entities.” SDG&E’s common stock is wholly owned by Enova Corporation, which is a wholly owned subsidiary of Sempra Energy.

SoCalGas

SoCalGas’ Consolidated Financial Statements include its subsidiaries, which comprise less than one percent of its consolidated financial position and results of operations. SoCalGas’ common stock is wholly owned by Pacific Enterprises (PE), which is a wholly owned subsidiary of Sempra Energy.

BASIS OF PRESENTATION

This is a combined report of Sempra Energy, SDG&E and SoCalGas. We provide separate information for SDG&E and SoCalGas as required. References in this report to “we,” “our” and “Sempra Energy Consolidated” are to Sempra Energy and its consolidated entities, unless otherwise indicated by the context. We have eliminated intercompany accounts and transactions within the consolidated financial statements of each reporting entity.

We evaluated events and transactions that occurred after December 31, 2011 through the date the financial statements were issued, and in the opinion of management, the accompanying statements reflect all adjustments necessary for a fair presentation.

As we discuss in Note 3, in April 2011, Sempra Pipelines & Storage acquired two electric distribution utilities in South America. Sempra Pipelines & Storage also owns Mobile Gas Service Corporation (Mobile Gas) in southwest Alabama and Ecogas Mexico, S de RL de CV (Ecogas) in Northern Mexico, both natural gas distribution utilities. In prior years, we provided separate revenue and cost of revenue information on our consolidated statements of operations for the Sempra Utilities only, as the amounts for Mobile Gas and Ecogas were immaterial. Due to the addition of the South American utilities, we are now providing separate revenue and cost of revenue information on the Consolidated Statements of Operations on a combined basis for all of our utilities. Accordingly, amounts in the prior periods have been reclassified to conform with the current year presentation.

Use of Estimates in the Preparation of the Financial Statements

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP). This requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including the disclosure of contingent assets and liabilities at the date of the financial statements. Although we believe the estimates and assumptions are reasonable, actual amounts ultimately may differ significantly from those estimates.

REGULATORY MATTERS

Effects of Regulation

The accounting policies of our regulated utility subsidiaries in California, SDG&E and SoCalGas, conform with GAAP for regulated enterprises and reflect the policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

The Sempra Utilities prepare their financial statements in accordance with GAAP provisions governing regulated operations. Under these provisions, a regulated utility records a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. To the extent that recovery is no longer probable, the related regulatory assets are written off. Regulatory liabilities represent amounts collected from customers in advance of the actual expenditure by the utility. If the actual expenditures are less than amounts previously collected from ratepayers, the excess would be refunded to customers, generally by reducing future rates.

The following subsidiaries of Sempra Pipelines & Storage also apply GAAP for regulated utilities to their operations:

▪	Mobile Gas
▪	Ecogas

We provide information concerning regulatory assets and liabilities below in “Regulatory Balancing Accounts” and “Regulatory Assets and Liabilities.”

Regulatory Balancing Accounts

The following table summarizes our regulatory balancing accounts at December 31. The net payables (payables net of receivables) will be returned to customers by reducing future rates.

SUMMARY OF REGULATORY BALANCING ACCOUNTS AT DECEMBER 31
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2011	2010	2011	2010	2011	2010
Overcollected	$709	$733	$419	$443	$290	$290
Undercollected	(642)	(492)	(457)	(382)	(185)	(110)
Net payable (receivable)(1)	$67	$241	$(38)	$61	$105	$180
(1)	At December 31, 2011, the net receivable at SDG&E and the net payable at SoCalGas are shown separately on Sempra Energy’s Consolidated Balance Sheet.

Over- and undercollected regulatory balancing accounts reflect the difference between customer billings and recorded or CPUC-authorized costs, primarily commodity costs. Amounts in the balancing accounts are recoverable or refundable in future rates, subject to CPUC approval. Balancing account treatment eliminates the impact on earnings from variances in the covered costs from authorized amounts. Absent balancing account treatment, variations in the cost of fuel supply and certain operating and maintenance costs from amounts approved by the CPUC would increase volatility in utility earnings.

We provide additional information about regulatory matters in Notes 14 and 15.

Regulatory Assets and Liabilities

We show the details of regulatory assets and liabilities in the following table, and discuss each of them separately below.

REGULATORY ASSETS (LIABILITIES) AT DECEMBER 31
(Dollars in millions)
	2011	2010
SDG&E
Fixed-price contracts and other derivatives	$258	$299
Costs related to wildfire litigation	594	364
Deferred taxes recoverable in rates	570	502
Pension and other postretirement benefit obligations	309	279
Removal obligations(1)	(1,462)	(1,409)
Unamortized loss on reacquired debt, net	20	23
Environmental costs	17	17
Legacy meters	91	―
Other	43	38
Total SDG&E	440	113
SoCalGas
Pension and other postretirement benefit obligations	808	586
Employee benefit costs	66	59
Removal obligations(1)	(1,075)	(1,208)
Deferred taxes refundable in rates	(87)	(138)
Unamortized loss on reacquired debt, net	20	23
Environmental costs	21	18
Workers’ compensation	44	41
Other	(5)	(6)
Total SoCalGas	(208)	(625)
Other Sempra Energy
Mobile Gas	(5)	(16)
Ecogas	3	9
Total Other Sempra Energy	(2)	(7)
Total Sempra Energy Consolidated	$230	$(519)
(1)	Related to obligations discussed below in “Asset Retirement Obligations.”

NET REGULATORY ASSETS (LIABILITIES) AS PRESENTED ON THE CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
(Dollars in millions)
	2011			2010
	Sempra			Sempra
	Energy			Energy
	Consolidated	SDG&E	SoCalGas	Consolidated	SDG&E	SoCalGas
Current regulatory assets	$89	$78	$9	$90	$71	$12
Noncurrent regulatory assets	2,780	1,824	945	2,167	1,451	709
Current regulatory liabilities(1)	(1)	―	―	(8)	―	―
Noncurrent regulatory liabilities	(2,638)	(1,462)	(1,162)	(2,768)	(1,409)	(1,346)
Total	$230	$440	$(208)	$(519)	$113	$(625)
(1)	Included in Other Current Liabilities.

In the tables above:

▪
Regulatory assets arising from fixed-price contracts and other derivatives are offset by corresponding liabilities arising from purchased power and natural gas commodity and transportation contracts. The regulatory asset is increased/decreased based on changes in the fair market value of the contracts. It is also reduced as payments are made for commodities and services under these contracts.

▪
Deferred taxes recoverable/refundable in rates are based on current regulatory ratemaking and income tax laws. SDG&E and SoCalGas expect to recover/refund net regulatory assets/liabilities related to deferred income taxes over the lives of the assets that give rise to the accumulated deferred income tax liabilities/assets.

▪
Regulatory assets related to unamortized losses on reacquired debt are recovered over the remaining original amortization periods of the losses on reacquired debt. These periods range from 9 months to 16 years for SDG&E and from 2 years to 15 years for SoCalGas.

▪
Regulatory assets related to environmental costs represent the portion of our environmental liability recognized at the end of the period in excess of the amount that has been recovered through rates charged to customers. We expect this amount to be recovered in future rates as expenditures are made.

▪	Regulatory assets related to pension and other postretirement benefit obligations are offset by corresponding liabilities and are being recovered in rates as the plans are funded.
▪
Regulatory assets arising from costs related to wildfire litigation are costs in excess of liability insurance coverage and amounts recovered, and to be recovered, from other potentially responsible parties, as we discuss in Note 15 under “SDG&E—2007 Wildfire Litigation.”

▪
The regulatory asset related to the legacy meters removed from service and replaced under the Smart Meter Program is their undepreciated value. SDG&E expects to recover this asset over a remaining life of 28 years.

For substantially all of these assets, the cash has not yet been expended and the assets are offset by liabilities that do not incur a carrying cost.

FAIR VALUE MEASUREMENTS

We apply recurring fair value measurements to certain assets and liabilities, primarily nuclear decommissioning and benefit plan trust assets and other miscellaneous derivatives. “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model. Also, we consider an issuer’s credit standing when measuring its liabilities at fair value.

We establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 financial instruments primarily consist of listed equities, U.S. government treasury securities and exchange-traded derivatives.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including:

▪	quoted forward prices for commodities
▪	time value
▪	current market and contractual prices for the underlying instruments
▪	volatility factors
▪	other relevant economic measures

Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Our financial instruments in this category include the Nuclear Decommissioning Trusts’ investments at SDG&E and non-exchange-traded derivatives such as interest rate instruments and over-the-counter (OTC) forwards and options.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value from the perspective of a market participant.

CASH AND CASH EQUIVALENTS

Cash equivalents are highly liquid investments with maturities of three months or less at the date of purchase.

RESTRICTED CASH

Restricted cash at Sempra Energy, including amounts at SDG&E discussed below, was $46 million and $158 million at December 31, 2011 and 2010, respectively. At December 31, 2010, it included long-term funds held in trust for construction financing of certain natural gas storage facilities of Sempra Pipelines & Storage of $27 million.

We held $3 million and $15 million, respectively, at December 31, 2011 and 2010 of cash collateral received as security for guarantees issued by Sempra Energy related to businesses sold by RBS Sempra Commodities.  We discuss RBS Sempra Commodities in Note 4 and our related guarantees in Note 5.

SDG&E had restricted cash at December 31, 2011 of $14 million related to the purchase of a power plant on January 1, 2012. SDG&E had $110 million of restricted cash at December 31, 2010 representing funds received from a wildfire litigation settlement that we describe in Note 15.  These funds were restricted to use for 2007 wildfire litigation expenditures.  In addition, restricted cash at SDG&E of $29 million and $6 million at December 31, 2011 and 2010, respectively, are funds held by a trustee for Otay Mesa VIE (see “Variable Interest Entities—Otay Mesa VIE” below) to pay certain operating costs.

COLLECTION ALLOWANCES

We record allowances for the collection of trade and other accounts and notes receivable which include allowances for doubtful customer accounts and for other receivables. We show the changes in these allowances in the table below:

COLLECTION ALLOWANCES
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Sempra Energy Consolidated
Allowances for collection of receivables at January 1	$29	$27	$29
Provisions for uncollectible accounts	20	22	25
Write-offs of uncollectible accounts	(20)	(20)	(27)
Allowances for collection of receivables at December 31	$29	$29	$27
SDG&E
Allowances for collection of receivables at January 1	$5	$4	$6
Provisions for uncollectible accounts	8	7	8
Write-offs of uncollectible accounts	(7)	(6)	(10)
Allowances for collection of receivables at December 31	$6	$5	$4
SoCalGas
Allowances for collection of receivables at January 1	$14	$16	$18
Provisions for uncollectible accounts	8	8	12
Write-offs of uncollectible accounts	(10)	(10)	(14)
Allowances for collection of receivables at December 31	$12	$14	$16

INVENTORIES

The Sempra Utilities value natural gas inventory by the last-in first-out (LIFO) method. As inventories are sold, differences between the LIFO valuation and the estimated replacement cost are reflected in customer rates. Materials and supplies at the Sempra Utilities are generally valued at the lower of average cost or market.

At December 31, 2011 and 2010, Sempra Pipelines & Storage had $47 million and $35 million, respectively, of natural gas inventory recorded at lower of average cost or market and had $37 million and $2 million, respectively, of material and supplies valued at lower of average cost or market. At December 31, 2011 and 2010, Sempra LNG had $14 million and $26 million, respectively, of liquefied natural gas (LNG) inventory (categorized as natural gas below) valued by the first-in first-out method. At December 31, 2011 and 2010, Sempra Generation had $15 million and $18 million, respectively, of material and supplies valued at average cost or market.

INVENTORY BALANCES AT DECEMBER 31
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2011	2010	2011	2010	2011	2010
Natural gas	$195	$152	$6	$5	$128	$86
Materials and supplies	151	106	76	66	23	19
Total	$346	$258	$82	$71	$151	$105

INCOME TAXES

Income tax expense includes current and deferred income taxes from operations during the year. We record deferred income taxes for temporary differences between the book and the tax bases of assets and liabilities.  Investment tax credits from prior years are amortized to income by the Sempra Utilities over the estimated service lives of the properties as required by the CPUC, and represent regulatory liabilities. At Sempra Global and Parent, investment tax credits and production tax credits are recognized in income as earned.

The Sempra Utilities and Mobile Gas recognize

▪	regulatory assets to offset deferred tax liabilities if it is probable that the amounts will be recovered from customers; and
▪	regulatory liabilities to offset deferred tax assets if it is probable that the amounts will be returned to customers.

Other than local country withholding tax on current Peruvian earnings, we currently do not record deferred income taxes for basis differences between financial statement and income tax investment amounts in non-U.S. subsidiaries because their cumulative undistributed earnings are indefinitely reinvested.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position we take has to have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a likelihood of more than 50 percent. Otherwise, we may not recognize any of the potential tax benefit associated with the position. We recognize a benefit for a tax position that meets the “more likely than not” criterion at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon its effective resolution.

Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

We provide additional information about income taxes in Note 7.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment primarily represents the buildings, equipment and other facilities used by the Sempra Utilities to provide natural gas and electric utility services, and by Sempra Generation, Sempra Pipelines & Storage and Sempra LNG. It also reflects projects included in construction work in progress at these business units.

Our plant costs include

▪	labor

▪	materials and contract services

▪	expenditures for replacement parts incurred during a major maintenance outage of a generating plant

In addition, the cost of our utility plant includes an allowance for funds used during construction (AFUDC). We discuss AFUDC below. The cost of non-utility plant includes capitalized interest.

Maintenance costs are expensed as incurred.  The cost of most retired depreciable utility plant minus salvage value is charged to accumulated depreciation.

PROPERTY, PLANT AND EQUIPMENT BY MAJOR FUNCTIONAL CATEGORY
(Dollars in millions)
	Property, Plant		Depreciation rates for
	and Equipment at		years ended
	December 31,		December 31,
	2011	2010	2011	2010	2009
SDG&E:
Natural gas operations	$1,349	$1,280	3.15%	3.00%	2.84%
Electric distribution	4,894	4,700	4.13	4.06	3.97
Electric transmission	1,938	1,795	2.74	2.70	2.67
Electric generation(1)	2,166	1,737	4.92	4.30	3.84
Other electric(2)	604	666	8.26	8.19	8.50
Construction work in progress	2,052	1,069	NA	NA	NA
Total SDG&E	13,003	11,247
SoCalGas:
Natural gas operations(3)	10,055	9,376	3.62	3.54	3.50
Other non-utility	129	126	1.62	1.74	1.41
Construction work in progress	381	322	NA	NA	NA
Total SoCalGas	10,565	9,824

Sempra Global and parent(4):			Estimated Useful Lives
Land and land rights	292	194	25 to 50 years(5)
Machinery and equipment:
Utility electric distribution operations	1,267	―	10 to 50 years
Generating plants	1,389	1,668	4 to 35 years
LNG terminals	2,059	2,049	3 to 50 years
Pipelines and storage	1,510	1,375	10 to 50 years
Other	168	97	2 to 50 years
Construction work in progress	849	428		N/A
Other	201	205	3 to 50 years
	7,735	6,016
Total Sempra Energy Consolidated	$31,303	$27,087
(1)	Includes capital lease assets of $183 million and $182 million at December 31, 2011 and 2010, respectively.
(2)	Includes capital lease assets of $26 million at both December 31, 2011 and 2010.
(3)	Includes capital lease assets of $33 million at both December 31, 2011 and 2010.
(4)
December 31, 2011 balances include $163 million and $126 million of utility plant, primarily pipelines and other distribution assets, at Mobile Gas and Ecogas, respectively. December 31, 2010 balances include $156 million and $137 million of utility plant, primarily pipelines and other distribution assets, at Mobile Gas and Ecogas, respectively.

(5)	Estimated useful lives are for land rights.

Depreciation expense is based on the straight-line method over the useful lives of the assets or, for the Sempra Utilities, a shorter period prescribed by the CPUC. Depreciation expense is computed using the straight-line method over the asset’s estimated original composite useful life, the CPUC-prescribed period or the remaining term of the site leases, whichever is shortest.

The accumulated depreciation and decommissioning amounts on our Consolidated Balance Sheets are as follows:

ACCUMULATED DEPRECIATION AND DECOMMISSIONING AMOUNTS
(Dollars in millions)
	December 31,
	2011	2010
SDG&E:
Accumulated depreciation and decommissioning of utility plant in service:
Electric(1)	$2,387	$2,152
Natural gas	576	542
Total SDG&E	2,963	2,694
SoCalGas:
Accumulated depreciation of natural gas utility plant in service(2)	3,863	3,702
Accumulated depreciation – other non-utility	102	100
Total SoCalGas	3,965	3,802
Sempra Global and parent:
Accumulated depreciation – other non-utility(3)	759	715
Accumulated depreciation of utility electric distribution operations	44	―
	803	715
Total Sempra Energy Consolidated	$7,731	$7,211
(1)	Includes accumulated depreciation for assets under capital lease of $16 million and $7 million at December 31, 2011 and 2010, respectively.
(2)	Includes accumulated depreciation for assets under capital lease of $22 million and $14 million at December 31, 2011 and 2010, respectively.
(3)
December 31, 2011 balances include $15 million and $28 million of accumulated depreciation for utility plant at Mobile Gas and Ecogas, respectively. December 31, 2010 balances include $9 million and $29 million of accumulated depreciation for utility plant at Mobile Gas and Ecogas, respectively.

The Sempra Utilities finance their construction projects with borrowed funds and equity funds. The CPUC and the FERC allow the recovery of the cost of these funds by the capitalization of AFUDC, calculated using rates authorized by the CPUC and the FERC, as a cost component of property, plant and equipment. The Sempra Utilities earn a return on the allowance after the utility property is placed in service and recover the AFUDC from their customers over the expected useful lives of the assets.

Sempra Global businesses capitalize interest costs incurred to finance capital projects.  The Sempra Utilities also capitalize certain interest costs.

CAPITALIZED FINANCING COSTS
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Sempra Energy Consolidated:
AFUDC related to debt	$40	$24	$15
AFUDC related to equity	99	57	39
Other capitalized financing costs	26	33	73
Total Sempra Energy Consolidated	$165	$114	$127
SDG&E:
AFUDC related to debt	$33	$18	$10
AFUDC related to equity	80	43	29
Other capitalized financing costs	―	―	4
Total SDG&E	$113	$61	$43
SoCalGas:
AFUDC related to debt	$7	$6	$5
AFUDC related to equity	19	14	10
Other capitalized financing costs	―	―	1
Total SoCalGas	$26	$20	$16

ASSETS HELD FOR SALE

At December 31, 2010, we held gas and steam turbine assets for sale of $40 million which were recorded in Other Current Assets on the Sempra Energy Consolidated Balance Sheet. In December 2011, management decided to hold these assets for future use in potential development projects at Sempra Generation. Accordingly, we have reclassified them from assets held for sale to construction work in progress. The assets held for sale had no effect on results of operations for any of the periods presented.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill is the excess of the purchase price over the fair value of the identifiable net assets of acquired companies. Goodwill is not amortized but is tested annually on October 1 for impairment. Impairment of goodwill occurs when the carrying amount (book value) of goodwill exceeds its implied fair value. If the carrying value of the reporting unit, including goodwill, exceeds its fair value, and the book value of goodwill is greater than its fair value on the test date, we record a goodwill impairment loss.

Sempra Pipelines & Storage recorded goodwill of $975 million in April 2011 in connection with the acquisition of AEI’s interests in Chilquinta Energía S.A. (Chilquinta Energía) in Chile, Luz del Sur S.A.A. (Luz del Sur) in Peru, and their subsidiaries and $18 million in April 2010 in connection with the acquisition of the Mexican pipeline and natural gas infrastructure assets of El Paso Corporation, which we discuss in Note 3.

Goodwill on the Sempra Energy Consolidated Balance Sheets is recorded as follows:

GOODWILL
(Dollars in millions)
	Sempra
	Pipelines &	Parent
	Storage	and Other	Total
Balance as of December 31, 2009	$62	$6	$68
Acquisition of Mexican pipeline and natural gas infrastructure assets and other	19	―	19
Balance as of December 31, 2010	81	6	87
Acquisition of Chilquinta Energía and Luz del Sur	975	―	975
Foreign currency translation(1)	(26)	―	(26)
Balance at December 31, 2011	$1,030	$6	$1,036
(1) We record the offset of this fluctuation to other comprehensive income.

We provide additional information concerning goodwill related to our equity method investments and the impairment of investments in unconsolidated subsidiaries in Note 4.

Other Intangible Assets

Sempra Pipelines & Storage recorded $460 million of intangible assets in connection with the acquisition of EnergySouth, Inc. in 2008. These intangible assets represent storage and development rights related to the natural gas storage facilities of Bay Gas Storage, LLC (Bay Gas) and Mississippi Hub, LLC (Mississippi Hub) and were recorded at estimated fair value as of the date of the acquisition using discounted cash flows analysis. Our important assumptions in determining fair value include estimated future cash flows, the estimated useful life of the intangible assets and our use of appropriate discount rates. We are amortizing these intangible assets over their estimated useful lives as shown in the table below.

Other Intangible Assets on the Sempra Energy Consolidated Balance Sheets are as follows:

OTHER INTANGIBLE ASSETS
(Dollars in millions)
	Amortization period	December 31,	December 31,
	(years)	2011	2010
Storage rights	46	$138	$138
Development rights	50	322	322
Other	11 years to indefinite	21	16
		481	476
Less accumulated amortization:
Storage rights		(21)	(14)
Development rights		(10)	(7)
Other		(2)	(2)
		(33)	(23)
Total		$448	$453

Amortization expense related to the above intangible assets was $10 million in each of 2011, 2010 and 2009. We estimate the amortization expense for the next five years to be $10 million per year.

LONG-LIVED ASSETS

We periodically evaluate whether events or circumstances have occurred that may affect the recoverability or the estimated useful lives of long-lived assets, the definition of which includes intangible assets subject to amortization, but does not include unconsolidated subsidiaries. Impairment of long-lived assets occurs when the estimated future undiscounted cash flows are less than the carrying amount of the assets. If that comparison indicates that the assets’ carrying value may not be recoverable, the impairment is measured based on the difference between the carrying amount and the fair value of the assets. This evaluation is performed at the lowest level for which separately identifiable cash flows exist.

In the second quarter of 2009, we recorded a $132 million pretax write-off related to certain assets at one of Sempra Pipelines & Storage’s natural gas storage projects. This amount is recorded as Write-off of Long-Lived Assets on our Consolidated Statement of Operations for the year ended December 31, 2009. Sempra Pipelines & Storage owns 75 percent of Liberty Gas Storage, LLC (Liberty), the partnership that owns the project. Our partner’s 25-percent share of the pretax charge is $33 million, which is included in (Earnings) Losses Attributable to Noncontrolling Interests on our Consolidated Statement of Operations for the year ended December 31, 2009. The impact to our net income and to our earnings is $97 million and $64 million, respectively, for the year ended December 31, 2009. In September 2009, the members of the partnership unanimously voted to proceed with the abandonment of the assets that were written off. The abandonment work began in late 2010 and was completed in early 2011.

VARIABLE INTEREST ENTITIES (VIE)

We consolidate a VIE if we are the primary beneficiary of the VIE. Our determination of whether we are the primary beneficiary is based upon qualitative and quantitative analyses, which assess

▪	the purpose and design of the VIE;

▪	the nature of the VIE’s risks and the risks we absorb;

▪	the power to direct activities that most significantly impact the economic performance of the VIE; and

▪	the obligation to absorb losses or right to receive benefits that could be significant to the VIE.

SDG&E has agreements under which it purchases power generated by facilities for which it supplies all of the natural gas to fuel the power plant (i.e., tolling agreements).  SDG&E’s obligation to absorb natural gas costs may be a significant variable interest.  In addition, SDG&E has the power to direct the dispatch of electricity generated by these facilities. Based upon our analysis, the ability to direct the dispatch of electricity may have the most significant impacts on the economic performance of the entity owning the generating facility because of the associated exposure to the cost of natural gas, which fuels the plants, and the value of electricity produced. To the extent that SDG&E (1) is obligated to purchase and provide fuel to operate the facility, (2) has the power to direct the dispatch, and (3) purchases all of the output from the facility for a substantial portion of the facility’s useful life, SDG&E may be the primary beneficiary of the entity owning the generating facility. SDG&E determines if it is the primary beneficiary in these cases based on the operational characteristics of the facility, including its expected power generation output relative to its capacity to generate and the financial structure of the entity, among other factors. If we determine that SDG&E is the primary beneficiary, Sempra Energy and SDG&E consolidate the entity that owns the facility as a VIE, as we discuss below.

Otay Mesa VIE

SDG&E has a 10-year agreement to purchase power generated at the Otay Mesa Energy Center (OMEC), a 605-megawatt (MW) generating facility that began commercial operations in October 2009. In addition to tolling, the agreement provides SDG&E with the option to purchase the power plant at the end of the contract term in 2019, or upon earlier termination of the purchased-power agreement, at a predetermined price subject to adjustments based on performance of the facility. If SDG&E does not exercise its option, under certain circumstances, it may be required to purchase the power plant at a predetermined price.

The facility owner, Otay Mesa Energy Center LLC (OMEC LLC), is a VIE (Otay Mesa VIE), of which SDG&E is the primary beneficiary.  SDG&E has no OMEC LLC voting rights and does not operate OMEC. In addition to the risks absorbed under the tolling agreement, SDG&E absorbs separately through the put option a significant portion of the risk that the value of Otay Mesa VIE could decline. Sempra Energy and SDG&E have consolidated Otay Mesa VIE since the second quarter of 2007. Otay Mesa VIE’s equity of $102 million at December 31, 2011 and $113 million at December 31, 2010 is included on the Consolidated Balance Sheets in Other Noncontrolling Interests for Sempra Energy and in Noncontrolling Interest for SDG&E.

OMEC LLC has a loan outstanding of $355 million at December 31, 2011, the proceeds of which were used for the construction of OMEC. The loan is with third party lenders and is secured by OMEC’s property, plant and equipment. SDG&E is not a party to the loan agreement and does not have any additional implicit or explicit financial responsibility to OMEC LLC. The loan fully matures in April 2019 and bears interest at rates varying with market rates. In addition, OMEC LLC has entered into interest rate swap agreements to moderate its exposure to interest rate changes. We provide additional information concerning the interest rate swaps in Note 10.

Other Variable Interest Entities

SDG&E’s power procurement is subject to reliability requirements that may require SDG&E to enter into various power purchase arrangements which include variable interests. SDG&E evaluates the respective entities to determine if variable interests exist and, based on the qualitative and quantitative analyses described above, if SDG&E, and thereby Sempra Energy, is the primary beneficiary. SDG&E has determined that no contracts, other than the one relating to Otay Mesa VIE mentioned above, result in SDG&E being the primary beneficiary as of December 31, 2011. In addition to the tolling agreements described above, other variable interests involve various elements of fuel and power costs, including certain construction costs, tax credits, and other components of cash flow expected to be paid to or received by our counterparties. In most of these cases, the expectation of variability is not substantial, and SDG&E generally does not have the power to direct activities that most significantly impact the economic performance of the other VIEs. If our ongoing evaluation of these VIEs were to conclude that SDG&E becomes the primary beneficiary and consolidation by SDG&E becomes necessary, the effects are not expected to significantly affect the financial position, results of operations, or liquidity of SDG&E. SDG&E is not exposed to losses or gains as a result of these other VIEs, because all such variability would be recovered in rates.

Sempra Energy’s other business units also enter into arrangements which could include variable interests.  We evaluate these arrangements and applicable entities based upon the qualitative and quantitative analyses described above.  Certain of these entities are service companies that are VIEs.  As the primary beneficiary of these service companies, we consolidate them.  In all other cases, we have determined that these contracts are not variable interests in a VIE and therefore are not subject to the requirements of GAAP concerning the consolidation of VIEs.

The Consolidated Financial Statements of Sempra Energy and SDG&E include the following amounts associated with Otay Mesa VIE. The amounts are net of eliminations of transactions between SDG&E and Otay Mesa VIE. The financial statements of other consolidated VIEs are not material to the financial statements of Sempra Energy. The captions on the tables below correspond to SDG&E’s Consolidated Balance Sheets and Consolidated Statements of Operations.

AMOUNTS ASSOCIATED WITH OTAY MESA VIE
(Dollars in millions)
			December 31,
			2011	2010
Cash and cash equivalents			$12	$10
Restricted cash			7	6
Accounts receivable - trade			7	―
Accounts receivable - other			―	(1)
Inventories			2	2
Other			1	1
Total current assets			29	18
Restricted cash			22	―
Sundry			6	6
Property, plant and equipment, net			494	516
Total assets			$551	$540

Current portion of long-term debt			$10	$10
Fixed-price contracts and other derivatives			16	17
Other			9	1
Total current liabilities			35	28
Long-term debt			345	355
Fixed-price contracts and other derivatives			65	41
Deferred credits and other			4	3
Other noncontrolling interest			102	113
Total liabilities and equity			$551	$540

	Years ended December 31,
	2011		2010	2009

Operating revenues
Electric	$	―	$(1)	$(1)
Natural gas		―	(3)	―
Total operating revenues		―	(4)	(1)
Operating expenses
Cost of electric fuel and purchased power		(72)	(82)	(13)
Operation and maintenance		19	20	7
Depreciation and amortization		22	26	7
Total operating expenses		(31)	(36)	1
Operating income (loss)		31	32	(2)
Other (expense) income, net		(1)	(34)	27
Interest expense		(11)	(14)	(1)
Income (loss) before income taxes/Net income (loss)		19	(16)	24
(Earnings) losses attributable to noncontrolling interest		(19)	16	(24)
Earnings	$	―	$ ―	$ ―

ASSET RETIREMENT OBLIGATIONS

For tangible long-lived assets, we record asset retirement obligations for the present value of liabilities of future costs expected to be incurred when assets are retired from service, if the retirement process is legally required and if a reasonable estimate of fair value can be made. We also record a liability if a legal obligation to perform an asset retirement exists and can be reasonably estimated, but performance is conditional upon a future event. We record the estimated retirement cost over the life of the related asset by depreciating the present value of the obligation (measured at the time of the asset’s acquisition) and accreting the discount until the liability is settled. Rate-regulated entities record regulatory assets or liabilities as a result of the timing difference between the recognition of costs in accordance with GAAP and costs recovered through the rate-making process. We have recorded a regulatory liability to show that the Sempra Utilities have collected funds from customers more quickly and for larger amounts than we would accrete the retirement liability and depreciate the asset in accordance with GAAP.

We have recorded asset retirement obligations related to various assets including:

SDG&E and SoCalGas

▪	fuel and storage tanks

▪	natural gas distribution system

▪	hazardous waste storage facilities

▪	asbestos-containing construction materials

SDG&E

▪	decommissioning of nuclear power facilities

▪	electric distribution and transmission systems

▪	site restoration of a former power plant

▪	power generation plant (natural gas)

SoCalGas

▪	natural gas transmission pipelines

▪	underground natural gas storage facilities and wells

Sempra Global

▪	certain power generation plants (natural gas and solar)

▪	natural gas distribution and transportation systems

▪	LNG terminal

The changes in asset retirement obligations are as follows:

CHANGES IN ASSET RETIREMENT OBLIGATIONS
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2011	2010	2011	2010	2011	2010
Balance as of January 1(1)	$1,468	$1,313	$623	$590	$803	$676
Accretion expense	82	77	38	37	41	38
Liabilities incurred	12	10	3	―	―	―
Payments	(1)	(17)	―	―	―	(2)
Revisions(2,3)	364	85	34	(4)	331	91
Balance as of December 31(1)	$1,925	$1,468	$698	$623	$1,175	$803
(1)	The current portions of the obligations are included in Other Current Liabilities on the Consolidated Balance Sheets.
(2)
The increase in obligations at SDG&E and SoCalGas for revisions in 2011 resulted from changes in assets in service and a decrease in the discount rate from 5.13 percent in 2010 to 4.00 percent in 2011, based on the risk-free rate plus an estimated credit spread.

(3)
The increase in obligations at SoCalGas for revisions in 2010 resulted from changes in assets in service and a decrease in the discount rate from 5.54 percent in 2009 to 5.13 percent in 2010, based on the risk-free rate plus an estimated credit spread.

CONTINGENCIES

We accrue losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date and:

▪	information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events; and

▪	the amounts of the loss can be reasonably estimated.

We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events.

LEGAL FEES

Legal fees that are associated with a past event for which a liability has been recorded are accrued when it is probable that fees also will be incurred.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in the equity of a business enterprise (except those resulting from investments by owners and distributions to owners), including:

▪	foreign-currency translation adjustments

▪	changes in unamortized net actuarial gain or loss and prior service cost related to pension and other postretirement benefits plans

▪	unrealized gains or losses on available-for-sale securities

▪	certain hedging activities

The Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity show the changes in the components of other comprehensive income (OCI), including the amounts attributable to noncontrolling interests. The components of Accumulated Other Comprehensive Income (Loss) (AOCI), shown net of income taxes on the Consolidated Balance Sheets, and the related income tax balances at December 31, 2011 and 2010 are as follows:

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) AND
ASSOCIATED INCOME TAX EXPENSE (BENEFIT)
(Dollars in millions)
	Accumulated Other Comprehensive Income (Loss)		Income Tax Expense (Benefit)
	2011	2010	2011	2010
Sempra Energy Consolidated
Foreign currency translation loss	$(359)	$(229)	$(3)	$	―
Financial instruments	(31)	(15)	(22)		(12)
Unrealized gains on available-for-sale securities	―	1	―		1
Unamortized net actuarial loss	(100)	(88)	(68)		(60)
Unamortized prior service credit	1	1	1		1
Balance as of December 31	$(489)	$(330)	$(92)		$(70)
SDG&E
Unamortized net actuarial loss	$(11)	$(11)	$(8)		$(8)
Unamortized prior service credit	1	1	1		1
Balance as of December 31	$(10)	$(10)	$(7)		$(7)
SoCalGas
Unamortized net actuarial loss	$(6)	$(5)	$(4)		$(4)
Unamortized prior service credit	1	1	―		1
Financial instruments	(16)	(18)	(11)		(12)
Balance as of December 31	$(21)	$(22)	$(15)		$(15)

NONCONTROLLING INTERESTS

Ownership interests that are held by owners other than Sempra Energy and SDG&E in subsidiaries or entities consolidated by them are accounted for and reported as noncontrolling interests. As a result, noncontrolling interests are reported as a separate component of equity on the Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income and Changes in Equity. Net income or loss attributable to the noncontrolling interests is separately identified on the Consolidated Statements of Operations.

At December 31, 2011 and 2010 we reported the following noncontrolling ownership interests held by others:

OWNERSHIP INTERESTS HELD BY OTHERS AS OF DECEMBER 31
(Dollars in millions)
	Percent Ownership Held by Others	2011	2010
Bay Gas(1)	9%	$17	$15
Southern Gas Transmission(1)	49	1	1
Liberty	25	9	(18)
Tecsur(2)	10	4	-
Luz del Sur(2)	20	216	-
Chilquinta Energía(2)	15 - 43	34	-
Otay Mesa VIE (at SDG&E)	100	102	113
Total Sempra Energy		$383	$111
(1)	Part of Sempra Pipelines & Storage’s Sempra Midstream business.
(2)	Controlling interest acquired in 2011.

In addition, the preferred stock of subsidiaries at Sempra Energy is also presented as a noncontrolling interest at December 31, 2011 and 2010. We provide additional information concerning preferred stock in Note 12.

REVENUES

Utilities

Our Sempra Utilities generate revenues primarily from deliveries to their customers of electricity by SDG&E and natural gas by both SoCalGas and SDG&E and from related services. They record these revenues following the accrual method and recognize them upon delivery and performance. They also record revenue from CPUC-approved incentive awards, some of which require approval by the CPUC prior to being recognized. We provide additional discussion on utility incentive mechanisms in Note 14.

Under an operating agreement with the California Department of Water Resources (DWR), SDG&E acts as a limited agent on behalf of the DWR in the administration of energy contracts, including natural gas procurement functions under the DWR contracts allocated to SDG&E’s customers. The legal and financial responsibilities associated with these activities continue to reside with the DWR. Accordingly, the commodity costs associated with long-term contracts allocated to SDG&E from the DWR (and the revenues to recover those costs) are not included in our Consolidated Statements of Operations. We provide discussion on electric industry regulation related to the DWR in Note 14.

On a monthly basis, SoCalGas accrues natural gas storage contract revenues, which consist of storage reservation and variable charges based on negotiated agreements with terms of up to 15 years.

Sempra Pipelines & Storage’s natural gas utilities, Mobile Gas and Ecogas, apply GAAP for regulated utilities consistent with the Sempra Utilities.

Sempra Pipelines & Storage’s utilities in South America, which were consolidated beginning April 6, 2011 as we discuss in Note 3, are Chilquinta Energía and Luz del Sur. Chilquinta Energía is an electric distribution utility serving customers in the cities of Valparaiso and Viña del Mar in central Chile. Luz del Sur is an electric distribution utility in the southern zone of metropolitan Lima, Peru. The companies serve primarily regulated customers, and their revenues are based on tariffs that are set by the National Energy Commission (Comisión Nacional de Energía, or CNE) in Chile and the Energy and Mining Investment Supervisory Body (Organismo Supervisor de la Inversión en Energía y Minería, or OSINERGMIN) of the National Electricity Office under the Ministry of Energy and Mines in Peru.

The tariffs charged are based on an efficient model distribution company defined by Chilean law in the case of Chilquinta Energía, and OSINERGMIN in the case of Luz del Sur. The tariffs include operation and maintenance costs, an internal rate of return on the new replacement value (Valor Nuevo de Reemplazo, or VNR) of depreciable assets, charges for the use of transmission systems, and a component for the value added by the distributor. Tariffs are designed to provide for a pass-through to customers of the main noncontrollable cost items (mainly power purchases and transmission charges), recovery of reasonable operating and administrative costs, incentives to reduce costs and make needed capital investments and a regulated rate of return on the distributor’s regulated asset base. Because the tariffs are based on a model and are intended to cover the costs of the model company, but are not based on the costs of the specific utility and may not result in full cost recovery, they do not meet the requirement necessary for treatment under applicable GAAP for regulatory accounting.

For Chilquinta Energía, rates for four-year periods related to distribution and transmission are reviewed separately on an alternating basis every two years. Their next review is scheduled to be completed, with tariff adjustments also going into effect, in November 2012 for distribution and November 2014 for transmission.

The components of tariffs above for Luz del Sur are reviewed and adjusted every four years. Their next review is scheduled to be completed, with tariff adjustments also going into effect, in November 2013.

The table below shows the total utilities revenues from the Sempra Utilities and Sempra Pipelines & Storage in Sempra Energy’s Consolidated Statements of Operations for each of the last three years. The revenues include amounts for services rendered but unbilled (approximately one-half month’s deliveries) at the end of each year.

TOTAL UTILITIES REVENUES AT SEMPRA ENERGY CONSOLIDATED(1)
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Natural gas revenues	$4,489	$4,491	$4,002
Electric revenues	3,833	2,528	2,419
Total	$8,322	$7,019	$6,421
(1) Excludes intercompany revenues.

As we discuss in Note 14, the SDG&E and SoCalGas core natural gas supply portfolios are combined. SoCalGas manages the combined portfolio and procures natural gas for SDG&E’s core customers. Core customers are primarily residential and small commercial and industrial customers. This core gas procurement function is considered a shared service, therefore amounts related to SDG&E are not included in SoCalGas’ Consolidated Statements of Operations.

We provide additional information concerning utility revenue recognition in “Regulatory Matters” above.

Energy-Related Businesses

Sempra Generation

Sempra Generation generates revenues primarily from selling electricity to governmental, public utility and wholesale power marketing entities. These revenues are recognized as the electricity is delivered. In each of 2011, 2010 and 2009, Sempra Generation’s electricity sales to the DWR accounted for a significant portion of its revenues. This contract ended September 30, 2011. Sempra Generation’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for power and natural gas.

Sempra Pipelines & Storage

Sempra Pipelines & Storage’s pipeline operations in Mexico recognize revenues from the sale and transportation of natural gas as deliveries are made and from fixed capacity payments. Sempra Pipelines & Storage’s natural gas storage and transportation operations recognize revenues when they provide services in accordance with contractual agreements for the storage and transportation services. Sempra Pipelines & Storage’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for natural gas.

Sempra LNG

Sempra LNG recognizes revenues from (1) the sale of LNG and natural gas as deliveries are made to counterparties and (2) from reservation and usage fees under terminal capacity agreements, nitrogen injection service agreements and tug service agreements. Sempra LNG reports revenue net of value added taxes in Mexico. Sempra LNG’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for natural gas.

Sempra Commodities

On April 1, 2008, our commodities-marketing businesses, previously wholly owned subsidiaries of Sempra Energy, were sold into RBS Sempra Commodities LLP (RBS Sempra Commodities), a partnership jointly owned by Sempra Energy and The Royal Bank of Scotland. Therefore, beginning April 1, 2008, we have accounted for our earnings in the partnership under the equity method. In 2010 and early 2011, the partnership divested its principal businesses and assets. We provide more information on these matters in Notes 3 and 4.

RBS Sempra Commodities generated most of its revenues from trading and marketing activities in natural gas, electricity, petroleum, petroleum products, base metals and other commodities. RBS Sempra Commodities quoted bid and ask prices to end users and other market makers. It also earned trading profits as a dealer by structuring and executing transactions. Principal transaction revenues were recognized on a trade-date basis and included realized gains and losses and the net change in unrealized gains and losses.

RBS Sempra Commodities used derivative instruments to reduce its exposure to unfavorable changes in market prices. Non-derivative contracts were accounted for on an accrual basis and the related profit or loss was recognized as the contracts were settled.

OTHER COST OF SALES

Other Cost of Sales primarily includes pipeline capacity marketing costs incurred at Sempra Generation, pipeline transportation and natural gas marketing costs incurred at Sempra LNG and electrical construction costs at Sempra Pipelines & Storage.  The costs at Sempra Pipelines & Storage are related to the energy-services companies in South America that we discuss in Note 3.

OPERATION AND MAINTENANCE EXPENSES

Operation and Maintenance includes operating and maintenance costs, and general and administrative costs, which consist primarily of personnel costs, purchased materials and services, and rent. SDG&E’s and SoCalGas’ Operation and Maintenance includes litigation expense, which is shown separately on Sempra Energy’s Consolidated Statements of Operations.

FOREIGN CURRENCY TRANSLATION

Our operations in South America and our natural gas distribution utility in Mexico use their local currency as their functional currency. The assets and liabilities of their foreign operations are translated into U.S. dollars at current exchange rates at the end of the reporting period, and revenues and expenses are translated at average exchange rates for the year. The resulting noncash translation adjustments do not enter into the calculation of earnings or retained earnings (unless the operation is being discontinued), but are reflected in Comprehensive Income and in Accumulated Other Comprehensive Income (Loss), a component of shareholders’ equity.

To reflect the fluctuations in the values of functional currencies of Sempra Pipelines & Storage’s South American investments, which were accounted for under the equity method prior to April 6, 2011, the following adjustments were made to the carrying value of these investments (dollars in millions):

		Upward (downward) adjustment to investments
Investment	Currency	2011(1)	2010	2009
Chilquinta Energía	Chilean Peso	$(10)	$34	$85
Luz del Sur	Peruvian Nuevo Sol	―	5	13
(1)
As discussed in Note 3, the cumulative foreign currency translation adjustment balances totaling $54 million in Accumulated Other Comprehensive Income (Loss) as of April 6, 2011 were reclassified to net income as a result of the gain on the remeasurement of our equity method investments in Chilquinta Energía and Luz del Sur during the second quarter of 2011.

Smaller adjustments have been made to other operations where the U.S. dollar is not the functional currency. We provide additional information concerning these investments in Note 4.

Currency transaction gains and losses in a currency other than the entity’s functional currency are included in the calculation of Other Income, Net, at Sempra Energy as follows:

	Years ended December 31,
(Dollars in millions)	2011	2010	2009
Currency transaction gain	$11	$4	$3

TRANSACTIONS WITH AFFILIATES

Loans to Unconsolidated Affiliates

Sempra Pipelines & Storage has a U.S. dollar-denominated loan to Camuzzi Gas del Sur S.A., an affiliate of Sempra Pipelines & Storage’s Argentine investments which we discuss in Note 4. The loan has an $18 million principal balance outstanding plus $6 million of accumulated interest at a variable interest rate (7.377 percent at December 31, 2011). In June 2011, the maturity date of the loan was extended from June 2011 to June 30, 2012. The loan was fully reserved at December 31, 2010 and 2011.

Investments

Sempra Pipelines & Storage has an investment in bonds issued by Chilquinta Energía that we discuss in Note 5.

Other Affiliate Transactions

Sempra Energy, SDG&E and SoCalGas provide certain services to each other and are charged an allocable share of the cost of such services. Amounts due to/from affiliates are as follows:

AMOUNTS DUE TO AND FROM AFFILIATES AT SDG&E AND SOCALGAS
(Dollars in millions)
	December 31,
	2011	2010
SDG&E
Current:
Due from SoCalGas	$2	$11
Due from various affiliates	65	1
	$67	$12

Due to Sempra Energy	$14	$16

Income taxes due from Sempra Energy(1)	$97	$25

SoCalGas
Current:
Due from Sempra Energy	$23	$60
Due from various affiliates	17	―
Due from RBS Sempra Commodities	―	3
	$40	$63

Due to SDG&E	$2	$11

Income taxes due from (to) Sempra Energy(1)	$17	$(3)
(1)
SDG&E and SoCalGas are included in the consolidated income tax return of Sempra Energy and are allocated income tax expense from Sempra Energy in an amount equal to that which would result from the companies’ having always filed a separate return.

Revenues from unconsolidated affiliates at our utility businesses are as follows:

REVENUES FROM UNCONSOLIDATED AFFILIATES AT UTILITY BUSINESSES
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
SDG&E	$7	$8	$8
SoCalGas	53	44	43

Transactions with RBS Sempra Commodities

Several of our business units have engaged in transactions with RBS Sempra Commodities. As a result of the divestiture of substantially all of RBS Sempra Commodities’ businesses, transactions between our business units and RBS Sempra Commodities were assigned over time to the buyers of the joint venture businesses. The assignments of the related contracts were substantially completed by May 1, 2011.  Amounts in our Consolidated Financial Statements related to these transactions are as follows:

AMOUNTS RECORDED FOR TRANSACTIONS WITH RBS SEMPRA COMMODITIES
(Dollars in millions)
	Years ended December 31,
	2011(1)	2010	2009
Revenues:
SoCalGas	$ ―	$14	$13
Sempra Generation	4	19	11
Sempra Pipelines & Storage	―	―	3
Sempra LNG	40	247	60

Cost of natural gas:
SDG&E	$ ―	$3	$4
SoCalGas	―	36	19
Sempra Generation	30	87	1
Sempra Pipelines & Storage	17	28	25
Sempra LNG	30	255	61
(1)
With the exception of Sempra Pipelines & Storage, whose contract with RBS Sempra Commodities expired in July 2011, amounts only include activities prior to May 1, 2011, the date by which substantially all the contracts with RBS Sempra Commodities were assigned to buyers of the joint venture businesses.

	December 31,
	2010
Fixed-price contracts and other derivatives - Net Asset (Liability):
Sempra Generation	$17
Sempra LNG	(35)
Total	$(18)

Due to unconsolidated affiliates:
Sempra Generation	$11
Sempra LNG	13
Sempra Commodities	11
Total	$35

Due from unconsolidated affiliates:
SoCalGas	$3
Sempra Generation	13
Sempra LNG	13
Parent and other	5
Total	$34

RESTRICTED NET ASSETS

Sempra Energy Consolidated

As we discuss below, the Sempra Utilities have restrictions on the amount of funds that can be transferred to Sempra Energy by dividend, advance or loan as a result of conditions imposed by various regulators. Additionally, certain other Sempra Energy subsidiaries are subject to various financial and other covenants and other restrictions contained in debt and credit agreements described in Note 5 and in other agreements that limit the amount of funds that can be transferred to Sempra Energy. At December 31, 2011, Sempra Energy was in compliance with all covenants related to its debt agreements.

At December 31, 2011, the amount of restricted net assets of wholly owned subsidiaries of Sempra Energy, including the Sempra Utilities discussed below, that may not be distributed to Sempra Energy in the form of a loan or dividend is $4.8 billion. Although the restrictions cap the amount of funding that the various operating subsidiaries can provide to Sempra Energy, we do not believe these restrictions will have a significant impact on our ability to access cash to pay dividends.

As we discuss in Note 4, $78 million of Sempra Energy’s consolidated retained earnings balance represents undistributed earnings of equity method investments at December 31, 2011.

Significant restrictions of subsidiaries include

▪
Wholly owned Mobile Gas has long-term debt instruments containing restrictions relating to the payment of dividends and other distributions with respect to capital stock.  Under these restrictions, net assets of approximately $116 million are restricted at December 31, 2011.

▪
91-percent owned Bay Gas has long-term debt instruments containing restrictions relating to the payment of dividends and other distributions if Bay Gas does not maintain a specified debt service coverage ratio.  Bay Gas had no restricted net assets at December 31, 2011.

▪
50-percent owned Fowler Ridge 2 Wind Farm (Fowler Ridge 2) and Cedar Creek 2 Wind Farm (Cedar Creek 2) have debt agreements which require each joint venture to maintain reserve accounts in order to pay the projects’ debt service and operation and maintenance requirements. As a result of these requirements, total joint venture net assets of approximately $23 million at Fowler Ridge 2 and $18 million at Cedar Creek 2, respectively, are restricted at December 31, 2011. We discuss Sempra Energy guarantees associated with these requirements in Note 5.

▪
Peru and Mexico require domestic corporations to maintain minimum reserves for future litigation expense as a percentage of capital stock, resulting in restricted net assets of $35 million at Luz del Sur and $22 million at Sempra Energy’s Mexican subsidiaries as of December 31, 2011.

Sempra Utilities

The CPUC’s regulation of the Sempra Utilities’ capital structures limits the amounts that are available for dividends and loans to Sempra Energy. At December 31, 2011, Sempra Energy could have received combined loans and dividends of approximately $969 million from SoCalGas and approximately $400 million from SDG&E.

The payment and amount of future dividends for SDG&E and SoCalGas are within the discretion of their board of directors.  The following restrictions limit the amount of retained earnings that may be dividended or loaned to Sempra Energy from either utility:

▪
The CPUC requires that SDG&E’s and SoCalGas’ common equity ratios be no lower than one percentage point below the CPUC authorized percentage of each entity’s authorized capital structure, which is currently:

▪	49 percent at SDG&E

▪	48 percent at SoCalGas

▪	The FERC requires SDG&E to maintain a common equity ratio of 30 percent or above

▪
The Sempra Utilities have a combined revolving credit line that requires each utility to maintain a ratio of consolidated indebtedness to consolidated capitalization (as defined in the agreement) of no more than 65 percent, as we discuss in Note 5

Based upon these restrictions, $3.3 billion of SDG&E’s and $1.2 billion of SoCalGas’ net assets are restricted as of December 31, 2011 and may not be transferred to Sempra Energy.

OTHER INCOME, NET

Other Income, Net on the Consolidated Statements of Operations consists of the following:

OTHER INCOME, NET
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Sempra Energy Consolidated:
Allowance for equity funds used during construction	$99	$57	$39
Investment gains(1)	22	35	55
(Losses) gains on interest rate and foreign exchange instruments(2)	(14)	(24)	33
Regulatory interest income, net(3)	2	1	4
Sundry, net(4)	21	71	18
Total	$130	$140	$149
SDG&E:
Allowance for equity funds used during construction	$80	$43	$29
Regulatory interest income, net(3)	2	―	5
(Losses) gains on interest rate instruments(5)	(1)	(34)	27
Sundry, net	(2)	1	3
Total	$79	$10	$64
SoCalGas:
Allowance for equity funds used during construction	$19	$14	$10
Regulatory interest income (expense), net(3)	―	1	(1)
Sundry, net	(6)	(3)	(2)
Total	$13	$12	$7
(1)
Represents investment gains on dedicated assets in support of our executive retirement and deferred compensation plans. These amounts are partially offset by corresponding changes in compensation expense related to the plans.

(2)	Sempra Energy Consolidated includes Otay Mesa VIE and additional instruments.
(3)	Interest on regulatory balancing accounts.
(4)	Amount in 2010 includes proceeds of $48 million from a legal settlement.
(5) Related to Otay Mesa VIE.

NOTE 2. NEW ACCOUNTING STANDARDS

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, cash flows or disclosures.

SEMPRA ENERGY, SDG&E AND SOCALGAS

Accounting Standards Update (ASU) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs)” (ASU 2011-04): ASU 2011-04 amends Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement.  ASU 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs.

ASU 2011-04 expands fair value measurement disclosures for Level 3 instruments to require

▪	quantitative information about the unobservable inputs

▪	a description of the valuation process

▪	a qualitative discussion about the sensitivity of the measurements

We will adopt ASU 2011-04 on January 1, 2012 as required and do not expect it to affect our financial position, results of operations or cash flows.  We will provide the additional disclosure in our 2012 interim financial statements.

ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05) and ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (ASU 2011-12): ASU 2011-05 amends ASC Topic 220, Comprehensive Income, and eliminates the option to report other comprehensive income and its components in the statement of changes in equity.  The ASU allows an entity an option to present the components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements.

ASU 2011-05 does not change the items that must be reported in other comprehensive income, when an item of other comprehensive income must be reclassified to net income, or the earnings per share computation.

ASU 2011-12 defers the requirement to separately present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income.

We will adopt ASU 2011-05 and ASU 2011-12 on January 1, 2012 and present our 2012 interim financial statements as required.

ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08): ASU 2011-08 amends ASC Topic 350, Intangibles—Goodwill and Other, to provide an option to first make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the two-step, quantitative goodwill impairment test.  An entity is required to perform the two-step, quantitative impairment test only if it determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

We adopted ASU 2011-08 for our annual goodwill impairment testing as of October 1, 2011.  It did not significantly affect our testing of goodwill.

ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11): In order to allow for balance sheet comparison between GAAP and IFRSs, ASU 2011-11 requires enhanced disclosures related to financial assets and liabilities eligible for offsetting in the statement of financial position.  An entity will have to disclose both gross and net information about financial instruments and transactions subject to a master netting arrangement and eligible for offset, including cash collateral received and posted.

We will adopt ASU 2011-11 on January 1, 2013 as required and do not expect it to affect our financial position, results of operations or cash flows. We will provide the additional disclosure in our 2013 interim financial statements.

NOTE 3.  ACQUISITION AND INVESTMENT ACTIVITY

SEMPRA GENERATION

We provide information about investment activity at Sempra Generation in Note 4.

SEMPRA PIPELINES & STORAGE

Chilquinta Energía and Luz del Sur

On April 6, 2011, Sempra Pipelines & Storage acquired from AEI its interests in Chilquinta Energía in Chile and Luz del Sur in Peru, and their subsidiaries. Prior to the acquisition, Sempra Pipelines & Storage and AEI each owned 50 percent of Chilquinta Energía and approximately 38 percent of Luz del Sur. Upon completion of the acquisition, Sempra Pipelines & Storage owned 100 percent of Chilquinta Energía and approximately 76 percent of Luz del Sur, with the remaining shares of Luz del Sur held by institutional investors and the general public. As part of the transaction, Sempra Pipelines & Storage also acquired AEI’s interests in two energy-services companies, Tecnored S.A. and Tecsur S.A. The adjusted purchase price of $888 million resulted from valuing the net assets in Chile, Peru and other holding companies at $495 million, $385 million and $8 million, respectively. We paid $611 million in cash ($888 million less $245 million of cash acquired and $32 million of consideration withheld for a liability related to the purchase).

As part of our acquisition of AEI’s interest in Luz del Sur, we were required to launch a tender offer to the minority shareholders of Luz del Sur to purchase their shares (up to a maximum 14.73 percent interest in Luz del Sur). On August 8, 2011, we initiated a public tender offer for up to 14.73 percent of Luz del Sur’s stock that began on August 9, 2011 and concluded on September 6, 2011 at a price of $2.29 per share. The per share value, computed according to procedures established by the local securities regulatory agency, was based on an independent appraiser’s valuation of $2.22 per share as of April 6, 2011, the date of acquisition, adjusted by an interest rate factor to the value as of August 1, 2011. The interest rate factor is published daily by the Central Bank of Peru. On September 13, 2011, we purchased 18,918,954 additional Luz del Sur shares for $43 million in settlement of the mandatory public tender offer, bringing Sempra Pipelines & Storage’s ownership to 79.82 percent.  This equity transaction is presented as Purchase of Noncontrolling Interests on our Consolidated Statement of Cash Flows.

We expect the acquisition to be accretive to our earnings per share in 2012 and beyond, based on historically strong operating performance of the companies and assuming the continuation of sound regulatory environments within stable, growing countries. We provide additional information about Sempra Pipelines & Storage’s investments in Chilquinta Energía and Luz del Sur in Note 4.

We allocated the purchase price on a preliminary basis in the second quarter of 2011. In the third and fourth quarters of 2011, we adjusted the preliminary allocation for additional assets and liabilities identified, including an $11 million premium related to long-term debt at Chilquinta Energía. The retrospective application of these adjustments to prior quarters was de minimus.  During the measurement period, up to one year from the acquisition date, we may obtain additional information that allows us to more accurately allocate the purchase price.  We will make appropriate adjustments to the purchase price allocation during the measurement period as required.  At this time, we do not expect material changes to the value of the assets acquired or liabilities assumed in conjunction with this transaction as presented below.  The following table summarizes the consideration paid in the acquisition and the recognized amounts of the assets acquired and liabilities assumed, as well as the fair value at the acquisition date of the noncontrolling interests:

PURCHASE PRICE ALLOCATION
(Dollars in millions)
	At April 6, 2011
				Other
	Chilean	Peruvian		holding	Preliminary		Adjust-	Adjusted
	entities	entities		companies	Allocation		ments	Allocation
Fair value of businesses acquired:
Cash consideration (fair value of total
consideration)	$495	$385		$8	$888	$	―	$888
Fair value of equity method
investments immediately prior to
the acquisition	495	385		2	882		―	882
Fair value of noncontrolling interests	37	242		―	279		―	279
Total fair value of businesses acquired	1,027	1,012		10	2,049		―	2,049

Recognized amounts of identifiable assets
acquired and liabilities assumed:
Cash	219	22		4	245		―	245
Accounts receivable(1)	159	101		6	266		(2)	264
Other current assets	20	19		―	39		2	41
Property, plant and equipment	554	931		―	1,485		1	1,486
Other noncurrent assets	66	―		―	66		1	67
Accounts payable	(79)	(59)		―	(138)		6	(132)
Short-term debt and current portion
of long-term debt	―	(47)		―	(47)		―	(47)
Other current liabilities	(29)	(56)		―	(85)		(4)	(89)
Long-term debt	(294)	(179)		―	(473)		(11)	(484)
Other noncurrent liabilities	(90)	(178)		―	(268)		(9)	(277)
Total identifiable net assets	526	554		10	1,090		(16)	1,074
Goodwill	$501	$458	$	―	$959		$16	$975

Acquisition-related costs (included in Other
Operation and Maintenance expense on
the Consolidated Statement of
Operations for the year ended
December 31, 2011)	$1	$1	$	―	$2	$	―	$2
(1)	We expect acquired accounts receivable to be substantially realizable in cash. Accounts receivable are net of collection allowances of $6 million for Chile and $1 million for Peru.
Our results for the year ended December 31, 2011 include a $277 million gain (both pretax and after-tax) related to the remeasurement of equity method investments, included as Remeasurement of Equity Method Investments on our Consolidated Statement of Operations. We calculated the gain as the difference between the acquisition-date fair value ($882 million) and the book value ($605 million) of our equity interests in Chilquinta Energía and Luz del Sur immediately prior to the acquisition date. This book value of our equity interests included currency translation adjustment balances in Accumulated Other Comprehensive Income (Loss). The valuation techniques we used to allocate the purchase price to the businesses included discounted cash flow analysis and the market multiple approach (enterprise value to earnings before interest, taxes, depreciation and amortization (EBITDA)). Our assumptions for these measures included estimated future cash flows, use of appropriate discount rates, market trading multiples and market transaction multiples. Discount rates used reflect consideration of risk free rates, as well as country and company risk. Methodologies used to determine fair values of material assets as of the date of the acquisition included

▪	the replacement cost approach for property, plant and equipment; and

▪
goodwill associated primarily with the value of residual future cash flows that we believe these businesses will generate, to be tested annually for impairment.  For income tax purposes, none of the goodwill recorded is deductible in Chile, Peru or the United States.

For substantially all other assets and liabilities, our analysis of fair value factors indicated that book value approximates fair value. We valued noncontrolling interests based on the fair value of tangible assets and an allocation of goodwill based on relative enterprise value.

Our Consolidated Statement of Operations includes 100 percent of the acquired companies’ revenues, net income and earnings from the date of acquisition of $1.1 billion, $160 million and $135 million, respectively, for the year ended December 31, 2011. These amounts do not include the remeasurement gain.

Following are pro forma revenues and earnings for Sempra Energy had the acquisition occurred on January 1, 2010, which primarily reflect the incremental increase to revenues and earnings from our increased ownership and consolidation of the entities acquired. Although some short-term debt borrowings may have resulted from the actual acquisition in 2011, we have not assumed any additional interest expense in the pro forma impact on earnings below, as the amounts would be immaterial due to the low interest rates available to us on commercial paper.  The pro forma amounts do not include the impact of the increased ownership in Luz del Sur resulting from the tender offer completed in September 2011 discussed above.

	Years ended December 31,
(Dollars in millions)	2011	2010
Revenues	$10,379	$10,277
Earnings(1)	1,105	1,092
(1)	Pro forma earnings for 2010 include the $277 million gain related to the remeasurement of equity method investments, and accordingly, pro forma earnings for 2011 exclude the gain.
The companies use their local currency, the Chilean Peso or the Peruvian Nuevo Sol, as their functional currency, and we account for them as discussed above in Note 1 under “Foreign Currency Translation.”

Acquisition of Mexican Pipeline and Natural Gas Infrastructure

On April 30, 2010, Sempra Pipelines & Storage completed an acquisition resulting in the purchase of the Mexican pipeline and natural gas infrastructure assets of El Paso Corporation for $307 million ($292 million, net of cash acquired).

The acquisition consists of El Paso Corporation’s wholly owned natural gas pipeline and compression assets in the Mexican border state of Sonora and its 50-percent interest in Gasoductos de Chihuahua, a joint venture with PEMEX, the Mexican state-owned oil company. The joint venture operates two natural gas pipelines and a propane system in northern Mexico. The acquisition expands our scale and geographic footprint in a strong growth region in Mexico. The pipeline assets are backed substantially by long-term contracts with a history of consistent revenue streams, allowing us to expand our natural gas infrastructure business in northern Mexico.

The following table summarizes the consideration paid in the acquisition and the recognized amounts of the assets acquired and liabilities assumed:

(Dollars in millions)	At April 30, 2010
Cash consideration (fair value of total consideration)	$307
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	15
Accounts receivable	4
Investment in equity method investee	256
Property, plant & equipment	25
Other liabilities	(11)
Total identifiable net assets	289
Goodwill(1)	$18

Acquisition-related costs (included in Other Operation and Maintenance expense on the Consolidated Statement of Operations for the year ended
December 31, 2010)	$1
(1)
The goodwill, which represents the residual of the consideration paid over the identifiable net assets, is assigned to the Sempra Pipelines & Storage segment and is attributed to the strategic value of the transaction.  None of the goodwill recorded is deductible in Mexico for income tax purposes.

Included in our Consolidated Statements of Operations are revenues and earnings of $10 million and $33 million, respectively, for the year ended December 31, 2011 and $6 million and $21 million, respectively, for the period May 1, 2010 to December 31, 2010 related to the assets acquired from El Paso Corporation. Proforma impacts on revenues and earnings for Sempra Energy had the acquisition occurred on January 1, 2009 were: additional revenues of $3 million and earnings of $7 million in 2010 and additional revenues of $10 million and earnings of $24 million for 2009.

Purchase of Noncontrolling Interest in Mississippi Hub

In October 2008, Sempra Pipelines & Storage acquired EnergySouth, Inc., an energy-services holding company based in Mobile, Alabama.  The principal holdings of EnergySouth, Inc. were EnergySouth Midstream and Mobile Gas.  In December 2008, EnergySouth Midstream changed its name to Sempra Midstream.

Sempra Midstream owned 60 percent of Mississippi Hub through December 31, 2008. On January 16, 2009, Sempra Midstream purchased the remaining 40-percent ownership interest of Mississippi Hub for $94 million in cash.

Rockies Express

We discuss Sempra Pipelines & Storage’s investment in Rockies Express Pipeline LLC (Rockies Express) in Note 4.

SEMPRA COMMODITIES

In 2010 and early 2011, Sempra Energy and The Royal Bank of Scotland plc (RBS) sold substantially all of the businesses and assets within RBS Sempra Commodities, a partnership formed in 2008.

We provide additional information concerning RBS Sempra Commodities and these transactions in Notes 4 and 5.

NOTE 4. INVESTMENTS IN UNCONSOLIDATED ENTITIES

We generally account for investments under the equity method when we have an ownership interest of 20 to 50 percent. In these cases, our pro rata shares of the subsidiaries’ net assets are included in Other Investments and in Investment in RBS Sempra Commodities LLP on the Consolidated Balance Sheets. These investments are adjusted for our share of each investee’s earnings or losses, dividends, and other comprehensive income or loss.

The carrying value of unconsolidated subsidiaries is evaluated for impairment under the GAAP provisions for equity method investments. We account for certain investments in housing partnerships made before May 19, 1995 under the cost method, whereby the costs were amortized over ten years down to the expected residual value.

We summarize our investment balances and earnings below:

EQUITY METHOD AND OTHER INVESTMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	Investment at December 31,
	2011	2010
Parent and other:
Investment in RBS Sempra Commodities LLP	$126		$787
Other equity method investments:
Sempra Generation:
Auwahi Wind	$11	$	―
Cedar Creek 2 Wind Farm	95		113
Fowler Ridge 2 Wind Farm	50		72
Flat Ridge 2 Wind Farm	146		―
Mehoopany Wind Farm	88		―
Sempra Pipelines & Storage:
Rockies Express	800		854
Gasoductos de Chihuahua	302		275
Chilquinta Energía(1)	―		432
Luz del Sur(1)	―		216
Parent and other:
Housing partnerships	11		16
Total other equity method investments	1,503		1,978
Cost method investments - housing partnerships	10		12
Other(2)	32		174
Total	$1,545		$2,164
(1)
Sempra Pipelines & Storage’s interests in Chilquinta Energía and Luz del Sur are no longer recorded as equity method investments, but are consolidated effective April 6, 2011 (discussed below and in Note 3).

(2)
Other includes Sempra Pipelines & Storage’s investments in bonds, which include $57 million in Chilquinta Energía bonds at December 31, 2010 (discussed in Note 5); $21 million and $117 million in industrial development bonds at Mississippi Hub at December 31, 2011 and 2010, respectively (discussed in Note 5); and $11 million in real estate investments held by Sempra Pipelines & Storage at December 31, 2011.

EQUITY METHOD INVESTMENTS ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Earnings (losses) recorded before income tax:
Sempra Generation:
Fowler Ridge 2 Wind Farm	$(4)	$1	$1
Cedar Creek 2 Wind Farm	(2)	―	―
Elk Hills Power	―	(13)	(3)
Sempra Pipelines & Storage:
Rockies Express	43	43	50
Parent and other:
RBS Sempra Commodities LLP	(24)	(314)	463
All other:
Housing partnerships	(4)	(9)	(12)
	$9	$(292)	$499

Earnings (losses) recorded net of income tax:
Sempra Pipelines & Storage:
Sodigas Pampeana and Sodigas Sur	$(1)	$(44)	$7
Gasoductos de Chihuahua	29	19	―
Chilquinta Energía(1)	12	33	23
Luz del Sur(1)	12	41	38
	$52	$49	$68
(1)	These investments were accounted for under the equity method until April 6, 2011, when they became consolidated entities upon our acquisition of additional ownership interests.

Our share of the undistributed earnings of equity method investments was $78 million and $570 million at December 31, 2011 and 2010, respectively. Our undistributed earnings decreased in 2011 due to our consolidation of Chilquinta Energía and Luz del Sur. The December 31, 2011 balance also does not include remaining distributions of $126 million associated with our investment in RBS Sempra Commodities, which we expect to receive from the partnership in 2012.  However, minor amounts may be retained by the partnership beyond 2012 to help offset unanticipated future general and administrative costs necessary to complete the dissolution of the partnership.

Equity method goodwill related to our unconsolidated subsidiaries located in Mexico and in South America (prior to the acquisition of AEI’s interests in Chilquinta Energía and Luz del Sur, as discussed in Note 3), is included in Other Investments on the Sempra Energy Consolidated Balance Sheets. These amounts, before foreign currency translation adjustments, were $64 million at December 31, 2011 and $317 million at December 31, 2010. Including foreign currency translation adjustments, these amounts were

▪	$64 million at December 31, 2011

▪	$333 million at December 31, 2010

We discuss our equity method investments below.

SEMPRA GENERATION

Sempra Generation accounts for its investments in all of the following projects using the equity method.

In December 2011, Sempra Generation invested $146 million in a joint venture with BP Wind Energy, a wholly owned subsidiary of BP p.l.c., to develop the planned 419-MW Flat Ridge 2 Wind Farm project near Wichita, Kansas.

In December 2011, Sempra Generation invested $88 million in a joint venture with BP Wind Energy to develop the planned 141-MW Mehoopany Wind Farm project near Wyoming County, Pennsylvania.

In October 2011, Sempra Generation formed a joint venture with BP Wind Energy to develop the Auwahi Wind project in the southeastern region of Maui, a project that was previously wholly owned by Sempra Generation.

The 550-MW Elk Hills Power (Elk Hills) plant located near Bakersfield, California began commercial operations in July 2003. On December 31, 2010, Sempra Generation sold its 50-percent interest to Occidental Petroleum Corporation, Inc. for a cash purchase price plus year-end cash distribution totaling $179 million. In connection with the sale, Sempra Generation recorded a $10 million pretax loss that is included in Equity Earnings (Losses), Before Income Tax — Other on the Consolidated Statement of Operations for the year ended December 31, 2010.

In October 2010, Sempra Generation invested $209 million to become an equal partner with BP Wind Energy to develop the 250-MW Cedar Creek 2 project near New Raymer, Colorado, which became operational in June 2011.  Upon obtaining a construction loan in December 2010, the joint venture returned $96 million of Sempra Generation’s investment.

During 2009, Sempra Generation invested $235 million to become an equal partner with BP Wind Energy to develop the 200-MW Fowler Ridge 2 project near Indianapolis, Indiana, which became operational in December 2009.  In August 2010, Sempra Generation received a $180 million return of capital from Fowler Ridge 2.

We discuss Cedar Creek 2 and Fowler Ridge 2 further in Note 5.

SEMPRA PIPELINES & STORAGE

As discussed in Note 3, on April 6, 2011, Sempra Pipelines & Storage acquired from AEI its interests in Chilquinta Energía in Chile and Luz del Sur in Peru, and their subsidiaries.  Prior to the acquisition, Sempra Pipelines & Storage and AEI each owned 50 percent of Chilquinta Energía and approximately 38 percent of Luz del Sur.  Chilquinta Energía and Luz del Sur are consolidated effective April 6, 2011 and are no longer recorded as equity method investments.

Sempra Pipelines & Storage owns a 25-percent interest in Rockies Express, a partnership that operates a natural gas pipeline, the Rockies Express Pipeline (REX), that links producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Kinder Morgan Energy Partners, L.P. (KMP) and ConocoPhillips (Conoco) own the remaining interests of 50 percent and 25 percent, respectively. Our total investment in Rockies Express is accounted for as an equity method investment.  We made investments in Rockies Express of $65 million in 2010 and $625 million in 2009.

Sempra Pipelines & Storage owns a 50-percent interest in Gasoductos de Chihuahua, a joint venture with PEMEX. The joint venture operates two natural gas pipelines and a propane system in northern Mexico. Sempra Pipelines & Storage acquired its investment in Gasoductos de Chihuahua as part of the purchase of Mexican pipeline and natural gas infrastructure assets that we discuss in Note 3.

Sempra Pipelines & Storage owns 43 percent of two Argentine natural gas utility holding companies, Sodigas Pampeana and Sodigas Sur. As a result of the devaluation of the Argentine peso at the end of 2001 and subsequent changes in the value of the peso, Sempra Pipelines & Storage reduced the carrying value of its investment by a cumulative total of $270 million as of December 31, 2011. These noncash adjustments, based on fluctuations in the value of the Argentine peso, did not affect earnings, but were recorded in Comprehensive Income and Accumulated Other Comprehensive Income (Loss). The Argentine economic decline and government responses (including Argentina’s unilateral, retroactive abrogation of utility agreements early in 2002) continue to adversely affect the operations of these Argentine utilities. In 2002, Sempra Pipelines & Storage initiated arbitration proceedings at the International Center for the Settlement of Investment Disputes (ICSID) under the 1994 Bilateral Investment Treaty between the United States and Argentina for recovery of the diminution of the value of its investments that has resulted from Argentine governmental actions. In September 2007, the tribunal awarded us compensation of $172 million, which included interest up to the award date. In January 2008, Argentina filed an action at the ICSID seeking to annul the award. In June 2010, the Annulment Committee granted Argentina’s petition for annulment of the award. This action did not impact our earnings, as we did not record the original award pending assurance of collectability. On November 3, 2010, Sempra Pipelines & Storage resubmitted arbitration proceedings against Argentina before the ICSID on the same and similar grounds as the 2002 filing.

In a separate but related proceeding related to our political risk insurance policy, we negotiated a $48 million settlement that was collected in September 2010. The proceeds from the settlement are reported in Other Income, Net, on the Consolidated Statement of Operations for the year ended December 31, 2010.

In December 2006, we decided to sell our Argentine investments, and we continue to actively pursue their sale. We adjusted our investments to estimated fair value and recorded a noncash impairment charge to 2006 earnings of $221 million. In September 2010, we concluded that, although the ICSID claim had been annulled as discussed above, rate increases sought in Argentina would continue to be delayed. We believe this continued uncertainty has impacted the fair value of our net investment in the two Argentine companies, and recorded a noncash impairment charge of $24 million in the third quarter of 2010. The Sodigas Pampeana and Sodigas Sur fair value was significantly impacted by unobservable inputs (i.e., Level 3 inputs) as defined by the accounting guidance for fair value measurements, which we discuss in Note 11. The inputs included discount rates and estimated future cash flows. Such cash flows considered the value of those businesses with positive cash flows, the value of the non-operating assets, and the probability-weighted value of anticipated rate increases, considering both the timing and magnitude of such increases. In the fourth quarter of 2010, based on our continuing intention to sell the investments and recent comparable transactions in the Argentine energy market, we recorded an additional noncash impairment charge of $20 million. Also in the fourth quarter of 2010, we recorded an income tax benefit of $15 million related to the impairment charges. These pretax adjustments to fair value are reported in Equity Earnings, Net of Income Tax, while the related tax benefit is reported in Income Tax Expense on the Consolidated Statement of Operations for the year ended December 31, 2010.

RBS SEMPRA COMMODITIES

RBS Sempra Commodities is a United Kingdom limited liability partnership formed by Sempra Energy and RBS in 2008 to own and operate the commodities-marketing businesses previously operated through wholly owned subsidiaries of Sempra Energy. We account for our investment in RBS Sempra Commodities under the equity method.  Our share of partnership earnings is reported in the Parent and Other business unit. Prior to September 1, 2010, subject to certain limited exceptions, partnership pretax income was allocated each year as follows:

▪	First, we received a preferred 15-percent return on our adjusted equity capital.

▪
Next, RBS received a preferred 15-percent return on any capital in excess of capital attributable to us that was required by the U.K. Financial Services Authority to be maintained by RBS in respect of the operations of the partnership.

▪	Next, we received 70 percent of the next $500 million in pretax income; RBS received the remaining 30 percent.

▪	Then, we received 30 percent and RBS received 70 percent of any remaining pretax income.

▪	Any losses of the partnership were shared equally between us and RBS.

Subsequent to September 1, 2010, partnership pretax income or loss is allocated equally between us and RBS.

Pretax equity earnings (losses) from RBS Sempra Commodities were $(24) million, $(314) million, and $463 million for the years ended December 31, 2011, 2010 and 2009, respectively. The partnership income that is distributable to us on an annual basis is computed on the partnership’s basis of accounting, IFRS, as adopted by the European Union. For the year ended December 31, 2011, our share of net loss on an IFRS basis was $30 million.  For the years ended December 31, 2010, and 2009 our share of distributable income, on an IFRS basis, was $53 million and $300 million, respectively. Included in our pretax equity losses are impairment charges of $16 million in 2011 and $305 million in 2010.  These impairments resulted from adjustments to the carrying value of our investment in the partnership at certain reporting dates.  We recorded the $305 million charge ($139 million after-tax) to reduce the investment in the partnership in the third quarter of 2010, as projected cash distributions from RBS Sempra Commodities, including proceeds from the sale of the partnership’s businesses and net of expected transition costs, were not expected to fully recover the goodwill included in the carrying value of our investment in the partnership.  We recorded a pretax noncash charge of $16 million ($10 million after-tax) in the third quarter of 2011 to further reduce our investment, primarily to reflect additional amounts incurred to conclude the sales of the partnership’s businesses.  These charges are included in Equity Earnings (Losses), Before Income Tax — RBS Sempra Commodities LLP, on our Consolidated Statements of Operations.  In 2011 and 2010, the fair value of our investment in RBS Sempra Commodities was significantly impacted by unobservable inputs (i.e. Level 3 inputs) as defined by the accounting guidance for fair value measurements, which we discuss in Note 11.  The inputs included estimated future cash distributions expected from the partnership, excluding the impact of costs anticipated for transactions that had not closed at the time of fair value measurement.  The investment balance of $126 million at December 31, 2011 reflects remaining distributions expected to be received from the partnership in 2012, although minor amounts may be retained by the partnership beyond 2012 to help offset unanticipated future general and administrative costs necessary to complete the dissolution of the partnership.

In November 2009, our partner in the joint venture, RBS, announced its intention to divest its interest in RBS Sempra Commodities in connection with a directive from the European Commission to dispose of certain assets. In February 2010, Sempra Energy, RBS and the partnership entered into an agreement with J.P. Morgan Ventures Energy Corporation (J.P. Morgan Ventures), a unit of J.P. Morgan Chase & Co. (JP Morgan), for J.P. Morgan Ventures to purchase the global metals and oil businesses and the European natural gas and power business from the joint venture. This transaction was completed on July 1, 2010, and we received our share of the proceeds in the third quarter of 2010. The purchase price was $1.6 billion, and our share of the proceeds was approximately $1 billion, including distributions of 2009 partnership income attributable to the businesses sold, which were $134 million of the $198 million in distributions we received in April 2010 discussed below.

This sale to J.P. Morgan Ventures did not include RBS Sempra Commodities’ North American power and natural gas trading businesses and its retail energy solutions business. In September 2010, Noble Group Ltd. (Noble Group) agreed to acquire the U.S. retail commodity marketing business of the RBS Sempra Commodities joint venture for $318 million in cash, plus assumption of all debt, and the transaction closed on November 1, 2010. In October 2010, J.P. Morgan Ventures agreed to purchase most of the remaining assets of RBS Sempra Commodities. The assets sold included the joint venture’s wholesale natural gas and power trading agreements, as well as over-the-counter and exchange-traded transactions, with counterparties across North America.  This transaction closed on December 1, 2010 and essentially completed the divestiture of the joint venture’s principal businesses and assets. In February 2011, the partnership’s remaining trading systems and certain residual assets were sold to Société Générale.  Distributions in 2010 related to the completed sales transactions were $849 million.

On April 15, 2011, we and RBS entered into a letter agreement (Letter Agreement) which amended certain provisions of the agreements that formed RBS Sempra Commodities.  The Letter Agreement addresses the wind-down of the partnership and the distribution of the partnership’s remaining assets.  In accordance with the Letter Agreement, we received distributions of $623 million in 2011.  These distributions included sales proceeds and our portion of 2010 distributable income totaling $651 million, less amounts to settle certain liabilities that we owed to RBS of $28 million.  We received cash distributions of earnings from the partnership of $198 million and $407 million in 2010 and 2009, respectively. The Letter Agreement affirms that RBS Sempra Commodities will consider additional distributions of capital after taking into account various factors including available cash, the need for prudent reserves, potential payouts to the purchasers of the partnership’s businesses, and any accrued or projected future operating losses or other wind-down expenses of the partnership.  At December 31, 2011, the transfer of trading accounts to the buyers of the businesses, including J.P. Morgan Ventures, is essentially complete, including the collection of accounts receivable and trading margin, as applicable.  Accordingly, cash availability is not significantly impacted by remaining trading accounts.  Under the Letter Agreement, future distributions will generally be made 51 percent to RBS, and 49 percent to us. The Letter Agreement also allows RBS Sempra Commodities to make capital calls to us, subject to certain limits, if necessary to support the remaining operations, for other liabilities or for other payments owed in connection with the sales transactions (subject to additional limitations). We do not anticipate any such capital calls.

In connection with the Letter Agreement described above, we also released RBS from its indemnification obligations with respect to the items for which JP Morgan has agreed to indemnify us.

The following table shows summarized financial information for RBS Sempra Commodities (on a GAAP basis):

RBS SEMPRA COMMODITIES SUMMARIZED FINANCIAL INFORMATION
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Gross revenues and fee income	$59	$1,028	$2,179
Gross profit	8	553	1,461
Partnership net (loss) income	(14)	(169)	639

	At December 31,
	2011	2010
Current assets	$389	$4,522
Noncurrent assets	2	27
Current liabilities	152	2,898
Members’ capital	239	1,651

SEMPRA FINANCIAL

Prior to June 2006, Sempra Financial (a former Sempra Energy business unit) invested as a limited partner in affordable-housing properties. Sempra Financial’s portfolio included 1,300 properties throughout the United States that provided income tax benefits (primarily from income tax credits). In June 2006, Sempra Financial effectively sold the majority of its interests in affordable-housing projects to an unrelated party subject to certain guarantees. Because of the guarantees, the transaction was recorded as a financing transaction rather than as a sale, and we continue to consolidate the investments in the housing partnerships. The transaction almost completely eliminated the income tax benefits from the investments.

OTHER EQUITY METHOD INFORMATION

We present aggregated information below for:

▪	Chilquinta Energía (prior to acquisition in April 2011)

▪	Luz del Sur (prior to acquisition in April 2011)

▪	Auwahi Wind

▪	Cedar Creek 2

▪	Fowler Ridge 2

▪	Flat Ridge 2 Wind Farm

▪	Mehoopany Wind Farm

▪	Elk Hills Power (through December 31, 2010)

▪	Gasoductos de Chihuahua

▪	Rockies Express

▪	Sodigas Pampeana and Sodigas Sur

▪	Sempra Energy’s housing partnerships (accounted for under the equity method)

OTHER EQUITY METHOD INFORMATION
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Gross revenues	$798	$1,829	$1,433
Gross profit	391	728	529
Income from operations	189	332	224
Gain on sale of assets	4	2	1
Net income	155	256	192

		At December 31,
		2011	2010
Current assets		$506	$1,372
Noncurrent assets		2,750	4,264
Current liabilities		234	503
Noncurrent liabilities		750	1,458

NOTE 5. DEBT AND CREDIT FACILITIES

COMMITTED LINES OF CREDIT

At December 31, 2011, Sempra Energy Consolidated had $3.8 billion in committed lines of credit to provide liquidity and to support commercial paper and variable-rate demand notes, the major components of which we detail below. Available unused credit on these lines at December 31, 2011 was $2.7 billion.

Sempra Energy

Sempra Energy has a $1 billion, four-year syndicated revolving credit agreement expiring in October 2014. Citibank, N.A. serves as administrative agent for the syndicate of 23 lenders. No single lender has greater than a 7-percent share.

Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy’s credit ratings. The facility requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter. The actual ratio at December 31, 2011, calculated as defined in the agreement, was 50.9 percent. The facility also provides for issuance of up to $400 million of letters of credit on behalf of Sempra Energy with the amount of borrowings otherwise available under the facility reduced by the amount of outstanding letters of credit.

At December 31, 2011, Sempra Energy had $8 million of variable-rate demand notes outstanding supported by the facility.

Sempra Global

Sempra Global has a $2 billion, four-year syndicated revolving credit agreement expiring in October 2014. Citibank, N.A. serves as administrative agent for the syndicate of 23 lenders. No single lender has greater than a 7-percent share.

Sempra Energy guarantees Sempra Global’s obligations under the credit facility. Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy’s credit ratings. The facility requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter.

At December 31, 2011, Sempra Global had $821 million of commercial paper outstanding supported by the facility. At December 31, 2011 and 2010, respectively, $400 million and $800 million of commercial paper outstanding is classified as long-term debt based on management’s intent and ability to maintain this level of borrowing on a long-term basis either supported by this credit facility or by issuing long-term debt. This classification has no impact on cash flows.

Sempra Utilities

SDG&E and SoCalGas have a combined $800 million, four-year syndicated revolving credit agreement expiring in October 2014. JPMorgan Chase Bank serves as administrative agent for the syndicate of 22 lenders. No single lender has greater than a 7-percent share. The agreement permits each utility to individually borrow up to $600 million, subject to a combined limit of $800 million for both utilities. It also provides for the issuance of letters of credit on behalf of each utility subject to a combined letter of credit commitment of $200 million for both utilities. The amount of borrowings otherwise available under the facility is reduced by the amount of outstanding letters of credit.

Borrowings under the facility bear interest at benchmark rates plus a margin that varies with market index rates and the borrowing utility’s credit ratings. The agreement requires each utility to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter. The actual ratios for SDG&E and SoCalGas at December 31, 2011, calculated as defined in the agreement, were 49.2 percent and 37.6 percent, respectively.

Each utility’s obligations under the agreement are individual obligations, and a default by one utility would not constitute a default by the other utility or preclude borrowings by, or the issuance of letters of credit on behalf of, the other utility.

At December 31, 2011, SDG&E and SoCalGas had no outstanding borrowings and SDG&E had $237 million variable-rate demand notes outstanding supported by the facility. Available unused credit on the lines at December 31, 2011 was $363 million at SDG&E and $563 million at SoCalGas. SoCalGas’ availability reflects the impact of SDG&E’s use of the combined credit available on the line.

GUARANTEES

RBS Sempra Commodities

As we discuss in Note 4, in 2010 and early 2011, Sempra Energy, RBS and RBS Sempra Commodities sold substantially all of the businesses and assets within the partnership in four separate transactions. In connection with each of these transactions, the buyers were, subject to certain qualifications, obligated to replace any guarantees that we had issued in connection with the applicable businesses sold with guarantees of their own. At December 31, 2011, the buyers have substantially completed this process for those counterparties with existing, open positions. For those guarantees which have not been replaced, the buyers are obligated to indemnify us in accordance with the applicable transaction documents for any claims or losses in connection with the guarantees that we issued associated with the businesses sold. We provide additional information in Note 1.

At December 31, 2011, RBS Sempra Commodities no longer requires significant working capital support. However, we have provided back-up guarantees for a portion of RBS Sempra Commodities’ remaining trading obligations.  A few of these back-up guarantees may continue for a prolonged period of time. RBS has fully indemnified us for any claims or losses in connection with these arrangements, with the exception of those obligations for which JP Morgan has agreed to indemnify us. We discuss the indemnification release in Note 4.

RBS Sempra Commodities’ net trading liabilities supported by Sempra Energy’s guarantees at December 31, 2011 were $1 million, consisting of guaranteed trading obligations net of collateral. The amount of guaranteed net trading liabilities varies from day to day with the value of the trading obligations and related collateral.

Other Guarantees

Sempra Generation and BP Wind Energy currently hold 50-percent interests in Fowler Ridge 2 and Cedar Creek 2. After completion of these projects and obtaining term financing in 2010, proceeds from the term loans were used to return $180 million and $95 million, respectively, of each owner’s investments in the joint venture. The term loan of $348 million obtained by Fowler Ridge 2 expires in August 2022, and the $275 million term loan obtained by Cedar Creek 2 expires in June 2029. The term loan agreements require Sempra Generation and BP Wind Energy to return cash to the projects in the event that the projects do not meet certain cash flow criteria or in the event that the projects’ debt service and operation and maintenance reserve accounts are not maintained at specific thresholds. Sempra Generation recorded liabilities of $9 million in 2010 and $3 million in 2011 for the fair value of its obligations associated with the cash flow requirements, which constitute guarantees. The liabilities are being amortized over their expected lives. The outstanding loans are not guaranteed by the partners.

WEIGHTED AVERAGE INTEREST RATES

The weighted average interest rates on the total short-term debt outstanding at Sempra Energy were 0.93 percent and 0.46 percent at December 31, 2011 and December 31, 2010, respectively. The weighted average interest rates at December 31, 2011 and 2010 include interest rates for commercial paper borrowings classified as long-term, as we discuss above.

LONG-TERM DEBT

The following tables show the detail and maturities of long-term debt outstanding:

LONG-TERM DEBT
(Dollars in millions)
	December 31,
	2011	2010
SDG&E
First mortgage bonds:
6.8% June 1, 2015	$14	$14
5.3% November 15, 2015	250	250
Variable rate (0.08% at December 31, 2011) July 1, 2018(1)	161	161
5.85% June 1, 2021(1)	60	60
3% August 15, 2021	350	―
6% June 1, 2026	250	250
5% to 5.25% December 1, 2027(1)	150	150
5.875% January and February 2034(1)	176	176
5.35% May 15, 2035	250	250
6.125% September 15, 2037	250	250
Variable rate (0.90% at December 31, 2011) May 1, 2039(1)	75	75
6% June 1, 2039	300	300
5.35% May 15, 2040	250	250
4.5% August 15, 2040	500	500
3.95% November 15, 2041	250	―
	3,286	2,686
Other long-term debt (unsecured unless otherwise noted):
5.9% Notes June 1, 2014	130	130
5.3% Notes July 1, 2021(1)	39	39
5.5% Notes December 1, 2021(1)	60	60
4.9% Notes March 1, 2023(1)	25	25
OMEC LLC loan at variable rates (5.2925% at December 31, 2011)
payable 2012 through April 2019 (secured by plant assets)	355	365
Capital lease obligations:
Purchased-power agreements	180	182
Other	13	20
	802	821
	4,088	3,507
Current portion of long-term debt	(19)	(19)
Unamortized discount on long-term debt	(11)	(9)
Total SDG&E	4,058	3,479

SoCalGas
First mortgage bonds:
4.375% January 15, 2011, including $150 at variable rates after
fixed-to-floating rate swaps	―	250
4.8% October 1, 2012	250	250
5.5% March 15, 2014	250	250
5.45% April 15, 2018	250	250
5.75% November 15, 2035	250	250
5.125% November 15, 2040	300	300
	1,300	1,550
Other long-term debt (unsecured):
4.75% Notes May 14, 2016(1)	8	8
5.67% Notes January 18, 2028	5	5
Capital lease obligations	11	19
Market value adjustments for interest rate swap, net (expired January 18, 2011)	―	3
	24	35
	1,324	1,585
Current portion of long-term debt	(257)	(262)
Unamortized discount on long-term debt	(3)	(3)
Total SoCalGas	1,064	1,320

LONG-TERM DEBT (Continued)
(Dollars in millions)
	December 31,
	2011	2010
Sempra Energy
Other long-term debt (unsecured):
6% Notes February 1, 2013	400	400
8.9% Notes November 15, 2013, including $200 at variable rates after fixed-to-floating
rate swaps effective January 2011 (8.19% at December 31, 2011)	250	250
2% Notes March 15, 2014	500	―
Notes at variable rates (1.22% at December 31, 2011) March 15, 2014	300	―
6.5% Notes June 1, 2016, including $300 at variable rates after fixed-to-floating
rate swaps effective January 2011 (4.86% at December 31, 2011)	750	750
6.15% Notes June 15, 2018	500	500
9.8% Notes February 15, 2019	500	500
6% Notes October 15, 2039	750	750
Employee Stock Ownership Plan Bonds at variable rates payable on demand
(0.40% at December 31, 2011) November 1, 2014(1)	8	32
Market value adjustments for interest rate swaps, net (expire November 2013 and June 2016)	16	―

Sempra Global
Other long-term debt (unsecured):
Commercial paper borrowings at variable rates, classified as long-term debt
(0.74% weighted average at December 31, 2011)	400	800

Sempra Pipelines & Storage
Other long-term debt (unsecured unless otherwise noted):
Chilquinta Energía
2.75% Series A Bonds October 30, 2014(1)	24	―
4.25% Series B Bonds October 30, 2030(1)	202	―
Luz del Sur
Notes at 5.72% to 7.91% payable 2012 through 2021	185	―
Bank loans 5.45% to 6.75% payable 2012 through 2016	41	―
Other
Notes at 2.87% to 5.05% payable 2012 through 2013(1)	24	52
9% Notes May 13, 2013	1	1
8.45% Notes payable 2012 through 2017, secured	29	32
4.5% Notes July 1, 2024, secured(1)	21	117
Industrial development bonds at variable rates (0.08% at December 31, 2011)
August 1, 2037, secured(1)	55	55
First mortgage bonds (Mobile Gas):
6.9% payable 2011 through 2017	―	7
8.75% payable 2011 through 2022	―	8
7.48% payable 2011 through 2023	―	5
4.14% September 30, 2021	20	―
5% September 30, 2031	42	―
	5,018	4,259
Current portion of long-term debt	(60)	(68)
Unamortized discount on long-term debt	(9)	(10)
Unamortized premium on long-term debt	7	―
Total other Sempra Energy	4,956	4,181
Total Sempra Energy Consolidated	$10,078	$8,980
(1)	Callable long-term debt.

MATURITIES OF LONG-TERM DEBT(1)
(Dollars in millions)
				Total
			Other	Sempra
			Sempra	Energy
	SDG&E	SoCalGas	Energy	Consolidated
2012	$10	$250	$60	$320
2013	10	―	706	716
2014	140	250	881	1,271
2015	274	―	42	316
2016	10	8	768	786
Thereafter	3,451	805	2,545	6,801
Total	$3,895	$1,313	$5,002	$10,210
(1)	Excludes capital lease obligations and market value adjustments for interest rate swaps.

Various long-term obligations totaling $5.1 billion at Sempra Energy at December 31, 2011 are unsecured. This includes unsecured long-term obligations totaling $254 million at SDG&E and $13 million at SoCalGas.

CALLABLE LONG-TERM DEBT

At the option of Sempra Energy, SDG&E and SoCalGas, certain debt is callable subject to premiums at various dates:

CALLABLE LONG-TERM DEBT
(Dollars in millions)
					Total
				Other	Sempra
				Sempra	Energy
	SDG&E	SoCalGas		Energy	Consolidated
2012	$221	$	―	$132	$353
2013	45		―	―	45
2014	124		―	202	326
2015	105		―	―	105
2016	―		8	―	8
after 2016	251		―	―	251
Total	$746		$8	$334	$1,088
Callable bonds subject to make-whole provisions	$2,650		$1,300	$3,741	$7,691

In addition, the OMEC LLC project financing loan discussed in Note 1, with $355 million of borrowings at December 31, 2011, may be prepaid at the borrowers’ option.

FIRST MORTGAGE BONDS

The Sempra Utilities issue first mortgage bonds which are secured by a lien on utility plant. The Sempra Utilities may issue additional first mortgage bonds upon compliance with the provisions of their bond agreements (indentures). These indentures require, among other things, the satisfaction of pro forma earnings-coverage tests on first mortgage bond interest and the availability of sufficient mortgaged property to support the additional bonds, after giving effect to prior bond redemptions. The most restrictive of these tests (the property test) would permit the issuance, subject to CPUC authorization, of an additional $3.3 billion of first mortgage bonds at SDG&E and $817 million at SoCalGas at December 31, 2011.

Mobile Gas also issues first mortgage bonds secured by utility plant.

In August 2011, SDG&E publicly offered and sold $350 million of 3-percent first mortgage bonds maturing in 2021. In November 2011, SDG&E publicly offered and sold $250 million of 3.95-percent first mortgage bonds maturing in 2041.

In September 2011, Mobile Gas privately placed $20 million of 4.14-percent first mortgage bonds and $42 million of 5-percent first mortgage bonds, maturing in 2021 and 2031, respectively.

INDUSTRIAL DEVELOPMENT BONDS

SDG&E

In June 2009, SDG&E remarketed $176 million of industrial development bonds at a fixed rate of 5.875 percent, maturing in 2034. The bonds were initially issued as insured, auction-rate securities, the proceeds of which were loaned to SDG&E, and are repaid with payments on SDG&E first mortgage bonds that have terms corresponding to those of the industrial development bonds that they secure. Prior to SDG&E’s remarketing of the remaining bonds in 2009, SDG&E had purchased $152 million of the bonds from Sempra Energy. SDG&E also has $161 million of industrial development bonds outstanding with a variable interest rate that resets on a weekly basis.

Sempra Pipelines & Storage

To secure an approved exemption from sales and use tax, Sempra Pipelines & Storage has incurred through December 31, 2011, $201 million ($84 million in 2011, $42 million in 2010, and $75 million in 2009) out of a maximum available $265 million of long-term debt related to the construction and equipping of its Mississippi Hub natural gas storage facility. After a redemption of $180 million in December 2011, the debt balance remaining at December 31, 2011, is $21 million. The debt is payable to the Mississippi Business Finance Corporation (MBFC), and we recorded bonds receivable from the MBFC for the same amount. Both the financing obligation and the bonds receivable have interest rates of 4.5 percent and are due on July 1, 2024.

OTHER LONG-TERM DEBT

In March 2011, Sempra Energy publicly offered and sold $500 million of 2-percent notes and $300 million of floating rate notes (1.22 percent as of December 31, 2011), both maturing in 2014. The floating rate notes bear interest at a rate equal to the three-month London interbank offered rate (LIBOR) plus 0.76 percent. The interest rate is reset quarterly.

Chilquinta Energía has outstanding Series A and Series B Chilean public bonds with maturity dates in 2014 and 2030, respectively, and stated interest rates of 2.75 percent and 4.25 percent, respectively. The bonds and related interest are denominated in Chilean Unidades de Fomento. The Chilean Unidad de Fomento is a unit of account used in Chile that is adjusted for inflation, and its value is quoted in Chilean Pesos. In 2009, Sempra Pipelines & Storage purchased $58 million of the 2.75-percent bonds, which are eliminated in consolidation.  Net of this elimination, as of December 31, 2011, the outstanding balance on these bonds was $226 million ($24 million of Series A and $202 million of Series B).

Luz del Sur has outstanding Peruvian corporate bonds, denominated in the local currency, with maturity dates ranging from 2012 through 2021 at fixed interest rates ranging from 5.72 percent to 7.91 percent.  As of December 31, 2011, the outstanding balance on these bonds was $185 million. Additionally, Luz del Sur has outstanding bank loans with maturity dates ranging from 2012 through 2016 at interest rates ranging from 5.45 percent to 6.75 percent. As of December 31, 2011, the outstanding balance on the bank loans was $41 million.

DEBT OF EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) AND TRUST (TRUST)

The ESOP covers substantially all U.S. based Sempra Energy employees, including those of SDG&E and SoCalGas. The Trust is used to fund part of the retirement savings plan described in Note 8. The bonds of the ESOP are payable by the Trust and mature in 2014. Because the bonds outstanding at December 31, 2011 are payable on demand, we have classified them as short-term.

The remaining $8 million of these bonds are being repriced weekly through maturity. ESOP debt was paid down by a total of $64 million during the last three years when 1 million shares of Sempra Energy common stock were released from the Trust in order to fund employer contributions to the Sempra Energy savings plan trust. Interest on the ESOP debt was a negligible amount in 2011, $2 million in 2010 and $3 million in 2009. Dividends used for debt service amounted to $1 million in 2011, $1 million in 2010 and $2 million in 2009.

INTEREST RATE SWAPS

We discuss our fair value interest rate swaps and interest rate swaps to hedge cash flows in Note 10.

NOTE 6. FACILITIES UNDER JOINT OWNERSHIP

San Onofre Nuclear Generating Station (SONGS) and the Southwest Powerlink transmission line are owned jointly by SDG&E with other utilities. SDG&E’s interests at December 31, 2011 were as follows:

		Southwest
(Dollars in millions)	SONGS	Powerlink
Percentage ownership	20%	91%
Utility plant in service	$308	$323
Accumulated depreciation and amortization	59	191
Construction work in progress	129	22

SDG&E, and each of the other owners, holds its undivided interest as a tenant in common in the property. Each owner is responsible for financing its share of each project and participates in decisions concerning operations and capital expenditures.

SDG&E’s share of operating expenses is included in Sempra Energy’s and SDG&E’s Consolidated Statements of Operations.

SONGS DECOMMISSIONING

Objectives, work scope, and procedures for the dismantling and decontamination of SONGS’ three units must meet the requirements of the Nuclear Regulatory Commission (NRC), the Environmental Protection Agency (EPA), the U.S. Department of the Navy (the land owner), the CPUC and other regulatory bodies.

SDG&E’s asset retirement obligation related to decommissioning costs for the SONGS units was $524 million at December 31, 2011. That amount includes the cost to decommission Units 2 and 3, and the remaining cost to complete the decommissioning of Unit 1, which is substantially complete. The remaining work on Unit 1 will be completed when Units 2 and 3 are decommissioned. Southern California Edison Company (Edison), the operator of SONGS, updates decommissioning cost studies every three years. Rate recovery of decommissioning costs is allowed until the time that the costs are fully recovered and is subject to adjustment every three years based on the costs allowed by regulators. Collections are authorized to continue until 2022. The most recent cost study was approved by the CPUC in July 2010. SDG&E’s share of decommissioning costs under the approved study is approximately $768 million.

Unit 1 was permanently shut down in 1992, and physical decommissioning began in January 2000. Most structures, foundations and large components have been dismantled, removed and disposed of. Spent nuclear fuel has been removed from the Unit 1 Spent Fuel Pool and stored on-site in an independent spent fuel storage installation (ISFSI) licensed by the NRC. The decommissioning of Unit 1 remaining structures (subsurface and intake/discharge) will take place when Units 2 and 3 are decommissioned. The ISFSI will be decommissioned after a permanent storage facility becomes available and the U.S. Department of Energy (DOE) removes the spent fuel from the site. The Unit 1 reactor vessel is expected to remain on site until Units 2 and 3 are decommissioned.

SPENT NUCLEAR FUEL

SONGS owners are responsible for interim storage of spent nuclear fuel generated at SONGS until the DOE accepts it for final disposal. Spent nuclear fuel has been stored in the SONGS Units 1, 2 and 3 spent fuel pools and in the ISFSI, as follows:

▪	Movement of all Unit 1 spent fuel to the ISFSI was completed in 2005.

▪	Spent fuel for Unit 2 is being stored in both the Unit 2 spent fuel pool and the ISFSI.

▪	Spent fuel for Unit 3 is being stored in both the Unit 3 spent fuel pool and the ISFSI.

A second ISFSI pad, completed in 2009, will provide sufficient storage capacity to allow for the continued operation of SONGS through 2022.

The amounts collected in rates for SONGS’ decommissioning are invested in externally managed trust funds. Amounts held by the trusts are invested in accordance with CPUC regulations. These trusts are shown on the Sempra Energy and SDG&E Consolidated Balance Sheets at fair value with the offsetting credits recorded in Regulatory Liabilities Arising from Removal Obligations.

The following table shows the fair values and gross unrealized gains and losses for the securities held in the trust funds.

NUCLEAR DECOMMISSIONING TRUSTS
(Dollars in millions)
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
As of December 31, 2011:
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies(1)	$157	$13	$ ―	$170
Municipal bonds(2)	72	5	―	77
Other securities(3)	76	3	(1)	78
Total debt securities	305	21	(1)	325
Equity securities	246	227	(5)	468
Cash and cash equivalents	11	―	―	11
Total	$562	$248	$(6)	$804

As of December 31, 2010:
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies	$162	$14	$(2)	$174
Municipal bonds	101	2	(3)	100
Other securities	22	3	―	25
Total debt securities	285	19	(5)	299
Equity securities	219	242	(1)	460
Cash and cash equivalents	10	―	―	10
Total	$514	$261	$(6)	$769
(1) Maturity dates are 2012-2042
(2) Maturity dates are 2012-2057
(3) Maturity dates are 2012-2051

The following table shows the proceeds from sales of securities in the trusts and gross realized gains and losses on those sales.

SALES OF SECURITIES
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Proceeds from sales(1)	$715	$351	$224
Gross realized gains	75	11	6
Gross realized losses	(52)	(11)	(33)
(1)	Excludes securities that are held to maturity.

The increase in sales in 2011 was predominantly due to a restructuring of investments within the trust to achieve a more broadly diversified asset mix. Within the fixed income portfolio, the allocation to U.S. Treasury debt-securities was reduced, while holdings of other fixed income securities, including corporate and municipal bonds, and investments in mortgage- and asset-backed securities, were increased. The international equity portfolio was restructured to invest in both developed and emerging market equity securities.

Net unrealized gains (losses) are included in Regulatory Liabilities Arising from Removal Obligations on the Consolidated Balance Sheets. We determine the cost of securities in the trusts on the basis of specific identification.

Customer contribution amounts are determined by the CPUC using estimates of after-tax investment returns, decommissioning costs, and decommissioning cost escalation rates. Changes in investment returns and decommissioning costs may result in a change in future customer contributions.

We discuss the impact of asset retirement obligations in Note 1. We provide additional information about SONGS in Notes 14 and 15.

NOTE 7. INCOME TAXES

Reconciliation of net U.S. statutory federal income tax rates to the effective income tax rates is as follows:

RECONCILIATION OF FEDERAL INCOME TAX RATES TO EFFECTIVE INCOME TAX RATES

	Years ended December 31,
	2011	2010	2009
Sempra Energy Consolidated
U.S. federal statutory income tax rate	35%	35%	35%
Utility depreciation	3	6	3
State income taxes, net of federal income tax benefit	2	―	3
Tax credits	(3)	(7)	(1)
Allowance for equity funds used during construction	(2)	(3)	(1)
Non-U.S. earnings taxed at lower statutory income tax rates	(8)	(12)	(5)
Adjustments to prior years’ tax issues	―	(3)	(2)
Utility repair allowance	(1)	(2)	(1)
Self-developed software expenditures	(3)	(5)	(3)
Mexican foreign exchange and inflation effects	(1)	2	1
Variable interest entities	―	1	(1)
Noncontrolling interests	―	―	1
Impact of change in income tax law	―	2	―
Impact of impairment of an equity method investment	―	(2)	―
Other, net	(1)	1	―
Effective income tax rate	21%	13%	29%
SDG&E
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	4	5	4
State income taxes, net of federal income tax benefit	5	4	4
Allowance for equity funds used during construction	(4)	(3)	(2)
Adjustments to prior years’ tax issues	―	(3)	(1)
Utility repair allowance	(1)	(2)	(1)
Self-developed software expenditures	(3)	(2)	(2)
Variable interest entity	(1)	1	(2)
Impact of change in income tax law	―	1	―
Other, net	(1)	(3)	(3)
Effective income tax rate	34%	33%	32%
SoCalGas
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	6	5	6
State income taxes, net of federal income tax benefit	4	4	4
Self-developed software expenditures	(7)	(6)	(6)
Allowance for equity funds used during construction	(2)	(1)	(1)
Impact of change in income tax law	―	3	―
Other, net	(3)	(2)	(4)
Effective income tax rate	33%	38%	34%

The CPUC requires flow-through rate-making treatment for the current income tax benefit or expense arising from certain property-related and other temporary differences between the treatment for financial reporting and income tax, which will reverse over time. Under the regulatory accounting treatment required for these flow-through temporary differences, deferred income taxes are not recorded to deferred income tax expense, but rather to a regulatory asset or liability. As a result, changes in the relative size of these items compared to pretax income, from period to period, can cause variations in the effective income tax rate. The following items are subject to flow-through treatment:

▪	the equity portion of AFUDC

▪	cost of removal of utility plant assets

▪	self-developed software costs

▪	depreciation on a certain portion of utility plant assets

The geographic components of Income Before Income Taxes and Equity Earnings of Certain Unconsolidated Subsidiaries at Sempra Energy are as follows:

	Years ended December 31,
(Dollars in millions)	2011	2010	2009
U.S.	$1,009	$447	$1,007
Non-U.S.	712	339	469
Total	$1,721	$786	$1,476

The components of income tax expense are as follows:

INCOME TAX EXPENSE
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Sempra Energy Consolidated
Current:
U.S. Federal	$75	$27	$39
U.S. State	(3)	(3)	40
Non-U.S.	149	30	48
Total	221	54	127
Deferred:
U.S. Federal	146	(11)	216
U.S. State	46	36	24
Non-U.S.	(45)	27	58
Total	147	52	298
Deferred investment tax credits	(2)	(4)	(3)
Total income tax expense	$366	$102	$422
SDG&E
Current:
U.S. Federal	$(59)	$69	$70
U.S. State	6	52	34
Total	(53)	121	104
Deferred:
U.S. Federal	253	75	75
U.S. State	36	(21)	(2)
Total	289	54	73
Deferred investment tax credits	1	(2)	―
Total income tax expense	$237	$173	$177
SoCalGas
Current:
U.S. Federal	$(6)	$43	$52
U.S. State	19	26	22
Total	13	69	74
Deferred:
U.S. Federal	128	108	67
U.S. State	5	2	6
Total	133	110	73
Deferred investment tax credits	(3)	(3)	(3)
Total income tax expense	$143	$176	$144

We show the components of deferred income taxes at December 31 for Sempra Energy, SDG&E and SoCalGas in the tables below:

DEFERRED INCOME TAXES FOR SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	December 31,
	2011	2010
Deferred income tax liabilities:
Differences in financial and tax bases of depreciable and amortizable assets	$2,394	$1,965
Regulatory balancing accounts	456	535
Unrealized revenue	13	23
Loss on reacquired debt	12	15
Property taxes	43	38
Difference in financial and tax bases of partnership interests	152	―
Other deferred income tax liabilities	30	72
Total deferred income tax liabilities	3,100	2,648
Deferred income tax assets:
Investment tax credits	22	34
Equity losses	16	3
Net operating losses	811	40
Compensation-related items	140	158
Postretirement benefits	361	467
Difference in financial and tax bases of partnership interests	―	83
Other deferred income tax assets	34	52
State income taxes	58	73
Bad debt allowance	8	10
Litigation and other accruals not yet deductible	5	304
Deferred income tax assets before valuation allowances	1,455	1,224
Less: valuation allowances	82	62
Total deferred income tax assets	1,373	1,162
Net deferred income tax liability	$1,727	$1,486
Our policy is to show deferred taxes of VIEs on a net basis, including valuation allowances. See table “Amounts Associated with Otay Mesa VIE” in Note 1 for further information on VIEs.

DEFERRED INCOME TAXES FOR SDG&E AND SOCALGAS
(Dollars in millions)
	SDG&E		SoCalGas
	December 31,		December 31,
	2011	2010	2011	2010
Deferred income tax liabilities:
Differences in financial and tax bases of
utility plant and other assets	$1,152	$982	$632	$483
Regulatory balancing accounts	230	230	236	316
Loss on reacquired debt	5	7	8	10
Property taxes	30	25	14	14
Other	19	17	1	(1)
Total deferred income tax liabilities	1,436	1,261	891	822
Deferred income tax assets:
Postretirement benefits	115	126	161	272
Investment tax credits	17	17	16	17
Compensation-related items	15	14	39	41
State income taxes	24	33	18	18
Litigation and other accruals not yet deductible	33	192	22	20
Hedging transaction	―	―	7	9
Other	3	7	8	10
Total deferred income tax assets	207	389	271	387
Net deferred income tax liability	$1,229	$872	$620	$435
Our policy is to show deferred taxes of VIEs on a net basis, including valuation allowances. See table “Amounts Associated with Otay Mesa VIE” in Note 1 for further information on VIEs.

The net deferred income tax liabilities are recorded on the Consolidated Balance Sheets at December 31 as follows:

NET DEFERRED INCOME TAX LIABILITY
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2011	2010	2011	2010	2011	2010
Current (asset) liability	$173	$(75)	$62	$(129)	$44	$17
Noncurrent liability	1,554	1,561	1,167	1,001	576	418
Total	$1,727	$1,486	$1,229	$872	$620	$435

At December 31, 2011, Sempra Energy has recorded a valuation allowance against a portion of its total deferred income tax assets, as shown above in the “Deferred Income Taxes for Sempra Energy Consolidated” table. A valuation allowance is recorded when, based on more-likely-than-not criteria, negative evidence outweighs positive evidence with regard to our ability to realize a deferred tax asset in the future. Of the valuation allowances recorded to date, the negative evidence outweighs the positive evidence primarily due to cumulative pretax losses in various U.S. state and non-U.S. jurisdictions resulting in net operating losses (NOLs), as discussed below, that we currently do not believe will be realized. At both Sempra Energy and SDG&E, deferred income taxes for variable interest entities are shown on a net basis. Therefore, a valuation allowance of $116 million related to variable interest entities is not reflected in the tables above. Of Sempra Energy’s total valuation allowance of $82 million, $14 million is related to non-U.S. NOLs, $8 million to other future non-U.S. deductions, and $60 million to U.S. state NOLs. The total valuation allowance increased by $20 million during 2011 when compared to 2010, primarily due to the increase in the valuation allowance established for U.S. state NOLs. We believe that it is more likely than not that the remainder of the total deferred income tax asset is realizable.

At December 31, 2011, Sempra Energy’s non-U.S. subsidiaries had $52 million of unused NOLs available to utilize in the future to reduce Sempra Energy’s future non-U.S. income tax expense, which is in Denmark, Mexico, the Netherlands and Spain. The carryforward periods for our non-U.S. unused NOLs are as follows: $7 million does not expire and $45 million expires between 2012 and 2026. As of December 31, 2011, our Mexican subsidiaries have NOLs of $176 million, of which $163 million have been utilized on a consolidated level. These NOLs are subject to recapture between 2012 and 2016 if the Mexican subsidiary that generated them does not have sufficient taxable income itself to realize them within 5 years. These NOLs expire between 2016 and 2021. Sempra Energy’s U.S. subsidiaries had $768 million of unused U.S. state NOLs, primarily in Alabama, Connecticut, District of Columbia, Indiana, Louisiana, Minnesota, New Jersey, New York and Oklahoma. These U.S. state NOLs expire between 2012 and 2031. We have not recorded income tax benefits on a portion of Sempra Energy’s total NOLs because they were incurred in jurisdictions where we currently believe they will not be realized, as discussed above. Sempra Energy’s consolidated U.S. subsidiaries had $1.8 billion of unused U.S. federal consolidated NOLs and $798 million of unused California combined NOLs. We have recorded income tax benefits on these NOLs, in total, because they were incurred in jurisdictions where we currently believe they will be realized.

At December 31, 2011, Sempra Energy had not recognized a U.S. deferred income tax liability related to a $2.6 billion basis difference between its financial statement and tax investment amount in its non-U.S. subsidiaries. This basis difference consists of $2.6 billion of cumulative undistributed earnings that we expect to reinvest indefinitely outside of the U.S., which includes the $0.3 billion gain related to the remeasurement of equity method investments in Chilquinta Energía and Luz del Sur, as we discuss in Note 3. These cumulative undistributed earnings have previously been reinvested or will be reinvested in active non-U.S. operations, thus we do not intend to use these earnings as a source of funding for U.S. operations. It is not practical to determine the amount of U.S. income taxes that might be payable if the cumulative undistributed earnings were eventually distributed or the investments were sold. U.S. deferred income taxes would be recorded on $2.6 billion of the basis difference related to cumulative undistributed earnings if we no longer intend to indefinitely reinvest all, or a part, of the cumulative undistributed earnings.

Following is a summary of unrecognized income tax benefits:

SUMMARY OF UNRECOGNIZED INCOME TAX BENEFITS
(Dollars in millions)
	Sempra Energy
	Consolidated			SDG&E			SoCalGas
	2011	2010	2009	2011	2010	2009	2011		2010	2009
Total	$72	$97	$94	$7	$5	$14	$	―	$8	$11
Of the total, amounts related to tax
positions that, if recognized, in
future years, would:
decrease the effective tax rate	$(72)	$(76)	$(76)	$(7)	$(5)	$(13)	$	―	$(1)	$(1)
increase the effective tax rate	7	5	13	7	5	13		―	―	―

Following is a reconciliation of the changes in unrecognized income tax benefits for the years ended December 31:

RECONCILIATION OF UNRECOGNIZED INCOME TAX BENEFITS
(Dollars in millions)
	2011		2010	2009
Sempra Energy Consolidated:
Balance as of January 1		$97	$94	$104
Increase in prior period tax positions		7	29	44
Decrease in prior period tax positions		(26)	(4)	(3)
Increase in current period tax positions		3	5	15
Settlements with taxing authorities		(9)	(9)	(54)
Expirations of statutes of limitations		―	(18)	(12)
Balance as of December 31		$72	$97	$94
SDG&E:
Balance as of January 1		$5	$14	$18
Increase in prior period tax positions		―	―	1
Decrease in prior period tax positions		―	(3)	―
Increase in current period tax positions		2	3	3
Settlements with taxing authorities		―	(9)	(8)
Balance as of December 31		$7	$5	$14
SoCalGas:
Balance as of January 1		$8	$11	$19
Increase in prior period tax positions		2	5	1
Settlements with taxing authorities		(10)	―	(1)
Expirations of statutes of limitations		―	(8)	(8)
Balance as of December 31	$	―	$8	$11

It is reasonably possible that within the next 12 months unrecognized income tax benefits could decrease due to the following:

POSSIBLE DECREASES IN UNRECOGNIZED INCOME TAX BENEFITS WITHIN 12 MONTHS
(Dollars in millions)
	At December 31,
	2011		2010		2009
Sempra Energy Consolidated:
Expiration of statutes of limitations on tax assessments		$(7)		$(6)		$(7)
Potential resolution of audit issues with various
U.S. federal, state and local and non-U.S. taxing authorities		―		(35)		(24)
		$(7)		$(41)		$(31)
SDG&E	$	―	$	―	$	―
SoCalGas:
Expiration of statutes of limitations on tax assessments	$	―		$(5)		$(6)
Potential resolution of audit issues with various
U.S. federal, state and local taxing authorities		―		―		(1)
	$	―		$(5)		$(7)

Amounts accrued for interest expense and penalties associated with unrecognized income tax benefits are included in income tax expense in the Consolidated Statements of Operations for the years ended December 31 as follows:

INTEREST EXPENSE AND PENALTIES ASSOCIATED WITH UNRECOGNIZED INCOME TAX BENEFITS
(Dollars in millions)
	Sempra Energy
	Consolidated			SDG&E				SoCalGas
	2011	2010	2009	2011		2010	2009	2011	2010	2009
Interest expense (benefit)	$(3)	$4	$(16)	$	―	$3	$(4)	$(1)	$1	$(3)
Penalties	(1)	―	3		―	―	―	―	―	1

Amounts accrued at December 31 on the Consolidated Balance Sheets for interest expense and penalties associated with unrecognized income tax benefits are as follows:

ACCRUED INTEREST EXPENSE AND PENALTIES ASSOCIATED WITH UNRECOGNIZED INCOME TAX BENEFITS
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2011	2010	2011	2010	2011	2010
Interest expense (benefit)	$3	$6	$1	$1	$1	$2
Penalties	3	4	―	―	―	―

INCOME TAX AUDITS

Sempra Energy is subject to U.S. federal income tax as well as to income tax of multiple state and non-U.S. jurisdictions. We remain subject to examination for U.S. federal tax years after 2006. We are subject to examination by major state tax jurisdictions for tax years after 2005. Certain major non-U.S. income tax returns from 2002 through the present are open to examination.

In addition, we have filed state refund claims for tax years back to 1998, and PE has filed state refund claims for tax years back to 1993. The pre-2006 tax years are closed to new issues; therefore, no additional tax may be assessed by the taxing authorities for these years.

SDG&E and SoCalGas are subject to U.S. federal income tax as well as income tax of state jurisdictions. They remain subject to examination for U.S. federal years after 2006 and by major state tax jurisdictions for years after 2005.

NOTE 8. EMPLOYEE BENEFIT PLANS

We are required by applicable GAAP to:

▪	recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status in the statement of financial position;
▪	measure a plan’s assets and its obligations that determine its funded status as of the end of the fiscal year (with limited exceptions); and
▪
recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Generally, those changes are reported in other comprehensive income and as a separate component of shareholders’ equity.

The information presented below covers the employee benefit plans of Sempra Energy and its principal subsidiaries, as detailed following.

Sempra Energy has funded and unfunded noncontributory defined benefit plans, including separate plans for SDG&E and SoCalGas, which collectively cover all domestic and certain foreign employees, and Sempra Energy’s board of directors. The plans generally provide defined benefits based on years of service and either final average or career salary.

Chilquinta Energía, which was acquired by Sempra Energy in 2011, has an unfunded contributory defined benefit plan covering all employees hired before October 1, 1981 and an unfunded noncontributory termination indemnity obligation covering all employees. The plans generally provide defined benefits to retirees based on date of hire, years of service and final average salary.

Sempra Energy also has other postretirement benefit plans (PBOP), including separate plans for SDG&E and SoCalGas, which collectively cover all domestic and certain foreign employees, and Sempra Energy’s board of directors. The life insurance plans are both contributory and noncontributory, and the health care plans are contributory. Participants’ contributions are adjusted annually. Other postretirement benefits include medical benefits for retirees’ spouses.

Chilquinta Energía also has two noncontributory postretirement benefit plans which cover substantially all employees – a health care plan and an energy subsidy plan that provides for reduced energy rates. The health care plan includes benefits for retirees’ spouses and dependents.

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include

▪	discount rates
▪	expected return on plan assets
▪	health-care cost trend rates
▪	mortality rates
▪	compensation increase rates
▪	payout elections (lump sum or annuity)

We review these assumptions on an annual basis prior to the beginning of each year and update them as appropriate. We consider current market conditions, including interest rates, in making these assumptions. We use a December 31 measurement date for all of our plans.

In support of its Supplemental Executive Retirement, Cash Balance Restoration and Deferred Compensation Plans, Sempra Energy maintains dedicated assets, including investments in life insurance contracts, which totaled $478 million and $442 million at December 31, 2011 and 2010, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Benefit Plan Amendments Affecting 2011

Effective January 1, 2011, for certain postretirement health plans, the employer contribution was increased to maintain the grandfathered retiree plan status under the Patient Protection and Affordable Care Act (PPACA) discussed below. This increased the benefit obligation by approximately $4 million for Sempra Energy Consolidated, $2 million for SDG&E, and $1 million for SoCalGas.

Benefit Obligations and Assets

The following three tables provide a reconciliation of the changes in the plans’ projected benefit obligations and the fair value of assets during 2011 and 2010, and a statement of the funded status at December 31, 2011 and 2010:

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
Sempra Energy Consolidated	2011	2010	2011	2010
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$3,124	$3,083	$1,139	$985
Service cost	83	83	31	26
Interest cost	168	167	65	57
Plan amendments	―	1	4	―
Impact of PPACA excise tax	―	―	―	31
Actuarial loss (gain)	224	―	(42)	81
Contributions from plan participants	―	―	15	13
Benefit payments	(177)	(210)	(59)	(56)
Acquisitions	20	―	5	―
Foreign currency adjustments	(2)	―	―	―
Settlements	(34)	―	―	―
Federal subsidy (Medicare Part D)	―	―	2	2
Net obligation at December 31	3,406	3,124	1,160	1,139

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	2,354	2,130	746	658
Actual return on plan assets	(23)	275	4	79
Employer contributions	212	159	72	52
Contributions from plan participants	―	―	15	13
Benefit payments	(177)	(210)	(59)	(56)
Settlements	(34)	―	―	―
Fair value of plan assets at December 31	2,332	2,354	778	746
Funded status at December 31	$(1,074)	$(770)	$(382)	$(393)
Net recorded liability at December 31	$(1,074)	$(770)	$(382)	$(393)

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SDG&E	2011	2010	2011	2010
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$949	$908	$175	$160
Service cost	28	27	7	6
Interest cost	49	47	10	9
Plan amendments	―	―	2	―
Actuarial loss (gain)	27	1	(5)	3
Settlements	(1)	―	―	―
Transfer of liability (to) from other plans	(19)	17	(2)	2
Contributions from plan participants	―	―	7	6
Benefit payments	(52)	(51)	(12)	(11)
Net obligation at December 31	981	949	182	175

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	713	615	99	81
Actual return on plan assets	(7)	79	(1)	7
Employer contributions	69	61	15	15
Transfer of assets (to) from other plans	(10)	9	(2)	1
Settlements	(1)	―	―	―
Contributions from plan participants	―	―	7	6
Benefit payments	(52)	(51)	(12)	(11)
Fair value of plan assets at December 31	712	713	106	99
Funded status at December 31	$(269)	$(236)	$(76)	$(76)
Net recorded liability at December 31	$(269)	$(236)	$(76)	$(76)

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SoCalGas	2011	2010	2011	2010
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$1,786	$1,764	$920	$780
Service cost	46	46	22	18
Interest cost	99	98	53	46
Plan amendments	―	―	1	―
Impact of PPACA excise tax	―	―	―	31
Actuarial loss (gain)	171	(3)	(46)	77
Contributions from plan participants	―	―	9	8
Benefit payments	(107)	(126)	(45)	(43)
Settlements	(4)	―	―	―
Transfer of liability from other plans	26	7	5	1
Federal subsidy (Medicare Part D)	―	―	2	2
Net obligation at December 31	2,017	1,786	921	920

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	1,456	1,332	632	562
Actual return on plan assets	(12)	171	4	70
Employer contributions	95	71	55	35
Transfer of assets from other plans	15	7	3	―
Settlements	(4)	―	―	―
Contributions from plan participants	―	―	9	8
Benefit payments	(107)	(125)	(45)	(43)
Fair value of plan assets at December 31	1,443	1,456	658	632
Funded status at December 31	$(574)	$(330)	$(263)	$(288)
Net recorded liability at December 31	$(574)	$(330)	$(263)	$(288)

The actuarial losses for pension plans in 2011 were primarily due to a decrease in the weighted average discount rate and the rate used to convert monthly annuity-type benefits to a lump sum benefit payment.

The actuarial gains for other postretirement plans in 2011 resulted from a decrease in assumed participation rates and claims costs and the impact of the adoption of the Employer Group Waiver Plan, partially offset by actuarial losses from a decrease in the weighted average discount rate. The Employer Group Waiver Plan is an alternative means of providing the existing pharmacy benefit.

The actuarial losses in 2010 for other postretirement plans were primarily due to higher medical premiums and higher health care trend rates for the SoCalGas other postretirement benefit plans.

Net Assets and Liabilities

The assets and liabilities of the pension and other postretirement benefit plans are affected by changing market conditions as well as when actual plan experience is different than assumed. Such events result in investment gains and losses, which we defer and recognize in pension and other postretirement benefit costs over a period of years.  Sempra Energy uses the asset smoothing method for its pension and other postretirement plans, except for the SDG&E plans. This method develops an asset value that recognizes realized and unrealized investment gains and losses over a three-year period. This adjusted asset value, known as the market-related value of assets, is used in conjunction with an expected long-term rate of return to determine the expected return-on-assets component of net periodic cost. SoCalGas also uses the asset smoothing method.

The 10-percent corridor accounting method is used at Sempra Energy, SDG&E and SoCalGas. Under the corridor accounting method, if as of the beginning of a year, unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is amortized over the average remaining service period of active participants. The asset smoothing and 10-percent corridor accounting methods help mitigate volatility of net periodic costs from year to year.

We recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans as assets or liabilities, respectively; unrecognized changes in these assets and/or liabilities are normally recorded to other comprehensive income (loss) on the balance sheet. The Sempra Utilities and Mobile Gas record regulatory assets and liabilities that offset the funded pension and other postretirement plans’ assets or liabilities, as these costs are expected to be recovered in future utility rates based on agreements with regulatory agencies.

The Sempra Utilities record annual pension and other postretirement net periodic benefit costs equal to the contributions to their plans as authorized by the CPUC. The annual contributions to the pension plans are limited to a minimum required funding amount as determined by the Internal Revenue Service. The annual contributions to the other postretirement plans are equal to the lesser of the maximum tax deductible amount or the net periodic cost calculated in accordance with GAAP for pension and other postretirement benefit plans. Mobile Gas records annual pension and other postretirement net periodic benefit costs based on an estimate of the net periodic cost at the beginning of the year calculated in accordance with GAAP for pension and other postretirement benefit plans, as authorized by the Alabama Public Service Commission. Any differences between booked net periodic benefit cost and amounts contributed to the pension and other postretirement plans for the Sempra Utilities are disclosed as regulatory adjustments in accordance with GAAP for regulated entities.

The net liability is included in the following captions on the Consolidated Balance Sheets at December 31:

	Pension Benefits		Other Postretirement Benefits
(Dollars in millions)	2011	2010	2011		2010
Sempra Energy Consolidated
Current liabilities	$(31)	$(57)		$(2)		$(1)
Noncurrent liabilities	(1,043)	(713)		(380)		(392)
Net recorded liability	$(1,074)	$(770)		$(382)		$(393)
SDG&E
Current liabilities	$(3)	$(3)	$	―	$	―
Noncurrent liabilities	(266)	(233)		(76)		(76)
Net recorded liability	$(269)	$(236)		$(76)		$(76)
SoCalGas
Current liabilities	$(4)	$(5)	$	―	$	―
Noncurrent liabilities	(570)	(325)		(263)		(288)
Net recorded liability	$(574)	$(330)		$(263)		$(288)

Amounts recorded in Accumulated Other Comprehensive Income (Loss) as of December 31, 2011 and 2010, net of income tax effects and amounts recorded as regulatory assets, are as follows:

AMOUNTS IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
	2011	2010	2011	2010
Sempra Energy Consolidated
Net actuarial loss	$(92)	$(85)	$(8)	$(3)
Prior service credit	1	1	―	―
Total	$(91)	$(84)	$(8)	$(3)
SDG&E
Net actuarial loss	$(11)	$(11)
Prior service credit	1	1
Total	$(10)	$(10)
SoCalGas
Net actuarial loss	$(6)	$(5)
Prior service credit	1	1
Total	$(5)	$(4)

The accumulated benefit obligation for defined benefit pension plans at December 31, 2011 and 2010 was as follows:

	Sempra Energy Consolidated		SDG&E		SoCalGas
(Dollars in millions)	2011	2010	2011	2010	2011	2010
Accumulated benefit obligation	$3,176	$2,933	$962	$935	$1,845	$1,623

Sempra Energy has unfunded and funded pension plans. SDG&E and SoCalGas each have an unfunded and a funded pension plan. The following table shows the obligations of funded pension plans with benefit obligations in excess of plan assets as of December 31:

(Dollars in millions)	2011	2010
Sempra Energy Consolidated
Projected benefit obligation	$3,150	$2,880
Accumulated benefit obligation	2,958	2,702
Fair value of plan assets	2,332	2,354
SDG&E
Projected benefit obligation	$944	$917
Accumulated benefit obligation	928	906
Fair value of plan assets	712	713
SoCalGas
Projected benefit obligation	$1,987	$1,755
Accumulated benefit obligation	1,818	1,594
Fair value of plan assets	1,443	1,456

Net Periodic Benefit Cost, 2009-2011

The following three tables provide the components of net periodic benefit cost and amounts recognized in other comprehensive income for the years ended December 31:

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
Sempra Energy Consolidated	2011	2010	2009	2011	2010	2009
Net Periodic Benefit Cost
Service cost	$83	$83	$74	$31	$26	$26
Interest cost	168	167	170	65	57	56
Expected return on assets	(144)	(143)	(139)	(48)	(46)	(45)
Amortization of:
Prior service cost (credit)	4	4	7	―	(1)	(1)
Actuarial loss	34	30	23	17	8	3
Regulatory adjustment	43	19	28	7	7	7
Settlement charge	13	―	14	―	―	―
Total net periodic benefit cost	201	160	177	72	51	46

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net loss (gain)	23	(12)	9	7	(1)	3
Amortization of prior service credit	―	―	―	―	1	1
Amortization of actuarial loss	(10)	(10)	(8)	―	―	―
Total recognized in other comprehensive income	13	(22)	1	7	―	4
Total recognized in net periodic benefit cost and other comprehensive income	$214	$138	$178	$79	$51	$50

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
SDG&E	2011	2010	2009	2011	2010	2009
Net Periodic Benefit Cost
Service cost	$28	$27	$23	$7	$6	$5
Interest cost	49	47	48	10	9	9
Expected return on assets	(46)	(40)	(32)	(8)	(5)	(3)
Amortization of:
Prior service cost	1	1	4	4	4	4
Actuarial loss	9	12	16	―	―	―
Regulatory adjustment	31	13	2	2	2	2
Settlement charge	1	―	2	―	―	―
Total net periodic benefit cost	73	60	63	15	16	17

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net loss (gain)	1	2	(1)	―	―	―
Amortization of actuarial loss	(1)	(1)	(2)	―	―	―
Total recognized in other comprehensive income	―	1	(3)	―	―	―
Total recognized in net periodic benefit cost and other comprehensive income	$73	$61	$60	$15	$16	$17

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
SoCalGas	2011	2010	2009	2011	2010	2009
Net Periodic Benefit Cost
Service cost	$46	$46	$42	$22	$18	$18
Interest cost	99	98	98	53	46	45
Expected return on assets	(85)	(90)	(94)	(40)	(40)	(41)
Amortization of:
Prior service cost (credit)	2	2	2	(4)	(4)	(4)
Actuarial loss	17	10	1	17	7	3
Settlement charge	1	―	1	―	―	―
Regulatory adjustment	12	6	28	5	5	6
Total net periodic benefit cost	92	72	78	53	32	27

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net loss	2	―	1	―	―	―
Amortization of actuarial loss	(1)	(1)	(1)	―	―	―
Total recognized in other comprehensive income	1	(1)	―	―	―	―
Total recognized in net periodic benefit cost and other comprehensive income	$93	$71	$78	$53	$32	$27

The estimated net loss for the pension plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2012 is $10 million for Sempra Energy Consolidated and $1 million at both SDG&E and SoCalGas. Negligible amounts of prior service credit for the pension plans will be similarly amortized in 2012.

The estimated net loss for the PBOP plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic cost benefit in 2012 is $1 million for Sempra Energy Consolidated.

Negligible amounts of estimated prior service credit for the other postretirement benefit plans will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2012 at Sempra Energy Consolidated.

Patient Protection and Affordable Care Act (PPACA) of 2010

The PPACA was enacted in March 2010. The key aspects of this legislation affecting Sempra Energy’s cost of providing retiree medical benefits are

▪	Availability of subsidies from the Early Retiree Reinsurance Program (ERRP)

▪	Mandatory coverage for adult children until age 26 beginning in 2011

▪	Changes to the Prescription Drug Plan and Medicare Advantage programs beginning in 2011 and extending through 2020

▪	Loss of the tax free status of the Retiree Drug Subsidy (RDS) beginning in 2013

▪	Availability of coverage through health care exchanges beginning in 2014

▪	Excise tax on high-cost plans, as defined in the legislation, beginning in 2018

In determining the projected benefit obligation for our other postretirement benefit plans, we took mandatory coverage for adult children, changes to the Prescription Drug Plan and Medicare Advantage programs, and availability of health care exchanges into consideration in the development of future claims costs and health care trend rates as of December 31, 2011 and 2010. Subsidies received through the ERRP will be reflected when received. We measured loss of the tax free status of RDS separately as described in the following section. We determined the impact of the excise tax provision separately for each of Sempra Energy’s plans, as explained below.

With the exception of SoCalGas’ represented employees and Mobile Gas, we provide most of our employer subsidy in the form of a defined dollar benefit. Once the premium exceeds our stated benefit level, the retirees pay the difference between the premium amount and the subsidy. Under this arrangement, our obligation doesn’t change with the excise tax, since by 2018 the premium both before and after inclusion of the excise tax will exceed our defined dollar benefit.

SoCalGas’ union retirees are provided a subsidy as a percentage of the premium. For those retirees, we estimated an increase in SoCalGas’ and Sempra Energy’s obligations as of December 31, 2010 for the excise tax. However, it is likely that some retirees will move to less expensive plans as a result of the excise tax and lower Sempra Energy’s composite plan cost. The net effect of the increase in obligation from the excise tax, partially offset by the lower composite plan cost, was estimated to be $31 million.

Mobile Gas offers only a pre-age 65 plan. As such, future retirees will only have a limited period when the excise tax may apply. All current retirees will no longer be eligible for benefits once the excise tax is effective in 2018.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 establishes a prescription drug benefit under Medicare (Medicare Part D) and a tax-exempt federal subsidy to sponsors of retiree health-care benefit plans that provide a benefit that actuarially is at least equivalent to Medicare Part D. We have determined that benefits provided to certain participants actuarially will be at least equivalent to Medicare Part D. Thus, we are entitled to a tax-exempt subsidy that reduced our accumulated postretirement benefit obligation under our plans at January 1, 2011 and reduced the net periodic cost for 2011 by the following amounts:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E		SoCalGas
Net periodic benefit cost reduction	$4	$	―	$4

Assumptions for Pension and Other Postretirement Benefit Plans

Benefit Obligation and Net Periodic Benefit Cost

Except for the Chilquinta Energía plans, we develop the discount rate assumptions based on the results of a third party modeling tool that develops the discount rate by matching each plan’s expected cash flows to interest rates and expected maturity values of individually selected bonds in a hypothetical portfolio. The model controls the level of accumulated surplus that may result from the selection of bonds based solely on their premium yields by limiting the number of years to look back for selection to 3 years for pre-30-year and 6 years for post-30-year benefit payments. Additionally, the model ensures that an adequate number of bonds are selected in the portfolio by limiting the amount of the plan’s benefit payments that can be met by a single bond to 7.5 percent.

We selected individual bonds from a universe of Bloomberg AA-rated bonds which:

▪	have an outstanding issue of at least $50 million;

▪	are non-callable (or callable with make whole provisions);

▪	exclude collateralized bonds; and

▪	exclude the top and bottom 10 percent of yields to avoid relying on bonds which might be mispriced or misgraded.

This selection methodology also mitigates the impact of market volatility on the portfolio by excluding bonds with the following characteristics:

▪	The issuer is on review for downgrade by a major rating agency if the downgrade would eliminate the issuer from the portfolio.

▪	Recent events have caused significant price volatility to which rating agencies have not reacted.

▪	Lack of liquidity is causing price quotes to vary significantly from broker to broker.

We believe that this bond selection approach provides the best estimate of discount rates to estimate settlement values for our plans’ benefit obligations as required by the applicable GAAP.

We develop the discount rate assumptions for the plans at Chilquinta Energía based on 10-year Chilean government bond yields and the expected local long-term rate of inflation. This method for developing the discount rate is required when there is no deep market for high quality corporate bonds.

Long-term return on assets is based on the weighted-average of the plans’ investment allocation as of the measurement date and the expected returns for those asset types.

The significant assumptions affecting benefit obligation and net periodic benefit cost are as follows:

WEIGHTED-AVERAGE ASSUMPTIONS

	Pension Benefits		Other Postretirement Benefits
	2011	2010	2011	2010
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFIT OBLIGATION AS OF DECEMBER 31:
Discount rate	4.95%	5.61%	5.11%	5.77%
Rate of compensation increase	4.50%	4.50%	(1)	(1)

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET
PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31:
Sempra Energy Consolidated
Discount rate	(2)	(3)	(4)	(5)
Expected return on plan assets	7.00%	7.00%	6.25%	6.22%
Rate of compensation increase	(6)	(6)	(1)	(1)
SDG&E
Discount rate	(7)	5.40%	5.05%	5.75%
Expected return on plan assets	7.00%	7.00%	6.69%	6.49%
Rate of compensation increase	(8)	(8)	N/A	N/A
SoCalGas
Discount rate	(9)	5.75%	5.15%	5.90%
Expected return on plan assets	7.00%	7.00%	7.00%	7.00%
Rate of compensation increase	(6)	(6)	(1)	(1)
(1)
4.50% and 4.00% as of December 31, 2011 and 2010, respectively, for the life insurance and Health Reimbursement Arrangement benefits for SoCalGas’ represented employees. No other PBOP benefits are compensation-based.

(2)	In addition to rates for SDG&E and SoCalGas plans, 5.14% for Mobile Gas pension plan, 4.40% for Directors’ plan, 4.70% for other unfunded plans, and 4.90% for Sempra Energy funded plan.
(3)	In addition to rates for SDG&E and SoCalGas plans, 5.95% for Mobile Gas pension plans, 4.85% for Directors’ plan, 5.45% for other unfunded plans, and 5.55% for Sempra Energy funded plan.
(4)	In addition to rates for SDG&E and SoCalGas plans, 4.10% for the Executive Life Plan, 4.80% for Mobile Gas, and 4.65% for Sempra Energy.
(5)	In addition to rates for SDG&E and SoCalGas plans, 4.60% for the Executive Life Plan, 5.70% for Mobile Gas, and 5.40% for Sempra Energy.
(6)
4.50% for the unfunded pension plans. 3.50% to 5.00% for the funded pension plan for SoCalGas’ represented participants and 3.50% to 8.50% for all the other funded pension plans’ participants using an age-based formula.

(7)	4.70% for the unfunded pension plan. 4.80% for the funded pension plan.
(8)	4.50% for the unfunded pension plan. 3.50% to 8.50% for the funded pension plan using an age-based formula.
(9)	4.70% for the unfunded pension plan. 5.05% for the funded pension plan.

Health Care Cost Trend Rates

Assumed health-care cost trend rates have a significant effect on the amounts that we report for the health care plan costs. Following are the health-care cost trend rates applicable to our postretirement benefit plans:

	2011	2010
ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31:
Health-care cost trend rate	10.00%	8.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend)	5.00%	5.50%
Year that the rate reaches the ultimate trend	2019	2016

A one-percent change in assumed health care cost trend rates would have the following effects:

	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	1%	1%	1%	1%	1%	1%
(Dollars in millions)	Increase	Decrease	Increase	Decrease	Increase	Decrease
Effect on total of service and interest
cost components of net periodic
postretirement health care benefit cost	$13	$(10)	$1	$(1)	$12	$(9)
Effect on the health care component of the
accumulated other postretirement
benefit obligations	$116	$(95)	$9	$(8)	$105	$(85)

Plan Assets

Investment Allocation Strategy for Sempra Energy’s Pension Master Trust

Sempra Energy’s pension master trust holds the investments for the pension and other postretirement benefit plans. We maintain additional trusts as we discuss below for certain of the Sempra Utilities’ other postretirement plans. Other than index weight, the trusts do not invest in securities of Sempra Energy.

The current asset allocation objective for the pension master trust is to protect the funded status of the plans while generating sufficient returns to cover future benefit payments and accruals. We assess the portfolio performance by comparing actual returns with relevant benchmarks, such as the Morgan Stanley Capital International (MSCI) US Investable Index, the MSCI Pacific Rim and Europe Indices, the MSCI Emerging Markets Index, and the Barclays Aggregate and Long Government Credit Indices.

Primarily passive investment strategies were used for both the equity and fixed income portions of the asset allocation in 2010, and active management was added in 2011 to achieve risk and return exposures consistent with these indices. The fixed income asset allocation consists of some longer-duration fixed income securities in order to reduce plan exposure to interest rate variation. The foreign equity components provide a growth element, diversification and exposure to different currencies and economies.

The asset allocation of the plans is reviewed by our Pension and Benefits Investment Committee (the Committee) on a regular basis. When evaluating its strategic asset allocation, the Committee considers many variables, including:

▪	long-term cost

▪	variability and level of contributions

▪	funded status

▪	a range of expected outcomes over varying confidence levels

We maintain allocations at strategic levels with reasonable bands of variance. When asset class exposure reaches a minimum or maximum level, we generally rebalance the portfolio back to target allocations, unless the Committee determines otherwise.

Rate of Return Assumption

For all plans except the SDG&E postretirement health plans, we base the long-term rate of return assumption on the asset-weighted-average of the expected return for each asset class. We develop the expected returns from examining periods of historical returns and expectations for future returns from several investment and actuarial consultants. Specifically, we reached a 7.0 percent return expectation by assuming a 4.5 percent yield/return on a risk-free bond portfolio (treasury securities), adding a 50 basis point risk premium for our investment grade bond portfolio and another 300 basis point risk premium for equity securities. A 65 percent equity/35 percent fixed income mix results in a total portfolio return expectation of approximately 7.0 percent.

The expected rate of return for the SDG&E postretirement health plan assets is the weighted average of the assumed rate of return for those plan assets in the pension master trust and the Voluntary Employee Beneficiary Association (VEBA) trust for the collectively bargained plan developed using the methodology described above, and the rate of return for the assets of the non-collectively bargained plans described below. The rate of return for the assets of the non-collectively bargained plan is based on the weighted average after-tax expected return of the portfolio’s target asset allocation of 35 percent equity/65 percent fixed income. The fixed-income portfolio is invested in tax-exempt municipal bond securities, while the equity portfolio is invested 25 percent Standard & Poor’s (S&P) 500 index/5 percent MSCI Index for equity market performance in Europe, Australasia and Far East (MSCI EAFE index).

Concentration of Risk

Plan assets are fully diversified across global equity and bond markets, and other than what is indicated by the target asset allocations, contain no concentration of risk in any one economic, industry, maturity, or geographic sector.

Investment Strategy for SoCalGas’ Other Postretirement Benefit Plans

SoCalGas’ other postretirement benefit plans are funded by cash contributions from SoCalGas and current retirees. The assets of these plans are placed in the pension master trust and other VEBA trusts, as we detail below. The assets in the VEBA trusts are invested at identical allocations to the pension master trust, 65 percent equities/35 percent fixed income, using primarily index funds. This allocation has been formulated to best suit the long-term nature of the obligations.

Investment Strategy for SDG&E’s Postretirement Health Plans

SDG&E’s postretirement health plans are funded by cash contributions from SDG&E and current retirees. The assets are placed in the pension master trust and a VEBA trust, as we detail below. Assets in the pension master trust are invested at the 70 percent equity/30 percent fixed income mix using index funds. Assets in the VEBA trust for non-collectively bargained post retirement health and welfare benefit plans are taxable and therefore have a different asset allocation strategy. These assets are invested with a target asset allocation of 30 percent equity/70 percent fixed income, with a large portion of the bond portfolio placed in actively managed tax-exempt municipal bonds. The equity portfolio is indexed.

Fair Value of Pension and Other Postretirement Benefit Plan Assets

We classify the investments in Sempra Energy’s pension master trust and the trusts for the Sempra Utilities’ other postretirement benefit plans into:

▪	Level 1, for securities valued using quoted prices from active markets for identical assets;

▪	Level 2, for securities not traded on an active market but for which observable market inputs are readily available; and

▪	Level 3, for securities and investments valued based on significant inputs that are generally less observable from objective sources.

We provide more discussion of fair value measurements in Notes 1, 2 and 11. The following tables set forth by level within the fair value hierarchy a summary of the investments in our pension and other postretirement benefit plan trusts measured at fair value on a recurring basis.

The fair values of our pension plan assets by asset category are as follows:

FAIR VALUE MEASUREMENTS — SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2011
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$466	$244	$7	$717
SoCalGas (see table below)	919	484	15	1,418
Other Sempra Energy
Equity securities:
Domestic large-cap(1)	50	―	―	50
Domestic mid-cap(1)	10	―	―	10
Domestic small-cap(1)	12	―	―	12
Foreign large-cap	32	―	―	32
Foreign mid-cap	7	―	―	7
Foreign small-cap	6	―	―	6
Foreign preferred small-cap	1	―	―	1
Registered investment companies	1	―	―	1
Fixed income securities:
Domestic municipal bonds	―	2	―	2
Foreign government bonds	―	5	―	5
Domestic corporate bonds(2)	―	36	―	36
Foreign corporate bonds	―	12	―	12
Common/collective trusts(3)	―	6	―	6
Other types of investments:
Private equity funds(4) (stated at net asset value)	1	―	2	3
Total other Sempra Energy(5)	120	61	2	183
Total Sempra Energy Consolidated(6)	$1,505	$789	$24	$2,318

	At fair value as of December 31, 2010
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$450	$245	$8	$703
SoCalGas (see table below)	924	501	17	1,442
Other Sempra Energy
Equity securities:
Domestic large-cap(1)	54	―	―	54
Domestic mid-cap(1)	11	―	―	11
Domestic small-cap(1)	12	―	―	12
Foreign emerging market funds	―	13	―	13
Foreign large-cap	31	―	―	31
Foreign mid-cap	8	―	―	8
Foreign small-cap	5	―	―	5
Fixed income securities:
U.S. Treasury securities	5	―	―	5
Other U.S. government securities	―	9	―	9
Domestic municipal bonds	―	2	―	2
Foreign government bonds	―	2	―	2
Domestic corporate bonds(2)	―	31	―	31
Foreign corporate bonds	―	9	―	9
Common/collective trusts(3)	―	3	―	3
Other types of investments:
Private equity funds(4) (stated at net asset value)	―	―	2	2
Total other Sempra Energy(7)	126	69	2	197
Total Sempra Energy Consolidated(6)	$1,500	$815	$27	$2,342
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment-grade bonds of U.S. issuers from diverse industries.
(3)	Investments in common/collective trusts held in Sempra Energy’s Pension Master Trust.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $1 million and transfers payable to other plans of $7 million.
(6)	Excludes cash and cash equivalents of $14 million and $12 million at December 31, 2011 and 2010, respectively.
(7)	Excludes transfers payable to other plans of $12 million.

FAIR VALUE MEASUREMENTS — SDG&E
(Dollars in millions)
	At fair value as of December 31, 2011
PENSION PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic large-cap(1)	$199	$	―	$	―	$199
Domestic mid-cap(1)	39		―		―	39
Domestic small-cap(1)	45		―		―	45
Foreign large-cap	125		―		―	125
Foreign mid-cap	31		―		―	31
Foreign small-cap	22		―		―	22
Foreign preferred large-cap	1		―		―	1
Registered investment companies	4		―		―	4
Fixed income securities:
Domestic municipal bonds	―		9		―	9
Foreign government bonds	―		25		―	25
Domestic corporate bonds(2)	―		139		―	139
Foreign corporate bonds	―		48		―	48
Common/collective trusts(3)	―		23		―	23
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		7	7
Total investment assets(5)	$466		$244		$7	$717

	At fair value as of December 31, 2010
PENSION PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic large-cap(1)	$198	$	―	$	―	$198
Domestic mid-cap(1)	39		―		―	39
Domestic small-cap(1)	42		―		―	42
Foreign emerging market funds	―		46		―	46
Foreign large-cap	108		―		―	108
Foreign mid-cap	25		―		―	25
Foreign small-cap	19		―		―	19
Foreign preferred large-cap	1		―		―	1
Fixed income securities:
U.S. Treasury securities	18		―		―	18
Other U.S. government securities	―		32		―	32
Domestic municipal bonds	―		8		―	8
Foreign government bonds	―		9		―	9
Domestic corporate bonds(2)	―		111		―	111
Foreign corporate bonds	―		33		―	33
Common/collective trusts(3)	―		6		―	6
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		8	8
Total investment assets(6)	$450		$245		$8	$703
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment-grade bonds of U.S. issuers from diverse industries.
(3)	Investments in common/collective trusts held in Sempra Energy’s Pension Master Trust.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $4 million and $9 million of transfers payable to other plans.
(6)	Excludes cash and cash equivalents of $4 million and transfers receivable from other plans of $6 million.

FAIR VALUE MEASUREMENTS — SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2011
PENSION PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic large-cap(1)	$393	$	―	$	―	$393
Domestic mid-cap(1)	76		―		―	76
Domestic small-cap(1)	89		―		―	89
Foreign large-cap	247		―		―	247
Foreign mid-cap	61		―		―	61
Foreign small-cap	43		―		―	43
Foreign preferred large-cap	1		―		―	1
Registered investment companies	8		―		―	8
Fixed income securities:
Domestic municipal bonds	―		18		―	18
Foreign government bonds	―		49		―	49
Domestic corporate bonds(2)	―		275		―	275
Foreign corporate bonds	―		96		―	96
Common/collective trusts(3)	―		46		―	46
Other types of investments:
Private equity funds(4) (stated at net asset value)	1		―		15	16
Total investment assets(5)	$919		$484		$15	$1,418

	At fair value as of December 31, 2010
PENSION PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic large-cap(1)	$409	$	―	$	―	$409
Domestic mid-cap(1)	80		―		―	80
Domestic small-cap(1)	86		―		―	86
Foreign emerging market funds	―		95		―	95
Foreign large-cap	221		―		―	221
Foreign mid-cap	52		―		―	52
Foreign small-cap	39		―		―	39
Foreign preferred large-cap	1		―		―	1
Fixed income securities:
U.S. Treasury securities	36		―		―	36
Other U.S. government securities	―		65		―	65
Domestic municipal bonds	―		16		―	16
Foreign government bonds	―		18		―	18
Domestic corporate bonds(2)	―		227		―	227
Foreign corporate bonds	―		67		―	67
Common/collective trusts(3)	―		13		―	13
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		17	17
Total investment assets(6)	$924		$501		$17	$1,442
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment-grade bonds of U.S. issuers from diverse industries.
(3)	Investments in common/collective trusts held in Sempra Energy’s Pension Master Trust.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $9 million and transfers receivable from other plans of $16 million.
(6)	Excludes cash and cash equivalents of $8 million and transfers receivable from other plans of $6 million.

The fair values by asset category of the postretirement benefit plan assets held in the pension master trust and in the additional trusts for SoCalGas’ postretirement benefit plans and SDG&E’s postretirement benefit plans (PBOP plan trusts) are as follows:

FAIR VALUE MEASUREMENTS — SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2011
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$47	$24	$1	$72
SoCalGas (see table below)	176	390	3	569
Other Sempra Energy
Equity securities:
Domestic large-cap(1)	4	―	―	4
Domestic mid-cap(1)	1	―	―	1
Domestic small-cap(1)	1	―	―	1
Foreign large-cap	2	―	―	2
Foreign small-cap	1	―	―	1
Fixed income securities:
Domestic corporate bonds(2)	―	4	―	4
Foreign government bonds	―	1	―	1
Foreign corporate bonds	―	1	―	1
Total other Sempra Energy(3)	9	6	―	15
Total Sempra Energy Consolidated(4)	$232	$420	$4	$656

	At fair value as of December 31, 2010
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$45	$24	$1	$70
SoCalGas (see table below)	184	395	3	582
Other Sempra Energy
Equity securities:
Domestic large-cap(1)	3	―	―	3
Domestic mid-cap(1)	1	―	―	1
Domestic small-cap(1)	1	―	―	1
Foreign large-cap	2	―	―	2
Foreign mid-cap	1	―	―	1
Foreign small-cap	1	―	―	1
Fixed income securities:
U.S. Treasury securities	1	―	―	1
Domestic corporate bonds(2)	―	3	―	3
Total other Sempra Energy(5)	10	3	―	13
Total Sempra Energy Consolidated(6)	$239	$422	$4	$665
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment-grade bonds of U.S. issuers from diverse industries.
(3)	Excludes transfers payable to other plans of $1 million.
(4)	Excludes cash and cash equivalents of $122 million, $86 million and $36 million of which is held in SoCalGas and SDG&E
PBOP plan trusts, respectively.
(5)	Excludes cash and cash equivalents of $2 million.
(6)	Excludes cash and cash equivalents of $81 million, $50 million and $29 million of which is held in SoCalGas and SDG&E
PBOP plan trusts, respectively.

FAIR VALUE MEASUREMENTS — SDG&E
(Dollars in millions)
	At fair value as of December 31, 2011
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic large-cap(1)	$17	$	―	$	―	$17
Domestic mid-cap(1)	3		―		―	3
Domestic small-cap(1)	4		―		―	4
Foreign large-cap	11		―		―	11
Foreign mid-cap	3		―		―	3
Foreign small-cap	2		―		―	2
Registered investment company	7		―		―	7
Fixed income securities:
Domestic municipal bonds(2)	―		4		―	4
Domestic corporate bonds(3)	―		12		―	12
Foreign government bonds	―		2		―	2
Foreign corporate bonds	―		4		―	4
Common/collective trusts(4)	―		2		―	2
Other types of investments:
Private equity funds(5) (stated at net asset value)	―		―		1	1
Total investment assets(6)	$47		$24		$1	$72

	At fair value as of December 31, 2010
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic large-cap(1)	$16	$	―	$	―	$16
Domestic mid-cap(1)	3		―		―	3
Domestic small-cap(1)	3		―		―	3
Foreign emerging market funds	―		4		―	4
Foreign large-cap	8		―		―	8
Foreign mid-cap	2		―		―	2
Foreign small-cap	1		―		―	1
Registered investment company	11		―		―	11
Fixed income securities:
U.S. Treasury securities	1		―		―	1
Other U.S. government securities	―		2		―	2
Foreign government bonds	―		1		―	1
Domestic municipal bonds(2)	―		6		―	6
Domestic corporate bonds(3)	―		9		―	9
Foreign corporate bonds	―		2		―	2
Other types of investments:
Private equity funds(5) (stated at net asset value)	―		―		1	1
Total investment assets(7)	$45		$24		$1	$70
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Bonds of California municipalities held in SDG&E PBOP plan trusts.
(3)	Investment-grade bonds of U.S. issuers from diverse industries.
(4) Investment in common/collective trusts held in PBOP plan VEBA trusts.
(5)	Investments in venture capital and real estate funds.
(6)	Excludes cash and cash equivalents of $36 million, all of which is held in SDG&E PBOP plan trusts, and transfers payable to other plans of $2 million.
(7)	Excludes cash and cash equivalents of $29 million, all of which is held in SDG&E PBOP plan trusts.

FAIR VALUE MEASUREMENTS — SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2011
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic large-cap(1)	$75	$	―	$	―	$75
Domestic mid-cap(1)	15		―		―	15
Domestic small-cap(1)	17		―		―	17
Foreign large-cap	47		―		―	47
Foreign mid-cap	12		―		―	12
Foreign small-cap	8		―		―	8
Registered investment company	2		―		―	2
Fixed income securities:
Domestic municipal bonds	―		3		―	3
Foreign government bonds	―		9		―	9
Domestic corporate bonds(2)	―		52		―	52
Foreign corporate bonds	―		18		―	18
Common/collective trusts(3)	―		308		―	308
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		3	3
Total investment assets(5)	$176		$390		$3	$569

	At fair value as of December 31, 2010
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic large-cap(1)	$82	$	―	$	―	$82
Domestic mid-cap(1)	16		―		―	16
Domestic small-cap(1)	17		―		―	17
Foreign emerging market funds	―		19		―	19
Broad market fund(6)	―		220		―	220
Foreign large-cap	44		―		―	44
Foreign mid-cap	10		―		―	10
Foreign small-cap	8		―		―	8
Fixed income securities:
U.S. Treasury securities	7		―		―	7
Other U.S. government securities	―		14		―	14
Domestic municipal bonds	―		3		―	3
Foreign government bonds	―		3		―	3
Domestic corporate bonds(2)	―		45		―	45
Foreign corporate bonds	―		14		―	14
Common/collective trusts(3)	―		77		―	77
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		3	3
Total investment assets(7)	$184		$395		$3	$582
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment-grade bonds of U.S. issuers from diverse industries.
(3)	Investments in common/collective trusts held in PBOP plan VEBA trusts.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $86 million, all of which is held in SoCalGas PBOP plan trusts, and transfers receivable from other plans of $3 million.
(6)	A passively managed broad market fund held in SoCalGas PBOP plan trusts.
(7)	Excludes cash and cash equivalents of $50 million, all of which is held in SoCalGas PBOP plan trusts.

The investments of the pension master trust allocated to the pension and postretirement benefit plans classified as Level 3 are private equity funds and represent a percentage of each plan’s total allocated assets as follows at December 31:

	Private Equity Funds
	2011				2010
(Dollars in millions)	SDG&E	SoCalGas	All Other	Sempra Energy Consolidated	SDG&E	SoCalGas	All Other	Sempra Energy Consolidated
PENSION PLANS
Total Level 3 investment assets	$7	$15	$2	$24	$8	$17	$2	$27
Percentage of total investment assets	1%	1%	-%	1%	1%	1%	-%	1%
OTHER POSTRETIREMENT BENEFIT PLANS
Total Level 3 investment assets	$1	$3	$-	$4	$1	$3	$-	$4
Percentage of total investment assets	1%	-%	-%	1%	1%	-%	-%	1%

The following table provides a reconciliation of changes in the fair value of investments classified as Level 3:

LEVEL 3 RECONCILIATIONS
(Dollars in millions)
	Private Equity Funds
	SDG&E	SoCalGas		All Other	Sempra Energy Consolidated
PENSION PLANS
Balance as of January 1, 2010	$9	$19		$2	$30
Actual returns on plan assets	―	1		―	1
Purchases	―	1		―	1
Sales	(1)	(4)		―	(5)
Balance as of December 31, 2010	8	17		2	27
Realized gains	1	1		―	2
Purchases	―	1		―	1
Sales	(2)	(4)		―	(6)
Balance as of December 31, 2011	$7	$15		$2	$24
OTHER POSTRETIREMENT BENEFIT PLANS
Balance as of January 1, 2010	$1	$4	$	―	$5
Sales	―	(1)		―	(1)
Balance as of December 31, 2010 and 2011	$1	$3	$	―	$4

Valuation Techniques Used to Determine Fair Value

The following descriptions of the valuation methods and assumptions used to estimate the fair values of investments apply to investments held directly by the plans and those held as underlying investments of the master trust:

Equity Securities — Equity securities are valued using quoted prices listed on nationally recognized securities exchanges.

Fixed Income Securities — Certain fixed income securities are valued at the closing price reported in the active market in which the security is traded. Other fixed income securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

Common/Collective Trusts — Investments in common/collective trust funds are valued based on the redemption price of units owned, which is based on the current fair value of the fund’s underlying assets.

Private Equity Funds — Investments in private equity funds do not trade in active markets. Fair value is determined by the fund managers, based upon their review of the underlying investments as well as their utilization of discounted cash flows and other valuation models.

Real Estate — Real estate investments are valued on the basis of a discounted cash flow approach, which includes the future rental receipts, expenses, and residual values for the highest and best use of the real estate from a market participant view as rental property.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Derivative Financial Instruments

In accordance with the Sempra Energy pension investment guidelines, derivative financial instruments are used by the pension master trust’s equity and fixed income portfolio investment managers. Futures and foreign currency exchange contracts are used primarily to rebalance the fixed income/equity allocation of the pension master trust’s portfolio and to hedge all or a portion of the currency risk component of the foreign equity investments. Currency hedge positions are not permitted to exceed the level of underlying foreign security exposure in the pension master trust’s related assets. Some of the fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. During 2011 and 2010, the pension master trust owned shares in funds that held futures contracts and foreign currency forward contracts. In 2011 and 2010, such funds in which the pension master trust owned shares were the S&P 1500 Index and the Foreign Equity Index managed by Barclay’s Global Investors. As these futures contracts are not held directly by the pension master trust, they are not included in the following discussion.

At December 31, 2011 and 2010, the pension master trust did not directly hold any futures or currency forward contracts. As we discuss above, interest rate swaps are used indirectly through an index fund in the pension master trust.

Future Payments

We expect to contribute the following amounts to our pension and other postretirement benefit plans in 2012:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
Pension plans	$215	$67	$113
Other postretirement benefit plans	59	14	40

The following table shows the total benefits we expect to pay for the next 10 years to current employees and retirees from the plans or from company assets.

	Sempra Energy Consolidated		SDG&E		SoCalGas
		Other		Other		Other
	Pension	Postretirement	Pension	Postretirement	Pension	Postretirement
(Dollars in millions)	Benefits	Benefits	Benefits	Benefits	Benefits	Benefits
2012	$302	$49	$89	$7	$173	$37
2013	309	52	91	8	183	40
2014	313	56	91	9	185	43
2015	304	60	89	10	179	46
2016	302	64	82	11	182	49
2017-2021	1,344	373	377	67	806	283

PROFIT SHARING PLANS

Under Chilean law, Chilquinta Energía is required to pay all employees either (1) 30 percent of Chilquinta Energía’s taxable income after deducting a 10 percent return on equity, allocated in proportion to the annual salary of each employee or (2) 25 percent of each employee’s annual salary, with a maximum mandatory profit sharing of 4.75 months of Chile’s legal minimum salary. Chilquinta Energía has elected the second option but calculates the profit sharing amounts with actual employee salaries instead of the legal minimum salary, resulting in a higher cost. The amounts are paid out each pay period. Chilquinta Energía recorded annual profit sharing expense of $5 million for 2011 related to this plan.

Under Peruvian law, Luz del Sur is required to pay their employees 5 percent of Luz del Sur’s taxable income, paid once a year and allocated as follows: 50 percent based on each employee’s annual hours worked and 50 percent based on each employee’s annual salary. Luz del Sur recorded annual profit sharing expense of $9 million for 2011 related to this plan.

SAVINGS PLANS

Sempra Energy offers trusteed savings plans to all domestic employees. Participation in the plans is immediate for salary deferrals for all employees except for the represented employees at SoCalGas, who are eligible upon completion of one year of service. Subject to plan provisions, employees may contribute from one percent to 25 percent of their regular earnings when they begin employment. After one year of the employee’s completed service, Sempra Energy makes matching contributions. Employer contribution amounts and methodology vary by plan, but generally the contributions are equal to 50 percent of the first 6 percent of eligible base salary contributed by employees and, if certain company goals are met, an additional amount related to incentive compensation payments.

Employer contributions are initially invested in Sempra Energy common stock, but the employee may transfer the contribution to other investments. Employee contributions are invested in Sempra Energy common stock, mutual funds or institutional trusts (the same investments to which employees may direct the employer contributions), which the employee selects. In Sempra Energy plans, employee contributions may also be invested in guaranteed investment contracts. Employer contributions for substantially all plans are partially funded by the ESOP referred to below.

Contributions to the savings plans were as follows:

(Dollars in millions)	2011	2010	2009
Sempra Energy Consolidated	$32	$31	$31
SDG&E	14	14	13
SoCalGas	14	13	13

The market value of Sempra Energy common stock held by the savings plans was $883 million and $847 million at December 31, 2011 and 2010, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

All contributions to the ESOP Trust (described in Note 5) are made by Sempra Energy; there are no contributions made by the participants. As Sempra Energy makes contributions, the ESOP debt service is paid and shares are released in proportion to the total expected debt service. We charge compensation expense and credit equity for the market value of the released shares. Dividends on unallocated shares are used to pay debt service and are applied against the liability. The shares held by the Trust are unallocated and consist of 0.2 million shares of Sempra Energy common stock with a fair value of $8 million at December 31, 2011, and 0.5 million shares of Sempra Energy common stock with a fair value of $27 million at December 31, 2010.

NOTE 9. SHARE-BASED COMPENSATION

SEMPRA ENERGY EQUITY COMPENSATION PLANS

Sempra Energy has share-based compensation plans intended to align employee and shareholder objectives related to the long-term growth of Sempra Energy. The plans permit a wide variety of share-based awards, including:

▪	non-qualified stock options

▪	incentive stock options

▪	restricted stock

▪	restricted stock units

▪	stock appreciation rights

▪	performance awards

▪	stock payments

▪	dividend equivalents

Eligible Sempra Utilities employees participate in Sempra Energy’s share-based compensation plans as a component of their compensation package.

At December 31, 2011, Sempra Energy had the following types of equity awards outstanding:

▪
Non-Qualified Stock Options: Options have an exercise price equal to the market price of the common stock at the date of grant, are service-based, become exercisable over a four-year period, and expire 10 years from the date of grant. Vesting and/or the ability to exercise may be accelerated upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Options are subject to forfeiture or earlier expiration when an employee terminates employment.

▪
Restricted Stock: Substantially all restricted stock awards vest at the end of four-year performance periods based on Sempra Energy’s total return to shareholders relative to that of market indices. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Holders of restricted stock have full voting rights. They also have full dividend rights; however, dividends paid on restricted stock held by officers are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock to which the dividends relate.

▪
Restricted Stock Units: Restricted stock unit awards vest at the end of four-year performance periods based on Sempra Energy’s total return to shareholders relative to that of market indices. If Sempra Energy’s total return to shareholders exceeds the target levels established under the 2008 Long Term Incentive Plan for awards granted beginning in 2008 and each year since, up to an additional 50 percent of the number of granted restricted stock units may be issued. If Sempra Energy’s total return to shareholders is below the target levels, shares are subject to partial vesting on a pro rata basis. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Dividend equivalents on shares subject to restricted stock units are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock units to which the dividends relate.

The Sempra Energy 2008 Long Term Incentive Plan for EnergySouth, Inc. Employees and Other Eligible Individuals (the Plan) authorizes the issuance of up to 302,478 shares of Sempra Energy common stock. In connection with the acquisition of EnergySouth, Inc. in October 2008, we adopted the Plan to utilize the shares remaining available for future awards under the 2008 Incentive Plan of EnergySouth, Inc. (the Prior Plan). All awards outstanding under the Prior Plan at the time of the acquisition were canceled, and the holders were paid the merger consideration in accordance with the terms of the merger agreement. The Plan provides for the grant of substantially the same types of share-based awards (other than incentive stock options) that are available under the Sempra Energy 2008 Long Term Incentive Plan.

SHARE-BASED AWARDS AND COMPENSATION EXPENSE

We measure and recognize compensation expense for all share-based payment awards made to our employees and directors based on estimated fair values on the date of grant. We recognize compensation costs net of an estimated forfeiture rate (based on historical experience) and recognize the compensation costs for non-qualified stock options and restricted stock and stock units on a straight-line basis over the requisite service period of the award, which is generally four years. However, in the year that an employee becomes eligible for retirement, the remaining expense related to the employee’s awards is recognized immediately. Substantially all awards outstanding are classified as equity instruments, therefore we recognize additional paid in capital as we recognize the compensation expense associated with the awards.

As of December 31, 2011, 2,555,427 shares were authorized and available for future grants of share-based awards. Our practice is to satisfy share-based awards by issuing new shares rather than by open-market purchases.

Total share-based compensation expense for all of Sempra Energy’s share-based awards was comprised as follows:

SHARE-BASED COMPENSATION EXPENSE ― SEMPRA ENERGY CONSOLIDATED
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2011	2010	2009
Share-based compensation expense, before income taxes	$44	$34	$34
Income tax benefit	(18)	(13)	(13)
Share-based compensation expense, net of income taxes	$26	$21	$21

Net share-based compensation expense, per common share
Basic	$0.11	$0.09	$0.09
Diluted	$0.11	$0.08	$0.08

Sempra Energy Consolidated’s capitalized compensation cost was $4 million in 2011, $3 million in 2010 and $5 million in 2009.

We classify the tax benefits resulting from tax deductions in excess of the tax benefit related to compensation cost recognized for stock option exercises as financing cash flows.

Sempra Energy subsidiaries record an expense for the plans to the extent that subsidiary employees participate in the plans and/or the subsidiaries are allocated a portion of the Sempra Energy plans’ corporate staff costs. Expenses and capitalized compensation costs recorded by SDG&E and SoCalGas were as follows:

SHARE-BASED COMPENSATION EXPENSE ― SDG&E AND SOCALGAS
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
SDG&E:
Compensation expense	$8	$9	$6
Capitalized compensation cost	3	2	3
SoCalGas:
Compensation expense	$9	$8	$7
Capitalized compensation cost	1	1	2

SEMPRA ENERGY NON-QUALIFIED STOCK OPTIONS

We use a Black-Scholes option-pricing model (Black-Scholes model) to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires us to make certain assumptions about selected model inputs. Expected volatility is calculated based on the historical volatility of Sempra Energy’s stock price. We base the average expected life for options on the contractual term of the option and expected employee exercise and post-termination behavior.

The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant.  No new options were granted in 2011, and the weighted-average per-share fair values for options granted in 2010 and 2009 were $7.92 and $5.29, respectively. To calculate these fair values, we used the Black-Scholes model with the following weighted-average assumptions:

	2010	2009
Stock price volatility	19%	18%
Risk-free rate of return	2.6%	1.9%
Annual dividend yield	2.8%	3.2%
Expected life	5.5 years	5.6 years

The following table shows a summary of the non-qualified stock options as of December 31, 2011 and activity for the year then ended:

NON-QUALIFIED STOCK OPTIONS

			Weighted-
		Weighted-	Average
	Shares	Average	Remaining	Aggregate
	Under	Exercise	Contractual Term	Intrinsic Value
	Option	Price	(in years)	(in millions)
Outstanding at December 31, 2010	5,630,472	$44.79
Exercised	(958,126)	$29.41
Forfeited/canceled	(41,375)	$57.75
Outstanding at December 31, 2011	4,630,971	$47.85	4.9	$40

Vested or expected to vest, at December 31, 2011	4,615,468	$47.83	4.8	$40
Exercisable at December 31, 2011	3,542,346	$46.56	4.2	$35

The aggregate intrinsic value at December 31, 2011 is the total of the difference between Sempra Energy’s closing stock price and the exercise price for all in-the-money options. The aggregate intrinsic value for non-qualified stock options exercised in the last three years was

▪	$23 million in 2011
▪	$22 million in 2010
▪	$45 million in 2009

The total fair value of shares vested in the last three years was

▪	$7 million in 2011
▪	$8 million in 2010
▪	$9 million in 2009

The $1 million of total compensation cost related to nonvested stock options not yet recognized as of December 31, 2011 is expected to be recognized over a weighted-average period of 1.7 years.

We received cash from option exercises during 2011 totaling $28 million. There were no realized tax benefits for the share-based payment award deductions in 2011 over and above the $18 million income tax benefit shown above.

SEMPRA ENERGY RESTRICTED STOCK AWARDS AND UNITS

We use a Monte-Carlo simulation model to estimate the fair value of the restricted stock awards and units. Our determination of fair value is affected by the volatility of the stock price and the dividend yields for Sempra Energy and its peer group companies. The valuation also is affected by the risk-free rates of return, and a number of other variables. Below are key assumptions for Sempra Energy:

	2011	2010	2009
Risk-free rate of return	1.5%	2.1%	1.4%
Annual dividend yield	3.0%	2.8%	3.2%
Stock price volatility	27%	26%	25%

Restricted Stock Awards

We provide a summary of Sempra Energy’s restricted stock awards as of December 31, 2011 and the activity during the year below.

RESTRICTED STOCK AWARDS

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value
Nonvested at December 31, 2010	787,973	$36.73
Granted	11,876	$52.96
Vested	(775,573)	$36.67
Nonvested at December 31, 2011	24,276	$46.51
Vested or expected to vest, at December 31, 2011	24,276	$46.51

The $1 million of total compensation cost related to nonvested restricted stock awards not yet recognized as of December 31, 2011 is expected to be recognized in 2012. The weighted-average per-share fair value for restricted stock awards granted in 2009 was $40.34.

The total fair value of shares vested in the last three years was

▪	$28 million in 2011

▪	$4 million in 2010

▪	$27 million in 2009

Restricted Stock Units

We provide a summary of Sempra Energy’s restricted stock units as of December 31, 2011 and the activity during the year below.

RESTRICTED STOCK UNITS

		Weighted-
		Average
		Grant-Date
	Units	Fair Value
Nonvested at December 31, 2010	2,231,325	$43.46
Granted	1,089,223	$42.35
Vested	(10,336)	$50.40
Forfeited	(17,700)	$42.34
Nonvested at December 31, 2011(1)	3,292,512	$43.08
Vested or expected to vest, at December 31, 2011	3,231,843	$43.10
(1)
Each unit represents the right to receive one share of our common stock if applicable performance conditions are satisfied. Up to an additional 50% of the shares represented by the units may be issued if Sempra Energy exceeds target performance conditions.

The $24 million of total compensation cost related to nonvested restricted stock units not yet recognized as of December 31, 2011 is expected to be recognized over a weighted-average period of 2.3 years. The weighted-average per-share fair values for restricted stock units granted were $44.44 in 2010 and $35.96 in 2009.

NOTE 10. DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative instruments primarily to manage exposures arising in the normal course of business. Our principal exposures are commodity market risk and benchmark interest rate risk. We may also manage foreign exchange rate exposures using derivatives. Our use of derivatives for these risks is integrated into the economic management of our anticipated revenues, anticipated expenses, assets and liabilities. Derivatives may be effective in mitigating these risks (1) that could lead to declines in anticipated revenues or increases in anticipated expenses, or (2) that our asset values may fall or our liabilities increase. Accordingly, our derivative activity summarized below generally represents an impact that is intended to offset associated revenues, expenses, assets or liabilities that are not presented below.

We record all derivatives at fair value on the Consolidated Balance Sheets. We designate each derivative as (1) a cash flow hedge, (2) a fair value hedge, or (3) undesignated. Depending on the applicability of hedge accounting and, for the Sempra Utilities and other operations subject to regulatory accounting, the requirement to pass impacts through to customers, the impact of derivative instruments may be offset in other comprehensive income (cash flow hedge), on the balance sheet (fair value hedges and regulatory offsets), or recognized in earnings. We classify cash flows from the settlements of derivative instruments as operating activities on the Consolidated Statements of Cash Flows.

In certain cases, we apply the normal purchase or sale exception to derivative accounting and have other commodity contracts that are not derivatives. These contracts are not recorded at fair value and are therefore excluded from the disclosures below.

HEDGE ACCOUNTING

We may designate a derivative as a cash flow hedging instrument if it effectively converts anticipated revenues or expenses to a fixed dollar amount. We may utilize cash flow hedge accounting for derivative commodity instruments and interest rate instruments. Designating cash flow hedges is dependent on the business context in which the instrument is being used, the effectiveness of the instrument in offsetting the risk that a given future revenue or expense item may vary, and other criteria.

We may designate an interest rate derivative as a fair value hedging instrument if it effectively converts our own debt from a fixed interest rate to a variable rate. The combination of the derivative and debt instruments results in fixing that portion of the fair value of the debt that is related to benchmark interest rates. Designating fair value hedges is dependent on the instrument being used, the effectiveness of the instrument in offsetting changes in the fair value of our debt instruments, and other criteria.

ENERGY DERIVATIVES

Our market risk is primarily related to natural gas and electricity price volatility and the specific physical locations where we transact. We use energy derivatives to manage these risks. The use of energy derivatives in our various businesses depends on the particular energy market, and the operating and regulatory environments applicable to the business.

▪
The Sempra Utilities use natural gas energy derivatives, on their customers’ behalf, with the objective of managing price risk and basis risks, and lowering natural gas costs. These derivatives include fixed price natural gas positions, options, and basis risk instruments, which are either exchange-traded or over-the-counter financial instruments. This activity is governed by risk management and transacting activity plans that have been filed with and approved by the CPUC. Natural gas derivative activities are recorded as commodity costs that are offset by regulatory account balances and are recovered in rates. Net commodity cost impacts on the Consolidated Statements of Operations are reflected in Cost of Electric Fuel and Purchased Power or in Cost of Natural Gas.

▪
SDG&E is allocated and may purchase congestion revenue rights (CRRs), which serve to reduce the regional electricity price volatility risk that may result from local transmission capacity constraints. Unrealized gains and losses do not impact earnings, as they are offset by regulatory account balances. Realized gains and losses associated with CRRs are recorded in Cost of Electric Fuel and Purchased Power, which is recoverable in rates, on the Consolidated Statements of Operations.

▪
Sempra Generation uses natural gas and electricity instruments to market energy products and optimize the earnings of its natural gas power plants. Gains and losses associated with these undesignated derivatives are recognized in Energy-Related Businesses Revenues or in Cost of Natural Gas, Electric Fuel and Purchased Power on the Consolidated Statements of Operations.

▪
Sempra LNG and Sempra Pipelines & Storage use natural gas derivatives to market energy products and optimize the earnings of our liquefied natural gas business and Sempra Pipelines & Storage’s natural gas storage and transportation assets. Sempra Pipelines & Storage also uses natural gas energy derivatives with the objective of managing price risk and lowering natural gas prices at its Mexican distribution operations. These derivatives, which are recorded as commodity costs that are offset by regulatory account balances and recovered in rates, are recognized in Cost of Natural Gas on the Consolidated Statements of Operations. At Sempra Pipelines & Storage’s non-utility businesses, derivatives are undesignated, and their impact on earnings is recorded in Energy-Related Businesses Revenues or in Cost of Natural Gas, Electric Fuel and Purchased Power on the Consolidated Statements of Operations. Sempra LNG’s derivatives are undesignated, and their impact on earnings is recorded in Energy-Related Businesses Revenues on the Consolidated Statements of Operations.

▪	From time to time, our various businesses, including the Sempra Utilities, may use other energy derivatives to hedge exposures such as the price of vehicle fuel.

We summarize net energy derivative volumes as of December 31, 2011 and 2010 as follows:

	December 31,
Business Unit and Commodity	2011	2010
Sempra Utilities:
SDG&E:
Natural gas	35 million MMBtu	51 million MMBtu	(1)
Congestion revenue rights	19 million MWh	21 million MWh	(2)

Energy-Related Businesses:
Sempra Generation - electric power	5 million MWh	1 million MWh
Sempra Pipelines & Storage - natural gas	16 million MMBtu	8 million MMBtu
Sempra LNG - natural gas	5 million MMBtu	7 million MMBtu
(1)	Million British thermal units
(2)	Megawatt hours

In addition to the amounts noted above, we frequently use commodity derivatives to manage risks associated with the physical locations of our customers, assets and other contractual obligations, such as natural gas purchases and sales.

INTEREST RATE DERIVATIVES

We are exposed to interest rates primarily as a result of our current and expected use of financing. We periodically enter into interest rate derivative agreements intended to moderate our exposure to interest rates and to lower our overall costs of borrowing. We utilize interest rate swaps typically designated as fair value hedges, as a means to achieve our targeted level of variable rate debt as a percent of total debt. In addition, we may utilize interest rate swaps, which are typically designated as cash flow hedges, to lock in interest rates on outstanding debt or in anticipation of future financings.

Interest rate derivatives are utilized by the Sempra Utilities as well as by other Sempra Energy subsidiaries. Although the Sempra Utilities generally recover borrowing costs in rates over time, the use of interest rate derivatives is subject to certain regulatory constraints, and the impact of interest rate derivatives may not be recovered from customers as timely as described above with regard to natural gas derivatives. Accordingly, interest rate derivatives are generally accounted for as hedges at the Sempra Utilities, as well as at the rest of Sempra Energy’s subsidiaries. Separately, Otay Mesa VIE has entered into interest rate swap agreements to moderate its exposure to interest rate changes. This activity was designated as a cash flow hedge as of April 1, 2011.

The net notional amounts of our interest rate derivatives as of December 31, 2011 and 2010 were:

	December 31, 2011		December 31, 2010
(Dollars in millions)	Notional Debt	Maturities	Notional Debt	Maturities
Sempra Energy Consolidated(1)	$15-305	2013-2019	$215-355	2011-2019
SDG&E(1)	285-355	2019	285-365	2019
SoCalGas	-	-	150	2011
(1)	Includes Otay Mesa VIE. All of SDG&E’s interest rate derivatives relate to Otay Mesa VIE.

FOREIGN CURRENCY DERIVATIVES

We are exposed to exchange rate movements primarily as a result of our Mexican subsidiaries, which have U.S. dollar denominated receivables and payables (monetary assets and liabilities) that give rise to Mexican currency exchange rate movements for Mexican income tax purposes. These subsidiaries also have deferred income tax assets and liabilities that are denominated in the Mexican peso, which must be translated into U.S. dollars for financial reporting purposes. From time to time, we may utilize short-term foreign currency derivatives at our subsidiaries and at the consolidated level as a means to manage the risk of exposure to significant fluctuations in our income tax expense from these impacts.

FINANCIAL STATEMENT PRESENTATION

The following tables provide the fair values of derivative instruments, without consideration of margin deposits held or posted, on the Consolidated Balance Sheets as of December 31, 2011 and 2010:

DERIVATIVE INSTRUMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31, 2011
							Deferred
							credits
		Current			Current		and other
		assets:			liabilities:		liabilities:
		Fixed-price		Investments	Fixed-price		Fixed-price
		contracts		and other	contracts		contracts
		and other		assets:	and other		and other
Derivatives designated as hedging instruments		derivatives(1)		Sundry	derivatives(2)		derivatives
Sempra Energy Consolidated:
Interest rate instruments(3)		$5		$11	$(17)		$(65)
SDG&E:
Interest rate instruments(3)	$	―	$	―	$(16)		$(65)

Derivatives not designated as hedging instruments
Sempra Energy Consolidated:
Interest rate instruments		$8		$41	$(7)		$(36)
Commodity contracts not subject to rate recovery		156		72	(148)		(94)
Associated offsetting commodity contracts		(120)		(68)	120		68
Commodity contracts subject to rate recovery		28		8	(62)		(24)
Associated offsetting commodity contracts		(10)		(2)	10		2
Total		$62		$51	$(87)		$(84)
SDG&E:
Commodity contracts subject to rate recovery		$22		$8	$(55)		$(24)
Associated offsetting commodity contracts		(5)		(2)	5		2
Total		$17		$6	$(50)		$(22)
SoCalGas:
Commodity contracts subject to rate recovery		$6	$	―	$(7)	$	―
Associated offsetting commodity contracts		(5)		―	5		―
Total		$1	$	―	$(2)	$	―
(1)	Included in Current Assets: Other for SoCalGas.
(2)	Included in Current Liabilities: Other for SoCalGas.
(3)	Includes Otay Mesa VIE. All of SDG&E’s amounts relate to Otay Mesa VIE.

DERIVATIVE INSTRUMENTS ON THE CONSOLIDATED BALANCE SHEETS (Continued)
(Dollars in millions)
	December 31, 2010
								Deferred
								credits
		Current				Current		and other
		assets:				liabilities:		liabilities:
		Fixed-price		Investments		Fixed-price		Fixed-price
		contracts		and other		contracts		contracts
		and other		assets:		and other		and other
Derivatives designated as hedging instruments		derivatives(1)		Sundry		derivatives(2)		derivatives
Sempra Energy Consolidated:
Interest rate instrument		$3	$	―	$	―	$	―
SoCalGas:
Interest rate instrument		$3	$	―	$	―	$	―

Derivatives not designated as hedging instruments
Sempra Energy Consolidated:
Interest rate instruments(3)		$9		$22		$(25)		$(57)
Commodity contracts not subject to rate recovery		59		20		(44)		(34)
Associated offsetting commodity contracts		(2)		(8)		2		8
Commodity contracts subject to rate recovery		5		―		(43)		(27)
Associated offsetting commodity contracts		(37)		(26)		37		26
Total		$34		$8		$(73)		$(84)
SDG&E:
Interest rate instruments(3)	$	―	$	―		$(17)		$(41)
Commodity contracts not subject to rate recovery		1		―		―		―
Commodity contracts subject to rate recovery		2		―		(35)		(27)
Associated offsetting commodity contracts		(34)		(26)		34		26
Total		$(31)		$(26)		$(18)		$(42)
SoCalGas:
Commodity contracts not subject to rate recovery		$1	$	―	$	―	$	―
Commodity contracts subject to rate recovery		3		―		(3)		―
Associated offsetting commodity contracts		(3)		―		3		―
Total		$1	$	―	$	―	$	―
(1)	Included in Current Assets: Other for SoCalGas.
(2)	Included in Current Liabilities: Other for SoCalGas.
(3)	Includes Otay Mesa VIE. All of SDG&E’s amounts relate to Otay Mesa VIE.

The effects of derivative instruments designated as hedges on the Consolidated Statements of Operations and on Other Comprehensive Income (OCI) and Accumulated Other Comprehensive Income (AOCI) for the years ended December 31 were:

FAIR VALUE HEDGE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
		Gain (loss) on derivatives recognized in earnings
		Years ended December 31,
	Location	2011	2010	2009
Sempra Energy Consolidated:
Interest rate instruments	Interest Expense	$9	$10	$19
Interest rate instruments	Other Income, Net	13	(11)	(11)
Total(1)		$22	$(1)	$8
SoCalGas:
Interest rate instrument	Interest Expense	$1	$6	$6
Interest rate instrument	Other Income, Net	(3)	(4)	(2)
Total(1)		$(2)	$2	$4
(1)
There has been no hedge ineffectiveness on these swaps. Changes in the fair values of the interest rate swap agreements are exactly offset by changes in the fair value of the underlying long-term debt.

CASH FLOW HEDGE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Pretax gain (loss) recognized in OCI							Gain (loss) reclassified from AOCI into earnings
	(effective portion)							(effective portion)
	Years ended December 31,							Years ended December 31,
		2011		2010		2009	Location	2011	2010	2009
Sempra Energy Consolidated:
Interest rate instruments(1)		$(42)	$	―	$	―	Interest Expense	$(8)	$(12)	$(2)
Interest rate instruments		―		―		13	Other Income, Net(2)	―	10	3
							Equity Earnings, Net of Income
Interest rate instruments		(32)		2		―	Tax	(5)	(1)	―
Commodity contracts not subject							Revenues: Energy-Related
to rate recovery		―		―		17	Businesses	―	―	22
Commodity contracts not subject							Cost of Natural Gas, Electric
to rate recovery		―		―		―	Fuel and Purchased Power	―	―	(16)
Commodity contracts not subject
to rate recovery		―		―		1	Other Operation and Maintenance	―	―	2
Commodity contracts not subject							Equity Earnings (Losses): RBS
to rate recovery		―		1		37	Sempra Commodities LLP	―	21	7
Total		$(74)		$3		$68		$(13)	$18	$16
SDG&E:
Interest rate instruments(1)		$(40)	$	―	$	―	Interest Expense	$(5)	$(7)	$3
Commodity contracts not subject
to rate recovery		―		―		―	Operation and Maintenance	―	―	1
Total		$(40)	$	―	$	―		$(5)	$(7)	$4
SoCalGas:
Interest rate instrument	$	―	$	―	$	―	Interest Expense	$(3)	$(5)	$(4)
Commodity contracts not subject
to rate recovery		―		―		1	Operation and Maintenance	―	―	1
Total	$	―	$	―		$1		$(3)	$(5)	$(3)
(1)	Amounts include Otay Mesa VIE. All of SDG&E’s 2010 and 2011 interest rate derivative activity relates to Otay Mesa VIE. There has been a negligible amount of ineffectiveness related to these swaps.
(2)
Gains reclassified into earnings due to changes in cash requirements and associated impacts on forecasted interest payments, primarily related to proceeds received from RBS Sempra Commodities. See Note 4.

Sempra Energy expects that losses of $8 million, which are net of income tax benefit, that are currently recorded in AOCI related to cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings. Actual amounts ultimately reclassified into earnings depend on the interest rates in effect when derivative contracts that are currently outstanding mature.

SDG&E and SoCalGas expect that losses of $3 million and $1 million, respectively, which are net of income tax benefit, that are currently recorded in AOCI related to cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings.

For all forecasted transactions, the maximum term over which we are hedging exposure to the variability of cash flows at December 31, 2011 is 88 months for Sempra Energy and SDG&E. The maximum term of exposure related to contracts at Sempra Generation’s equity method investees is 18 years.

We recorded negligible hedge ineffectiveness in 2011, 2010 and 2009.

The effects of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations for the years ended December 31 were:

UNDESIGNATED DERIVATIVE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
		Gain (loss) on derivatives recognized in earnings
		Years ended December 31,
	Location	2011	2010	2009
Sempra Energy Consolidated:
Interest rate and foreign
exchange instruments(1)	Other Income, Net	$(14)	$(34)		$30
Commodity contracts not subject	Revenues: Energy-Related
to rate recovery	Businesses	30	47		47
Commodity contracts not subject	Cost of Natural Gas, Electric
to rate recovery	Fuel and Purchased Power	1	(29)		(39)
Commodity contracts not subject
to rate recovery	Other Operation and Maintenance	1	2		―
Commodity contracts subject	Cost of Electric Fuel
to rate recovery	and Purchased Power	(14)	(102)		(54)
Commodity contracts subject
to rate recovery	Cost of Natural Gas	(2)	(9)		(10)
Total		$2	$(125)		$(26)
SDG&E:
Interest rate instruments(1)	Other Income, Net	$(1)	$(34)		$27
Commodity contracts not subject
to rate recovery	Operation and Maintenance	―	1		―
Commodity contracts subject	Cost of Electric Fuel
to rate recovery	and Purchased Power	(14)	(102)		(54)
Total		$(15)	$(135)		$(27)
SoCalGas:
Commodity contracts not subject
to rate recovery	Operation and Maintenance	$1	$1	$	―
Commodity contracts subject
to rate recovery	Cost of Natural Gas	(2)	(5)		(5)
Total		$(1)	$(4)		$(5)
(1)		Amounts are related to Otay Mesa VIE. Sempra Energy Consolidated also includes additional instruments.

CONTINGENT FEATURES

For Sempra Energy and SDG&E, certain of our derivative instruments contain credit limits which vary depending upon our credit ratings. Generally, these provisions, if applicable, may reduce our credit limit if a specified credit rating agency reduces our ratings. In certain cases, if our credit ratings were to fall below investment grade, the counterparty to these derivative liability instruments could request immediate payment or demand immediate and ongoing full collateralization.

For Sempra Energy, the total fair value of this group of derivative instruments in a net liability position at December 31, 2011 is $24 million. As of December 31, 2011, if the credit ratings of Sempra Energy were reduced below investment grade, $24 million of additional assets could be required to be posted as collateral for these derivative contracts.

For SDG&E, the total fair value of this group of derivative instruments in a net liability position at December 31, 2011 is $11 million. As of December 31, 2011, if the credit ratings of SDG&E were reduced below investment grade, $11 million of additional assets could be required to be posted as collateral for these derivative contracts.

For Sempra Energy, SDG&E and SoCalGas, some of our derivative contracts contain a provision that would permit the counterparty, in certain circumstances, to request adequate assurance of our performance under the contracts. Such additional assurance, if needed, is not material and is not included in the amounts above.

NOTE 11. FAIR VALUE MEASUREMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of certain of our financial instruments (cash, temporary investments, accounts and notes receivable, dividends and accounts payable, short-term debt and customer deposits) approximate their carrying amounts. The following table provides the carrying amounts and fair values of certain other financial instruments at December 31:

FAIR VALUE OF FINANCIAL INSTRUMENTS
(Dollars in millions)
	December 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Sempra Energy Consolidated:
Investments in affordable housing partnerships(1)	$21	$48	$28	$58
Total long-term debt(2)	9,826	11,047	8,330	8,883
Due to unconsolidated affiliate(3)	―	―	2	2
Preferred stock of subsidiaries	99	106	179	166
SDG&E:
Total long-term debt(4)	$3,895	$4,288	$3,305	$3,300
Contingently redeemable preferred stock	79	86	79	78
SoCalGas:
Total long-term debt(5)	$1,313	$1,506	$1,566	$1,638
Preferred stock	22	23	22	21
(1)	We discuss our investments in affordable housing partnerships in Note 4.
(2)
Before reductions for unamortized discount (net of premium) of $16 million at December 31, 2011 and $22 million at December 31, 2010, and excluding capital leases of $204 million at December 31, 2011 and $221 million at December 31, 2010, and commercial paper classified as long-term debt of $400 million at December 31, 2011 and $800 million at December 31, 2010. We discuss our long-term debt in Note 5.

(3)	Note payable was extinguished due to the increase in our ownership of Chilquinta Energía to 100% in 2011.
(4)
Before reductions for unamortized discount of $11 million at December 31, 2011 and $9 million at December 31, 2010, and excluding capital leases of $193 million at December 31, 2011 and $202 million at December 31, 2010.

(5)	Before reductions for unamortized discount of $3 million at both December 31, 2011 and 2010, and excluding capital leases of $11 million at December 31, 2011 and $19 million at December 31, 2010.
Sempra Energy based the fair values of investments in affordable housing partnerships on the present value of estimated future cash flows, discounted at rates available for similar investments. All entities based the fair values of long-term debt and preferred stock on their quoted market prices or quoted market prices for similar securities.

Derivative Positions Net of Cash Collateral

Each Consolidated Balance Sheet reflects the offsetting of net derivative positions with fair value amounts for cash collateral with the same counterparty when management believes a legal right of offset exists.

The following table provides the amount of fair value of cash collateral receivables that were not offset in the Consolidated Balance Sheets as of December 31, 2011 and 2010:

	December 31,
(Dollars in millions)	2011	2010
Sempra Energy Consolidated	$20	$32
SDG&E	10	25
SoCalGas	2	3

Fair Value Hierarchy

We discuss the valuation techniques and inputs we use to measure fair value and the definition of the three levels of the fair value hierarchy in Note 1 under “Fair Value Measurements.”

The three tables below, by level within the fair value hierarchy, set forth our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010. We also discuss our financial assets and liabilities recorded at fair value on a non-recurring basis. We classify financial assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities, and their placement within the fair value hierarchy levels.

The fair value of commodity derivative assets and liabilities is determined in accordance with our netting policy, as discussed above under “Derivative Positions Net of Cash Collateral.”

The determination of fair values, shown in the tables below, incorporates various factors, including but not limited to, the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests).

Our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010 in the tables below include the following:

▪
Nuclear decommissioning trusts reflect the assets of SDG&E’s nuclear decommissioning trusts, excluding cash balances, as we discuss in Note 6. The trust assets are valued by a third party trustee. The trustee obtains prices from pricing services that are derived from observable data. We monitor the prices supplied by pricing services by validating pricing with other sources of data.

▪	Investments include marketable securities and are primarily priced based on observable interest rates for similar instruments actively trading in the marketplace.
▪
Commodity and other derivative positions, which include other interest rate management instruments, are entered into primarily as a means to manage price exposures. We use market participant assumptions to price these derivatives. Market participant assumptions include those about risk, and the risk inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

RECURRING FAIR VALUE MEASURES ― SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2011
								Collateral
		Level 1		Level 2		Level 3		Netted	Total
Assets:
Nuclear decommissioning trusts
Equity securities		$468	$	―	$	―	$	―	$468
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies		92		78		―		―	170
Municipal bonds		―		77		―		―	77
Other securities		―		78		―		―	78
Total debt securities		92		233		―		―	325
Total nuclear decommissioning trusts(1)		560		233		―		―	793
Interest rate instruments		―		66		―		―	66
Commodity contracts subject to rate recovery		10		1		23		―	34
Commodity contracts not subject to rate recovery		15		35		―		(2)	48
Investments		5		―		―		―	5
Total		$590		$335		$23		$(2)	$946
Liabilities:
Interest rate instruments		$1		$124	$	―	$	―	$125
Commodity contracts subject to rate recovery		61		13		―		(61)	13
Commodity contracts not subject to rate recovery		1		52		―		(4)	49
Total		$63		$189	$	―		$(65)	$187

	At fair value as of December 31, 2010
								Collateral
		Level 1		Level 2		Level 3		netted	Total
Assets:
Nuclear decommissioning trusts
Equity securities		$460	$	―	$	―	$	―	$460
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies		144		30		―		―	174
Municipal bonds		―		100		―		―	100
Other securities		―		25		―		―	25
Total debt securities		144		155		―		―	299
Total nuclear decommissioning trusts(1)		604		155		―		―	759
Interest rate instruments		―		34		―		―	34
Commodity contracts subject to rate recovery		25		1		2		―	28
Commodity contracts not subject to rate recovery		9		66		―		(22)	53
Investments		1		―		―		―	1
Total		$639		$256		$2		$(22)	$875
Liabilities:
Interest rate instruments	$	―		$82	$	―	$	―	$82
Commodity contracts subject to rate recovery		60		8		―		(60)	8
Commodity contracts not subject to rate recovery		―		67		―		―	67
Total		$60		$157	$	―		$(60)	$157
(1) Excludes cash balances and cash equivalents.

RECURRING FAIR VALUE MEASURES ― SDG&E
(Dollars in millions)
	At fair value as of December 31, 2011
								Collateral
		Level 1		Level 2		Level 3		netted	Total
Assets:
Nuclear decommissioning trusts
Equity securities		$468	$	―	$	―	$	―	$468
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies		92		78		―		―	170
Municipal bonds		―		77		―		―	77
Other securities		―		78		―		―	78
Total debt securities		92		233		―		―	325
Total nuclear decommissioning trusts(1)		560		233		―		―	793
Commodity contracts subject to rate recovery		9		―		23		―	32
Commodity contracts not subject to rate recovery		1		―		―		―	1
Total		$570		$233		$23	$	―	$826

Liabilities:
Interest rate instruments	$	―		$81	$	―	$	―	$81
Commodity contracts subject to rate recovery		61		12		―		(61)	12
Total		$61		$93	$	―		$(61)	$93

	At fair value as of December 31, 2010
								Collateral
		Level 1		Level 2		Level 3		netted	Total
Assets:
Nuclear decommissioning trusts
Equity securities		$460	$	―	$	―	$	―	$460
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies		144		30		―		―	174
Municipal bonds		―		100		―		―	100
Other securities		―		25		―		―	25
Total debt securities		144		155		―		―	299
Total nuclear decommissioning trusts(1)		604		155		―		―	759
Commodity contracts subject to rate recovery		24		―		2		―	26
Commodity contracts not subject to rate recovery		2		―		―		―	2
Total		$630		$155		$2	$	―	$787

Liabilities:
Interest rate instruments	$	―		$58	$	―	$	―	$58
Commodity contracts subject to rate recovery		60		2		―		(60)	2
Total		$60		$60	$	―		$(60)	$60
(1) Excludes cash balances and cash equivalents.

RECURRING FAIR VALUE MEASURES ― SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2011
							Collateral
		Level 1	Level 2		Level 3		netted	Total
Assets:
Commodity contracts subject to rate recovery		$1	$1	$	―	$	―	$2
Commodity contracts not subject to rate recovery		2	―		―		―	2
Total		$3	$1	$	―	$	―	$4

Liabilities:
Commodity contracts subject to rate recovery	$	―	$1	$	―	$	―	$1
Total	$	―	$1	$	―	$	―	$1

	At fair value as of December 31, 2010
							Collateral
		Level 1	Level 2		Level 3		netted	Total
Assets:
Interest rate instruments	$	―	$3	$	―	$	―	$3
Commodity contracts subject to rate recovery		1	1		―		―	2
Commodity contracts not subject to rate recovery		3	―		―		―	3
Total		$4	$4	$	―	$	―	$8

There were no transfers into or out of Level 1 or Level 2 for Sempra Energy Consolidated, SDG&E or SoCalGas during the periods presented.

Level 3 Information

The following table sets forth reconciliations of changes in the fair value of net trading and other derivatives classified as Level 3 in the fair value hierarchy for Sempra Energy Consolidated and SDG&E:

LEVEL 3 RECONCILIATIONS
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Balance as of January 1	$2	$10	$27
Realized and unrealized gains (losses)	32	(16)	(31)
Allocated transmission instruments	7	8	15
Settlements	(18)	―	(1)
Balance as of December 31	$23	$2	$10
Change in unrealized gains or losses relating to
instruments still held at December 31	$17	$(9)	$(16)

There were no transfers into or out of Level 3 during the periods presented.

Level 3 recurring items are related to CRRs at SDG&E. These instruments are recorded at fair value based on the most current auction prices published by the California Independent System Operator (ISO). The earnings impacts of CRRs are deferred and recorded in regulatory accounts to the extent they are recoverable or refundable through rates. Upon settlement, CRRs are included in Cost of Electric Fuel and Purchased Power on the Consolidated Statements of Operations for each of the three years in the period ended December 31, 2011.

Non-Recurring Fair Value Measures – Sempra Energy Consolidated

We discuss non-recurring fair value measures and the associated accounting impact on our investments in RBS Sempra Commodities and Argentina in Note 4.

NOTE 12. PREFERRED STOCK

The table below shows the details of preferred stock for SDG&E, SoCalGas and Pacific Enterprises (PE). All series of PE preferred stock were redeemed during 2011 as we discuss below.

PREFERRED STOCK

	Call/
	Redemption	December 31,
	Price	2011	2010
		(in millions)
Contingently redeemable:
SDG&E:
$20 par value, authorized 1,375,000 shares:
5% Series, 375,000 shares outstanding	$24.00	$8	$8
4.5% Series, 300,000 shares outstanding	$21.20	6	6
4.4% Series, 325,000 shares outstanding	$21.00	7	7
4.6% Series, 373,770 shares outstanding	$20.25	7	7
Without par value:
$1.70 Series, 1,400,000 shares outstanding	$25.17	35	35
$1.82 Series, 640,000 shares outstanding	$26.00	16	16
SDG&E - Total contingently redeemable preferred stock		79	79
Sempra Energy - Total preferred stock of subsidiary,
contingently redeemable		$79	$79

SoCalGas:
$25 par value, authorized 1,000,000 shares:
6% Series, 79,011 shares outstanding		$3	$3
6% Series A, 783,032 shares outstanding		19	19
Total preferred stock of SoCalGas		22	22
Less: 50,970 shares of the 6% Series outstanding owned by PE		(2)	(2)
		20	20
Pacific Enterprises:
Without par value, authorized 15,000,000 shares; outstanding as of December 31, 2010:
$4.75 Dividend, 200,000 shares	$100.00	―	20
$4.50 Dividend, 300,000 shares	$100.00	―	30
$4.40 Dividend, 100,000 shares	$101.50	―	10
$4.36 Dividend, 200,000 shares	$101.00	―	20
$4.75 Dividend, 253 shares	$101.00	―	―
Total preferred stock of Pacific Enterprises		―	80

Sempra Energy - Total preferred stock of subsidiaries		$20	$100

Following are the attributes of each company’s preferred stock. No amounts currently outstanding are subject to mandatory redemption.

SDG&E

▪	All outstanding series are callable.

▪	The $20 par value preferred stock has two votes per share on matters being voted upon by shareholders of SDG&E and a liquidation preference at par plus any unpaid dividends.

▪	All outstanding series of SDG&E’s preferred stock have cumulative preferences as to dividends.

▪	The no-par-value preferred stock is nonvoting and has a liquidation preference of $25 per share plus any unpaid dividends.

▪	SDG&E is authorized to issue 10 million shares of no-par-value preferred stock (both subject to and not subject to mandatory redemption).

SDG&E is currently authorized to issue up to 25 million shares of an additional class of preference shares designated as “Series Preference Stock.” The Series Preference Stock is in addition to the Cumulative Preferred Stock, Preference Stock (Cumulative) and Common Stock that SDG&E was otherwise authorized to issue, and when issued would rank junior to the Cumulative Preferred Stock and Preference Stock (Cumulative). The stock’s rights, preferences and privileges would be established by the board of directors at the time of issuance.

SDG&E’s outstanding preferred securities are classified as contingently redeemable because they contain a contingent redemption feature that allows the holder to elect a majority of SDG&E’s board of directors if dividends are not paid for eight consecutive quarters, and such a redemption triggering event is not solely within the control of SDG&E. They are therefore presented separate from and outside of equity in a manner consistent with temporary equity.

SOCALGAS

▪	None of SoCalGas’ outstanding preferred stock is callable.

▪	All outstanding series have one vote per share, cumulative preferences as to dividends and liquidation preferences of $25 per share plus any unpaid dividends.

SoCalGas currently is authorized to issue 5 million shares of series preferred stock and 5 million shares of preference stock, both without par value and with cumulative preferences as to dividends and liquidation value. The preference stock would rank junior to all series of preferred stock. Other rights and privileges of the stock would be established by the board of directors at the time of issuance.

PACIFIC ENTERPRISES

On June 30, 2011, PE redeemed all five series of its outstanding preferred stock for $81 million. Each series was redeemed for cash at redemption prices ranging from $100 to $101.50 per share, plus accrued dividends up to the redemption date of an aggregate of $1 million. The redeemed shares are no longer outstanding and represent only the right to receive the applicable redemption price, to the extent that shares have not yet been presented for payment.

PE currently is authorized to issue 10 million shares of series preferred stock and 5 million shares of Class A series preferred stock, both without par value and with cumulative preferences as to dividends and liquidation value.  No shares of preferred stock or Class A series preferred stock are outstanding. Class A series preferred stock, when issued, would rank junior to all other series of preferred stock with respect to dividends and liquidation value. Other rights and privileges of each series of the preferred stock and Class A series preferred stock would be established by the board of directors at the time of issuance.

NOTE 13. SEMPRA ENERGY – SHAREHOLDERS’ EQUITY AND EARNINGS PER SHARE

The following table provides the per share computations for our earnings for years ended December 31. Basic earnings per common share (EPS) is calculated by dividing earnings attributable to common stock by the weighted-average number of common shares outstanding for the year. Diluted EPS includes the potential dilution of common stock equivalent shares that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

EARNINGS PER SHARE COMPUTATIONS
(Dollars in millions, except per share amounts; shares in thousands)
	Years ended December 31,
	2011	2010	2009
Numerator:
Earnings/Income attributable to common shareholders	$1,357	$739	$1,119

Denominator:
Weighted-average common shares outstanding for basic EPS	239,720	244,736	243,339
Dilutive effect of stock options, restricted stock awards and
restricted stock units	1,803	3,206	4,045
Weighted-average common shares outstanding for diluted EPS	241,523	247,942	247,384

Earnings per share:
Basic	$5.66	$3.02	$4.60
Diluted	$5.62	$2.98	$4.52

The dilution from common stock options is based on the treasury stock method. Under this method, proceeds based on the exercise price plus unearned compensation and windfall tax benefits and minus tax shortfalls are assumed to be used to repurchase shares on the open market at the average market price for the period. The windfall tax benefits are tax deductions we would receive upon the assumed exercise of stock options in excess of the deferred income taxes we recorded related to the compensation expense on the stock options. Tax shortfalls occur when the assumed tax deductions are less than recorded deferred income taxes. The calculation excludes options for which the exercise price on common stock was greater than the average market price during the period (out-of-the-money options).  We had 2,083,275; 2,138,800 and 1,504,250 of such antidilutive stock options outstanding during 2011, 2010 and 2009, respectively.

During 2011 and 2010, respectively, we had 900 and 9,900 stock options outstanding that were antidilutive because of the unearned compensation and windfall tax benefits included in the assumed proceeds under the treasury stock method. There were no such antidilutive stock options outstanding during 2009.

The dilution from unvested restricted stock awards (RSAs) and restricted stock units (RSUs) is also based on the treasury stock method. Assumed proceeds equal to the unearned compensation and windfall tax benefits and minus tax shortfalls related to the awards and units are assumed to be used to repurchase shares on the open market at the average market price for the period. The windfall tax benefits or tax shortfalls are the difference between tax deductions we would receive upon the assumed vesting of RSAs or RSUs and the deferred income taxes we recorded related to the compensation expense on such awards and units. There were no antidilutive restricted stock awards or units from the application of unearned compensation in the treasury stock method in 2011, 2010 or 2009.

Each performance based RSU represents the right to receive between zero and 1.5 shares of Sempra Energy common stock based on Sempra Energy’s four-year cumulative total shareholder return compared to the S&P 500 Utilities Index, as follows:

Four-Year Cumulative Total Shareholder Return Ranking versus S&P 500 Utilities Index(1)	Number of Sempra Energy Common Shares Received for Each Restricted Stock Unit(2)
75th Percentile or Above	1.5
50th Percentile	1
35th Percentile or Below	―
(1)	If Sempra Energy ranks at or above the 50th percentile compared to the S&P 500 Index, participants will receive a minimum of 1.0 share for each restricted stock unit.
(2)
Participants may also receive additional shares for dividend equivalents on shares subject to restricted stock units, which are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock units to which the dividends relate.

RSAs have a maximum potential of 100 percent vesting. We include our performance based RSAs and RSUs in potential dilutive shares at zero to 100 percent and zero to 150 percent, respectively, to the extent that they currently meet the performance requirements for vesting, subject to the application of the treasury stock method. Due to market fluctuations of both Sempra Energy stock and the comparative index, dilutive RSA and RSU shares may vary widely from period-to-period. We include our service-based RSAs in potential dilutive shares at 100 percent.

RSUs and RSAs may be excluded from potential dilutive shares by the application of unearned compensation in the treasury stock method or because performance goals are currently not met.  The maximum excluded RSUs and RSAs, assuming performance goals were met at maximum levels, were 4,109,717; 2,008,413, and 1,058,521 for the years ended December 31 2011, 2010 and 2009, respectively.

We are authorized to issue 750,000,000 shares of no-par-value common stock. In addition, we are authorized to issue 50,000,000 shares of preferred stock having rights, preferences and privileges that would be established by the Sempra Energy board of directors at the time of issuance.

Shares of common stock held by the ESOP were 153,625; 504,440 and 868,173 at December 31, 2011, 2010 and 2009, respectively. These shares are unallocated and therefore excluded from the computation of EPS.

Excluding shares held by the ESOP, common stock activity consisted of the following:

COMMON STOCK ACTIVITY

	2011	2010	2009
Common shares outstanding, January 1	240,447,416	246,507,865	243,324,281
Savings plan issuance	―	560,600	1,021,023
Shares released from ESOP	350,815	363,733	309,023
Stock options exercised	958,126	912,725	1,835,184
Restricted stock issuances	11,876	―	37,233
Restricted stock units vesting(1)	2,625	―	―
Shares repurchased	(1,836,177)	(8,108,579)	(396,046)
Common stock investment plan(2)	―	217,772	381,167
Shares forfeited and other	―	(6,700)	(4,000)
Common shares outstanding, December 31	239,934,681	240,447,416	246,507,865
(1)	Includes dividend equivalents.
(2)	Participants in the Direct Stock Purchase Plan may reinvest dividends to purchase newly issued shares.

Our board of directors has the discretion to determine the payment and amount of future dividends.

COMMON STOCK REPURCHASE PROGRAMS

On September 11, 2007, our board of directors authorized the repurchase of additional shares of our common stock provided that the amounts expended for such purposes did not exceed the greater of $2 billion or amounts expended to purchase no more than 40 million shares. Purchases may include open-market and negotiated transactions, structured purchase arrangements, and tender offers.

In April 2008, we entered into a share repurchase program under which we prepaid $1 billion to repurchase shares of our common stock to be delivered later in 2008 in a share forward transaction. The $1 billion purchase price was recorded as a reduction in shareholders’ equity, and we received 18,416,241 shares under the program during 2008 based on a final weighted average price of $54.30 per share.

In September 2010, we entered into a share repurchase program under which we prepaid $500 million to repurchase shares of our common stock in a share forward transaction. The program was completed in March 2011 with a total of 9,574,435 shares repurchased at an average price of $52.22 per share. Our outstanding shares used to calculate earnings per share were reduced by the number of shares repurchased when they were delivered to us, and the $500 million purchase price was recorded as a reduction in shareholders’ equity upon its prepayment. We received 5,670,006 shares during the quarter ended September 30, 2010; 2,407,994 shares on October 4, 2010 and 1,496,435 shares on March 22, 2011.

These share repurchase programs are unrelated to share based compensation as described in Note 9.

NOTE 14. SEMPRA UTILITIES’ REGULATORY MATTERS

SDG&E POWER PROCUREMENT AND RESOURCE PLANNING

Background—Electric Industry Regulation

California’s legislative response to the 2000 – 2001 energy crisis resulted in the DWR purchasing a substantial portion of power for California’s electricity users. In 2001, the DWR entered into long-term contracts with suppliers, including Sempra Generation, to provide power for the utility procurement customers of each of the California investor-owned utilities (IOUs), including SDG&E. The CPUC allocates the power and its administrative responsibility, including collection of power contract costs from utility customers, among the IOUs.

Effective in 2003, the IOUs resumed responsibility for electric commodity procurement above their allocated share of the DWR’s long-term contracts, and the CPUC:

▪
directed the IOUs, including SDG&E, to resume electric commodity procurement to cover their net short energy requirements, which are the total customer energy requirements minus supply from resources owned, operated or contracted;

▪	implemented legislation regarding procurement and renewable energy portfolio standards; and

▪	established a process for review and approval of the utilities’ long-term resource and procurement plans.

This process is intended to identify anticipated needs for generation and transmission resources in order to support transmission grid reliability and to better serve customers.

Renewable Energy

In 2010, the State of California required certain California electric retail sellers, including SDG&E, to deliver 20 percent of their retail energy sales from renewable energy sources. The rules governing this requirement, administered by both the CPUC and the California Energy Commission (CEC), are known as the Renewables Portfolio Standard (RPS) Program. In December 2011, California Senate Bill 2(1X) (33% RPS Program) went into effect, superseding the previous RPS Program. It requires each California utility to procure 33 percent of its annual electric energy requirements from renewable energy sources by 2020, with an average of 20 percent required from January 1, 2011 to December 31, 2013; 25 percent by December 31, 2016; and 33 percent by December 31, 2020. The CPUC began a rulemaking in May 2011 to address the implementation of the 33% RPS Program.

The 33% RPS Program contains new flexible compliance mechanisms, more restrictive than the prior mechanisms, that can be used to comply with or meet the 33% RPS Program mandates in 2011 and beyond. The new mechanisms provide for a CPUC waiver under certain conditions, including: 1) a finding of inadequate transmission, 2) delays in the start-up of commercial operations of renewable energy projects due to permitting or interconnection or 3) unexpected curtailment by an electric system balancing authority, such as the California Independent System Operator (ISO).

SDG&E continues to procure renewable energy supplies to achieve the 33% RPS Program requirements. A substantial number of these supply contracts, however, are contingent upon many factors, including:

▪	access to electric transmission infrastructure;

▪	timely regulatory approval of contracted renewable energy projects;

▪	the renewable energy project developers’ ability to obtain project financing and permitting; and

▪	successful development and implementation of the renewable energy technologies.

For 2010, SDG&E satisfied its RPS procurement requirements through a combination of contracted deliveries and application of the flexible compliance mechanism, including the application of certain mechanisms that are no longer available under the 33% RPS Program. For 2011 and beyond, SDG&E believes it will be able to comply with the 33% RPS Program requirements based on its contracting activity and, if necessary, application of the new flexible compliance mechanisms. SDG&E’s failure to comply with the RPS Program requirements could subject it to a CPUC-imposed penalty of 5 cents per kilowatt hour of renewable energy under-delivery.

SDG&E Purchase of El Dorado

SDG&E purchased Sempra Generation’s El Dorado natural gas generation plant on October 1, 2011, pursuant to an option to acquire the plant that was exercised in 2007. In accordance with the CPUC’s approval, SDG&E acquired El Dorado (now named Desert Star Energy Center) at a price equal to the closing book value of the plant upon transfer. SDG&E made a compliance filing with the CPUC in September 2011 stating the book value purchase price as $215 million. The final purchase price was $214 million based on the completion of an independent audit of Sempra Generation’s net book value of the plant as of the close of business on September 30, 2011.

East County Substation

In response to a CPUC application filed by SDG&E for authorization to proceed with the East County Substation project, the CPUC and Bureau of Land Management jointly issued a favorable final environmental impact report and environmental impact statement in October 2011. The project, which will include construction of a new 500/230/138- kilovolt (kV) substation, rebuilding of the existing Boulevard Substation and construction of a new 138-kV transmission line connecting the two substations, is estimated to cost approximately $435 million. It would allow interconnections from new renewable-generation sources and enhance the reliability of electric service to a number of communities. We expect a CPUC decision on this project in the first half of 2012.

San Onofre Nuclear Generating Station (SONGS)

Edison (78.21%), SDG&E (20%) and the city of Riverside (1.79%) jointly own SONGS. Edison completed the replacement of the steam generators at San Onofre Units 2 and 3 in April 2010 and February 2011, respectively. The final phase of the project, disposal of the old steam generators, is planned to be completed in 2012. SDG&E’s share of the capital investment in this project is $180 million, including $160 million incurred through December 31, 2011. The CPUC approved SDG&E’s participation in the replacement project. SDG&E has requested continuation of full recovery of current operating and maintenance costs via balancing account treatment in its 2012 General Rate Case application, discussed below.

GENERAL RATE CASE (GRC)

The CPUC uses a general rate case proceeding to prospectively set rates sufficient to allow the Sempra Utilities to recover their reasonable cost of operations and maintenance and to provide the opportunity to realize their authorized rates of return on their investment. In December 2010, the Sempra Utilities filed their 2012 General Rate Case (GRC) applications to establish their authorized 2012 revenue requirements and the ratemaking mechanisms by which those requirements will change on an annual basis over the subsequent three-year (2013-2015) period. Both SDG&E and SoCalGas filed revised applications with the CPUC in July 2011. Evidentiary hearings were completed in January 2012 and final briefs reflecting the results from these hearings are scheduled to be filed with the CPUC by May 1, 2012. The final decision for the 2012 GRC will be made effective retroactive to January 1, 2012.

In February 2012, the Sempra Utilities filed amendments to update their July 2011 revised applications. With these amendments, SDG&E is requesting a revenue requirement in 2012 of $1.849 billion, an increase of $235 million (or 14.6%) over 2011. SoCalGas is requesting a revenue requirement in 2012 of $2.112 billion, an increase of $268 million (14.5%) over 2011. The Division of Ratepayer Advocates and other intervening parties are recommending that the CPUC reduce the utilities’ revenue requirements in 2012 by approximately 5 percent compared to 2011.

UTILITY INCENTIVE MECHANISMS

The CPUC applies performance-based measures and incentive mechanisms to all California IOUs. Under these, the Sempra Utilities have earnings potential above authorized base margins if they achieve or exceed specific performance and operating goals. Generally, for performance-based awards, if performance is above or below specific benchmarks, the utility is eligible for financial awards or subject to financial penalties. Both SDG&E and SoCalGas have incentive mechanisms associated with:

▪	operational incentives

▪	energy efficiency/demand side management

SoCalGas has additional incentive mechanisms associated with:

▪	natural gas procurement

▪	unbundled natural gas storage and system operator hub services

Incentive awards are included in our earnings when we receive any required CPUC approval of the award. We would record penalties for results below the specified benchmarks in earnings when we believe it is more likely than not that the CPUC would assess a penalty.

We provide a summary of the incentive awards recognized below.

UTILITY INCENTIVE AWARDS 2009-2011
(Dollars in millions)
	Years ended December 31,
	2011	2010	2009
Sempra Energy Consolidated
Energy efficiency and demand side management	$16	$15		$2
Unbundled natural gas storage and hub services	4	15		19
Natural gas procurement	6	12		7
Operational incentives	3	1		1
Total awards	$29	$43		$29
SDG&E
Energy efficiency and demand side management	$14	$5	$	―
Operational incentives	1	1		1
Total awards	$15	$6		$1
SoCalGas
Energy efficiency and demand side management	$2	$10		$2
Unbundled natural gas storage and hub services	4	15		19
Natural gas procurement	6	12		7
Operational incentives	2	―		―
Total awards	$14	$37		$28

Energy Efficiency and Demand Side Management

The CPUC established incentive mechanisms that are based on the effectiveness of energy efficiency and demand side management programs. In December 2009, the CPUC awarded $0.3 million and $2.1 million to SDG&E and SoCalGas, respectively, for their performance during the 2006 – 2008 program period. In February 2010, the Sempra Utilities filed a petition with the CPUC to correct errors in the computation of these awards. In December 2010, the CPUC additionally awarded $5.1 million and $9.9 million to SDG&E and SoCalGas, respectively, as the final true-up incentive awards for the 2006 – 2008 program period, which amounts incorporate the Sempra Utilities’ petition to correct computational errors.

In December 2011, the CPUC awarded $13.7 million to SDG&E and $2.0 million to SoCalGas for their 2009 program year results.

The CPUC has not yet established a schedule for reviewing and approving incentive awards for the 2010 – 2012 program period. The CPUC is also considering modifications to the incentive mechanism that would apply to future program periods (2013 and beyond), but has not established a schedule for a decision.

Natural Gas Procurement

The Sempra Utilities procure natural gas on behalf of their core natural gas customers. The CPUC has established incentive mechanisms to allow the Sempra Utilities the opportunity to share in the savings and/or costs from buying natural gas for their core customers at prices below or above monthly market-based benchmarks. In 2008, the SDG&E and SoCalGas core natural gas supply portfolios were combined, and SoCalGas now procures natural gas for SDG&E’s core natural gas customers’ requirements. All SDG&E assets associated with its core natural gas supply portfolio were transferred or assigned to SoCalGas. Accordingly, SDG&E’s incentive mechanism for natural gas procurement awards or penalties ended as of the effective date of the combination of the core natural gas supply portfolios, and SoCalGas’ gas cost incentive mechanism (GCIM) is applied on the combined portfolio basis going forward.

In September 2011, the CPUC approved SoCalGas’ application for its GCIM award of $6 million for natural gas procured for its core customers during the 12-month period ending March 31, 2010.

In June 2011, SoCalGas applied to the CPUC for approval of a GCIM award of $6.2 million for natural gas procured for its core customers during the 12-month period ending March 31, 2011. SoCalGas expects a CPUC decision in the first half of 2012.

In January 2010, the CPUC approved a GCIM award of $12 million for SoCalGas’ procurement activities during the 12-month period ending March 31, 2009.

Unbundled Natural Gas Storage and System Operator Hub Services

The CPUC has established a revenue sharing mechanism which provides for the sharing between ratepayers and SoCalGas (shareholders) of the net revenues generated by SoCalGas’ unbundled natural gas storage and system operator hub services. Annual net revenues (revenues less allocated service costs) are shared on a graduated basis, as follows:

▪	the first $15 million of net revenue to be shared 90 percent ratepayers/10 percent shareholders;

▪	the next $15 million of net revenue to be shared 75 percent ratepayers/25 percent shareholders;

▪	all additional net revenues to be shared evenly between ratepayers and shareholders; and

▪	the maximum total annual shareholder-allocated portion of the net revenues cannot exceed $20 million.

Operational Incentives

The CPUC may establish operational incentives and associated performance benchmarks as part of a general rate case or cost of service proceeding. Through the end of 2011, the Sempra Utilities had operational incentives that applied to their performance in the area of employee safety.

COST OF CAPITAL

A cost of capital proceeding determines a utility’s authorized capital structure and authorized rate of return on rate base (ROR), which is a weighted average of the authorized returns on debt, preferred stock, and common equity (return on equity or ROE). The authorized rate of return is the rate that the Sempra Utilities may earn on their electric and natural gas distribution, natural gas transmission and electric generation assets. In addition, a cost of capital proceeding also addresses market-based benchmarks to be monitored to determine whether an adjustment to the established authorized rate of return is required during the interim years between proceedings through the approved adjustment mechanism.

SDG&E’s authorized ROE is 11.10 percent and its authorized ROR is 8.40 percent. SDG&E’s current authorized capital structure is

▪	49.0 percent common equity

▪	5.75 percent preferred equity

▪	45.25 percent long-term debt

Unless the benchmark interest rates, as described below, change from current levels, the authorized ROE and ROR will remain in effect until SDG&E’s next cost of capital proceeding is completed. SDG&E’s next cost of capital application is scheduled to be filed in April 2012 for a 2013 test year, consistent with the schedule for cost of capital applications for each of Edison and Pacific Gas and Electric Company (PG&E).

SoCalGas’ authorized ROE is 10.82 percent and its authorized ROR is 8.68 percent. These rates continue to be effective until market interest rate changes are large enough to trigger an automatic adjustment or until either the CPUC orders a periodic review or SoCalGas files a cost of capital application. In its 2012 GRC application, SoCalGas advised the CPUC that it plans to file a cost of capital application in April 2012 for a 2013 test year, at the same time as the other California IOUs. SoCalGas’ current authorized capital structure is

▪	48.0 percent common equity

▪	6.39 percent preferred equity

▪	45.61 percent long-term debt

In addition to establishing the authorized ROR, a cost of capital proceeding also addresses market-based benchmarks to be monitored to determine whether an adjustment to the established authorized rate of return is required during the interim years between cost of capital proceedings. SDG&E’s cost of capital benchmark is based on the 12-month average monthly A-rated utility bond yield as published by Moody’s for the 12-month period October through September of each fiscal year. If this 12-month average falls outside of the range of 5.02 percent to 7.02 percent, SDG&E’s authorized rate of return would be adjusted, upward or downward, by one-half of the difference between the 12-month average and 6.02 percent (SDG&E’s benchmark interest rate), effective January 1 following the year in which the benchmark range was exceeded. In the event of such an event occurring, the benchmark interest rate would be reset to the interest rate in effect at the time it was determined that the benchmark range had been exceeded.

SoCalGas’ cost of capital trigger mechanism (the Market Indexed Capital Adjustment Mechanism or MICAM) identifies two conditions for determining whether a change in the authorized rate of return is required. Both conditions are based on the 30-year Treasury bond yields – one being the most recent trailing 12-month rolling average yield and the second being the corresponding 12-month forward forecast yield as published by Global Insight. If both conditions fall outside a range of 3.88 percent (MICAM floor) to 6.88 percent (MICAM ceiling) in a given month, SoCalGas’ authorized ROE would be adjusted, upward or downward, by one-half of the difference between the trailing 12-month rolling average yield and 5.38 percent (SoCalGas’ MICAM benchmark interest rate), effective January 1 following the year in which both conditions were exceeded. Also, SoCalGas’ authorized recovery rate for the cost of debt and preferred stock would be adjusted to their actual weighted average cost. Therefore, SoCalGas’ authorized ROR would adjust, upward or downward, as a result of all three cost adjustments. In the event of such an event occurring, the benchmark interest rate would be reset to the interest rate in effect at the time it was determined that the benchmark range had been exceeded.

At December 31, 2011, neither SDG&E’s nor SoCalGas’ benchmark range has been exceeded. As of January 31, 2012, the historical rolling average yield for the 30-year Treasury bonds of 3.79 percent fell below the MICAM floor of 3.88 percent. In addition, the Global Insight 12-month forward forecasted yield of 3.48 percent published in early February 2012 is also below the MICAM floor. Therefore, SoCalGas’ MICAM mechanism calls for an adjustment of its ROE and authorized recovery for the cost of debt and preferred stock to their actual weighted average cost to be effective on January 1, 2013. However, as SoCalGas has advised the CPUC of its plan to file a cost of capital application in April 2012 along with the other California IOUs, SoCalGas expects that the decision from this cost of capital application will supersede the rates that would result from the MICAM trigger. As there haven’t been any objections raised to SoCalGas’ proposal to file a cost of capital application, management believes that the CPUC will accept SoCalGas’ application. Absent a SoCalGas cost of capital application and proceeding, SoCalGas’ ROE would be reduced to 10.02 percent effective January 1, 2013, a reduction of 80 basis points from its current authorized ROE, and its authorized ROR would be reduced to 8.05 percent, a reduction of 63 basis points from its current authorized ROR.

ADVANCED METERING INFRASTRUCTURE

SDG&E

SDG&E’s project to install advanced meters with integrated two-way communications functionality, including electric remote disconnect and home area network capability, was substantially completed by the end of 2011.

SoCalGas

In April 2010, the CPUC issued a decision approving SoCalGas’ application to upgrade approximately six million natural gas meters with an advanced metering infrastructure (AMI), subject to certain safeguards to better ensure its cost effectiveness for ratepayers. The approved cost of the project is $1.05 billion (including approximately $900 million in capital investment), with SoCalGas being subject to risk/reward sharing for costs above or below this amount. Installation of the meters is expected to begin in early 2013 and continue through mid 2017.

In November 2011, the Division of Ratepayer Advocates (DRA) and The Utility Reform Network (TURN) filed a joint petition requesting that the CPUC reconsider its prior approval of SoCalGas’ AMI project and stay AMI deployment while the CPUC considers the request. The CPUC has taken no action in response to the DRA/TURN request, and SoCalGas is continuing its deployment of AMI pursuant to the April 2010 CPUC decision.

SDG&E REQUEST FOR AUTHORITY TO INVEST IN WIND FARM

In July 2011, the CPUC approved a settlement agreement regarding SDG&E’s request to make a tax equity investment in the holding company of a wind farm project. In December 2011, the Federal Energy Regulatory Commission (FERC) approved SDG&E’s involvement in the project and the associated power purchase agreement. These approvals allow SDG&E to make an investment after the wind farm project has met all of the conditions precedent set forth in the definitive documents and upon the initiation of commercial operation of the project. The approved investment, which would be included in the utility’s rate base, is the lesser of $250 million or 64.99 percent of the project’s costs. SDG&E would also make an incremental investment, to be excluded from the utility’s rate base, of no less than 10 percent of the project’s costs. SDG&E expects the project to be in commercial operation in late 2012.

2007 WILDFIRES COST RECOVERY FOR RESTORATION OF COMPANY FACILITIES

In October 2010, the CPUC issued a decision approving a settlement agreement between SDG&E and the DRA, authorizing SDG&E to recover $43 million of capital costs incurred to replace and repair company facilities under CPUC jurisdiction damaged by the October 2007 wildfires. This decision was in response to an application that SDG&E filed with the CPUC in March 2009 seeking to recover $49.8 million of incremental costs ($43 million of capital costs and $6.8 million of operation and maintenance costs).

SDG&E also incurred $30.1 million of incremental costs for the replacement and repair of company facilities under FERC jurisdiction, which are currently being recovered in SDG&E’s electric transmission rates.

We discuss recovery of 2007 wildfire litigation costs in Note 15.

INCREMENTAL INSURANCE PREMIUM COST RECOVERY

In December 2010, the CPUC approved SDG&E’s request for a $29 million revenue requirement for the recovery of the incremental increase in its general liability and wildfire liability insurance premium costs for the 2009/2010 policy period. In its decision approving this cost recovery, the CPUC also authorized SDG&E to request recovery of any incremental insurance premiums for future policy periods through December 31, 2011, with a $5 million deductible applied to each policy renewal period. This approval was in response to a request filed by SDG&E with the CPUC in August 2009 seeking authorization to recover higher liability insurance premiums (amounts in excess of those authorized to be recovered in the 2008 GRC), which SDG&E began incurring commencing July 1, 2009, and any losses realized due to higher deductibles associated with the new policies. SDG&E made the filing under the CPUC’s rules allowing utilities to seek recovery of significant cost increases incurred between GRC filings resulting from unforeseen circumstances. The CPUC’s rules allow a utility to seek recovery of incurred costs that meet certain criteria, subject to a $5 million deductible per event.

In December 2011, the CPUC approved SDG&E’s request for an incremental revenue requirement of $63 million for the 2010/2011 policy period. SDG&E recorded the revenue resulting from this decision in the fourth quarter of 2011. In addition, SDG&E’s fourth quarter 2011 earnings include revenue to recover $28 million of incremental insurance premiums incurred in the six month period of July through December 2011 for which a final decision from the CPUC is pending. We expect a CPUC decision on this request in the second quarter of 2012.

EXCESS WILDFIRE CLAIMS COST RECOVERY

SDG&E and SoCalGas filed an application, along with other related filings, with the CPUC in August 2009 proposing a new mechanism for the future recovery of all wildfire-related expenses for claims, litigation expenses and insurance premiums that are in excess of amounts authorized by the CPUC for recovery in rates. This application was made jointly with Edison and PG&E. In July 2010, the CPUC approved SDG&E’s and SoCalGas’ requests for separate regulatory memorandum accounts to record the subject expenses while the application is pending before the CPUC. Several parties protested the original application and, in response, the four utilities jointly submitted an amended application in August 2010. A February 2011 ruling directing the utilities to show cause why the application should not be dismissed was stayed to permit continued settlement discussions between the four utilities and the CPUC and with the other parties to the proceeding. In June 2011, the CPUC issued a ruling scheduling evidentiary hearings in October with a decision in 2012. In September 2011, the CPUC delayed hearings to January 2012. In November 2011, Edison and PG&E requested to withdraw from the joint utility application due, in part, to the delays in the proceeding. In January 2012, the CPUC granted their requests to withdraw and held evidentiary hearings for SDG&E and SoCalGas, both of which are still moving forward with the application. We expect a CPUC decision in the second half of 2012.

SDG&E intends to request recovery for costs incurred associated with the 2007 wildfires that are in excess of amounts recovered from its insurance coverage and other responsible third parties in a future application.  If a cost recovery mechanism covering the 2007 wildfire costs is approved by the CPUC as a result of these proceedings, SDG&E intends to utilize the methodology authorized. Otherwise, SDG&E will file an application for cost recovery utilizing other cost recovery application processes available through the CPUC.

We provide additional information about 2007 wildfire litigation costs and their recovery in Note 15.

NATURAL GAS PIPELINE OPERATIONS SAFETY ASSESSMENTS

As a result of recent natural gas pipeline explosions in the U.S., including the September 2010 rupture in San Bruno, California of a natural gas pipeline owned and operated by PG&E (the San Bruno incident), various regulatory agencies, including the CPUC, are evaluating natural gas pipeline safety regulations, practices and procedures.

In February 2011, the CPUC opened a forward-looking rulemaking proceeding to examine what changes should be made to existing pipeline safety regulations for California natural gas pipelines. The Sempra Utilities are parties to this proceeding. The CPUC also appointed an independent review panel to make recommendations for possible actions by the CPUC in light of the San Bruno incident. The panel issued its report in June 2011 providing a number of conclusions regarding the San Bruno incident specifically, as well as general recommendations for pipeline operations and their oversight by regulatory agencies going forward.

In June 2011, the CPUC directed SoCalGas, SDG&E, PG&E and Southwest Gas to file comprehensive implementation plans to test or replace all natural gas transmission pipelines that have not been pressure tested. The Sempra Utilities filed their Pipeline Safety Enhancement Plan (PSEP) with the CPUC in August 2011. The proposed safety measures, investments and estimated costs are not included in the Sempra Utilities’ 2012 GRC requests discussed above. The comprehensive plan covers all of the utilities’ approximately 4,000 miles of transmission lines (3,750 miles for SoCalGas and 250 miles for SDG&E) and would be implemented in two phases:

▪	Phase 1 focuses on populated areas of SoCalGas’ and SDG&E’s service territories and would be implemented over a 10-year period, from 2012 to 2022.

▪	Phase 2 covers unpopulated areas of SoCalGas’ and SDG&E’s service territories and will be filed with the CPUC at a later date.

The total cost estimate for Phase 1, over the 10-year period of 2012 to 2022, is $3.1 billion ($2.5 billion for SoCalGas and $600 million for SDG&E). In their August 2011 filing, the utilities requested the CPUC to authorize funding for the recovery of costs through 2015 of approximately $1.5 billion for SoCalGas, of which $1.2 billion would be capital investment, and $240 million for SDG&E, of which $230 million would be capital investment. After 2015, the utilities proposed to include the costs of the PSEP in their next General Rate Case (for their authorized revenue requirements in 2016). The utilities also proposed that the cost of the program be recovered through a surcharge, rather than by incorporating it into rates. The surcharge would increase over time, as more project work is completed.

In December 2011, the assigned Commissioner to the rulemaking proceeding for the pipeline safety regulations ruled that SDG&E’s and SoCalGas’ Triennial Cost Allocation Proceeding (TCAP) would be the most logical proceeding to conduct the reasonableness and ratemaking review of the companies’ PSEP. In the TCAP, SDG&E and SoCalGas will, among other things, seek to: (1) establish and revise gas rates to reflect updated customer class allocations of each company’s respective base margin costs authorized in the most recent GRC; (2) update demand forecasts; and (3) support continuation of balancing account treatment for noncore transportation revenue requirements.  In February 2012, the assigned Commissioner to the TCAP issued a scoping memo for the companies’ TCAP, including their PSEP. This scoping memo sets evidentiary hearings for the first phase of the TCAP, which addresses the scope and reasonableness of the PSEP, in the third quarter of 2012, with briefs scheduled to be filed early in the fourth quarter of 2012.

On January 17, 2012, the CPUC Consumer Protection and Safety Division (CPSD) issued a Technical Report of the Sempra Utilities’ PSEP.  The report, along with testimony and evidentiary hearings, will be used to evaluate the PSEP in the regulatory process (once a schedule is established).  Generally, the report found that the PSEP approach to pipeline replacement and pressure testing and other proposed enhancements is reasonable.

In January 2011, the National Transportation Safety Board (NTSB) issued seven safety recommendations in connection with its investigation into the cause of the San Bruno incident. According to the NTSB, these safety recommendations “were issued to address record-keeping problems that could create conditions in which a pipeline is operated at a higher pressure than the pipe was built to withstand.” In response to a request from the CPUC, each of the Sempra Utilities reviewed its pipeline facilities located or operating in populated or high consequence areas, as defined by the NTSB, to identify those segments that have not had the maximum allowable operating pressure (MAOP) established through prior hydrostatic testing. Federal and state regulations allow natural gas pipelines installed prior to July 1, 1970 to establish MAOPs through prior operating history rather than through a strength test, but strength tests are required on natural gas pipelines installed subsequent to June 30, 1970 as an element in establishing MAOPs.

In response to the CPUC’s request, the Sempra Utilities conducted a detailed review of 1,622 miles of pipelines (1,416 miles for SoCalGas and 206 miles for SDG&E) installed in the subject class locations, and on April 15, 2011, the Sempra Utilities submitted a report to the CPUC on the results of their review and the actions they are taking in response to the NTSB recommendations.

The Sempra Utilities’ records review process did not reveal any significant concerns with the currently established MAOP for their pipelines, and the Sempra Utilities intend to continue to operate their pipelines in a safe and prudent manner.

NATURAL GAS PIPELINE SAFETY LEGISLATION

In October 2011, the California legislature enacted five separate legislative bills (SB44, SB216, SB705, SB879 and AB56) that address natural gas pipeline safety. Each bill addresses a different aspect of natural gas pipeline safety and imposes requirements on the CPUC and the natural gas pipeline operator. These include such things as the development of a safety plan; installation of automatic shut-off and remote controlled gas valves; emergency response; reporting; ratemaking; and increasing the maximum penalty for gas pipeline safety violations. Much of the legislation is addressed by the utility safety plans being reviewed by the CPUC, and the Sempra Utilities do not expect that the legislation will have a material impact on their results of operations, financial condition or cash flows.

AIR QUALITY AND GREENHOUSE GAS REGULATION

The California Legislature enacted Assembly Bill 32 (AB 32) and California Senate Bill 1368 in 2006. These laws mandate, among other things, reductions in greenhouse gas (GHG) emissions and the payment of GHG administration fees annually. The California Air Resources Board (CARB), the agency responsible for establishing the compliance rules and regulations for the regulation of GHG under AB 32, has adopted a number of regulations pursuant to AB 32, including CARB’s GHG administration fees regulation and its GHG emissions trading regulation.

On October 20, 2011, the CARB finalized details of the cap and trade regulation authorized by AB 32. CARB intends to implement its cap and trade program in 2013. Certain legal challenges have been raised regarding the implementation of cap and trade (Associations of Irritated Residents, et al. v. California Air Resources Board). In September 2011, the California Supreme Court declined to immediately halt implementation of the CARB’s cap and trade program. The Supreme Court’s decision was limited only to a stay application before the California Court of Appeals, and was not a ruling on the merits of the legal challenges against cap and trade, which is still subject to appeal. No injunction has been issued by any court delaying adoption of the cap and trade program and it is currently proceeding.

These legislative and regulatory mandates could affect costs and growth at the Sempra Utilities and at Sempra Generation’s power plants. Any cost impact at the Sempra Utilities is expected to be recoverable through rates. As discussed in Note 15 under “Environmental Issues,” compliance with this and similar legislation could adversely affect Sempra Generation. However, such legislation could also have a positive impact on Sempra Generation because of an increasing preference for natural gas and renewables for electric generation, as opposed to other sources.

NOTE 15. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

We accrue losses for legal proceedings when it is probable that a loss has been incurred and the amounts of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to estimate with reasonable certainty the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued, may exceed applicable insurance coverages and could materially adversely affect our business, cash flows, results of operations, and financial condition. Unless otherwise indicated, we are unable to estimate reasonably possible losses in excess of any amounts accrued.

At December 31, 2011, Sempra Energy’s accrued liabilities for material legal proceedings, on a consolidated basis, were $625 million. At December 31, 2011, accrued liabilities for material legal proceedings for SDG&E and SoCalGas were $596 million and $18 million, respectively. At December 31, 2011, liabilities of $596 million at Sempra Energy and SDG&E were related to wildfire litigation discussed below.

SDG&E

2007 Wildfire Litigation

In October 2007, San Diego County experienced several catastrophic wildfires. Reports issued by the California Department of Forestry and Fire Protection (Cal Fire) concluded that two of these fires (the Witch and Rice fires) were SDG&E “power line caused” and that a third fire (the Guejito fire) occurred when a wire securing a Cox Communications’ (Cox) fiber optic cable came into contact with an SDG&E power line “causing an arc and starting the fire.” Cal Fire reported that the Rice fire burned approximately 9,500 acres and damaged 206 homes and two commercial properties, and the Witch and Guejito fires merged and eventually burned approximately 198,000 acres, resulting in two fatalities, approximately 40 firefighters injured and approximately 1,141 homes destroyed.

A September 2008 staff report issued by the CPUC’s CPSD reached substantially the same conclusions as the Cal Fire reports, but also contended that the power lines involved in the Witch and Rice fires and the lashing wire involved in the Guejito fire were not properly designed, constructed and maintained. In April 2010, proceedings initiated by the CPUC to determine if any of its rules were violated were settled with SDG&E’s payment of $14.75 million.

Numerous parties have sued SDG&E and Sempra Energy in San Diego County Superior Court seeking recovery of unspecified amounts of damages, including punitive damages, from the three fires. These include owners and insurers of properties that were destroyed or damaged in the fires and public entities seeking recovery of firefighting, emergency response, and environmental costs. They assert various bases for recovery, including inverse condemnation based upon a California Court of Appeal decision finding that another California investor-owned utility was subject to strict liability, without regard to foreseeability or negligence, for property damages resulting from a wildfire ignited by power lines.

In October 2010, the Court of Appeal affirmed the trial court’s ruling that these claims must be pursued in individual lawsuits, rather than as class actions on behalf of all persons who incurred wildfire damages. In February 2011, the California Supreme Court denied a petition for review of the affirmance. The trial court has scheduled a Witch fire and Guejito fire trial to begin in March 2013.

SDG&E filed cross-complaints against Cox seeking indemnification for any liability that SDG&E might incur in connection with the Guejito fire, two SDG&E contractors seeking indemnification in connection with the Witch fire, and one SDG&E contractor seeking indemnification in connection with the Rice fire.

In December 2010, SDG&E and Cox reached an agreement settling SDG&E’s claims against Cox and Cox’s insurers in the wildfire litigation (Cox Settlement). Among other things, the settlement agreement provided that SDG&E receive approximately $444 million for wildfire related expenditures, and SDG&E will defend and indemnify Cox against all compensatory damage claims and related costs arising out of the wildfires.

At December 31, 2010, the $300 million Settlement Receivable Related to Wildfire Litigation on the Consolidated Balance Sheets of Sempra Energy and SDG&E represented cash to be received in accordance with the terms of the Cox Settlement in several payments through March 2011 and which was received. As of December 31, 2011, there was no wildfire-related restricted cash on the Consolidated Balance Sheets of Sempra Energy and SDG&E as all amounts received from Cox had been applied to wildfire related expenditures.

SDG&E has settled all of the approximately 19,000 claims brought by homeowner insurers for damage to insured property relating to the three fires. Under the settlement agreements, SDG&E has paid or will pay 57.5 percent of the approximately $1.6 billion paid or reserved for payment by the insurers to their policyholders and received an assignment of the insurers’ claims against other parties potentially responsible for the fires.

The wildfire litigation also includes claims of non-insurer plaintiffs for damage to uninsured and underinsured structures, business interruption, evacuation expenses, agricultural damage, emotional harm, personal injuries and other losses. SDG&E has settled the claims of approximately 2,750 of these plaintiffs. Approximately 650 of the approximately 1,650 remaining individual and business plaintiffs have submitted settlement demands and damage estimates totaling approximately $750 million and government entity claims totaling approximately $80 million. SDG&E expects to receive additional settlement demands and damage estimates as settlement negotiations continue. SDG&E has established reserves for the wildfire litigation as we discuss below.

SDG&E’s settled claims and defense costs have exceeded its $1.1 billion of liability insurance coverage and the $444 million it received from Cox. It expects that its wildfire reserves and amounts paid to resolve wildfire claims will continue to increase as it obtains additional information; it is presently unable to reasonably estimate the amount or timing of recoveries from other potentially responsible parties.

SDG&E has concluded, however, that it is probable that it will be permitted to recover from its utility customers substantially all reasonably incurred costs of resolving wildfire claims in excess of its liability insurance coverage and any amounts recovered from other potentially responsible parties. Accordingly, although such recovery will require future regulatory actions, at December 31, 2011 and December 31, 2010, SDG&E recorded a regulatory asset of $594 million and $364 million, respectively, which represents the amount substantially equal to the aggregate amount it has paid or reserved for payment for the resolution of wildfire claims and related costs in excess of its liability insurance coverage and amounts received from Cox. SDG&E will increase the regulatory asset as additional amounts are paid or reserves are recorded and reduce it by any amounts recovered from other potentially responsible parties.

As a consequence of the expected recovery of wildfire costs from utility customers, Sempra Energy and SDG&E expect no significant earnings impact from the resolution of the remaining wildfire claims. However, SDG&E’s cash flow may be materially adversely affected due to the timing differences between the resolution of claims and the recoveries from other potentially responsible parties and utility customers, which may extend over a number of years. Also, recovery from customers will require future regulatory actions, and a failure to obtain substantial or full recovery, or any negative assessment of the likelihood of recovery, would likely have a material adverse effect on Sempra Energy’s and SDG&E’s financial position, cash flows and results of operations.

SDG&E will continue to gather information to evaluate and assess the remaining wildfire claims and the likelihood, amount and timing of related recoveries from other potentially responsible parties and utility customers and will make appropriate adjustments to wildfire reserves and the related regulatory asset as additional information becomes available.

In 2010 and 2011, as liabilities for wildfire litigation have become reasonably estimable in the form of settlement demands, damage estimates, and other damage information, SDG&E has recorded related reserves as a liability. The impact of this liability at December 31, 2011 is offset by the recognition of a regulatory asset, as discussed above, for reserves in excess of the insurance coverage and the Cox Settlement. The impact of the reserves on SDG&E’s and Sempra Energy’s after-tax earnings was $13 million and $20 million for the years ended December 31, 2011 and 2010, respectively. There was no effect on SDG&E’s or Sempra Energy’s 2009 earnings from the recording of the reserves. At December 31, 2011, wildfire litigation reserves were $596 million ($586 million in current and $10 million in long-term).

Sunrise Powerlink Electric Transmission Line

SDG&E commenced construction on the Sunrise Powerlink in the fall of 2010. The Sunrise Powerlink is a new 117-mile, 500-kV electric transmission line that is being built between the Imperial Valley and the San Diego region, along a route that generally runs south of the Anza-Borrego Desert State Park. The current project plan provides for the transmission line to be completed and in-service in the second half of 2012.

The Sunrise Powerlink project was originally approved by the CPUC in December 2008, including approval of the environmental impact review conducted jointly with the Bureau of Land Management (BLM). The CPUC has subsequently denied or dismissed all requests for rehearing of its approval of the project.

In February 2011, the California Supreme Court denied a petition filed jointly by the Utility Consumers’ Action Network (UCAN) and the Center for Biological Diversity/Sierra Club (CBD). The petition challenged the CPUC’s decision with regard to implementation of the California Environmental Quality Act (CEQA). In addition, in August 2010, the California Court of Appeal denied a petition previously filed by UCAN with the Court of Appeal challenging the CPUC decision on other legal grounds.

In January 2009, the BLM issued its decision approving the portions of the project, route and environmental review within its jurisdiction. The Interior Board of Land Appeals (IBLA) subsequently denied or dismissed all administrative appeals that were filed challenging the BLM’s approval of the project.

The CPUC and BLM jointly approved the final Project Modification Report for Sunrise Powerlink in September 2010, accepting all of the proposed modifications to the approved route and finding that no additional environmental review was required. In December 2010, the IBLA dismissed an appeal challenging the BLM’s approval of the Project Modification Report. In March 2011, opponents of the Sunrise Powerlink filed a petition for writ of review or mandamus with the California Supreme Court challenging the CPUC’s acceptance of the Project Modification Report. The California Supreme Court denied the petition in April 2011.

In February 2010, parties opposed to the project filed a lawsuit in Federal District Court in San Diego seeking declaratory and injunctive relief and alleging that the BLM failed to properly address the environmental impacts of the approved Sunrise Powerlink route and the related potential development of renewable resources in east San Diego County and Imperial County. In June 2011, the court granted the defendants’ motion for summary judgment on the grounds that the plaintiffs were not challenging final government agency actions. The plaintiffs have appealed to the U.S. Court of Appeals for the Ninth Circuit.

In July 2010, the United States Forest Service (USFS) issued its decision approving the portions of the project, route and environmental review within its jurisdiction. The USFS has subsequently denied all administrative appeals challenging its approval of the project.

In January 2011, project opponents filed a lawsuit in Federal District Court in San Diego alleging that the federal approvals for construction of the project on USFS land and BLM land violated the National Environmental Policy Act and other federal environmental laws. The lawsuit asks the court for injunctive relief preventing the USFS and the BLM from approving any ongoing or future construction activities. In October 2011, the opponents appealed the court’s denial of their motion for a preliminary injunction.

In February 2011, opponents of the Sunrise Powerlink filed a lawsuit in Sacramento County Superior Court against the State Water Resources Control Board and SDG&E alleging that the water quality certification issued by the Board under the Federal Clean Water Act violated CEQA. The complaint seeks to have the certification set aside and requests an injunction be issued.

September 2011 Power Outage

In September 2011, a power outage lasting approximately 12 hours affected millions of people from Mexico to southern Orange County, California. Several agencies, including the FERC and North American Electric Reliability Corp., are participating in a joint investigation to determine the cause of the power failure. Within several days of the outage, several SDG&E customers filed a class action lawsuit in Federal District Court against Arizona Public Service Company, Pinnacle West, and SDG&E alleging that the companies failed to prevent the outage. The lawsuit seeks recovery of unspecified amounts of damages, including punitive damages. In addition, more than 6,500 customers’ claims, primarily related to food spoilage, have been submitted directly to SDG&E.

Smart Meters Patent Infringement Lawsuit

In October 2011, SDG&E was sued by a Texas design and manufacturing company in Federal District Court alleging that SDG&E’s recently installed smart meters infringed certain patents. The meters were purchased from a third party vendor that has agreed to defend and indemnify SDG&E. The lawsuit seeks injunctive relief and recovery of unspecified amounts of damages.

SoCalGas

SoCalGas, along with Monsanto Co., Solutia, Inc., Pharmacia Corp., and Pfizer, Inc., are defendants in two Los Angeles County Superior Court lawsuits served in May 2011 seeking recovery of unspecified amounts of damages, including punitive damages, as a result of plaintiffs’ exposure to PCBs (polychlorinated biphenyls). The lawsuits allege plaintiffs were exposed to PCBs not only through the food chain and other various sources but from PCB-contaminated natural gas pipelines owned and operated by SoCalGas. This contamination allegedly caused plaintiffs to develop cancer and other serious illnesses. Plaintiffs assert various bases for recovery, including negligence and products liability.

Sempra Pipelines & Storage

Liberty Gas Storage, LLC (Liberty) received a demand for arbitration from Williams Midstream Natural Gas Liquids, Inc. (Williams) in February 2011 related to a sublease agreement. Williams alleges that Liberty was negligent in its attempt to convert certain salt caverns to natural gas storage and seeks damages of $56.7 million. Liberty filed a counterclaim alleging breach of contract in the inducement and seeks damages of more than $215 million.

Sempra LNG

Sempra LNG has been engaged in a long-running land dispute relating to property adjacent to its Energía Costa Azul liquefied natural gas (LNG) terminal near Ensenada, Mexico. The adjacent property is not required by environmental or other regulatory permits for the operation of the terminal. A claimant to the adjacent property has nonetheless asserted that his health and safety are endangered by the operation of the facility. In June 2010, a Mexican federal appeals court revoked a district court order, issued at the behest of the claimant, directing Mexican regulatory authorities to provisionally suspend authorizations for the operation of the LNG terminal. In February 2011, based on a complaint by the claimant, the new Ensenada Mayor attempted to temporarily close the terminal based on claims of irregularities in municipal permits issued six years earlier. This attempt was promptly countermanded by Mexican federal and Baja California state authorities. No terminal permits or operations were affected as a result of these proceedings or events and the terminal has continued to operate normally.

Sempra LNG expects additional Mexican court proceedings and governmental actions regarding the claimant’s assertions as to whether the terminal’s permits should be modified or revoked in any manner.

The property claimant also filed a lawsuit in July 2010 against Sempra Energy in Federal District Court in San Diego seeking compensatory and punitive damages as well as the earnings from the Energía Costa Azul LNG terminal based on his allegations that he was wrongfully evicted from the adjacent property and that he has been harmed by other allegedly improper actions.

Other Litigation

In August 2007, the U.S. Court of Appeals for the Ninth Circuit issued a decision reversing and remanding certain FERC orders declining to provide refunds regarding short-term bilateral sales up to one month in the Pacific Northwest for the December 2000 to June 2001 time period. In December 2010, the FERC approved a comprehensive settlement previously reached by Sempra Energy and RBS Sempra Commodities with the State of California. The settlement resolves all issues with regard to sales between the California Department of Water Resources (DWR) and Sempra Commodities in the Pacific Northwest, but potential claims may exist regarding sales between Sempra Commodities and other buyers in the Pacific Northwest. The FERC is in the process of addressing these potential claims on remand. Pursuant to the agreements related to the formation of RBS Sempra Commodities, we have indemnified RBS should the liability from the final resolution of these matters be greater than the reserves related to Sempra Commodities. Pursuant to our agreement with the Noble Group, we have also indemnified Noble Americas Gas & Power Corp. and its affiliates for all losses incurred by such parties resulting from these proceedings as related to Sempra Commodities.

Sempra Energy and several subsidiaries, along with three oil and natural gas companies, the City of Beverly Hills, and the Beverly Hills Unified School District, are defendants in toxic tort lawsuits filed beginning in 2003 in Los Angeles County Superior Court by approximately 1,000 plaintiffs. These lawsuits claim that various emissions resulted in cancer or fear of cancer. In November 2006, the court granted the defendants’ summary judgment motions based on lack of medical causation for the 12 initial plaintiffs scheduled to go to trial first. The court also granted summary judgment excluding punitive damages. The court has stayed the lawsuits as to the remaining plaintiffs pending the appeal of the rulings. A mediation occurred in June 2010, after which the plaintiffs’ counsel agreed to recommend a settlement of the lawsuits as to Sempra Energy and its subsidiaries for an amount that is not significant and has been recorded. Any such settlement will require approval by each of the plaintiffs. If approval is obtained, finalization of the settlement is expected to occur within six months.

We are also defendants in ordinary routine litigation incidental to our businesses, including personal injury, product liability, property damage and other claims. California juries have demonstrated an increasing willingness to grant large awards, including punitive damages, in these types of cases.

Resolved Matters

We discuss certain commitments remaining from an energy crisis matter resolved prior to 2010 below under “Other Commitments.”

The following is a description of the 2010 litigation settlements relating to California energy crisis matters.

Energy Crisis Litigation Settlement

In 2010, Sempra Energy, RBS Sempra Commodities and Sempra Generation reached a comprehensive settlement with the State of California to resolve substantially all of their remaining litigation arising out of the 2000 – 2001 California energy crisis for a total payment of $410 million. The matters resolved include the settlement of multiple actions brought by the DWR and other parties with respect to the validity, pricing and operation of Sempra Generation’s contract with the DWR and the settlement of the FERC refund and manipulation proceedings against RBS Sempra Commodities. The FERC approved both settlements in December 2010.

The payment of $410 million was funded largely from previously recorded reserves and receivables at RBS Sempra Commodities. Sempra Energy also recorded an additional pretax charge of $159 million in the first quarter of 2010 to provide for the remainder of the settlement, including $139 million at Sempra Generation and $20 million at Sempra Commodities. The amount at Sempra Commodities was reduced by $11 million pretax in the fourth quarter of 2010 to reflect a receipt in January 2011 from an unrelated party that had a joint liability for the claim. In January 2011, Sempra Generation paid $130 million to the DWR under the terms of the settlement agreement.

CONTRACTUAL COMMITMENTS

Natural Gas Contracts

Natural Gas

SoCalGas has the responsibility for procuring natural gas for both SDG&E’s and SoCalGas’ core customers in a combined portfolio. SoCalGas buys natural gas under short-term and long-term contracts for this portfolio. Purchases are from various producing regions in the southwestern U.S., U.S. Rockies, and Canada and are primarily based on published monthly bid-week indices.

SoCalGas transports natural gas primarily under long-term firm interstate pipeline capacity agreements that provide for annual reservation charges, which are recovered in rates. SoCalGas has commitments with interstate pipeline companies for firm pipeline capacity under contracts that expire at various dates through 2027.

Sempra Global’s businesses have various natural gas purchase agreements to fuel natural gas-fired power plants and capacity agreements for natural gas storage and transportation.

At December 31, 2011, the future minimum payments under existing natural gas contracts and natural gas storage and transportation contracts were:

Sempra Energy Consolidated
	Storage and
(Dollars in millions)	Transportation	Natural Gas(1)	Total(1)
2012	$143	$415	$558
2013	106	148	254
2014	74	103	177
2015	60	3	63
2016	55	3	58
Thereafter	252	5	257
Total minimum payments	$690	$677	$1,367
(1)	Excludes amounts related to LNG purchase agreements at Sempra LNG discussed below.

SoCalGas
(Dollars in millions)	Transportation	Natural Gas	Total
2012	$110	$290	$400
2013	81	19	100
2014	55	2	57
2015	41	2	43
2016	36	2	38
Thereafter	145	―	145
Total minimum payments	$468	$315	$783

Total payments under natural gas contracts were:

	Years ended December 31,
(Dollars in millions)	2011	2010	2009
Sempra Energy Consolidated	$1,991	$2,097	$1,754
SoCalGas	1,810	1,936	1,452

LNG

Sempra LNG has various purchase agreements with major international companies for the supply of LNG to its Energía Costa Azul and Cameron terminals. The agreements range from short-term to multi-year periods and are priced using a predetermined formula based on natural gas market indices.

Although these contracts specify a number of cargoes to be delivered, under their terms, customers may divert certain cargoes, which would reduce amounts paid under the contracts by Sempra LNG. As of December 31, 2011, if all cargoes under the contracts were to be delivered, future payments under these contracts would be

▪	$517 million in 2012

▪	$625 million in 2013

▪	$689 million in 2014

▪	$733 million in 2015

▪	$774 million in 2016

▪	$12.1 billion in 2017 – 2029

The amounts above are based on forward prices of the index applicable to each contract from 2012 to 2021 and an estimated one percent escalation per year beyond 2021. The LNG commitment amounts above are based on Sempra LNG’s commitment to accept the maximum possible delivery of cargoes under the agreements. Actual LNG purchases in 2011 have been significantly lower than the maximum amount possible.

Purchased-Power Contracts

For 2012, SDG&E expects to receive 9 percent of its customer power requirements from DWR allocations. The remaining requirements are expected to be met as follows:

▪	SONGS: 18 percent

▪	Long-term contracts: 20 percent (of which 9 percent is provided by renewable energy contracts expiring on various dates through 2037)

▪	Other SDG&E-owned generation (including Palomar, Miramar I and II, Desert Star Energy Center and Cuyamaca Peak Energy Plant) and tolling contracts (including OMEC): 40 percent

▪	Spot market purchases: 13 percent

The long-term contracts expire on various dates through 2037.

Chilquinta Energía and Luz del Sur also have purchased-power contracts, with various dates extending through 2025, which cover most of the consumption needs of the companies’ customers. These commitments are included under Sempra Energy Consolidated in the table below.

At December 31, 2011, the estimated future minimum payments under long-term purchased-power contracts (not including the DWR allocations for SDG&E) were:
	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E
2012	$1,049	$319
2013	1,120	321
2014	1,110	260
2015	1,164	229
2016	1,199	231
Thereafter	9,555	1,948
Total minimum payments(1)	$15,197	$3,308
(1)	Excludes purchase agreements accounted for as capital leases and amounts related to Otay Mesa VIE, as it is consolidated by Sempra Energy and SDG&E.

Payments on these contracts represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy that exceed the minimum energy commitments. Excluding DWR-allocated contracts, total payments under purchased-power contracts were:

	Years ended December 31,
(Dollars in millions)	2011	2010	2009
Sempra Energy Consolidated	$918	$314	$413
Sempra Pipelines & Storage	572	-	-
SDG&E	346	314	413

Operating Leases

Sempra Energy, SDG&E and SoCalGas have operating leases on real and personal property expiring at various dates from 2012 through 2054. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from two percent to six percent at both Sempra Energy and SDG&E and three percent to five percent at SoCalGas. The rentals payable under these leases may increase by a fixed amount each year or by a percentage of a base year, and most leases contain extension options that we could exercise.

The Sempra Utilities have an operating lease agreement for future acquisitions of fleet vehicles with RBS Asset Finance, Inc. with an aggregate maximum lease limit of $125 million, $66 million of which has been utilized.

Rent expense for all operating leases totaled:

	Years ended December 31,
(Dollars in millions)	2011	2010	2009
Sempra Energy Consolidated	$77	$85	$101
SDG&E	18	20	24
SoCalGas	35	40	52

At December 31, 2011, the minimum rental commitments payable in future years under all noncancelable operating leases were as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
2012	$73	$19	$28
2013	72	18	28
2014	68	18	28
2015	65	17	28
2016	60	17	26
Thereafter	538	46	240
Total future rental commitments	$876	$135	$378

Capital Leases

Utility Fleet Vehicles

The Sempra Utilities entered into agreements with U.S. Bancorp Equipment Finance in 2009 and with RBS Asset Finance, Inc. in 2010 to refinance existing fleet vehicles. These are capital leases, and as of December 31, 2011, the related capital lease obligations were $24 million at Sempra Energy, including $13 million at SDG&E and $11 million at SoCalGas. As of December 31, 2010, the related capital lease obligations were $39 million at Sempra Energy, including $20 million at SDG&E and $19 million at SoCalGas.

At December 31, 2011, the future minimum lease payments and present value of the net minimum lease payments under these capital leases are as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
2012	$13	$7	$6
2013	7	4	3
2014	4	2	2
Total minimum lease payments	24	13	11
Less: interest	―	―	―
Present value of net minimum lease payments	$24	$13	$11

The 2011 annual amortization charge for the utility fleet vehicles was $15 million at Sempra Energy, including $7 million at SDG&E and $8 million at SoCalGas. The 2010 annual amortization charge for the utility fleet vehicles was $17 million at Sempra Energy, including $6 million at SDG&E and $11 million at SoCalGas. The 2009 annual amortization charge for the utility fleet vehicles was $3 million at Sempra Energy, including $1 million at SDG&E and $2 million at SoCalGas.

Power Purchase Agreements

SDG&E has two power purchase agreements with peaker plant facilities that went into commercial operation in June 2010 and are accounted for as capital leases. As of December 31, 2011, capital lease obligations for these leases, each with a 25-year term, were valued at $180 million.

At December 31, 2011, the future minimum lease payments and present value of the net minimum lease payments under these capital leases for both Sempra Energy Consolidated and SDG&E were as follows:

(Dollars in millions)
	2012	$24
	2013	24
	2014	24
	2015	24
	2016	24
	Thereafter	442
	Total minimum lease payments(1)	562
	Less: estimated executory costs	(93)
	Less: interest(2)	(289)
	Present value of net minimum lease payments(3)	$180
(1)
This amount will be recorded over the lives of the leases as Cost of Electric Fuel and Purchased Power on Sempra Energy’s and SDG&E’s Consolidated Statements of Operations. This expense will receive ratemaking treatment consistent with purchased-power costs.

(2)	Amount necessary to reduce net minimum lease payments to present value at the inception of the leases.
(3)	Includes $2 million in Current Portion of Long-Term Debt and $178 million in Long-Term Debt on Sempra Energy’s and SDG&E’s Consolidated Balance Sheets at December 31, 2011.

The annual amortization charge for the power purchase agreements was $2 million for 2011 and $1 million for 2010.

Construction and Development Projects

Sempra Energy has various capital projects in progress in the United States, Mexico and South America. The following is a summary of contractual commitments and contingencies related to the construction projects.

SDG&E

At December 31, 2011, SDG&E has commitments to make future payments of $408 million for construction projects that include

▪	$147 million for the engineering, material procurement and construction costs associated with the Sunrise Powerlink project; and

▪	$205 million related to nuclear fuel fabrication and other construction projects at SONGS.

SDG&E expects future payments under these contractual commitments to be $229 million in 2012, $39 million in 2013, $16 million in 2014, $14 million in 2015, $27 million in 2016 and $83 million thereafter.

SoCalGas

At December 31, 2011, SoCalGas has commitments to make future payments of $378 million for construction and infrastructure improvements for natural gas transmission and distribution operations, pipeline integrity and the Advanced Metering Infrastructure Program. The future payments under these contractual commitments are expected to be $60 million in 2012, $72 million in 2013, $65 million in 2014, $65 million in 2015, $6 million in 2016 and $110 million thereafter.

Sempra Generation

At December 31, 2011, Sempra Generation has commitments to make future payments of $836 million for the construction of Mesquite Solar 1 and Copper Mountain 2 Solar facilities. The future payments under these contractual commitments are expected to be $610 million in 2012 and $226 million in 2013.

Sempra Pipelines & Storage

At December 31, 2011, Sempra Pipelines & Storage has commitments to make future payments of $177 million for construction projects that include

▪	$129 million for the construction of the Santa Teresa hydroelectric power plant at Luz del Sur; and

▪	$34 million for the construction of natural gas storage facilities at Bay Gas and Mississippi Hub.

Sempra Pipelines & Storage expects future payments under these contractual commitments to be $96 million in 2012, $73 million in 2013 and $8 million in 2014.

GUARANTEES

Sempra Energy’s guarantees related to RBS Sempra Commodities, Fowler Ridge 2 and Cedar Creek 2 are discussed in Note 5.

As of December 31, 2011, SDG&E and SoCalGas did not have any outstanding guarantees.

DEPARTMENT OF ENERGY NUCLEAR FUEL DISPOSAL

The Nuclear Waste Policy Act of 1982 made the DOE responsible for the disposal of spent nuclear fuel. However, it is uncertain when the DOE will begin accepting spent nuclear fuel from SONGS. This delay will lead to increased costs for spent fuel storage.  This cost will be recovered through SONGS revenue unless SDG&E is able to recover the increased cost from the federal government.

OTHER COMMITMENTS

Additional consideration for the settlement discussed above in “Legal Proceedings – Resolved Matters – Energy Crisis Litigation Settlement” included an agreement that, for a period of 18 years beginning in 2011, Sempra LNG would sell to the Sempra Utilities, subject to annual CPUC approval, up to 500 million cubic feet (MMcf) per day of regasified LNG from Sempra LNG’s Energía Costa Azul facility that is not delivered or sold in Mexico at the California border index minus $0.02 per MMBtu.

We discuss reserves at Sempra Energy and SDG&E for wildfire litigation above in “Legal Proceedings – SDG&E – 2007 Wildfire Litigation.”

ENVIRONMENTAL ISSUES

Our operations are subject to federal, state and local environmental laws. We also are subject to regulations related to hazardous wastes, air and water quality, land use, solid waste disposal and the protection of wildlife. These laws and regulations require that we investigate and correct the effects of the release or disposal of materials at sites associated with our past and our present operations. These sites include those at which we have been identified as a Potentially Responsible Party (PRP) under the federal Superfund laws and similar state laws.

In addition, we are required to obtain numerous governmental permits, licenses and other approvals to construct facilities and operate our businesses. The related costs of environmental monitoring, pollution control equipment, cleanup costs, and emissions fees are significant. Increasing national and international concerns regarding global warming and mercury, carbon dioxide, nitrogen oxide and sulfur dioxide emissions could result in requirements for additional pollution control equipment or significant emissions fees or taxes that could adversely affect Sempra Generation. The Sempra Utilities’ costs to operate their facilities in compliance with these laws and regulations generally have been recovered in customer rates.

We generally capitalize the significant costs we incur to mitigate or prevent future environmental contamination or extend the life, increase the capacity, or improve the safety or efficiency of property used in current operations. The following table shows (in millions) our capital expenditures in order to comply with environmental laws and regulations:

	Years ended December 31,
	2011	2010	2009
Sempra Energy Consolidated(1)	$21	$21	$43
SDG&E	7	10	24
SoCalGas	13	10	17
(1)	In cases of non-wholly owned affiliates, includes only our share.

Decreases in 2010 compared to 2009 were primarily due to a decrease in environmental-related spending on SoCalGas’ natural gas transmission projects, completion of SDG&E’s Miramar II facility and the deconsolidation of a VIE at SDG&E. We have not identified any significant environmental issues outside the United States. From 2009 through 2013, SDG&E expects to incur costs of approximately $286 million for environmental mitigation measures associated with the Sunrise Powerlink construction project.

At the Sempra Utilities, costs that relate to current operations or an existing condition caused by past operations are generally recorded as a regulatory asset due to the probability that these costs will be recovered in rates.

The environmental issues currently facing us or resolved during the last three years include (1) investigation and remediation of the Sempra Utilities’ manufactured-gas sites, (2) cleanup of third-party waste-disposal sites used by the Sempra Utilities at sites for which we have been identified as a PRP and (3) mitigation of damage to the marine environment caused by the cooling-water discharge from SONGS. The requirements for enhanced fish protection and restoration of 150 acres of coastal wetlands for the SONGS mitigation are in process and a 150-acre artificial reef was completed in 2008. The table below shows the status at December 31, 2011, of the Sempra Utilities’ manufactured-gas sites and the third-party waste-disposal sites for which we have been identified as a PRP:

	# Sites	# Sites
	Completed	In Process
SDG&E
Manufactured-gas sites	3	―
Third-party waste-disposal sites	1	1
SoCalGas
Manufactured-gas sites	38	4
Third-party waste-disposal sites	1	2

We record environmental liabilities at undiscounted amounts when our liability is probable and the costs can be reasonably estimated. In many cases, however, investigations are not yet at a stage where we can determine whether we are liable or, if the liability is probable, to reasonably estimate the amount or range of amounts of the costs. Estimates of our liability are further subject to uncertainties such as the nature and extent of site contamination, evolving cleanup standards and imprecise engineering evaluations. We review our accruals periodically and, as investigations and cleanup proceed, we make adjustments as necessary. The following table shows (in millions) our accrued liabilities for environmental matters at December 31, 2011:

		Waste	Former Fossil-	Other
	Manufactured-	Disposal	Fueled Power	Hazardous
	Gas Sites	Sites (PRP)(1)	Plants	Waste Sites	Total
SDG&E(2)	$0.1	$ ―	$1.0	$0.5	$1.6
SoCalGas	21.3	0.5	―	1.6	23.4
Other	2.7	1.2	―	0.1	4.0
Total Sempra Energy	$24.1	$1.7	$1.0	$2.2	$29.0
(1)	Sites for which we have been identified as a Potentially Responsible Party.
(2)	Does not include SDG&E’s liability for SONGS marine mitigation.

We expect to pay the majority of these accruals over the next three years. In connection with the issuance of operating permits, SDG&E and the other owners of SONGS previously reached an agreement with the California Coastal Commission to mitigate the damage to the marine environment caused by the cooling-water discharge from SONGS. At December 31, 2011, SDG&E’s share of the estimated mitigation costs remaining to be spent through 2050 is $17 million, which is recoverable in rates.

We discuss renewable energy requirements and greenhouse gas regulation in Note 14.

NUCLEAR INSURANCE

SDG&E and the other owners of SONGS have insurance to cover claims from nuclear liability incidents arising at SONGS. This insurance provides $375 million in coverage limits, the maximum amount available, including coverage for acts of terrorism. In addition, the Price-Anderson Act provides for up to $12.2 billion of secondary financial protection (SFP). If a nuclear liability loss occurring at any U.S. licensed/commercial reactor exceeds the $375 million insurance limit, all nuclear reactor owners could be required to contribute to the SFP. SDG&E’s contribution would be up to $47 million. This amount is subject to an annual maximum of $7 million, unless a default occurs by any other SONGS owner. If the SFP is insufficient to cover the liability loss, SDG&E could be subject to an additional assessment.

The SONGS owners, including SDG&E, also have $2.75 billion of nuclear property, decontamination, and debris removal insurance. In addition, the SONGS owners have up to $490 million insurance coverage for outage expenses and replacement power costs due to accidental property damage. This coverage is limited to $3.5 million per week for the first 52 weeks, then $2.8 million per week for up to 110 additional weeks. There is a 12-week waiting period deductible. These insurance coverages are provided through a mutual insurance company. Insured members are subject to retrospective premium assessments. SDG&E could be assessed up to $9.6 million.

The nuclear property insurance program includes an industry aggregate loss limit for non-certified acts of terrorism (as defined by the Terrorism Risk Insurance Act). The industry aggregate loss limit for property claims arising from non-certified acts of terrorism is $3.24 billion. This is the maximum amount that will be paid to insured members who suffer losses or damages from these non-certified terrorist acts.

CONCENTRATION OF CREDIT RISK

We maintain credit policies and systems to manage our overall credit risk. These policies include an evaluation of potential counterparties’ financial condition and an assignment of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry. We grant credit to utility customers and counterparties, substantially all of whom are located in our service territory, which covers most of Southern California and a portion of central California for SoCalGas, and all of San Diego County and an adjacent portion of Orange County for SDG&E. We also grant credit to utility customers and counterparties of Sempra Pipelines & Storage’s companies providing natural gas or electric services in Mexico, Chile, Peru and southwest Alabama.

When they become operational, projects owned or partially owned by Sempra LNG, Sempra Pipelines & Storage and Sempra Generation place significant reliance on the ability of their suppliers and customers to perform on long-term agreements and on our ability to enforce contract terms in the event of nonperformance. We consider many factors, including the negotiation of supplier and customer agreements, when we evaluate and approve development projects.

At December 31, 2011, RBS Sempra Commodities no longer requires significant working capital support, although RBS is obligated to provide RBS Sempra Commodities with all credit support. However, we have provided back-up guarantees for a portion of RBS Sempra Commodities’ remaining trading obligations. A few of these back-up guarantees may continue for a prolonged period of time. We provide additional information regarding these back-up guarantees and other guarantees in Note 5.

NOTE 16. SEGMENT INFORMATION

We have five separately managed reportable segments, as follows:

1.	SDG&E provides electric service to San Diego and southern Orange counties and natural gas service to San Diego County.

2.	SoCalGas is a natural gas distribution utility, serving customers throughout most of Southern California and part of central California.

3.
Sempra Generation develops, owns and operates, or holds interests in, electric power plants and energy projects in Arizona, California, Colorado, Hawaii, Indiana, Kansas, Nevada, Pennsylvania and Mexico to serve wholesale electricity markets in the United States and Mexico. Sempra Generation also includes the operating results of Sempra Rockies Marketing, which holds firm service capacity on the Rockies Express Pipeline.

4.
Sempra Pipelines & Storage develops, owns and operates, or holds interests in, natural gas and propane pipelines and natural gas storage facilities in the United States and Mexico, and companies that provide natural gas or electricity services in Argentina, Chile, Mexico and Peru. We are currently pursuing the sale of our interests in the Argentine utilities, which we discuss further in Note 4 above. Sempra Pipelines & Storage also operates a natural gas distribution utility in Alabama.

In April 2011, Sempra Pipelines & Storage increased its interests in Chile and Peru, as we discuss in Note 3.

5.	Sempra LNG develops, owns and operates terminals in the U.S. and Mexico for the import and export of LNG, and has supply and marketing agreements to purchase and sell LNG and natural gas.

We evaluate each segment’s performance based on its contribution to Sempra Energy’s reported earnings. The Sempra Utilities operate in essentially separate service territories, under separate regulatory frameworks and rate structures set by the CPUC. The Sempra Utilities’ operations are based on rates set by the CPUC and the FERC. We describe the accounting policies of all of our segments in Note 1.

Sempra Generation’s sales to the DWR, under a 10-year contract that expired September 30, 2011, comprised 6 percent of our revenues in 2011, 8 percent in 2010 and 9 percent in 2009.

Prior to 2011, our Sempra Commodities segment contained our investment in RBS Sempra Commodities LLP (RBS Sempra Commodities), which held commodities-marketing businesses previously owned by us.  Our investment in the partnership is reported on the equity method. We and RBS, our partner in the joint venture, sold substantially all of the partnership’s businesses and assets in four separate transactions completed in July, November and December of 2010 and February of 2011. We discuss these transactions and other matters concerning the partnership in Note 4.

The activity in the partnership no longer meets the quantitative thresholds that require Sempra Commodities to be reported as a reportable segment under applicable GAAP, and we do not consider the remaining wind-down activities of the partnership to be of continuing significance. As a result, effective January 1, 2011, we are reporting the former Sempra Commodities segment in “All other” in the following tables and have restated prior year information to be consistent with this treatment.

The following tables show selected information by segment from our Consolidated Statements of Operations and Consolidated Balance Sheets. We provide information about our equity method investments by segment in Note 4. Amounts labeled as “All other” in the following tables consist primarily of parent organizations and the former commodities-marketing businesses.

SEGMENT INFORMATION
(Dollars in millions)
	Years ended December 31,
	2011			2010			2009
REVENUES
SDG&E		$3,373	34%		$3,049	34%	$2,916	36%
SoCalGas		3,816	38		3,822	42	3,355	41
Sempra Generation		886	9		1,172	13	1,179	15
Sempra Pipelines & Storage		1,443	14		350	4	465	6
Sempra LNG		714	7		711	8	278	3
Adjustments and eliminations		(1)	―		(5)	―	―	―
Intersegment revenues(1)		(195)	(2)		(96)	(1)	(87)	(1)
Total		$10,036	100%		$9,003	100%	$8,106	100%
INTEREST EXPENSE
SDG&E		$142			$136		$104
SoCalGas		69			66		68
Sempra Generation		13			13		12
Sempra Pipelines & Storage		77			36		34
Sempra LNG		42			48		24
All other		233			244		229
Intercompany eliminations(2)		(111)			(107)		(104)
Total		$465			$436		$367
INTEREST INCOME
SDG&E	$	―		$	―		$1
SoCalGas		1			1		3
Sempra Generation		8			16		12
Sempra Pipelines & Storage		31			15		17
Sempra LNG		4			1		―
All other		―			1		―
Intercompany eliminations(2)		(18)			(18)		(12)
Total		$26			$16		$21
DEPRECIATION AND AMORTIZATION
SDG&E		$422	43%		$381	44%	$329	42%
SoCalGas		331	34		309	36	293	38
Sempra Generation		70	7		65	7	58	8
Sempra Pipelines & Storage		92	10		44	5	45	6
Sempra LNG		51	5		51	6	35	4
All other		12	1		17	2	15	2
Total		$978	100%		$867	100%	$775	100%
INCOME TAX EXPENSE (BENEFIT)
SDG&E		$237			$173		$177
SoCalGas		143			176		144
Sempra Generation		(3)			(7)		108
Sempra Pipelines & Storage		70			26		(20)
Sempra LNG		42			25		(15)
All other		(123)			(291)		28
Total		$366			$102		$422

SEGMENT INFORMATION (Continued)
(Dollars in millions)
	At December 31 or for the years ended December 31,
	2011		2010		2009
EARNINGS (LOSSES)
SDG&E(3)	$431	32%	$369	50%	$344	31%
SoCalGas(3)	287	21	286	39	273	25
Sempra Generation	137	10	103	14	169	15
Sempra Pipelines & Storage	527	39	159	21	101	9
Sempra LNG	99	7	68	9	16	1
All other	(124)	(9)	(246)	(33)	216	19
Total	$1,357	100%	$739	100%	$1,119	100%
ASSETS
SDG&E	$13,555	41%	$12,077	40%	$10,229	36%
SoCalGas	8,475	25	7,986	26	7,287	25
Sempra Generation	2,285	7	2,401	8	2,049	7
Sempra Pipelines & Storage	7,146	21	5,175	17	4,485	16
Sempra LNG	2,411	7	2,379	8	2,277	8
All other	553	2	1,691	6	2,775	10
Intersegment receivables	(1,069)	(3)	(1,426)	(5)	(590)	(2)
Total	$33,356	100%	$30,283	100%	$28,512	100%
EXPENDITURES FOR PROPERTY, PLANT & EQUIPMENT
SDG&E	$1,831	64%	$1,210	59%	$955	50%
SoCalGas	683	24	503	24	480	25
Sempra Generation	267	9	135	7	38	2
Sempra Pipelines & Storage	252	9	192	9	200	11
Sempra LNG	11	1	18	1	235	12
All other	5	―	4	―	4	―
Intercompany eliminations(4)	(205)	(7)	―	―	―	―
Total	$2,844	100%	$2,062	100%	$1,912	100%
GEOGRAPHIC INFORMATION
Long-lived assets:
United States	$21,505	85%	$19,905	87%	$19,870	88%
Mexico	2,196	9	2,217	10	1,954	9
South America	1,542	6	705	3	780	3
Total	$25,243	100%	$22,827	100%	$22,604	100%

Revenues:
United States	$8,135	81%	$8,118	90%	$7,476	92%
South America	1,080	11	1	―	1	―
Mexico	821	8	884	10	629	8
Total	$10,036	100%	$9,003	100%	$8,106	100%
(1)		Revenues for reportable segments include intersegment revenues of:

$6 million, $53 million and $47 million for 2011, $6 million, $44 million and $46 million for 2010, and $7 million, $43 million and $37 million for 2009 for SDG&E, SoCalGas and Sempra Pipelines & Storage, respectively. Revenues in 2011 also included $88 million and $1 million of intersegment revenues at Sempra LNG and Sempra Generation, respectively.

(2)		Prior year amounts have been revised to present amounts after eliminations between Parent and corporate entities.
(3)		After preferred dividends.
(4)		Amount represents elimination of intercompany sale of El Dorado power plant in 2011, as discussed in Note 14.

NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

SEMPRA ENERGY
(In millions, except for per share amounts)
	Quarters ended
	March 31	June 30	September 30	December 31
2011
Revenues	$2,434	$2,422	$2,576	$2,604
Expenses and other income	$2,092	$1,836	$2,188	$2,199

Net income	$264	$502	$326	$315
Earnings attributable to Sempra Energy	$258	$511	$296	$292

Basic per-share amounts(1):
Net income	$1.10	$2.10	$1.36	$1.31
Earnings attributable to Sempra Energy	$1.07	$2.14	$1.23	$1.22
Weighted average common shares outstanding	240.1	239.4	239.5	239.8

Diluted per-share amounts(1):
Net income	$1.09	$2.09	$1.35	$1.30
Earnings attributable to Sempra Energy	$1.07	$2.12	$1.22	$1.21
Weighted average common shares outstanding	241.9	240.8	241.9	241.8
2010
Revenues	$2,534	$2,008	$2,116	$2,345
Expenses and other income	$2,395	$1,771	$2,017	$2,034

Net income	$100	$205	$127	$301
Earnings attributable to Sempra Energy	$106	$222	$131	$280

Basic per-share amounts(1):
Net income	$0.41	$0.83	$0.52	$1.26
Earnings attributable to Sempra Energy	$0.43	$0.90	$0.53	$1.17
Weighted average common shares outstanding	246.1	246.8	246.7	239.5

Diluted per-share amounts(1):
Net income	$0.40	$0.82	$0.51	$1.24
Earnings attributable to Sempra Energy	$0.42	$0.89	$0.53	$1.15
Weighted average common shares outstanding	250.4	249.7	249.8	242.5
(1)	Earnings per share are computed independently for each of the quarters and therefore may not sum to the total for the year.

In the second quarter of 2011, Expenses and Other Income, Net Income and Earnings Attributable to Sempra Energy were impacted by a $277 million gain (both before and after tax) resulting from the remeasurement of our equity method investments at Sempra Pipelines & Storage related to its acquisition of additional interests in Chilquinta Energía and Luz del Sur on April 6, 2011, as we discuss in Note 3. Earnings Attributable to Sempra Energy were impacted by $11 million in the third quarter of 2011 and $24 million in the fourth quarter of 2011 from higher earnings from the acquisition of the additional interests in Chilquinta Energía and Luz del Sur.

Revenues increased $324 million, $335 million and $350 million in the second, third and fourth quarters of 2011 compared to 2010, respectively, due to the consolidation of Chilquinta Energía and Luz del Sur beginning April 6, 2011.

In the first quarter of 2010, Expenses and Other Income included $159 million in litigation expense related to the agreement in principle to settle certain energy crisis litigation. The litigation expense negatively impacted Net Income and Earnings Attributable to Sempra Energy by $96 million. Also in the first quarter of 2010, Earnings Attributable to Sempra Energy were negatively impacted by a $16 million write-down of deferred tax assets as a result of the change to U.S. tax law regarding the Medicare Part D subsidy.

In the third quarter of 2010, Expenses and Other Income included a $305 million write-down of our investment in RBS Sempra Commodities. This write-down and a write-down of our investment in Argentina negatively impacted Net Income and Earnings Attributable to Sempra Energy by $139 million and $24 million, respectively.

We discuss quarterly fluctuations related to SDG&E and SoCalGas below.

SDG&E
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2011
Operating revenues	$840	$697	$868	$968
Operating expenses	677	584	658	699
Operating income	$163	$113	$210	$269

Net income	$94	$53	$136	$172
(Earnings) losses attributable to noncontrolling interests	(4)	19	(21)	(13)
Earnings	90	72	115	159
Dividends on preferred stock	(1)	(1)	(2)	(1)
Earnings attributable to common shares	$89	$71	$113	$158
2010
Operating revenues	$742	$692	$811	$804
Operating expenses	604	546	613	629
Operating income	$138	$146	$198	$175

Net income	$76	$55	$103	$124
(Earnings) losses attributable to noncontrolling interests	8	21	5	(18)
Earnings	84	76	108	106
Dividends on preferred stock	(1)	(1)	(2)	(1)
Earnings attributable to common shares	$83	$75	$106	$105

In the fourth quarter of 2011 compared to the same quarter in 2010, Operating Revenues, Net Income and Earnings for SDG&E were favorably impacted by $57 million, $34 million and $34 million, respectively, related to higher revenues associated with incremental wildfire insurance premiums.

Net Income and Earnings for the second, third and fourth quarters of 2011 were favorably impacted by $7 million, $10 million and $13 million, respectively, related to higher allowance for equity funds used during construction, net of changes in interest expense.

SOCALGAS
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2011
Operating revenues	$1,056	$876	$844	$1,040
Operating expenses	937	773	709	911
Operating income	$119	$103	$135	$129

Net income	$68	$60	$81	$79
Dividends on preferred stock	―	(1)	―	―
Earnings attributable to common shares	$68	$59	$81	$79
2010
Operating revenues	$1,182	$834	$776	$1,030
Operating expenses	1,048	716	642	900
Operating income	$134	$118	$134	$130

Net income	$65	$70	$78	$74
Dividends on preferred stock	―	(1)	―	―
Earnings attributable to common shares	$65	$69	$78	$74

In the first quarter of 2011, SoCalGas’ Operating Revenues decreased by $176 million due to lower natural gas prices compared to the first quarter of 2010.

Compared to the first quarter of 2010, Operating Revenues and Operating Expenses were lower in the remaining quarters of 2010 due to lower natural gas prices and volumes.

NOTE 18. SUBSEQUENT EVENT

Effective January 1, 2012, in connection with several key executive appointments made in September 2011, management realigned some of the company’s major operating units to better fit its strategic direction and to enhance the management and integration of our assets. This realignment will result in a change in reportable segments in 2012, primarily to regroup the Sempra Global business units under two operating units, Sempra U.S. Gas & Power and Sempra International.

GLOSSARY

2010 Tax Act	Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010	EPA	Environmental Protection Agency
AB 32	California Assembly Bill 32	EPS	Earnings per common share
AFUDC	Allowance for funds used during construction	ERRP	Early Retiree Reinsurance Program
AMI	Advanced Metering Infrastructure	ESOP	Employee stock ownership plan
AOCI	Accumulated other comprehensive income (loss)	FERC	Federal Energy Regulatory Commission
AROs	Asset retirement obligations	Fowler Ridge 2	Fowler Ridge 2 Wind Farm
ASC	Accounting Standards Codification	GAAP	Accounting Principles Generally Accepted in the United States of America
ASU	Accounting Standards Update	Gazprom	Gazprom Marketing & Trading Mexico
Bay Gas	Bay Gas Storage, LLC	GCIM	Gas Cost Incentive Mechanism
Bcf	Billion cubic feet	GHG	Greenhouse Gas
Black-Scholes Model	Black-Scholes option-pricing model	GRC	General Rate Case
BLM	Bureau of Land Management	IBLA	Interior Board of Land Appeals
Cal Fire	California Department of Forestry and Fire Protection	ICSID	International Center for the Settlement of Investment Disputes
CARB	California Air Resources Board	IFRS	International Financial Reporting Standards
CBD	Center for Biological Diversity/Sierra Club	IOUs	Investor-owned Utilities
CEC	California Energy Commission	ISFSI	Independent spent fuel storage installation
Cedar Creek 2	Cedar Creek 2 Wind Farm	ISO	Independent System Operator
CEQA	California Environmental Quality Act	JP Morgan	J.P. Morgan Chase & Co.
CFE	Comisión Federal de Electricidad (Federal Electricity Commission)	J.P. Morgan Ventures	J.P. Morgan Ventures Energy Corporation
CFTC	U.S. Commodity Futures Trading Commission	KMP	Kinder Morgan Energy Partners, L.P.
Chilquinta Energía	Chilquinta Energía S.A.	kV	Kilovolt
CMS 2	Copper Mountain Solar 2	Liberty	Liberty Gas Storage, LLC
CNE	Comisión Nacional de Energía (National Energy Commission)	LIBOR	London interbank offered rate
Conoco	ConocoPhillips	LIFO	Last-in first-out inventory
Cox	Cox Communications	LNG	Liquefied natural gas
CPSD	Consumer Protection and Safety Division	Luz del Sur	Luz del Sur S.A.A.
CPUC	California Public Utilities Commission	MAOP	Maximum allowable operating pressure
CRE	Comisión Reguladora de Energía (Energy Regulatory Commission)	MBFC	Mississippi Business Finance Corporation
CRRs	Congestion revenue rights	Mcf	Thousand cubic feet
DOE	U.S. Department of Energy	MHI	Mitsubishi Heavy Industries
DRA	Division of Ratepayer Advocates	MICAM	Market Indexed Capital Adjustment Mechanism
DWR	California Department of Water Resources	Midstream Services	Sempra Midstream Services
EBITDA	Earnings before interest, taxes, depreciation and amortization	Mississippi Hub	Mississippi Hub, LLC
Ecogas	Ecogas Mexico, S de RL de CV	MMBtu	Million British Thermal Units (of natural gas)
Edison	Southern California Edison Company	MMcf	Million cubic feet
Elk Hills	Elk Hills Power	Mobile Gas	Mobile Gas Service Corporation
GLOSSARY (CONTINUED)

MSCI	Morgan Stanley Capital International	ROE	Return on equity
MSCI EAFE Index	MSCI Index for equity market performance in Europe, Australasia and Far East	ROR	Rate of return
MW	Megawatt	RPS	Renewables Portfolio Standard
MWh	Megawatt hour	RSAs	Restricted stock awards
Noble Group	Noble Group Ltd.	RSUs	Restricted stock units
NOLs	Net operating losses	SDG&E	San Diego Gas & Electric Company
NRC	Nuclear Regulatory Commission	Sempra Utilities	San Diego Gas & Electric Company and Southern California Gas Company
NTSB	National Transportation Safety Board	SFP	Secondary Financial Protection
OCI	Other comprehensive income	Shell	Shell México Gas Natural
OMEC	Otay Mesa Energy Center	SoCalGas	Southern California Gas Company
OMEC LLC	Otay Mesa Energy Center LLC	SONGS	San Onofre Nuclear Generating Station
OSINERGMIN	Organismo Supervisor de la Inversión en Energía y Minería (Energy and Mining Investment Supervisory Body)	SPPR Group	Southwest Public Power Resources Group
Otay Mesa VIE	Otay Mesa Energy Center LLC	S&P	Standard & Poor’s
OTC	Over-the-counter	Tangguh PSC	Tangguh PSC Contractors
PBOP	Other postretirement benefit plans	Tecnored	Tecnored S.A.
PBOP plan trusts	Postretirement benefit plan trusts	Tecsur	Tecsur S.A.
PCBs	Polychlorinated biphenyls	The Committee	Pension and Benefits Investment Committee
PE	Pacific Enterprises	The Plan	Sempra Energy 2008 Long Term Incentive Plan for EnergySouth, Inc. Employees and Other Eligible Individuals
PEMEX	Petroleos Mexicanos (Mexican state-owned oil company)	The Prior Plan	2008 Incentive Plan of EnergySouth, Inc.
PG&E	Pacific Gas and Electric Company	Trust	ESOP trust
PPACA	Patient Protection and Affordable Care Act	TURN	The Utility Reform Network
PRP	Potentially Responsible Party	UCAN	Utility Consumers’ Action Network
PSEP	Pipeline Safety Enhancement Plan	USFS	United States Forest Service
RBS	The Royal Bank of Scotland plc	VaR	Value at Risk
RBS Sempra Commodities	RBS Sempra Commodities LLP	VEBA	Voluntary Employee Beneficiary Association
RDS	Retiree Drug Subsidy	VIE	Variable Interest Entity
REX	Rockies Express Pipeline	VNR	Valor Nuevo de Reemplazo (New replacement value)
Rockies Express	Rockies Express Pipeline LLC	Williams	Williams Midstream Natural Gas Liquids, Inc.